As filed with the Securities and Exchange Commission on February 8, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Avantor, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3826	82-2758923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, PA 19087

Telephone: (610) 386-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Justin M. Miller, Esq.

Executive Vice President, General Counsel

Avantor, Inc.

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, PA 19087

Telephone: (610) 386-1700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq. Ryan Bekkerus, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Patrick O’Brien, Esq. John Sorkin, Esq. Rachel Phillips, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common stock, par value $0.01 per share	$100,000,000	$12,120

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 8, 2019.

            Shares

Avantor, Inc.

Common Stock

This is an initial public offering of shares of our common stock. We are offering                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $                and $                . See “Underwriting (Conflicts of Interest)” for a discussion of the factors to be considered in determining the initial offering price. We intend to apply to list our common stock on                under the symbol “                .”

Investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting (Conflicts of Interest).”

We have granted the underwriters the option to purchase up to an additional                shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                    , 2019.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is                    , 2019.

Through and including                    , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters (and any of our or their affiliates) have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultants, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

i

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “we,” “us” and “our” refer to Avantor, Inc. and its consolidated subsidiaries.

In accordance with generally accepted accounting principles in the United States (“GAAP”), we have included the financial results of VWR Corporation (“VWR”) since the acquisition of VWR on November 21, 2017 (the “VWR Acquisition”). In addition, on September 30, 2016, we merged with NuSil Acquisition Corp, NuSil Technology LLC and its subsidiaries (“NuSil”). Since both NuSil and our predecessor were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented. For more information about this basis of presentation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 to the audited annual financial statements included elsewhere in this prospectus.

PRESENTATION OF CERTAIN FINANCIAL MEASURES

Certain financial measures presented in this prospectus, including Adjusted EBITDA and Management EBITDA, are not recognized under GAAP. Adjusted EBITDA and Management EBITDA have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with GAAP. These non-GAAP financial measures are included in this prospectus because they are key metrics used by management to assess our financial performance. We use these measures to supplement GAAP measures of performance in order to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We believe such measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry and are helpful supplemental measures to provide additional insight in evaluating a company’s core operational performance as they exclude costs that do not relate to the underlying operation of their business and include cost savings that are expected to occur.

Adjusted EBITDA and Management EBITDA are non-GAAP measures of our financial performance and should not be considered as alternatives to net income or loss as a measure of financial performance or any other performance measures derived in accordance with GAAP, nor should they be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Management EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future, Adjusted EBITDA and Management EBITDA contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working

ii

capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Management EBITDA. Our presentation of Adjusted EBITDA and Management EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

In calculating Adjusted EBITDA and Management EBITDA, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. Accordingly, you should not view our presentation of these adjustments as a projection that we will achieve these benefits but rather only as an indication of our current expectations.

For definitions of Adjusted EBITDA and Management EBITDA and reconciliations to the most directly comparable measure under GAAP, see “Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures and Other Financial Data—Reconciliation of Non-GAAP Financial Measures.”

ABOUT THIS PROSPECTUS

We and the underwriters (and any of our or their affiliates) have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission. We and the underwriters (and any of our or their affiliates) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

iii

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the financial statements and the notes thereto, included elsewhere in this prospectus, before making an investment decision. This summary containing forward-looking statements that involves risks and uncertainties.

Company Overview

We are a leading global provider of mission critical products and services to customers in the biopharma, healthcare, education & government, and advanced technologies & applied materials industries. Our comprehensive offerings, which include materials & consumables, equipment & instrumentation and services & specialty procurement, are relied upon by our customers, often on a recurring basis, because they are frequently specified into their research, development and production processes. These processes are commonly organized into “workflows” that define the activities our customers perform each day. We collaborate closely with our customers to enable them to develop new innovative products, lower their development and production costs, improve product or process performance characteristics, and enhance the safety and reliability of the drugs, devices, and other products they produce. In addition to relying on our products, many customers depend upon our services. Some of these services are performed by approximately 1,400 of our associates that are co-located with certain customers, working side-by-side with their scientists every day. Our local presence combined with our global infrastructure enable and promote successful relationships with our customers and connect us to over 240,000 of their locations in over 180 countries. Our mission is to set science in motion to create a better world.

The depth and breadth of our portfolio provides our customers a comprehensive range of products and services and allows us to create customized and integrated solutions for our customers. Selected offerings sold to our customers in discovery, research, development and production processes include:

•

Materials & consumables: Ultra-high purity chemicals and reagents, lab products and supplies, highly specialized formulated silicone materials, customized excipients, customized single-use assemblies, process chromatography resins and columns, analytical sample prep kits and education and microbiology and clinical trial kits;

•

Equipment & instrumentation: Filtration systems, virus inactivation systems, incubators, analytical instruments, evaporators, ultra-low-temperature freezers, biological safety cabinets and critical environment supplies; and

•	Services & specialty procurement: Onsite lab and production, clinical, equipment, procurement and sourcing and biopharmaceutical material scale-up and development services.

We have deep expertise in developing, customizing, manufacturing and supplying products for a wide variety of workflows, allowing us to provide tailored solutions throughout the lifecycle of our customers’ products. In aggregate, we provide approximately six million products, including products we make as well as products from approximately 4,000 core suppliers across the globe. We manufacture products that meet or exceed the demanding requirements of our customers across a number of highly-regulated industries. Our high-purity and ultra-high purity products, such as our J.T.Baker and SeaStar brand chemicals, are trusted by life sciences and electronic materials customers around the world and can be manufactured at purity levels as stringent as one part-per-trillion. Similarly, our NuSil brand of high-purity, customized silicones has been trusted for more than thirty years by leading medical device manufacturers and aerospace companies.

We complement our products with a range of value-added services. Each day, our onsite service associates work side-by-side with our customers to support their workflows. This close proximity to our customers and their workflows allows our associates to develop insights into how to serve them better. In certain cases, customers choose to fully leverage our value-added services and expertise by outsourcing specialized workflows entirely to us, further connecting us to their operations and allowing us to identify new business opportunities. We believe our growing services offering is a competitive advantage that further differentiates us from our competitors, deepens our relationships with current customers and enhances our ability to reach new ones.

We employ a differentiated innovation model that is informed by our embedded relationships with our customers and enables us to anticipate and align our innovation efforts with our customers’ priorities. We engage with our customers early in their product development cycles through our 300-person innovation team to advance our customers’ programs from research and discovery through development and commercialization. At each step of our customers’ workflows, we share our scientific and workflow expertise to help deliver incremental and sustainable improvements to existing customer products and processes. These projects include enhancing product purity and therefore its performance characteristics, improving product packaging and streamlining workflows. Our strategic initiatives include the development of new products in emerging areas of science such as cell and gene therapy. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support.

We are a strategic partner to a diverse and sophisticated customer base with stringent quality and regulatory demands. Our ability to customize products and processes at scale while meeting these quality and regulatory requirements and the embedded nature of our business model have made us an integral part of our customers’ development programs and broader supply chain. We are incorporated in over 800 of our customers’ master access files (“MAF”) and drug master files (“DMF”) that are registered with regulatory authorities around the world. Additionally, we are able to meet the exacting quality and regulatory requirements of our advanced technologies & applied materials customers, including semiconductor manufacturers, by providing materials at purity levels as stringent as one part-per-trillion. We have developed long-standing relationships with a global customer base, and generated approximately 35% of our revenues for the nine months ended September 30, 2018 from customers with whom we have 15+ year relationships. In total, in 2018 we believe we served established leaders and emerging innovators across each of the industries we serve:

The combination of our innovation centers and manufacturing facilities empowers us to support our customers from the earliest stages of their product innovation to commercial manufacturing, and provides us multiple opportunities to serve as a critical partner to them. Our eight regional innovation centers located in five different countries (including four currently operating in the Asia, Middle East and Africa (“AMEA”) region and a fifth which we expect to be operational in mid-2019), allow us to efficiently support the product development needs of our diverse customer base. In addition, we have 27 manufacturing facilities, 13 of which are Current Good Manufacturing Practices (“cGMP”) compliant and 12 of which are regulated by the U.S. Food and Drug Administration (“FDA”) or comparable foreign regulatory authorities. Led by our globally recognized VWR brand, we have approximately 150 sales and distribution centers strategically located to promote supply chain efficiency, enabling us to deliver orders virtually anywhere in the world, often within 24 to 48 hours. We employ approximately 3,800 sales and sales support professionals around the world who are focused on serving our customers through a local presence. Our professionals’ comprehensive industry-specific knowledge is supplemented by our leading online customer platform which affords current and potential customers a rich, informative and customized user experience and allows us to better address a global customer base. Many customers choose to directly integrate their ordering activity with our online platform. We have over 2,500 integrated connections with our customers and approximately 1,000 integrated connections with our suppliers to simplify and expedite their transactions with us. In 2018, approximately 45% of our customer orders came from our online platform.

We recorded net sales of $4,390.4 million, net loss of $33.6 million and Adjusted EBITDA of $710.0 million for the nine months ended September 30, 2018. We generated revenue growth of approximately 10% for the nine months ended September 30, 2018 as compared to the same period in the prior year on a combined basis, and approximately 85% of our revenues were from offerings which we consider to be recurring in nature. For the definition of Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income or loss, please see “—Summary Historical Financial and Other Data.”

Our Competitive Strengths

Our customer-centric business model, combined with our deep understanding of our customers’ workflows, allows us to differentiate ourselves in the marketplace and is at the core of our competitive advantage. We believe the following competitive strengths provide the foundation for our position as the partner of choice for mission critical products and services to our customers:

Trusted Partner With Deep Customer Relationships. Our end-to-end integrated workflow platform and our ability to partner at every stage of research, development and commercialization have led to deep, embedded customer relationships. Approximately 1,400 of our associates are co-located with certain customers, working side-by-side with their scientists every day. We have collaborated with and supported many of our strategic global accounts for decades, and approximately 35% of our revenue for the nine months ended September 30, 2018 was generated by customers with whom we have maintained relationships for over 15 years. Regardless of company size or development stage, our customers seek a partner with innovative and comprehensive product offerings, superior quality, advanced manufacturing and skilled technical services to support all of their research, development and commercialization needs. Based on our expertise and experience in these areas, we believe we are a critical partner for our customers.

Customized Offerings to Address Our Customers’ Evolving Needs. We work closely with our customers to provide highly customized formulations across a variety of workflows. Our customization capabilities span the entire spectrum of core customer requirements, including purity, composition, blending, kitting, form factor, packaging, lot size and specialized certifications. Our ability to rapidly customize and innovate has led to significant adoption of our products as we and our customers seek to improve productivity and establish new processes. Our highly specialized and customized development, manufacturing and servicing capabilities also allow us to continue to pursue customized solutions in emerging and innovative therapeutic areas such as cell and gene therapies.

Depth And Breadth of Product and Service Offerings. Our comprehensive portfolio of materials & consumables, equipment & instrumentation and services & specialty procurement enables us to serve some of the most demanding and challenging areas of science. We offer more than six million distinct products that are often required by our customers in many of their most important processes. Our portfolio includes products valued for their exacting purity and performance specifications, some of which we manufacture to purity levels as stringent as one part-per-trillion. In addition, we offer our customers comprehensive value-added services and innovative services needed in the laboratory. We are dedicated to bringing new digital insights and capabilities to our customers as we collaborate to cultivate the “lab of the future”—a lab capable of generating and digesting vast amounts of data with IoT devices.

Quality and Regulatory Expertise Drives Customer Loyalty. We serve industries that are subject to rigorous quality, performance and reliability regulations. Our customers rely on us to navigate these requirements while also facilitating their innovation and manufacturing efforts. We have submitted and maintain over 800 MAFs and DMFs with the FDA and comparable local regulatory authorities in nine countries, which simplifies our customers’ medical product approval processes by allowing them to reference our products as part of their own applications. Our 13 cGMP facilities and 19 ISO-certified distribution facilities create a manufacturing and distribution network that is designed to meet stringent quality and regulatory requirements. Our quality expertise is highly valued, including in semiconductor manufacturing, where customer demands for precision frequently exceed those in pharmaceuticals, biologics and medical devices. Our manufacturing expertise allows us to utilize the same manufacturing line for all stages of development and commercialization thus reducing customer regulatory burdens as their products progress from the laboratory to full scale production. This differentiated approach allows our customers to bring their products to market faster and more efficiently, and allows us to typically maintain our position over the life of the product given the regulatory requirements, as well as the costs and risks involved in substituting our products.

Customer-Centric Innovation Framework. We employ a differentiated innovation model that is informed by our embedded relationships with our customers and enables us to anticipate and align our innovation efforts with our customers’ priorities. We take a portfolio approach to our activities and focus on both incremental and breakthrough innovation. We will continue to serve the most successful established and emerging companies through:

•

Proprietary Product Innovations. We engage with our customers throughout their product lifecycles, including during initial discovery and development activities, to create materials and solutions that meet stringent specifications. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support.

•

Third-Party Product Innovations. We are an important channel for thousands of specialized manufacturers of complex and sophisticated scientific products. Because we are already embedded in key customer workflows and are widely trusted among a broad collection of emerging and established suppliers, we are able to accelerate market acceptance and growth of promising third-party innovations.

•

Data and Research Analytics. We are actively engaged in developing advanced, innovative data integration and analytical solutions to support the vast amounts of data being generated by our customers. By relying on our data capabilities and insights, we will allow our customers to continue to focus on their core competencies while also participating in the benefits derived from analyzing and utilizing data.

Global Scale, Strategic Locations and Specialized Infrastructure. We are strategically located close to our global customers to drive supply chain efficiency, minimize customer lead times and navigate a complex network of regulatory requirements. Our global footprint consists of over 200 facilities located in over 30 countries and allows us to deliver our extensive portfolio of products and services to customers nearly anywhere in the world and generally within 24 to 48 hours. We have the expertise and government licenses to manage multiple controlled environments globally, enabling us to safely and in a compliant manner handle highly regulated chemicals and other materials.

Attractive Financial Profile and Scalable Operating Platform. We believe we have an attractive business model due to our scale, resilient and recurring revenue base, demonstrated operating leverage, and strong cash flow generation. We generated revenue growth of approximately 10% for the nine months ended September 30, 2018, as compared to the same period in the prior year on a combined basis. The cost of our products is often a small percentage of the overall cost of our customers’ workflow, resulting in a resilient business profile. Additionally, for the nine months ended September 30, 2018, approximately 85% of our sales were from our materials & consumables and services & specialty procurement offerings which we consider to be recurring. By employing the Avantor Business System (“ABS”), a disciplined approach to continuously unlocking operational efficiencies, we have a demonstrated track record of improving profitability and driving cash flow generation. Our platform is further enhanced by a highly disciplined approach to M&A that has historically contributed incremental revenue growth of approximately 1% to 2% per year by targeting businesses that enhance our workflow solutions, increase our technical capabilities and extend our global reach.

World-Class Leadership with Proven Ability to Execute at Scale. Our 13-member senior executive team has extensive experience within the life sciences and advanced technologies & applied materials industries globally, and possesses a wide network of industry relationships. Our management team has a proven track record of delivering stable revenue growth, executing on investment plans, achieving margin expansion and driving continuous improvement of global enterprises. Our management team is supported by approximately 12,000 associates around the world who have extensive scientific and commercial experience and enable us to provide our customers with tailored expertise and service.

Our Growth Strategies

We intend to capitalize on our world-class platform and distinctive competitive strengths as we pursue the following growth strategies:

Increase Integration of Our Products and Services Into Customers’ Workflows. Our extensive and long-term relationships with our customers and our embedded position in their workflows provide us with unique insights into their activities and understanding of additional products and services that we could offer to them. We translate these insights and understanding, together with our focus on workflows, into a convenient one-stop solution for our customers resulting in a growing volume of business.

Develop New Products and Services. We are continuously expanding our portfolio to provide our customers with additional solutions and further expand our addressable markets. Specifically, we are focusing our efforts to expand our portfolio in:

•	Bioproduction. We are broadening our range of process ingredients, serums, reagents, excipients, chromatography resins and single-use assemblies for use in the fast-growing bioproduction sector.

•

Custom Manufactured Products. We are continuing to partner with our customers to create materials and solutions that meet the unique and stringent specifications for their current and future products. We currently have approximately 1,400 customer-directed projects in development at our innovation centers located around the world.

•

New Products in High Growth Areas. We are working closely with our sales force and our customers’ R&D teams to understand emerging technologies and regulatory and industry standards that will become critical workflows in high growth industries. This close coordination with customers allows us to make targeted investments in the development of innovative products and solutions, bringing new products and services to market rapidly.

•

Service Offerings. We are expanding upon our traditional services, such as specialty procurement, to offer additional innovative, flexible and customized solutions to our global strategic customers. We will continue to expand the scope of our service offerings and increase the complexity, precision and value of our offerings.

•

Digital Capabilities. As the volume, velocity, and variety of data generated by our customers continue to expand, the ability to organize and analyze this data for actionable insight has become increasingly critical to our customers. Based on the insights we gain as strategic partners, we are building a broad suite of technology-enabled offerings tailored to our customers’ objectives to increase productivity and effectiveness of their research and manufacturing workflows.

Expand in Geographies Expected to Have Outsized Growth. We are focused on expanding our geographic reach and believe certain emerging economies, including China, Southeast Asia and Eastern Europe, offer a strong opportunity for growth. Local demand for our products and solutions in these regions is being driven by increasingly stringent quality and regulatory requirements, the expansion of our customers’ presence, an inadequate local supplier base and a significant increase in local government investment to support innovation in the industries we serve. We have invested in targeted geographies and intend to capitalize on our local presence and ability to attract new customers and follow existing ones into new geographies.

Continually Enhance Our Global Online Platform. We are continually improving and expanding our multi-lingual online sales platform in order to deliver our complete portfolio of offerings across all workflows. We will focus on enhancing our online platform in order to improve search engine effectiveness, simplify and personalize the user experience though enhancements to our vwr.com website, and capture greater wallet share at existing customers and business from new customers. Using advanced analytics, we have also developed digital tools and marketing programs to increase the utility and stickiness of our platform, improve order conversion rates and share better insights with our customers regarding their needs and purchasing behaviors.

Increase Commercial Excellence and Operational Efficiency to Drive Margin Expansion. Operational discipline has been a core business focus at Avantor and VWR historically and continues to be our priority across manufacturing, sales and operational processes. The ABS is fundamental to our operational growth strategy to drive continuous improvement by improving efficiency throughout our supply chain and increasing our overall productivity. This approach will continue to be a key component in our margin expansion plans going forward and will help drive profitability and cash generation.

Pursue Strategic Acquisitions to Expand our Platform. We have a strong track record of successfully identifying, completing and integrating strategic acquisitions. Our broad platform, global infrastructure and diversified customer base allow us to generate growth and operating leverage through such acquisitions. We intend to continue to pursue opportunistic acquisitions in our existing and adjacent customer segments to accelerate our entry into high-growth markets and geographies as well as add capabilities and workflow solutions.

Industry Overview

We operate primarily in the biopharma, healthcare, education & government and advanced technologies & applied materials industries. We estimate our total addressable market within these industries to be approximately $70 billion in the aggregate in 2018. We expect the total addressable market we serve will grow approximately 5% annually from 2018 to 2020. Our customers are sophisticated, science-driven businesses working across highly technical industries that require innovation and adherence to the most demanding technical and regulatory requirements.

The following are some of the market forces affecting our customers and driving growth within our industries:

•

Favorable Demographic and Epidemiologic Trends. Healthcare demand is increasing rapidly across most of the world, driven principally by aging populations, an increased prevalence of chronic diseases and improved access to healthcare.

•	Strong Funding and Externalization of Drug Discovery. Research and development (“R&D”) activities are accelerating with approximately $200 billion of investment in life sciences being deployed each year by a variety of sources, including governments, startups and large pharmaceutical companies. We have seen an increasing trend in R&D outsourcing among both small and large pharmaceutical companies, who are focused on driving efficiencies in their processes and aim to focus on their key strengths and value generating activities.

•

Proliferation of R&D and Development of New Therapeutic Modalities. The rapid, accelerating pace of scientific innovation in the industries we serve is propelling heightened investment in complex and novel research, including new biologic and therapeutic modalities.

•

Emergence of Biosimilars. Biosimilars are rapidly emerging alongside small and large molecule drugs. Based on our evaluation of third-party data, we estimate biosimilar sales will exceed $25 billion by 2020.

•

Digital Transformation of Science. The rapid adoption of technologies such as big data and analytics and cloud based solutions represents a meaningful opportunity to automate and optimize mission critical operations and drive competitive differentiation.

•

Positive Research and Development Trends in Advanced Technologies & Applied Materials. Continued demand for Internet of Things (“IoT”) devices and groundbreaking technological advancements, including artificial intelligence and autonomous cars, are driving demand for improved chip designs that often have smaller feature sizes. These new chips will increase the need for ultra-high purity materials, in higher volumes, that are used in the semiconductor manufacturing processes. In addition, the aerospace & defense industry continues to utilize new technologies and features, which has driven growth of spending in this industry.

The following is a summary of the industries we serve:

•

Biopharma. Our offerings are used by biopharmaceutical companies, biotechnology companies, biosimilar companies, generic drug companies and contract manufacturing organizations (“CMOs”) of all sizes to specifically address their development and manufacturing needs during each phase of a drug’s lifecycle, from research and development to commercialization. We are well-positioned to support the emerging needs of science, providing solutions for both traditional small molecule sectors and the growing, more complex large molecule sector. We estimate that our addressable portion of the biopharma industry for 2018 was approximately $30 billion and will grow approximately 7% from 2018 to 2020.

•

Healthcare. Healthcare consists of medical implants, drug delivery devices, non-implantable devices (the “medical device industry”) and diagnostic tools and consumables (the “diagnostics industry”). Our offerings include high-purity silicones used in the manufacture of medical implantable devices, including aesthetic and reconstructive implants, pacemakers and cochlear implants. Our high-purity silicones are also frequently specified into non-implantable medical devices, such as medical-grade tubing, balloons and bladders. Also, we provide medical-grade silicones expertise to customize sustained drug-release devices for our pharmaceutical and biologics customers. We estimate that our addressable portion of the healthcare industry for 2018 was approximately $9 billion and will grow approximately 5% from 2018 to 2020.

•

Education & Government. The education & government industry consists of government sponsored research across multiple areas of discovery, including basic and applied science. Our offerings are used by academic institutions and government sponsored organizations to address their needs for continued education and testing and research activities that includes areas such as agriculture and environmental. We estimate that our addressable portion of the education & government industry for 2018 was approximately $15 billion and will grow approximately 3% from 2018 to 2020.

•

Advanced Technologies & Applied Materials. We have a comprehensive product line of solutions and high-purity acids and solvents used in the manufacture of semiconductors and other high precision electronic applications. We also offer an extensive line of specialty space-grade silicone materials to the aerospace & defense industry. These highly customized materials are used in extreme environments, and include adhesives, sealants, coatings and other inputs for various aircraft, satellite and space applications. We estimate that our addressable portion of the advanced technologies & applied materials industry for 2018 was approximately $15 billion and will grow approximately 4% from 2018 to 2020.

Risks Related to Our Business and Our Industry, Regulation and Our Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks. Some of the more significant challenges and risks related to our business include the following:

•	our ability to implement our growth strategy, both domestically and internationally, while maintaining our commercial operations and administrative activities;

•	our ability to anticipate and respond to changing industry trends;

•	our ability to continue to successfully value and integrate acquired businesses, including NuSil and VWR;

•	our products’ satisfaction of applicable quality criteria, specifications and performance standards; and

•	our high degree of leverage, our ability to incur more debt and access additional capital, and our ability to generate cash to service our indebtedness and to fund our other liquidity needs.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

Our 115 year legacy began in 1904 with the founding of the J.T. Baker Chemical Company. In 2010, Avantor was acquired by affiliates of New Mountain Capital, LLC ("New Mountain Capital"), our sponsor, from Covidien plc. Since then, we have expanded through a series of large acquisitions across the globe. In 2016, we acquired NuSil, a leading supplier of high-purity silicone products for the medical device industry that was founded in 1985. In 2017, we also acquired VWR, a global manufacturer and distributor of laboratory and production products and services founded in 1852 that now represents the primary ordering platform for our customers. Avantor, Inc. was incorporated in Delaware in May 2017 in anticipation of the VWR Acquisition.

Our principal executive offices are located at the Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087 and our telephone number is (610) 386-1700. Our website is www.avantorinc.com. Information contained on our website or that can be accessed through our website is not part of, and is not incorporated by reference in, this prospectus.

Our Sponsor

New Mountain Capital is a New York-based investment firm that currently manages private equity, public equity and credit funds with over $20.0 billion in aggregate assets under management, including capital commitment and equity raised for New Mountain Partners V. Its private equity platform emphasizes business building and growth, rather than debt, as it pursues long-term capital appreciation. New Mountain Capital seeks out what it believes to be the highest quality growth leaders in carefully selected acyclical segments that have “defensive growth” characteristics and then works intensively with management to build the value of these companies.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of common stock, less underwriting discounts and commissions.

Common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering to redeem outstanding shares of Existing Senior Preferred Stock (as defined herein), with any remaining net proceeds used for general corporate purposes. Certain affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, will receive more than 5% of the net proceeds of this offering as a result of their holding a substantial portion of our Existing Senior Preferred Stock.

Dividend policy	We do not currently anticipate paying any dividends on our common stock immediately following this offering. We expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Conflicts of interest

Certain affiliates of Goldman Sachs & Co. LLC (i) will receive more than 5% of the net proceeds of this offering due to the redemption of outstanding shares of our Existing Senior Preferred Stock with the net proceeds of this offering, (ii) own greater than 10% of our outstanding preferred stock and (iii) currently have two director appointees on our Board and, following this offering will have the right to continue to appoint one director to our board pursuant to rights under the Stockholders Agreement, as well as other rights. See “Certain Relationships and Related Party Transactions.” Therefore, Goldman Sachs & Co. LLC is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. For more information, see “Underwriting (Conflicts of Interest).”

Proposed ticker symbol	“ .”

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us;

•

issuance of                 shares of common stock issuable upon conversion of the Existing Junior Convertible Preferred Stock based on an initial offering price of $             per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). Conversion of the Existing Junior Convertible Preferred Stock into shares of common stock will occur automatically 90 days after consummation of this offering. The number of shares of common stock received upon conversion of the Existing Junior Convertible Preferred Stock will be fixed at the number of shares stated above unless the volume-weighted average trading price of our common stock for a period of 30 trading days (the “30-day VWAP”) prior to the conversion date is less than $        , in which case additional shares of common stock would be issued in an amount sufficient to provide holders with common stock equal to the value of the liquidation preference of the Existing Junior Convertible Preferred Stock divided by the 30-day VWAP (the “Conversion Adjustment Shares”). See “Description of Capital Stock—Preferred Stock—Existing Junior Convertible Preferred Stock”;

•	an initial offering price of $ per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus); and

•

the                  -for-                  stock split that we intend to effectuate with respect to our shares of common stock immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Additionally, the number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of December 31, 2018 and does not reflect:

•	shares of common stock that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $0.01 per share;

•	shares of common stock that may be issued pursuant to future awards under the Vail Plan or our 2019 Equity Incentive Plan (each as defined below) to be in effect following this offering; and

•

                 shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $             or the vesting of restricted stock units issued under the Legacy Avantor Plan (as defined below) and/or the Vail Plan.

Summary Historical Financial and Other Data

The following tables set forth our summary historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2015, is derived from our audited consolidated financial statements and related notes thereto not included in this prospectus. The summary historical consolidated financial data as of September 30, 2018 and for the nine months ended September 30, 2017 and 2018 is derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

In accordance with GAAP, we have included the financial results of VWR since the VWR Acquisition on November 21, 2017. In addition, on September 30, 2016, we merged with NuSil. Since both NuSil and our predecessor were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented. For more information about this basis of presentation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 to the audited annual financial statements included elsewhere in this prospectus.

You should read the information contained in this table in conjunction with “Capitalization,” “Selected Condensed Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the accompanying notes and our unaudited consolidated financial statements and the accompanying notes, each included in this prospectus.

	Year ended December 31,			Nine months ended September 30,
(in millions, except per share data)	2015	2016	2017	2017	2018
Statement of operations data
Net sales	$636.9	$691.3	$1,247.4	$517.7	$4,390.4
Cost of sales	374.7	371.6	814.6	278.1	3,003.4

Gross profit	262.2	319.7	432.8	239.6	1,387.0
Selling, general and administrative expenses	200.6	281.5	449.7	172.5	1,071.9
Fees to New Mountain Capital	1.0	28.3	193.5	13.5	0.9

Operating (loss) income	60.6	9.9	(210.4)	53.6	314.2
Interest expense	(30.6)	(80.3)	(257.3)	(109.3)	(388.7)
Other (expense) income, net	(0.2)	(0.2)	7.5	11.6	7.0

Income (loss) before income taxes	29.8	(70.6)	(460.2)	(44.1)	(67.5)
Income tax (expense) benefit	(17.1)	(10.1)	314.9	24.2	33.9

Net income (loss)	12.7	(80.7)	(145.3)	(19.9)	(33.6)
Net loss attributable to noncontrolling interests	(8.9)	(38.3)	(32.6)	(12.5)	—

Net income (loss) attributable to Avantor, Inc.	21.6	(42.4)	(112.7)	(7.4)	(33.6)
Accumulation of yield on series A preferred stock	—	—	(27.8)	—	(198.4)
Adjustment of series A preferred stock to redemption value	—	—	(274.4)	—	—

Net income (loss) available to common stockholders of Avantor, Inc.	$21.6	$(42.4)	$(414.9)	$(7.4)	$(232.0)

Earnings (loss) per share:
Basic	$0.71	$(1.39)	$(13.73)	$(0.24)	$(8.75)
Diluted	0.64	(1.39)	(13.73)	(0.24)	(8.75)
Weighted average shares outstanding:
Basic	30.5	30.5	30.2	30.7	26.5
Diluted	33.5	30.5	30.2	30.7	26.5

	Year ended December 31,			Nine months ended September 30,
(in millions)	2015	2016	2017	2017	2018

Balance sheet data (as of period end)
Cash and cash equivalents	$51.9	$62.9	$185.4		$171.8
Total assets	1,150.4	1,135.8	10,446.5		10,118.3
Total long-term debt and capital leases, including current portion	428.7	1,296.1	7,117.8		6,995.1
Total liabilities	726.7	1,646.4	9,476.9		9,226.7
Total redeemable equity	—	—	3,589.8		3,788.2
Avantor, Inc. stockholders’ deficit	(737.9)	(374.9)	(2,620.2)		(2,896.6)
Equity (deficit) of noncontrolling interest	123.6	(135.7)	—		—
Total stockholders’ deficit	(614.3)	(510.6)	(2,620.2)		(2,896.6)

Cash flow data
Net cash provided by (used in) operating activities	$124.6	$72.9	$(167.5)	$(20.5)	$130.6
Net cash used in investing activities	(35.4)	(29.9)	(6,676.0)	(92.7)	(23.2)
Net cash (used in) provided by financing activities	(87.6)	(43.5)	6,965.0	99.6	(115.9)

Other data
Adjusted EBITDA(1)	$158.8	$220.7	$289.5	$174.7	$710.0

(1)

We define Adjusted EBITDA as net income (loss) before interest, taxes and depreciation and amortization as further adjusted to eliminate the impact of certain costs related to this offering, our reorganization and other items that we do not consider in our evaluation of our ongoing operating performance from period to period as discussed further below and to remove the impact of noncontrolling interest. We believe Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and is a helpful supplemental measure to provide additional insight in evaluating a company’s core operational performance as it excludes costs that do not relate to the underlying operation of their business.

Adjusted EBITDA is a non-GAAP measure of our financial performance and should not be considered as an alternative to net income (loss) as a measure of financial performance, or any other performance measure derived in accordance with GAAP, nor should it be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA. Our presentation of Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP performance measure, to Adjusted EBITDA, using data derived from our consolidated financial statements, in each case for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
(dollars in millions)	2015	2016	2017	2017	2018
Net income (loss).	$12.7	$(80.7)	$(145.3)	$(19.9)	$(33.6)
Interest expense	30.6	80.3	257.3	109.3	388.7
Income tax expense (benefit)	17.1	10.1	(314.9)	(24.2)	(33.9)
Depreciation and amortization	60.7	60.3	99.2	47.5	303.5

EBITDA	$121.1	$70.0	$(103.7)	$112.7	$624.7
Adjustments:
Net foreign currency (gain) loss from financing activities(a)	(0.1)	0.4	5.5	(0.4)	0.2
Gain on derivative instruments(b)	—	—	(9.6)	(8.5)	—
Other share-based compensation expense(c)	15.8	86.6	26.6	—	—
Restructuring and severance charges(d)	8.6	11.1	29.6	5.2	57.1
Purchase accounting related adjustments(e)	7.1	4.5	41.8	(1.0)	2.8
Sponsor transaction fees(f)	—	27.3	192.5	12.5	—
Executive departures(g)	3.1	—	—	—	2.4
Impairment charges(h)	0.7	—	5.0	—	1.9
VWR transaction expenses(i)	—	—	43.6	3.9	0.4
VWR integration and planning expenses(j)	—	—	30.1	22.5	19.4
Other transaction and integration expenses(k)	2.5	11.5	25.0	24.7	1.1
Debt refinancing fees(l)	—	4.7	3.1	3.1	—
Environmental remediation costs(m)	—	4.6	—	—	—

Adjusted EBITDA	$158.8	$220.7	$289.5	$174.7	$710.0

(a)

Represents remeasurement of various foreign-denominated borrowings into functional currencies. Our U.S. subsidiaries carry a significant amount of euro-denominated debt, and many of our subsidiaries borrow and lend with each other in foreign currencies. For the nine months ended September 30, 2018 and the year ended December 31, 2017, the foreign currency gains were primarily caused by €190 million of unhedged intercompany loans receivable.

(b)	For the 2017 periods, represents changes in the fair value of foreign currency forward contracts used to hedge pre-acquisition changes in the value of VWR’s euro-denominated loans.
(c)

Represents expenses related to remeasuring legacy NuSil awards at fair value on a recurring basis and modification of share-based awards caused by the legal-entity restructurings in November 2017 and September 2016. These expenses fluctuated significantly across the periods due to the increases in the value of our business following business combinations.

(d)	The following table presents restructuring and severance charges by plan:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2015	2016	2017	2017	2018
Global value capture program	$—	$—	$17.5	$—	$54.8
Other	8.6	11.1	12.1	5.2	2.3

Total	$8.6	$11.1	$29.6	$5.2	$57.1

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors and Current Trends Affecting Our Business and Results of Operations—We are implementing a significant global value capture program” for additional information about the global value capture program. Other includes three smaller plans for VWR, NuSil and legacy Avantor and other non-plan initiatives.

(e)

Represents reversals of the short-term impact of purchase accounting adjustments on earnings, the most significant of which was the increase to cost of sales that resulted from valuing VWR’s inventory at fair value in purchase accounting. Also includes the earnings impact of remeasuring contingent consideration to fair value on a recurring basis.

(f)

Represents transaction fees paid to New Mountain Capital. Pursuant to the terms of their advisory agreement with us, New Mountain Capital earned a fee equal to 2% of the value of each of our three debt refinancings and the VWR Acquisition. See “Certain Relationships and Related Party Transactions.”

(g)	Represents severance payments made to former executives that were not part of an approved restructuring program.
(h)

For the nine months ended September 30, 2018, represents the write-off of property, plant and equipment related to a legacy research and development facility. For the year ended December 31, 2017, represents the write-off of property, plant and equipment and inventory related to a discontinued product line.

(i)	Represents direct expenses incurred to consummate the VWR Acquisition.
(j)	Represents expenses incurred related to planning and integration of VWR.
(k)	The following table presents the components of other transaction and integration expenses:

	Year ended December 31,			Nine months ended September 30,
(in millions)	2015	2016	2017	2017	2018
Unconsummated equity offering	$—	$5.0	$19.9	$19.9	$—
NuSil-related integration expenses	—	3.4	5.1	4.8	—
Other transaction expenses	2.5	3.1	—	—	1.1

Total	$2.5	$11.5	$25.0	$24.7	$1.1

(l)	Represents non-capitalized fees incurred to refinance our debt in March 2017, September 2016 and June 2016, excluding transaction fees paid to New Mountain Capital.
(m)	Represents establishment of a multi-year environmental remediation liability to remediate soil and groundwater conditions at our Gliwice, Poland manufacturing facility.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to purchase our common stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

Significant interruptions in our operations could harm our business, financial condition and results of operations.

Manufacturing, distribution and logistics problems can and do arise, and any such problems could have a significant impact on our operating results. Accordingly, any significant disruptions to the operations of our manufacturing or distribution centers or logistics providers for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond our control could cause our operating expenses to increase without coverage or compensation or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. We must also maintain sufficient production capacity in order to meet anticipated customer demand, which carries fixed costs that we may not be able to offset if orders slow, which would adversely affect our operating margins. If we are unable to manufacture our products consistently, in sufficient quantities, and on a timely basis, our net sales, gross margins and our other operating results will be materially and adversely affected. Prompt shipment of our products is also very important to our business. We have experienced problems with or delays in our production, shipping and logistics capabilities that resulted in delays in our ability to ship finished products, and there can be no assurance that we will not encounter such problems in the future. If we experience significant delays in our manufacturing, shipping or logistics processes, we could damage our customer relationships, cause disruption to our customers and adversely affect our business, financial condition and operating results.

We compete in highly competitive markets. Failure to compete successfully could adversely affect our business, financial condition and results of operations.

We face competition across our products and the markets in which we operate. We compete on several fronts, both domestically and internationally, including competing with other companies that provide similar offerings. Competition is driven by proprietary technologies and know-how, capabilities, consistency of operational performance, quality, supply chain control, price, value and speed. Our competitors range from regional companies, which may be able to more quickly respond to customers’ needs because of geographic proximity, to large multinational companies, which may have greater financial, marketing, operational, and research and development resources than we do. Such greater resources may allow our competitors to respond more quickly with new, alternative or emerging technologies.

In addition, consolidation trends in the biopharma and healthcare industries have served to create fewer customer accounts and to concentrate purchasing decisions for some customers, resulting in increased pricing pressures. The entry into the market by manufacturers in low-cost manufacturing locations also creates increased pricing and competitive pressures, particularly in developing markets, which may impede our goal to increase penetration in such markets. Failure to anticipate and respond to competitors’ actions may adversely affect our results of operations and financial condition.

Our operations are also subject to the effects of global competition, including potential competition from specialty materials manufacturers in low-cost manufacturing locations. These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, and results of operations.

It may be difficult for us to implement our strategies for improving growth.

We plan to continue expanding our commercial sales operations and scope and complexity of our business both domestically and internationally, while maintaining our commercial operations and administrative activities. For example, we intend to pursue the following growth strategies: (i) increase integration of our products and services into customers’ workflows; (ii) develop new products and services; (iii) expand in geographies expected to have outsized growth; (iv) continue to enhance our global online platform; (v) increase commercial excellence and operational efficiency to drive margin expansion; and (vi) pursue strategic acquisitions to expand our platform. See “Business—Our Growth Strategies.” However, our ability to manage our business and conduct our global operations while also pursuing the aforementioned growth strategies requires considerable management attention and resources and is subject to the challenges of supporting a rapidly growing business in an environment of multiple languages, cultures and customs, legal and regulatory systems, alternative dispute systems and commercial markets.

Our failure to implement these strategies in a cost-effective and timely manner could have an adverse effect on our business, results of operations and financial condition.

Part of our growth strategy is to pursue strategic acquisitions, which will subject us to a variety of risks that could harm our business.

As part of our business strategy, we intend to continue to review, pursue and complete selective acquisition opportunities. There can be no assurances that we will be able to complete suitable acquisitions for a variety of reasons, including the identification of and competition for acquisition targets, the need for regulatory approvals, the inability of the parties to agree to the structure or purchase price of the transaction and the inability to finance the transaction on commercially acceptable terms. In addition, any completed acquisition will subject us to a variety of other risks, including:

•

we will need to allocate substantial operational, financial and management resources in integrating new businesses, technologies and products, and management may encounter difficulties in integrating the operations, personnel or systems of the acquired businesses;

•

acquisitions may have an adverse effect on our business relationships with existing or future suppliers and other business partners, in particular, to the extent we consummate acquisitions that vertically integrate portions of our business;

•	we may assume substantial actual or contingent liabilities, known and unknown;

•	acquisitions may not meet our expectations of future financial performance;

•	we may experience delays or reductions in realizing expected synergies;

•

we may incur substantial unanticipated costs or encounter other problems associated with acquired businesses or devote time and capital investigating a potential acquisition and not complete the transaction;

•	we may be unable to achieve our intended objectives for the transaction; and

•	we may not be able to retain the key personnel, customers and suppliers of the acquired business.

In addition, we may be unable to maintain uniform standards, controls, procedures and policies as we attempt to integrate the acquired businesses, and this may lead to operational inefficiencies. These factors related to our acquisition strategy, among others, could have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be harmed if our customers discontinue or spend less on research, development and production and other scientific endeavors.

Our direct and end customers include biopharmaceutical, biomaterials, diagnostics, electronics, aerospace and defense and research companies, which includes laboratories, universities, government agencies and public and private research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products. Our customers determine their research and development budgets based on several factors, including the need to develop new products, continued availability of governmental and other funding, competition and the general availability of resources. If research and development budgets are reduced, the impact could eventually adversely affect our overall business.

The customers we serve have and will continue to experience significant industry-related changes that could adversely affect our business.

Many of the customers we serve have experienced significant industry-related changes in the last several years and are expected to continue to experience significant changes, including reductions in governmental payments for biopharmaceutical products, expirations of significant patents, adverse changes in legislation or regulations regarding the delivery or pricing of general healthcare services or mandated benefits, and increased requirements on quality. General industry changes include:

•	development of large and sophisticated group purchasing organizations and on-line “auction” sites that increase competition for and reduce spending on laboratory products;

•	consolidation of biopharmaceutical companies resulting in a rationalization of research expenditures;

•	increased regulatory scrutiny over drug production requiring safer raw materials;

•	customers’ purchasing the products that we supply directly from our suppliers; and

•	significant reductions in development and production activities.

Some of our customers have implemented or may in the future implement certain measures described above in an effort to control and reduce costs. The ability of our customers to develop new products to replace sales decreases attributable to expirations of significant patents, along with the impact of other past or potential future changes in the industries we serve, may result in our customers significantly reducing their purchases of products from us or the prices they are willing to pay for those products. While we believe we are able to adapt our business to maintain existing customer relationships and develop new customer relationships if we are unsuccessful or untimely in these efforts, our results of operations may suffer.

We may be adversely affected by global and regional economic and political conditions.

We conduct operations around the globe. The prospects, strength and sustainability of the current environment remain uncertain as does the possibility of an economic downturn in the United States and other countries. The uncertainty or deterioration of the global economic environment could adversely affect us. Customers or suppliers may experience cash flow problems and as a result, customers may modify, delay or cancel plans to purchase our products and services and suppliers may significantly and rapidly increase their prices or reduce their output. Any inability of current and/or potential customers to purchase and/or pay for our products due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns at biopharmaceutical, biotechnology, research, diagnostic, electronics, aerospace and defense companies and the effects of governmental initiatives to manage economic conditions may have a negative impact on our consolidated results of operations, financial condition and cash flows. Overall demand for our products could be reduced as a result of a global economic recession or political unrest, especially in such areas as the biopharma, healthcare, education & government and advanced technologies & applied materials industries.

Sales and earnings could also be affected by our ability to manage the risks and uncertainties associated with the application of trade protection measures, regional political instability, war, terrorist activities, severe or prolonged adverse weather conditions and natural disasters as well as health epidemics and pandemics.

We may not be able to integrate mergers or acquisitions successfully into our existing business, or realize anticipated cost savings or synergies, if any, from those transactions, which could adversely affect our business.

Our ability to realize the benefits we anticipate from our mergers and acquisitions activities, including anticipated cost savings and additional sales opportunities, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process and we may not be able to fully integrate such businesses smoothly or successfully and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following mergers and acquisitions activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, including with respect to our ongoing integration of VWR and NuSil, we may be unable to realize the sales growth, synergies and other anticipated benefits we expect to achieve as a result of such transactions and our business, results of operations and cash flow could be adversely affected.

Our offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost net sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation.

The high-purity materials and customized solutions we offer are highly exacting and complex due to demanding customer specifications and stringent regulatory and industry requirements. Our operating results depend on our ability to execute and, when necessary, improve our global quality control systems, including our ability to effectively train and maintain our employees with respect to quality control. See “Business—Quality and Regulatory.” A failure of our global quality control systems could result in problems with facility operations or preparation or provision of defective or non-compliant products. In each case, such problems could arise for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, or environmental factors and damage to, or loss of, manufacturing operations. Although many of our products are tested prior to shipment, defects or errors nevertheless occur and we have product recalls from time to time. Such problems could affect production of a particular batch or series of batches of products, requiring the destruction of such products or a halt of facility production altogether. Nearly all of our products are subsequently incorporated into products sold to end users by our customers, and we have no control over the manufacture and production of such products.

Our success depends on our customers’ confidence that we can provide reliable, high-quality products. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our products and technologies may be impaired if our products fail to perform as expected or fail to meet applicable quality criteria, specifications or performance standards. If our products experience, or are perceived to experience, a material defect or error, this could result in loss or delay of net sales, damaged reputation, diversion of development resources, and increased insurance or warranty costs, any of which could harm our business. Such defects or errors could also result in our inability to timely deliver products to our customers, which in turn could cause disruption to our customers’ production of their products, narrowing the scope of the use of our products and ultimately hindering our or their success in relevant markets. Even after any underlying concerns or problems are resolved, any lingering concerns in our target markets regarding our technology, product defects or performance standards could continue to result in lost net sales, delayed market acceptance and damaged reputation, among other things. If problems in preparation or manufacture of a product or failures to meet required quality standards for that product or other product defects are not discovered before such product is released to our customers, we may be subject to adverse regulatory and legal actions, including recalls, product seizures, injunctions to halt manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions, and criminal actions. In addition, such problems or failures subject us to other litigation claims, including claims from our customers for reimbursement for the cost of lost or damaged raw materials or end products, disposal of defective products, production line clean out, and consequential damages, the cost of which could be significant.

The loss of a significant number of customers or a reduction in orders from a significant number of customers could reduce our net sales and harm our operating results.

Our operating results could be negatively affected by the loss of revenue from a significant number of our customers, including direct distributors and end users. Though we often include pricing and volume incentives in our contracts, our customers are generally not obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time. If a significant number of customers purchase fewer of our products, defer orders or fail to place additional orders with us, our sales could decline, and our operating results may not meet our expectations. In addition, if those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be adversely affected.

Our contracts generally do not contain minimum purchase requirements and we sell primarily on a purchase order basis. Therefore, our sales are subject to demand variability by our clients, has fluctuated historically and may continue to fluctuate, sometimes materially from year to year and even from quarter to quarter. The level and timing of orders placed by these clients vary for a variety of reasons, individual customer strategies, the introduction of new technologies, the desire of our clients to reduce their exposure to any single supplier and general economic conditions. If we are unable to anticipate and respond to the demands of our clients, we may lose clients because we have an inadequate supply of raw materials with which to manufacture our products or insufficient capacity in our sites, or in the alternative, we may have excess inventory or excess capacity, either of which may have a material adverse effect on our business, financial position and operating results.

Though we do generate a portion of our net sales from long-term contracts, the majority of these contracts are non-exclusive and do not require a minimum purchase volume. These customers therefore generally have no obligation to assign a specific amount of work pursuant to the agreements themselves. Consequently, projected expenditures by customers under long-term contracts are not assured. This makes it difficult to estimate our customers’ demand for our products and our raw material needs. In addition, though we believe customers in our markets display a significant amount of loyalty to their supplier of a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer is insistent that we lower the price charged under the contract being renewed in order to retain the contract. The loss of sales obtained through long-term contracts or the reduced profitability of such sales could adversely affect our results of operations, cash flows and liquidity.

We are subject to risks associated with doing business globally, which may harm our business.

We have global operations and derive a portion of our net sales from customers outside the United States. Accordingly, our international operations or those of our international customers could be substantially affected by a number of risks arising with operating an international business, including:

•	limitations on repatriation of earnings;

•	taxes on imports;

•	the possibility that unfriendly nations or groups could boycott our products;

•	general economic and political conditions in the markets we operate in;

•	foreign currency exchange rate fluctuations;

•	potential increased costs associated with overlapping tax structures;

•	potential increased reliance on third parties within less developed markets;

•	potential trade restrictions, tariffs and exchange controls;

•	more limited protection for intellectual property rights in some countries;

•	difficulties and costs associated with staffing and managing foreign operations;

•	unexpected changes in regulatory requirements;

•	difficulties in complying with a wide variety of foreign laws and regulations;

•

the risk that certain governments may adopt regulations or take other actions that would have a direct adverse impact on our business and market opportunities, including nationalization of private enterprise;

•	violations of anti-bribery and anti-corruption laws, such as the United States Foreign Corrupt Practices Act, or the “FCPA”;

•	violations of economic sanctions laws, such as the regulations enforced by the U.S. Department of The Treasury’s Office of Foreign Assets Control, or “OFAC”;

•	longer accounts receivable cycles in certain foreign countries, whether due to cultural differences, exchange rate fluctuation or other factors;

•	the credit risk of local customers and distributors;

•	limitations on our ability to enforce legal rights and remedies with third parties or partners outside the United States;

•

import and export licensing requirements and other restrictions, such as those imposed by OFAC, the Bureau of Industry and Security, or “BIS,” the Directorate of Defense Trade controls, or “DDTC, ” and comparable regulatory agencies and policies of foreign governments; and

•	changes to our distribution networks.

Changes in exchange rates can adversely affect our net sales, profits and cash flows.

We report our consolidated financial results in U.S. dollars. Approximately 44% of net sales for the nine months ended September 30, 2018 were generated from operations outside the United States and denominated in foreign currencies (principally the British Pound Sterling, Canadian dollar, euro, Indian Rupee and the Chinese Renminbi). Fluctuations in the relative values of currencies occur from time to time and could adversely affect our operating results. Specifically, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because the local currency will convert into fewer U.S. dollars. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

Further, we have a substantial amount of euro denominated indebtedness. Fluctuations in the exchange rate between U.S. dollars and euros may have a material adverse effect on our ability to repay such indebtedness.

Our business depends on our ability to use and access information systems, and any failure to successfully maintain these systems or implement new systems to handle our changing needs could materially harm our operations.

We depend on standardized procedures and multiple information systems, including our online customer portal and distribution and enterprise resource systems, for our operations, customer service and quality and safety procedures. We utilize commercially available third-party technology solutions, software and software systems with some proprietary configurations. In the past we have stored data using third-party cloud services and we plan to do so in the future. Our information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events and human error. If our information systems are damaged, fail to work properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions and implement new and innovative services. If the cloud service providers we may use were to experience unplanned downtime, delays or other issues delivering data to our information technology systems, this could significantly and adversely impact business operations. A compromise of our information systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial position and results of operations.

In addition, we may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our increasing volume and changing needs, and may experience unanticipated delays, complications and expenses in implementing and integrating our systems. Any interruptions in operations would adversely affect our ability to properly allocate resources and timely deliver our products, which could result in customer dissatisfaction. The failure to successfully implement and maintain information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our sales and profit margins.

Furthermore, we rely on information technology systems to process, transmit, store, and protect electronic information, including confidential customer, supplier, employee or other business information. For example, a significant portion of the communications between our personnel, customers, and suppliers depends on information technology. Through our online customer portal, we collect and store confidential information that customers provide in order to, among other things, purchase products and services and register on our website. Our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. We have technology and information security processes and disaster recovery plans in place to mitigate our risks to these vulnerabilities. However, these measures may not be adequate to ensure that our operations will not be disrupted, should such an event occur.

In recent years, information security risks have generally increased because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In addition to exploiting technical vulnerabilities, the perpetrators of cyberattacks may seek to gain access to user credentials through “phishing” and “spear phishing” attacks. A failure in or breach of our operational or information systems, or those of our third-party service providers, as a result of cyberattacks or information security breaches, regardless of whether the failure or breach is attributable to a vulnerability in our systems, could disrupt our business and/or our supply chain, result in the improper disclosure or misuse of our or our customers’ confidential or proprietary information, damage our reputation, subject us to claims and/or increase our costs. We may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

The General Data Protection Regulation (“GDPR”), which went into effect in the European Union (“EU”) on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of countries in the European Economic Area. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations.

Any failure, or perceived failure, by us to comply with the GDPR, or with any applicable regulatory requirements or orders, including but not limited to privacy, data protection, information security, or consumer protection-related privacy laws and regulations, in one or more jurisdictions within the EU or elsewhere, could: result in proceedings or actions against us by governmental entities or individuals; subject us to significant fines, penalties, and/or judgments; require us to change our business practices; limit access to our products and services in certain countries, incur substantial costs (even if we ultimately prevail) or otherwise adversely affect our business.

Our inability to protect our intellectual property could adversely affect our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expenses as a result.

We rely on a variety of intellectual property rights (including patents, trademarks, copyrights and trade secrets) to protect our proprietary technology and products. We place considerable emphasis on obtaining patent or maintaining trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products and processes through the development process and to the market. Our success depends, in part, on our ability to develop and maintain trade secrets, or obtain and enforce patent protection, for our products and processes both in the United States and internationally.

We rely on trade secrets and proprietary know-how to protect our products and processes, in part, by confidentiality agreements with our customers, collaborators, employees and consultants. We cannot be certain, however, that these agreements will not be breached, including a breach by a customer or collaborator involving reverse-engineering of our products or the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to or independently develop our trade secrets. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Furthermore, enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable, in part because some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Any misappropriation, disclosure or independent development of our trade secrets could harm our competitive position.

We own numerous U.S. and foreign patents and patent applications, and we expect to file additional applications, as appropriate, for patents covering certain of our products and processes. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. Moreover, pursuing patent protection in all jurisdictions would be prohibitively expensive, and we will not have the benefit of any such protection in jurisdictions where we do not pursue and obtain patents. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could adversely affect our business and results of operations.

We actively manage our portfolio of trademarks including by maintaining registrations for long-standing trademarks and applying to obtain trademark registrations for new brands. We cannot guarantee that any application for registration will be granted in any given jurisdiction, or that third parties will not challenge our existing rights. We also police certain trademarks against infringement by third parties. Our efforts to defend and enforce our trademarks may be unsuccessful against competitors or other third parties and we may not have adequate remedies against infringements. Due to our focus on branded products, we consider our trademarks to be valuable assets.

We may need to spend significant resources monitoring and enforcing our intellectual property rights and we may not be able to prove infringement by third parties. Our competitive position may be harmed if we cannot enforce our intellectual property rights. In some circumstances, we may choose to not pursue enforcement for business reasons. In addition, competitors might avoid infringement by designing around our intellectual property rights or by developing non-infringing competing technologies. Intellectual property rights and our ability to enforce them may be unavailable or limited in some countries, which could make it easier for competitors to capture market share and could result in lost revenues.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor, or that an employee, consultant, or other third party performed work for us that conflicts with that person’s obligations to a third party. While it is generally our policy to require our employees and contractors who may be involved in the creation, conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, creates, conceives or develops intellectual property that we regard as our own, or a court may determine that such agreement was insufficient to assign such intellectual property to us. In some cases, when we perform certain services for a customer, the customer may own rights in resulting intellectual property, if any, generated in the course of performing those services. Disputes may arise with respect to such arrangements and our, and the customer’s, rights in such intellectual property. Litigation may be necessary to defend against any of these and other claims challenging inventorship or ownership. If we fail in defending or asserting any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful in defending or asserting such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We cannot be certain that our products and our business do not or will not infringe the intellectual property rights of a third party. Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. Such claims are costly, regardless of their merit, divert the attention of management, and outcomes are uncertain, all of, which could adversely affect our business, financial condition and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us and those to whom we have sold the allegedly infringing products, which could require us to design around the infringement, and/or effectively block our ability to make, use, sell, distribute, or market our products in the United States or other countries. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could adversely affect our business, financial condition and results of operations.

Our trademarks are valuable assets and if we are unable to protect them from infringement our business prospects may be harmed.

Our brands, particularly our J.T.Baker, NuSil and VWR brands, are valuable assets. Therefore, we actively manage our trademark portfolio, including by maintaining registrations for long-standing trademarks and applying to obtain trademark registrations for new brands. We also police our trademark portfolio against infringement. Our efforts to protect and defend our trademarks may fall short or be unsuccessful against competitors or other third parties for a variety of reasons. To the extent that third parties or distributors sell products that are counterfeit versions of our branded products, our customers could inadvertently purchase products that are inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales.

We are subject to product liability and other claims in the ordinary course of business.

Our business involves risk of product liability (including, without limitation, with respect to our products used to manufacture drugs and for research, our silicone-based products including those used by our customers as raw materials to make medical implantable devices, and our diagnostic products including those used to screen for disease or disorder), intellectual property claims and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves. Furthermore, there may be product liability risks that are unknown or which become known in the future. Substantial, complex or extended litigation on any claim could cause us to incur significant costs and distract our management. For example, lawsuits by governmental authorities, employees, shareholders, suppliers, collaborators, distributors, customers, competitors or others with protected intellectual property could be very costly and substantially disrupt our business. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing and sales activities and to the extent that we expand our manufacturing operations. We maintain insurance policies and in some cases, our suppliers, customers and predecessors of acquired companies have indemnified us against certain claims. We cannot assure you that our insurance coverage or indemnification agreements will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the terms and conditions of such insurance or indemnification agreement, as well as the financial viability of our and such third parties’ insurers, as well as legal enforcement under the local laws governing these arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability in developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, many of our insurance policies are subject to high deductibles and retentions, and we do not maintain insurance for product liability across all of our product lines or for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities requiring us to provide additional reserves to address such liabilities. An unfavorable result in a case for which adequate insurance or indemnification is not available could adversely affect our business, financial condition and results of operations.

We are also involved in various disputes, litigation and regulatory matters incidental to and in the ordinary course of our business, including employment matters, commercial disputes, government compliance matters, environmental matters, and other matters arising out of the normal conduct of our business. We intend to vigorously defend ourselves in such matters. While the impact of this litigation has or may be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products by competitors to remain competitive.

We sell our products in industries that are characterized by significant technological changes, frequent new product and technology introductions and enhancements, and evolving industry standards. As a result, our customers’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our offerings may become less desirable in the markets we serve, and our customers could move to new technologies offered by our competitors or make products themselves. Though we believe customers in our markets display a significant amount of loyalty to their supplier of a particular product, we also believe that because of the initial time investment required by many of our customers to reach a purchasing decision for a new product, it may be difficult to regain that customer once the customer purchases a product from a competitor. Without the timely introduction of new products, services and enhancements, our offerings will likely become less competitive over time, in which case our competitive position, net sales and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies, products and services that are attractive to and gain acceptance in the markets we serve and further broaden our offerings. To the extent we fail to timely introduce new and innovative products or services, adequately predict our customers’ needs or fail to obtain desired levels of market acceptance, our business may suffer.

Our business, financial condition and results of operations depend upon the availability of raw materials.

Our operations depend upon our ability to obtain high-quality raw materials meeting our specifications and other requirements at reasonable prices, including various APIs, components, compounds, excipients, and other raw materials, many of which are sole-sourced due to market or customer demands. Our ability to maintain an adequate supply of such materials and components could be impacted by the availability and price of those raw materials and maintaining relationships with key suppliers. While we may seek to minimize the impact of price increases and potential shortages by, among other things, entering into long-term supply agreements, increasing our own prices and implementing cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs. Our dependency upon regular deliveries from particular suppliers of components and raw materials means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers, to the extent any alternate suppliers acceptable to us and, if applicable, to our customers, even exist. If this occurs, we could expend substantial expense and time in re-establishing relationships with third-party suppliers that meet the appropriate quality, cost and regulatory requirements needed for commercially viable manufacture of our products or in re-designing our products to incorporate different components and raw materials that are available from third-party suppliers. If we are unable to obtain the materials we need at reasonable prices or at all, we may not be able to produce certain of our products at a marketable price or at all. If our supply of raw materials and key components is adversely affected, we could impact our customers’ ability to produce their products, damage our relationship with current and prospective customers and our operating results and financial condition could be adversely affected.

Moreover, we are dependent upon the ability of our suppliers to provide materials and components that meet our specifications, quality standards, other applicable criteria, and delivery schedules. Our suppliers’ failure to provide expected raw materials or components that meet such criteria could adversely affect production schedules and contract profitability.

The continued supply of materials from our suppliers is subject to a number of risks including:

•	the destruction of or damage to our suppliers’ facilities or their distribution infrastructure;

•	work stoppages or strikes by our suppliers’ employees;

•	the failure of our suppliers to provide materials of the requisite quality or in compliance with strict specifications;

•	the failure of essential equipment at our suppliers’ plants;

•	the failure of our suppliers to satisfy U.S. and international import and export control laws for goods that we purchase from them;

•	the failure of our suppliers to meet regulatory standards, including cGMP, where applicable;

•	the failure, shortage or delay in the delivery of raw materials to our suppliers;

•	contractual amendments and disputes with our suppliers; and

•	inability of our suppliers to perform as a result of the weakened global economy or otherwise.

If we experience problems with suppliers, we may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us and possible forward losses on certain contracts. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business, might lead to termination of our supply agreements with our customers, and might disrupt the operations of our customers leading to potential claims.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.

We offer products from a wide range of suppliers. While there is generally more than one source of supply for most of the categories of third-party materials & consumables and equipment & instrumentation that we sell, we currently do not manufacture the majority of our products and are dependent on these suppliers for access to those products.

Our ability to sustain our gross margins has been, and will continue to be, dependent in part upon our ability to obtain favorable terms from our suppliers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our results of operations and cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements.

Some of our competitors are increasing their manufacturing operations both internally and through acquisitions of manufacturers, including manufacturers that supply products to us. In addition, we manufacture certain products that may compete directly with products we source from our suppliers. To date, we have not experienced an adverse impact on our ability to continue to source products from manufacturers that have been vertically integrated or otherwise compete with us, although there is no assurance that we will not experience such an impact in the future.

The loss of one or more of our large suppliers, including as a result of consolidation, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

Our use of chemicals and chemical processes is subject to inherent risk.

We use chemical ingredients in the manufacture of certain of our products. Due to the nature of the manufacturing process itself, there is a risk of incurring liability for damages caused by or during the storage or manufacture of both the chemical ingredients and the finished products. The processes used in certain of our facilities typically involve large volumes of solvents and chemicals, creating the potential for fires, spills and other safety or environmental impacts. If any of these risks materialize, it could result in significant remediation and other costs, potential adverse regulatory actions and liabilities, any of which could have an adverse effect on our business, results of operations and financial condition.

In addition, the manufacturing, use, storage, and distribution of chemicals are subject to threats including terrorism. We have several high-risk chemical facilities that possess materials that could be stolen and used to make weapons. We could also be subject to an attack on our high-risk facilities that could cause a significant number of deaths and injuries. As a result, many people, including our employees, could be harmed. Such an occurrence could also harm the environment, our reputation and disrupt our operations.

We are highly dependent on our senior management and key employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth.

Our success largely depends on the skills, experience and continued efforts of our management, including our Chief Executive Officer and our senior leadership. The replacement of any member of our management team would likely involve the expenditure of significant time and financial resources, and the loss of any such individual may significantly delay or prevent the achievement of our business objectives. As we continue to grow, our success also depends on our ability to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel in our industry is intense, and the pool of suitable candidates is limited. If qualified personnel become scarce or difficult to attract or retain in our industry for compensation-related or other reasons, we could experience higher labor, recruiting or training costs. Further, new hires may require significant training and time before they achieve full productivity and may not become as productive as we expect. The failure to attract, retain and properly motivate members of our senior management team and other key employees, or to find suitable replacements for them in the event of death, illness or their desire to pursue other professional opportunities, could have a negative effect on our operating results.

We may incur impairment charges on our goodwill and other intangible assets with indefinite lives that would reduce our earnings.

We are required under generally accepted accounting principles to test goodwill and non-amortizable intangible assets for impairment at least annually and to review our amortizable intangible assets, including other assets acquired through merger and acquisition activity, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable.

Factors that could lead to impairment of goodwill, non-amortizable intangible assets, and amortizable intangible assets in the future (including goodwill or assets acquired via acquisitions) include significant adverse changes in the business climate and actual or projected operating results and declines in the financial condition of our business. We have recorded and may be required in the future to record additional charges to earnings if our goodwill, non-amortizable intangible assets, and amortizable intangible assets or other assets become impaired. Any such charge would adversely impact our financial results.

Significant developments stemming from the domestic U.S. and international political climate could have an adverse effect on us.

The Trump administration has called for substantial changes to trade agreements, such as the North American Free Trade Agreement (“NAFTA”), and has raised the possibility of imposing significant increases on tariffs on goods imported into the United States, particularly from China and Mexico. For example, throughout 2018, the Trump administration and China have been levying taxes on their respective imports. The administration has also indicated an intention to request Congress to make significant changes, replacement or elimination of the Patient Protection and Affordable Care Act, (the “PPACA”) and government negotiation/regulation of drug prices paid by government programs. In December 2017, the Tax Cuts and the Jobs Act of 2017 (the “TCJA”), which reduced the PPACA’s tax penalty for individuals that do not have health insurance to $0, among other policy changes. There are other changes in U.S. social, political, regulatory and economic conditions or laws and policies governing the health care system and drug prices, foreign trade, manufacturing, and development and investment in the territories and countries where we or our customers operate could adversely affect our operating results and our business.

Additionally, in June 2016, the United Kingdom held a referendum and voted in favor of leaving the European Union, or “EU” and in March 2017, the government of the United Kingdom formally initiated the withdrawal process. This referendum has created political and economic uncertainty, particularly in the United Kingdom and the EU, and this uncertainty may last for years. Our business could be affected during this period of uncertainty, and perhaps longer, by the impact of the United Kingdom’s referendum. In addition, our business could be negatively affected by new trade agreements between the United Kingdom and other countries, including the United States, by the possible imposition of trade or other regulatory barriers in the United Kingdom and if the government of the United Kingdom does not reach a deal with the EU with respect to the United Kingdom’s exit from the EU by March 29, 2019, the scheduled exit date. These possible negative impacts, and others resulting from the United Kingdom’s actual or threatened withdrawal from the EU, may adversely affect our operating results and our customers’ businesses.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the FCPA, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and nonmonetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable as a successor for violations committed by companies in which we invest or that we acquire. We also rely on our suppliers to adhere to our supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on our business, reputation and financial statements.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Government or private civil antitrust actions could harm our business, results of operations, financial condition and cash flows.

The antitrust laws prohibit, among other things, any joint conduct among competitors that would lessen competition in the marketplace. We believe that we are in compliance with the legal requirements imposed by the antitrust laws. However, a governmental or private civil action alleging the improper exchange of information, or unlawful participation in price maintenance or other unlawful or anticompetitive activity, even if unfounded, could be costly to defend and could harm our business, results of operations, financial condition, and cash flows.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the TCJA), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected; please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of additional factors that may adversely affect our effective tax rate and decrease our profitability in any period. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities, such as the audits described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. Any further significant changes to the tax system in the United States or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our financial statements.

Certain of our businesses rely on relationships with collaborative partners and other third parties for development, supply and marketing of certain products and potential products, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that for certain of our businesses, success in penetrating target markets depends in part on their ability to develop and maintain collaborative relationships with other companies. Relying on collaborative relationships is risky because, among other things, our collaborative partners may (1) not devote sufficient resources to the success of our collaborations; (2) fail to obtain regulatory approvals necessary to continue the collaborations in a timely manner; (3) be acquired by other companies and terminate our collaborative partnership or become insolvent; (4) compete with us; (5) disagree with us on key details of the collaborative relationship; (6) have insufficient capital resources; and (7) decline to renew existing collaborations on acceptable terms. Because these and other factors may be beyond our control, the development or commercialization of our products involved in collaborative partnerships may be delayed or otherwise adversely affected. If we or any of our collaborative partners terminate a collaborative arrangement, we may be required to devote additional resources to product development and commercialization or we may need to cancel some development programs, which could adversely affect our business and financial statements.

Risks Related to Regulation

We are required to comply with a wide variety of laws and regulations, and are subject to regulation by various federal, state and foreign agencies, and our failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition.

We compete in markets in which we and our customers are subject to federal, state, local, international and transnational laws and regulations, including the operating, quality and security standards of the FDA, various state health departments, the Department of Health and Human Services, or “DHHS,” similar bodies of the EU and its member states and other comparable agencies around the world, and, in the future, any changes to such laws and regulations could adversely affect us. We develop, configure and market our products to meet customer needs driven by those regulations. Among other rules affecting us, we are subject to laws and regulations concerning cGMP and product safety. Our subsidiaries may be required to register for permits and/or licenses with, and may be required to comply with, the laws and regulations of the FDA, the DHHS, the Drug Enforcement Administration, or “DEA,” foreign agencies including the European Medicines Agency, or “EMA,” and other various state health departments and/or comparable state and foreign agencies as well as certain accrediting bodies depending upon the types of operations and locations of distribution and sale of the products manufactured or services provided by those subsidiaries. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our products are marketed to the biopharma industry for use in discovering, developing and manufacturing drugs, or are sold as raw materials or components to drug device manufacturers or for use in the manufacture of implantable devices. Changes in the domestic or foreign regulation of drug discovery, development or manufacturing processes or medical device manufacturing processes, or adverse findings concerning any health effects associated with these products, could have an adverse effect on the demand for these products and could also result in legal liability and claims.

Our operations are subject to a broad array of regulatory requirements globally. In particular, certain portions of our business must satisfy domestic and international standards in the medical, biopharmaceutical and other health sciences areas involving products and technologies which impact human health and safety. In addition, some of our operations must meet governmental requirements in terms of contracting, sourcing, financial accounting standards, product testing and reporting. We are required to comply with economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and entities. There are also business operations that produce products regulated by import/export regulations because their actual or potential use is considered sensitive and involves substantial licensing and record-keeping obligations. In addition, we are registered with the DDTC, as a manufacturer and exporter of goods controlled by the International Traffic in Arms Regulations, or “ITAR,” and we are subject to strict export control and prior approval requirements related to these goods. Our failure to comply with ITAR and other export control laws and regulations, as well as economic sanctions, could result in penalties, loss, or suspension of contracts or other consequences. Any of these could adversely affect our operations and financial condition. Failure by us or by our customers to meet one or more of these various regulatory obligations could have adverse consequences in the event of material non-compliance. Compliance with relevant sanctions and export control laws could restrict our access to, and increase the cost of obtaining, certain products and at times could interrupt our supply of imported inventory or our ability to service certain customers. See “—Violation of government regulations or quality programs could harm demand for our products or services.” Conversely, compliance with these regulatory obligations may require us to incur significant expenses.

Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or other regulatory approvals or obtain, without significant delay, future permits, licenses or other approvals needed for the operation of our businesses. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could have an adverse effect on our results of operations and financial condition. Furthermore, loss of a permit, license or other approval in any one portion of our business may have indirect consequences in other portions of our business if regulators or customers, for example cease doing business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

Violation of government regulations or quality programs could harm demand for our products or services.

Some of our testing procedures and products, as well as some of the products manufactured by our customers which incorporate our products, are regulated by the FDA, the EMA and other comparable local, state, federal, foreign and transnational regulatory authorities. As applicable, we and our customers may be required to comply with laws and regulations enforced by the FDA and comparable state and foreign agencies. Failure to comply with these laws and regulations can lead to agency action, including warning letters, product recalls, product seizures, monetary sanctions, injunctions to halt manufacturing or distribution, restrictions on our operations, withdrawal of existing or denial of pending approvals, permits or registrations, including those relating to products or facilities, debarment consent decrees and civil and criminal sanctions. To the extent these agencies were to take enforcement action, such action may be publicly available, and such publicity could harm our ability to sell these regulated products globally and may harm our reputation. In addition, such actions could limit the ability of our customers to obtain regulatory clearance or approval for their products in the United States or abroad and/or our customers may incur significant costs in obtaining or maintaining such regulatory clearances or approvals in the United States or abroad. In addition, any such failure relating to the products we provide exposes us to direct and third-party product liability claims as well as contractual claims from our customers, including claims for reimbursement for lost or damaged products, as well as potential recall liability, which costs could be significant. Customers may also claim loss of profits due to lost or delayed sales, although our direct contracts with end customers typically place limits on such claims. There can be no assurance that any such contractual limitation will be applicable or sufficient or fully enforced in any given situation.

Additionally, some of our customers use our products in the manufacturing or testing processes for their drug and medical device products, and such end-products may be regulated by the FDA under pharmaceutical cGMP, for drugs and Quality System Regulations, or “QSR,” for medical devices or by the Centers for Medicare and Medicaid Services, or “CMS,” under the Clinical Laboratory Improvement Amendments, or “CLIA,”

regulations. The customer is ultimately responsible for all compliance requirements relating to the manufacture and sale of their end-products; however, our customers rely on us to provide products in compliance with laws and regulations enforced by the FDA and comparable state and foreign agencies. Should any non-compliance be related to the products we sell, we could lose sales and customers and be exposed to liability claims.

Many of our facilities are either FDA-registered or the international equivalent or cGMP manufacturing sites. As such, these facilities are subject to periodic inspections by the FDA and/or foreign regulatory authorities to determine compliance with applicable regulations. Any failure to comply with these regulations could require us to implement costly remedial measures, institute product recalls, cease manufacturing products or commence manufacturing at an alternative facility, if available, until such issues are remediated. In addition, certain of our facilities are certified to International Organization for Standardization, or “ISO,” or international equivalents, including ISO 13485, ISO 9001, AS9100, ISO 22000 and/or ISO 14001. These standards are voluntary quality management system standards, the maintenance of which indicates to customers certain quality and operational norms. Customers may rely on contractual assurances that we make with respect to ISO certificates to transact business. Failure to comply with these ISO standards can lead to observations of non-compliance or even suspension of ISO or AS certifications or EC Declarations of Conformity Certificates by the registrar. If we were to lose ISO or AS certifications or EC Declarations of Conformity, we could lose sales and customers to competitors or other suppliers. We are also subject to periodic inspections or audits by our customers. If these audits or inspections identify issues or the customer perceives there are issues, the customer may decide to cease purchasing products from us which could adversely affect our business.

If we violate a government-mandated or voluntary quality program, we may incur additional expense to come back into compliance with such government mandated or voluntary standards. That expense may be material and we may not have anticipated that expense in our financial forecasts. Our financial results could suffer as a result of such increased expenses.

We are subject to environmental, health and safety laws and regulations, and costs to comply with such laws and regulations, or any liability or obligation imposed under such laws or regulations, could negatively impact our business, financial condition and results of operations.

We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those of the U.S. Environmental Protection Agency, or the “EPA,” and the U.S. Occupational Safety & Health Administration, or “OSHA,” and equivalent local, state, and foreign regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things: air emissions; wastewater discharges; the manufacturing, handling, disposal and transport of hazardous materials and solid waste; the manufacturing, processing and selling of chemical substances; the investigation and remediation of soil and groundwater contamination and otherwise relating to health and safety of our employees; and the protection of the environment and natural resources. Further, as our global operations have involved and continue to involve the manufacturing, handling, transport and distribution of materials that are, or could be classified as toxic or hazardous, there is a risk of contamination and environmental damage inherent in our operations and the products we manufacture, handle, transport and distribute. Our environmental, health and safety liabilities and obligations may result in significant capital expenditures and other costs, which could negatively impact our business, financial condition and results of operations. We may be fined or penalized by regulators for failing to comply with environmental, health and safety laws and regulations. For example, the EPA inspected our Phillipsburg, New Jersey facility in March 2017 and June 2017, and in April 2018 notified us of potential liabilities under the Toxic Substances Control Act and the Emergency Planning and Community Right to Know Act, and proposed that we pay civil penalties. See “Business—Legal Proceedings.” In addition, contamination resulting from our current or past operations or from past uses of land that we own or operate may trigger investigation or remediation obligations, which may have an adverse effect on our business, financial condition and results of operations.

We cannot be certain that identification of presently unidentified environmental, health and safety conditions, new regulations, more vigorous enforcement by regulatory authorities or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, business interruptions, compliance costs or penalties which could have an adverse effect on our business, financial condition and results of operations. In addition, environmental, health and safety laws and regulations are constantly evolving and it is not possible to predict accurately the effect they, or any new regulations or legislation may have in future periods.

We currently incur costs and may incur additional costs related to remediation of alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling at property that we currently own or operate, or formerly owned or operated, or facilities to which we arranged for the disposal of hazardous substances. Our liabilities arising from past or future releases of, or exposures to, hazardous substances may exceed our estimates or adversely affect our financial statements and reputation and we may be subject to additional claims for cleanup or other environmental claims in the future based on our past, present or future business activities, or that we will be able to recover any costs under any indemnifications that we have. For additional information regarding environmental matters, see Note 13 to the audited financial statements and Note 9 to the unaudited financial statements included elsewhere in this prospectus.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt or contractual obligations.

Through our subsidiaries, we have a substantial amount of indebtedness, which requires us to make significant interest and principal payments. As of September 30, 2018, we had indebtedness totaling approximately $7,243.4 million outstanding and an additional $500.0 million of borrowing capacity under the Revolving Facilities (as defined below) (without giving effect to $29.5 million of letters of credit outstanding under the Revolving Facilities as of September 30, 2018). Our high level of debt could have important consequences to us including the following:

•	making it more difficult for us to satisfy our debt or contractual obligations;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our Senior Secured Credit Facilities (as defined below), are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the funds available for working capital, capital expenditures, investments, acquisitions and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business, future business opportunities and the industry in which we operate;

•	placing us at a competitive disadvantage compared to any of our less leveraged competitors;

•	increasing our vulnerability to a downturn in our business and both general and industry-specific adverse economic conditions; and

•

limiting our ability to obtain additional financing at a favorable cost of borrowing, or at all, or to dispose of assets to raise funds, to fund future working capital, capital expenditures, investments, acquisitions or other general corporate requirements.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations.

Our debt agreements contain restrictions on our ability to operate our business and to pursue our business strategies, and our failure to comply with, cure breaches of, or obtain waivers for covenants could result in an acceleration of the due date of our indebtedness.

The agreements governing our Senior Secured Credit Facilities, the Notes and the A/R Facility contain and agreements governing future debt issuances may contain covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The agreements governing our existing indebtedness restrict, subject to certain exceptions, among other things, Avantor Funding, Inc.’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	make investments and loans;

•	engage in mergers, consolidations or sales of all or substantially all of our assets;

•	pay dividends or make other distributions, in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase certain debt;

•	engage in certain transactions with affiliates;

•	sell or otherwise dispose of assets;

•	sell stock of our subsidiaries;

•	enter into agreements restricting our and our subsidiaries ability to pay dividends; and

•	amend, modify, waive or supplement certain subordinated indebtedness to the extent such amendments would be materially adverse to lenders.

In addition, any future financing arrangements entered into by us or any of our subsidiaries may contain similar restrictions. As a result of these covenants and restrictions, through our subsidiaries we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, Avantor Funding, Inc. is required to maintain specified financial ratios and satisfy other financial condition tests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” The terms of any future indebtedness we or our subsidiaries may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our or our subsidiaries’ failure to comply with the restrictive covenants described above as well as others contained in our or our subsidiaries’ future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected. If we were unable to repay or otherwise refinance these borrowings, the lenders under our Senior Secured Credit Facilities and/or the collateral agent under our Senior Secured Notes could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. Any such acceleration may also constitute a termination event under our A/R Facility, which could result in the amount outstanding under that facility becoming due and payable. Any acceleration of amounts due under the Credit Agreement or Secured Indenture (as defined herein), or the exercise by the applicable lenders or agent of their rights under the related security documents, would likely have a material adverse effect on our business.

Despite our current level of indebtedness, we and our subsidiaries will still be able to incur substantially more debt.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Credit Agreement and the Indentures contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to service our indebtedness and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business, financial condition and results of operations could be materially adversely affected.

If we cannot generate sufficient cash flow from operations to service our indebtedness in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements may also restrict us from effecting any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. In addition, any failure to make required payments on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of our indebtedness.

An increase in interest rates may negatively impact our operating results and financial condition.

Certain of our borrowings, including borrowings under our Senior Secured Credit Facilities and our A/R Facility, to the extent the interest rate is not fixed, are at variable rates of interest. An increase in interest rates would have a negative impact on our results of operations by causing an increase in interest expense.

Our total interest expense, net, was $388.7 million for the nine months ended September 30, 2018 and $257.3 million for the year ended December 31, 2017.

Our ability to repay our indebtedness is affected by the cash flow generated by our subsidiaries.

Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Accordingly, repayment of our indebtedness will be dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us or Avantor Funding, Inc. to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the Credit Agreement and the Indentures limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price per share of our common stock will be substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of this offering. Based on our net tangible book deficit for the nine months ended September 30, 2018, and upon the issuance and sale of              shares of our common stock by us at an initial public offering price of $             per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $             per share (including giving effect to the conversion of our Existing Junior Convertible Preferred Stock at the midpoint of the estimated range shown on the cover of this prospectus). Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value (deficit) per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution if the 30-day VWAP used to calculate the conversion of the Existing Junior Convertible Preferred Stock is less than $                , in which case Conversion Adjustment Shares would be issued to holders of the Existing Junior Convertible Preferred Stock upon conversion of such shares. You may also experience additional dilution upon future equity issuances or upon the exercise of our outstanding warrants held by holders of our Existing Senior Preferred Stock, exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under the Legacy Avantor Plan, the Vail Plan and the 2019 Equity Incentive Plan. See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of companies in our industry;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	dilution as a result of the conversion of our Existing Junior Convertible Preferred Stock;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See Notes 14 and 26 to the audited financial statements included elsewhere in this prospectus.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded common stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC and the exchange on which we list our shares. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price. We have identified a material weakness and significant deficiencies in our internal control over financial reporting.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or “Section 404.”

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

For the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting relating to processes and controls over properly accounting for transactions of a complex or non-routine nature. The material weakness was identified as the primary cause of errors relating to the accounting for deferred income taxes and proper allocation of attributes of certain subsidiaries between us and noncontrolling interests recorded in connection with the NuSil merger and the internal reorganization effected in anticipation of the NuSil merger. This weakness resulted in a misstatement of our previously issued September 30, 2016 financial statements. For the year ended December 31, 2017, we identified three additional significant deficiencies in our internal control over financial reporting. Although we took measures to remediate these issues in 2017 and 2018 and believe the material weakness was remedied as of December 31, 2017, these measures may not be sufficient to avoid similar weaknesses or deficiencies in the future.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing stockholders and holders of our Existing Junior Convertible Preferred Stock, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of                 shares of our common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Upon the conversion of our Existing Junior Convertible Preferred Stock 90 days after the closing of this offering, we will have an additional                 shares of our common stock outstanding. The number of shares of common stock issuable upon the conversion of our Existing Junior Convertible Preferred Stock could increase depending on the 30-day VWAP. See “Description Of Capital Stock—Preferred Stock—Existing Junior Convertible Preferred Stock.” Of the outstanding shares, the                 shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including affiliates of New Mountain Capital and affiliates of Goldman Sachs & Co. LLC (“Goldman Sachs”)), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The                  shares of common stock held by affiliates of New Mountain Capital, affiliates of Goldman Sachs and certain of our directors and executive officers after this offering and the conversion of our Existing Junior Convertible Preferred Stock, representing         % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and certain holders of our outstanding common stock prior to this offering will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of common stock, each held by them for 180 days following the date of this prospectus, except with the prior written consent of                 . See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.                 , on behalf of the underwriters, may, in their sole discretion, release all or some portion of the shares subject to the 180 day lock-up agreements prior to the expiration of such period.

Upon the expiration of the lock-up agreements described above, all of such                 shares will be eligible for resale in a public market, subject, in the case of                 shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that affiliates of New Mountain Capital and affiliates of Goldman Sachs may be considered affiliates based on their respective expected share ownership (consisting of approximately                 shares and                 shares, respectively, including shares issuable upon conversion of the Existing Junior Convertible Preferred Stock, but not any Conversion Adjustment Shares), as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to a registration rights agreement, New Mountain Capital, affiliates of Goldman Sachs and certain other stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, New Mountain Capital and these affiliates of Goldman Sachs could cause the prevailing market price of our common stock to decline. Certain of our other stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately         % of our total common stock outstanding (or         % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of our common stock subject to issuance under the Legacy Avantor Plan, the Vail Plan and our 2019 Equity Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject to limitations in the stockholders agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” We expect that the initial registration statement on Form S-8 will cover                 shares of our common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Risk of Concentration of Shareholder Control

Certain of our shareholders, including affiliates of New Mountain Capital and affiliates of Goldman Sachs have significant influence over us as a result of their share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors effecting corporate changes, and could adversely affect our Company’s share price. Our two largest shareholders (and their affiliates), acting together, will hold approximately     % of our issued and outstanding shares upon the completion of this offering (giving effect to the conversion of our Existing Junior Convertible Preferred Stock, but not any Conversion Adjustment Shares) and have the ability to influence all matters submitted to our shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our shares. The issuance of stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices. In addition, New Mountain Capital and shareholders affiliated with Goldman Sachs may have different interests than investors in this offering.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	a classified board of directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors if New Mountain Capital and their affiliates cease to beneficially own at least     % of shares of common stock entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of at least 66 2⁄3% of shares of common stock entitled to vote generally in the election of directors if New Mountain Capital and their affiliates cease to beneficially own at least     % of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our Board of Directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue                 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to us or our stockholders, creditors or other constituents, (iii) action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, will have an interest in this offering beyond customary underwriting discounts and commissions.

Certain affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, (i) will receive more than 5% of the net proceeds of this offering due to the redemption of outstanding shares of our Existing Senior Preferred Stock with the net proceeds of this offering, (ii) own greater than 10% of our outstanding preferred stock and (iii) currently have two director appointees on our Board and, following this offering will have the right to continue to appoint one director to our board pursuant to rights under the Stockholders Agreement, as well as other rights. See “Certain Relationships and Related Party Transactions.” As such, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority Inc., or Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement, J.P. Morgan Securities LLC, or JP Morgan, has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. Although JP Morgan has, in its capacity as qualified independent underwriter, participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus forms a part, this may not adequately address all potential conflicts of interest. We have agreed to indemnify JP Morgan against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, Goldman Sachs & Co. LLC will not confirm sales of securities to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in or incorporated by reference in this prospectus that are not historical facts. When used in this document, words such as “may,” “will,” “should,” “intend,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “plan” and “project” and similar expressions as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, including such statements taken from third-party industry and market reports. See “Market and Industry Data.” You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors,” could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	disruptions to our operations;

•	competition from other industry providers;

•	our ability to implement our growth strategy;

•	our ability to anticipate and respond to changing industry trends;

•	adverse impacts from conditions affecting trends in consumer, business, and government spending;

•	our dependence on sole or limited sources for some essential materials and components;

•	our ability to successfully value and integrate acquired businesses, including NuSil, and VWR;

•	our products’ satisfaction of applicable quality criteria, specifications and performance standards;

•	our ability to maintain our relationships with key customers;

•	our ability to maintain our relationships with distributors;

•	our ability to maintain consistent purchase volumes under purchase orders;

•	our ability to maintain and develop relationships with drug manufacturers and contract manufacturing organizations;

•	the impact of new laws, regulations, or other industry standards;

•	changes in the interest rate environment that increase interest on our borrowings;

•	adverse impacts from currency exchange rates or currency controls imposed by any government in major areas where we operate or otherwise;

•	our ability to implement and improve processing systems and prevent a compromise of our information systems;

•	our ability to protect our intellectual property and avoid third-party infringement claims;

•	the fact that we are subject to product liability and other claims in the ordinary course of business;

•	our ability to develop new products responsive to the markets we serve;

•	the availability of raw materials;

•	our ability to avoid negative outcomes related to the use of chemicals;

•	our ability to maintain highly skilled employees;

•	adverse impact of impairment charges on our goodwill and other intangible assets;

•	fluctuations and uncertainties related to doing business outside the United States;

•	our ability to obtain and maintain required regulatory clearances or approvals may constrain the commercialization of submitted products;

•	our ability to comply with environmental, health and safety laws and regulations, or the impact of any liability or obligation imposed under such laws or regulations;

•	our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt or contractual obligations;

•	our ability to generate sufficient cash flows or access sufficient additional capital to meet our debt obligations or to fund our other liquidity needs; and

•	our ability to maintain an adequate system of internal control over financial reporting.

These forward-looking statements involve known and unknown risks, inherent uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Actual results and the timing of certain events may differ materially from those contained in these forward-looking statements.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We discuss many of these risks in greater detail under the heading “Risk Factors.” Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $            per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).

We intend to use the net proceeds to us from this offering to redeem outstanding shares of our Existing Senior Preferred Stock, with any remaining proceeds used for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $             million. To the extent we raise more proceeds in this offering than currently estimated, we will redeem additional amounts of our Existing Senior Preferred Stock. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of our Existing Senior Preferred Stock that will be redeemed with the net proceeds from this offering.

Certain affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, will receive at least 5% of the net proceeds in this offering as a result of their holding a substantial portion of our Existing Senior Preferred Stock.

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock immediately following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends in part on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In addition, Avantor Funding’s ability to pay dividends to us is limited by covenants in its outstanding indebtedness. See “Description of Indebtedness” for a description of the restrictions on Avantor Funding’s ability to pay dividends to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

•	on an actual basis;

•	as adjusted to give effect to the following transactions related to the offering:

•

the sale of                shares of our common stock in this offering at the assumed initial offering price of $                per share (the midpoint of the estimated offering price range on the cover page of this prospectus), after deducting underwriting discounts, commissions and estimated offering expenses; and

•	the application of the net proceeds as described in “Use of Proceeds”; and

•

as further adjusted to give effect to the full conversion of the Existing Junior Convertible Preferred Stock at the midpoint of the estimated offering price range shown on the cover page of this prospectus, which will occur automatically 90 days after completion of this offering.

You should read the information in this table in conjunction with our financial statements and the notes to those statements appearing in this prospectus, as well as the information under the headings “Use of Proceeds,” “Selected Condensed Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2018
(in millions, except for share amounts)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents(1)	$171.8	$	$

Debt:
Total debt, gross	$7,243.4	$	$
Less: unamortized deferred financing fees	(248.3)

Total debt	6,995.1

Redeemable equity:
Existing Senior Preferred Stock at redemption value: par value $0.01 per share; 25,000,000 shares authorized; 2.2 million shares issued and outstanding, actual; shares issued and outstanding, as adjusted; and shares issued and outstanding, as further adjusted	$2,226.2	$	$
Existing Junior Preferred Stock, including paid-in capital: par value $0.01 per share; 5,000,000 shares authorized; 1.7 million shares issued and outstanding, actual; shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted	1,562.0

Total redeemable equity	3,788.2

Total equity:
Common stock, including paid-in capital: par value $0.01 per share; 535,000,000 shares authorized; 26.5 million shares issued and outstanding, actual; shares issued and outstanding, as adjusted; shares issued and outstanding, as further adjusted(1)(2)	$(2,678.4)	$	$
Accumulated deficit	(185.1)
Accumulated other comprehensive loss	(33.1)

Total stockholders’ deficit(1)	(2,896.6)

Total capitalization(1)	$7,886.7	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in-capital, total deficit and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares offered by us from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in capital, total deficit and total capitalization by approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Does not reflect the issuance of any additional shares upon the conversion of our Existing Junior Convertible Preferred Stock in the event the 30-day VWAP is less than $ as of the conversion date.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of September 30, 2018 was approximately $                 million, or $             per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the sale of                shares of our common stock in this offering at an initial public offering price of $                per share (the midpoint of the estimated offering price range shown on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” and (iii) the full conversion of the Existing Junior Convertible Preferred Stock at the midpoint of the price range shown on the cover page of this prospectus our as adjusted net tangible book value as of September 30, 2018 would have been $                million, or $                per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book value) of $                per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $                per share to investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share of common stock (the midpoint of the estimated offering price range shown on the cover page of this prospectus)		$
Net tangible book value per share as of September 30, 2018	$
Increase in tangible book value per share attributable to investors in this offering	$
As adjusted net tangible book value (deficit) per share after this offering
Dilution per share to investors in this offering		$

Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value (deficit) per share after giving effect to the offering, the use of proceeds therefrom and the full conversion of the Existing Junior Convertible Preferred Stock would be $                per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book value) of $                per share to existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $                per share to investors purchasing shares in this offering at the initial public offering price.

The following table summarizes, as of September 30, 2018, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders (including, upon full conversion of the Existing Junior Convertible Preferred Stock) and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on an initial public offering price of $            per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Avg/Share
	Number	%		Amount	%
($ in millions, except per share amounts)
Existing stockholders(1)			%	$		%	$
Investors in this offering			%			%

Total			%	$		%	$

(1)	Shares purchased by existing stockholders is determined as follows:

Shares of common stock issuable upon conversion of Existing Junior Convertible Preferred Stock
Common shares issued and outstanding
Less: Common treasury shares
Total common shares purchased by existing stockholders

Because the number of shares of common stock into which the Existing Junior Convertible Preferred Stock will be converted into is determined by reference to the 30-day VWAP, a change in the VWAP would have a corresponding impact on the number of shares purchased by existing stockholders. The number of shares purchased by existing stockholders would have been the following as of September 30, 2018 assuming the 30-day VWAP for our common stock shown below:

	$		$		$		$		$
Shares purchased by existing stockholders
Percent of total shares purchased by existing stockholders		%		%		%		%		%

If the underwriters were to fully exercise their option to purchase                additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders as of September 30, 2018 would be    % and the percentage of shares of our common stock held by new investors would be    %.

To the extent that outstanding options or warrants are exercised or outstanding restricted stock units settle or we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

SELECTED CONDENSED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2013 and 2014 is derived from our unaudited consolidated financial statements and the related notes thereto not included in this prospectus. The selected historical consolidated financial data as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 is derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2015 is derived from our audited consolidated financial statements and related notes thereto not included in this prospectus. The selected condensed consolidated historical financial data as of September 30, 2018 and for the nine months ended September 30, 2017 and 2018 is derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

In accordance with GAAP, we have included the financial results of VWR since the VWR Acquisition on November 21, 2017. In addition, on September 30, 2016, we merged with NuSil. Since both NuSil and our predecessor were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented. For more information about this basis of presentation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 to the audited annual financial statements included elsewhere in this prospectus.

You should read the information contained in this table in conjunction with “Summary—Summary Historical Financial and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the accompanying notes and our unaudited consolidated financial statements and the accompanying notes included in this prospectus.

	Year ended December 31,					Nine months ended September 30,
(in millions except per share data)	2013	2014	2015	2016	2017	2017	2018
Statement of operations data
Net sales	$563.5	$587.2	$636.9	$691.3	$1,247.4	$517.7	$4,390.4
Net income (loss)	1.1	5.7	12.7	(80.7)	(145.3)	(19.9)	(33.6)
Earnings (loss) per share:
Basic	$0.04	$0.19	$0.71	$(1.39)	$(13.73)	$(0.24)	$(8.75)
Diluted	$0.03	$0.17	$0.64	$(1.39)	$(13.73)	$(0.24)	$(8.75)
Weighted average shares outstanding:
Basic	30.5	30.5	30.5	30.5	30.2	30.7	26.5
Diluted	33.5	33.5	33.5	30.5	30.2	30.7	26.5
Pro forma loss per share (unaudited)
Basic
Diluted

Balance sheet data (as of period end)
Total assets	$942.7	$1,156.4	$1,150.4	$1,135.8	$10,446.5		$10,118.3
Total long-term liabilities	680.3	644.8	623.4	1,510.5	8,372.6		8,212.2
Total redeemable equity	—	—	—	—	3,589.8		3,788.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with “Summary—Summary Historical and Other Financial Data,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Selected Condensed Historical Financial Data” and our audited annual financial statements and notes thereto, our unaudited interim financial statements and notes thereto and our unaudited pro forma financial statements and the notes thereto, each included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a leading global provider of mission critical products and services to customers in the biopharma, healthcare, education & government, and advanced technologies & applied materials industries. Our comprehensive offerings, which include materials & consumables, equipment & instrumentation and services & specialty procurement, are relied upon by our customers, often on a recurring basis, because they are frequently specified into their research, development and production processes. These processes are commonly organized into “workflows” that define the activities our customers perform each day. We collaborate closely with our customers to enable them to develop new innovative products, lower their development and production costs, improve product or process performance characteristics, and enhance the safety and reliability of the drugs, devices, and other products they produce. In addition to relying on our products, many customers depend upon our services. Some of these services are performed by approximately 1,400 of our associates that are co-located with certain customers, working side-by-side with their scientists every day. Our local presence combined with global infrastructure enable and promote successful relationships with our customers and connect us to over 240,000 of their locations in over 180 countries. Our mission is to set science in motion to create a better world.

The depth and breadth of our portfolio provides our customers a comprehensive range of products and services and allows us to create customized and integrated solutions for our customers. Selected offerings used by our customers in discovery, research, development and production processes include:

•

Materials & consumables: Ultra-high purity chemicals and reagents, lab products and supplies, highly specialized formulated silicone solutions, customized excipients, customized single-use assemblies, process chromatography resins and columns, analytical sample prep kits and education and microbiology and clinical trial kits;

•

Equipment & instrumentation: Filtration systems, virus inactivation systems, incubators, analytical instruments, evaporators ultra-low-temperature freezers, biological safety cabinets and critical environment supplies; and

•	Services & specialty procurement: Onsite lab and production, clinical, equipment, MarketSource procurement & sourcing and biopharmaceutical material scale-up and development services.

We recorded net sales of $4,390.4 million, net loss of $33.6 million, Adjusted EBITDA of $710.0 million and Management EBITDA of $743.0 million for the nine months ended September 30, 2018. We generated revenue growth of approximately 10% for the nine months ended September 30, 2018 as compared to the same period in the prior year on a combined basis, and approximately 85% of our revenues were from offerings that are recurring in nature. For the definitions of Adjusted EBITDA and Management EBITDA, and a reconciliation of Adjusted EBITDA and Management EBITDA to net income or loss, please see “Reconciliations of Non-GAAP Financial Measures and Other Financial Data—Reconciliation of non-GAAP financial measures.”

Factors and Current Trends Affecting Our Business and Results of Operations

We expect that our performance and financial condition will continue to benefit from the key trends impacting our customers, suppliers and customer segments as outlined in “Business—Industry.” In addition, we believe the following trends and key factors have affected our recent operating results and are likely to continue to affect our performance and financial condition in future periods.

We acquired VWR in November 2017 and have been integrating our companies

VWR is a global manufacturer and distributor of laboratory and production products and services. The VWR Acquisition improved our access to life sciences and research customers, expanded our geographic reach, created a robust offering for the entire biopharmaceutical value chain and continues to generate significant cost and commercial synergies.

As a result of the VWR Acquisition, our total assets as of September 30, 2018 and our net sales for the nine months ended September 30, 2018 increased over eight times as compared to the same date or period a year ago. We also expect to spend more on capital expenditures, including up to $100 million in capital expenditures in 2019, approximately $30 million of which relates to our global value capture program.

The VWR Acquisition has the potential to create significant long-term growth as a result of our ability to offer new products and services to existing customers and potential new customers.

We are implementing a significant global value capture program

We have generated significant cost and commercial synergies across all aspects of our business from the global value capture program we initiated in the fourth quarter of 2017. Under the program, we anticipate spending up to $215 million over a three-year period to optimize our sales, gross margins and operating costs. The spending is expected to include up to $105 million for capital expenditures and up to $110 million for employee severance, facility closure and other charges. Our plans include combining sales and marketing resources, eliminating redundant corporate functions, optimizing procurement and our manufacturing footprint and implementing best practices throughout the organization.

From the inception of this program through September 30, 2018, we have recognized $72 million of charges and have spent $3 million on capital projects. As of September 30, 2018, we believe that we have generated $110 million of annualized cost synergies as a result of the program, and we estimate that we will be able to generate an additional $109 million. We currently expect that all synergies and cost savings will be fully realized by 2021.

We expect to undergo a recapitalization of our equity in connection with this offering

Our capitalization includes two classes of preferred stock, common stock, class B stock and warrants. In connection with this offering, we intend to undergo a recapitalization by (i) redeeming all of our series A preferred stock, (ii) experiencing an automatic conversion of all shares of junior convertible preferred stock into common stock 90 days after the closing of this offering, and (iii) amending our certificate of incorporation to affect a     -for-     stock split of all of our outstanding shares of common stock see “Summary—The Offering.”

We have made significant borrowings, resulting in significant fees, interest and financial leverage

In connection with the VWR Acquisition, we refinanced substantially all of our indebtedness. Our indebtedness, availability under credit facilities and interest expense each significantly increased. We also extended the overall maturity profile of our debt. In connection with the refinancing, we paid debt issuance costs of $283.1 million and a transaction fee to New Mountain Capital of $180.0 million. A substantial majority of the debt issuance costs were deferred and are being recognized as interest expense through the maturity dates of our indebtedness. We also incurred a debt extinguishment loss of $34.6 million.

In November 2018, we entered into a repricing amendment to our Senior Secured Credit Facility (as defined below) to reduce the interest rate margins on our euro term loans by 0.50% and our U.S. term loans by 0.25%. We expect the amendment to result in annual interest savings of approximately $10 million. The costs to complete the amendment were not material.

As of September 30, 2018, we had $7.2 billion of indebtedness. We estimate making annual payments of over $500 million to service our indebtedness. We will need to use a substantial portion of our operating cash flows to make those payments, which will reduce funds available for other forms of capital deployment.

Tax reform was enacted in the United States

In December 2017, tax reform legislation was enacted in the United States. The new legislation included a broad range of corporate tax reforms including: (i) a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018; (ii) a one-time transition tax on undistributed foreign earnings and profits; (iii) ongoing anti-base erosion provisions designed to tax foreign earnings generated without a large fixed asset base; and (iv); new limitations on deductions for interest expense and net operating losses.

As a result of the new legislation, we recognized a one-time provisional income tax benefit of $126.7 million for 2017, of which a $285.5 million benefit was caused by the remeasurement of our deferred tax assets and liabilities at the new corporate tax rate and a $158.8 million expense was caused by the one-time transition tax on our accumulated foreign undistributed earnings and profits. We recognized an additional benefit of $48.8 million in 2018 as a result of updating our provisional accounting. The legislation impacted us in a number of other ways beginning in 2018, including (i) a new series of tax payments on undistributed foreign earnings being made over an eight-year period and (ii) various changes that impact our effective income tax rate.

Changes in foreign currency rates could have a significant impact on our financial condition and results of operations

Our operations span the globe. We have a substantial amount of indebtedness denominated in euros, whose remeasurement to U.S. dollars can impact our earnings. See “—Quantitative and Qualitative Disclosures About Market Risk.”

Changes to foreign currency exchange rates could favorably or unfavorably affect our operating results. For example, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because local currencies will translate into fewer U.S. dollars. For the nine months ended September 30, 2018, a $0.01 change in the exchange rate from U.S. dollars to euros would result in $0.8 million and $1.1 million changes to net loss and Adjusted EBITDA, respectively.

We are not able to predict the impact that future changes in foreign currency exchange rates may have on our operating results, but historically their impact on cost of sales and selling, general and administrative expenses has not been material.

Growth in AMEA and other emerging geographies

We are focused on expanding our geographic reach to certain emerging economies, including China, Southeast Asia and Eastern Europe. Our largest customers in the AMEA region are in the biopharma and advanced technologies & applied materials industries. We believe that local demand for our products and solutions in these regions is being driven by the expansion of our customers’ presence, an inadequate local supplier base and a significant increase in local government investment to support innovation in the industries we serve.

We employ a differentiated innovation model that is informed by our embedded relationship with our customers

Our innovation model enables us to anticipate and align our innovation efforts with our customers’ priorities. We engage with our customers early in their product development cycles through our 300-person innovation team to advance our customers’ programs from research and discovery through development and commercialization. At each step of our customers’ workflows, we share our scientific and workflow expertise to help deliver incremental and sustainable improvements to existing customer products and processes. These projects include enhancing product purity and therefore its performance characteristics, improving product packaging and streamlining workflows.

Our deep workflow expertise allows us to provide tailored solutions throughout the lifecycle of our customers’ products. We leverage our technologies along with those of our approximately 4,000 core suppliers to deliver products that meet or exceed the demanding requirements of our customers across a number of highly regulated industries.

Our strategic initiatives include the development of new products in emerging areas of science such as cell and gene therapy. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support. For the nine months ended September 30, 2018 and 2017, we incurred research and development expenses of $15.2 million and $13.0 million, respectively, to advance those initiatives, and for the years ended December 31, 2017, 2016 and 2015 we incurred expenses of $17.2 million, $19.1 million and $21.9 million, respectively.

Seasonality

We do not experience seasonality in the traditional manner. Two types of our proprietary materials & consumable products, science educational kits and implantable medical devices, have exhibited cyclical customer demand in prior periods. We believe that this is caused by factors unique to those particular product markets, such as the multi-year approval processes many states follow to approve new curriculums and the ability of medical device customers to adjust inventory levels on-hand. As a result, we may see fluctuations between quarters as the timing of our customers’ demand for these products may change on a year to year basis.

Key Indicators of Performance and Financial Condition

To evaluate our performance, we monitor a number of key indicators at the consolidated level and, in certain cases, at the segment level. As appropriate, we supplement our results of operations determined in accordance with GAAP with certain non-GAAP financial measurements that we believe are useful to investors, creditors and others in assessing our performance. These measurements should not be considered in isolation or as a substitute for reported GAAP results because they may include or exclude certain items as compared to similar GAAP-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. We strongly encourage readers to review our consolidated financial statements included elsewhere in this prospectus in their entirety and not rely solely on any one, single financial measurement. See “Presentation of Certain Financial Measures.”

The key indicators that we monitor are as follows:

•	Net sales, gross margin, operating income and net income or loss, which we discuss in the section entitled “Results of Operations”;

•

Adjusted EBITDA and Management EBITDA, which we discuss in the section entitled “Results of Operations.” Adjusted EBITDA is a non-GAAP financial measurement that is used by investors to measure and evaluate our operating performance. Management EBITDA is a non-GAAP financial measurement used by our management to measure and evaluate our operating performance. We believe that these measurements are useful to investors as additional ways to analyze the underlying trends in our business consistently across the periods presented. Reconciliations of net income or loss, the most directly comparable GAAP financial measure, to Adjusted EBITDA and Management EBITDA are included in “—Reconciliations of Non-GAAP Financial Measures and Other Financial Data—Reconciliations of non-GAAP financial measures.” Management also uses Management EBITDA to evaluate segment profitability;

•

Covenant EBITDA, which is a non-GAAP financial measure used to measure compliance with certain of our covenants under our Credit Agreement (as defined below) and Indentures (as defined below). See “Liquidity and Capital Resources—Indebtedness” for additional information. Covenant EBITDA is our Management EBITDA further adjusted as required to calculate covenant ratios and compliance under our Credit Facility and Indentures. We believe that this measurement is useful to investors and creditors as a way to analyze our performance under debt covenants during the periods presented. Reconciliations of net income or loss to Covenant EBITDA are included under “—Reconciliations of Non-GAAP Financial Measures and Other Financial Data—Reconciliations of non-GAAP financial measures”; and

•	Cash flows, particularly, cash flows from operating activities, which we discuss in the section entitled “—Liquidity and Capital Resources—Historical Cash Flows.”

Basis of Presentation

We present results of operations in the same way that we manage our business, evaluate our performance and allocate our resources. We provide discussion of our segments based on customer location: Americas, Europe and AMEA. Each segment manufactures and distributes solutions for the biopharma, healthcare, education & government and advanced technologies & applied materials industries. Corporate costs are managed on a standalone basis and not allocated to segments.

In accordance with GAAP, we have included the financial results of VWR since the VWR Acquisition on November 21, 2017. On September 30, 2016, we merged with NuSil. Since both NuSil and our predecessor were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented. For more information about this basis of presentation, see Note 1 to the audited annual financial statements included elsewhere in this prospectus.

In order to provide relevant insight about the financial impact of the VWR Acquisition on our results for the nine months ended September 30, 2018 and 2017, we discuss and analyze the year-over-year change in operating results as two components:

(1)

“Baseline VWR,” which is the period-over-period change attributable to VWR’s pre-acquisition performance for the nine months ended September 30, 2017 reduced by Avantor’s pre-acquisition sales and cost of sales to VWR for that period. See “—Reconciliations of Non-GAAP Financial Measures and Other Financial Data—Reconciliations of other financial data” for calculations to difference in gross margin. We present prior-year results as the baseline in order to evaluate current-year changes in performance as part of the Combined Change described below; and

(2)

“Combined Change,” which isolates the period-over-period change in our combined business absent VWR’s pre-acquisition performance as described above. Our discussion and analysis of the Combined Change provides another way to evaluate the performance of our combined company compared to prior periods.

For more information regarding the calculation of “Baseline VWR” and “Combined Change,” see “—Reconciliations of Non-GAAP Financial Measures and Other Financial Data—reconciliations of other financial data”

We do not present “Baseline VWR” or a “Combined Change” for net income or certain of its components because differences such as debt service, hedging strategies and tax attributes between VWR and Avantor introduce variables into the comparison that management believes may be confusing and will not be useful to investors in analyzing our results of operations. We also do not present Baseline VWR or the Combined Change for the years ended December 31, 2017, 2016 or 2015 because none of those years include VWR’s results for any period during the year.

Results of Operations

Nine months ended September 30, 2018 and 2017

	Nine months ended September 30,				Reason for change
(dollars in millions)	2018	2017	Change		Baseline VWR		Combined Change
Net sales	$4,390.4	$517.7	$3,872.7		$3,465.0		$407.7
Gross margin	31.6%	46.3%	(1,470	) bps	(1,560	) bps	90	bps
Operating income	$314.2	$53.6	$260.6		$245.3		$15.3
Net loss	(33.6)	(19.9)	(13.7)
Adjusted EBITDA	710.0	174.7	535.3		383.7		151.6
Management EBITDA	743.0	192.7	550.3		393.4		156.9

The VWR Acquisition in November 2017 was the most significant driver of change when comparing the 2018 and 2017 nine-month periods. Net loss increased as a result of higher interest expense on new borrowings to finance the VWR Acquisition, while the inclusion of VWR’s results in the 2018 period caused net sales, operating income Adjusted EBITDA and Management EBITDA to increase. Gross margins declined because VWR’s historical margins were lower than ours.

As presented under “Combined Change”, we experienced growth in net sales and gross margin primarily driven by sales growth to our biopharma customers and our proprietary materials & consumables product group. We also incurred significant new expenses to restructure and integrate VWR that impacted operating income and net loss.

Net sales

	Nine months ended September 30,			Reason for change
(in millions)	2018	2017	Change	Baseline VWR	Combined Change
Americas	$2,590.6	$286.0	$2,304.6	$2,096.2	$208.4
Europe	1,575.5	116.0	1,459.5	1,328.4	131.1
AMEA	224.3	115.7	108.6	40.4	68.2

Total	$4,390.4	$517.7	$3,872.7	$3,465.0	$407.7

Net sales increased primarily due to baseline growth from the VWR Acquisition. The Combined Change reflects a favorable currency impact of $98.7 million, strong sales of medical implantable devices from our proprietary materials & consumables portfolio, significant project business from a new education & government customer in the Americas, commercial synergies generated by our global value capture program, mid-double digit growth in the AMEA region and strong global performance in services & specialty procurement.

Americas

Net sales increased primarily due to baseline growth from the VWR Acquisition. The Combined Change included a generally favorable pricing environment with higher volumes. Our global value capture program included strategic initiatives to improve market share and pricing that contributed $7.0 million to net sales in the 2018 period.

From a customer perspective, we were awarded a significant kitting project from a new education & government customer. We also continued to experience strong growth from biopharma customers, our largest customers. From a product perspective, we experienced strong sales of medical implantable devices in our proprietary materials & consumables portfolio. Customer demand for this product line is cyclical, and we believe that some of our sales growth includes increases in stocking by customers. We also experienced higher sales volume for equipment & instrumentation and significant growth in services & specialty procurement.

Europe

Net sales increased primarily due to baseline growth from the VWR Acquisition. The Combined Change included a favorable currency impact of $93.0 million and higher volumes with a generally similar pricing environment. Our global value capture program included strategic initiatives to improve market share and pricing that contributed $3.3 million to net sales.

From a customer perspective, we experienced strong growth in biopharma driven by higher demand from our largest customers. We experienced lower growth from our healthcare and our education & government customers. These customers continue to be impacted by constricted funding by several European governments, and lower 2018 growth reflects normalizing orders after receipt in 2017 of a large order for equipment & instrumentation to build a new university research facility. From a product perspective, higher sales of production-grade biopharmaceutical products drove growth in our proprietary materials & consumables category, which was partially offset by lower growth in equipment & instrumentation for the reasons previously discussed.

AMEA

Net sales increased primarily due to baseline growth from the VWR Acquisition. The combined change included a favorable currency impact of $3.8 million and a generally favorable pricing environment with significantly higher volumes.

We experienced double-digit growth across all product groups and customers driven by our ability to capture new market share in this emerging region. Our largest customers in this region are in the biopharma and advanced technologies & applied materials industries.

Gross margin

	Nine months ended September 30,			Reason for change
	2018	2017	Change	Baseline VWR	Combined Change
Gross margin	31.6%	46.3%	(1,470) bps	(1,560) bps	90 bps

The most significant driver of the decrease in gross margin was a 1,560 basis point baseline reduction from the VWR Acquisition. In the nine months ended September 30, 2017, VWR reported gross margins of 28.1%. We experienced 90 basis points of combined margin expansion resulting from efficient pricing, a favorable product sales mix, primarily from sales of our proprietary materials & consumables, and commercial synergies from our global value capture program.

Operating income

	Nine months ended September 30,			Reason for change
(in millions)	2018	2017	Change	Baseline VWR	Combined Change
Gross profit	$1,387.0	$239.6	$1,147.4	$984.8	$162.6
Operating expenses	1,072.8	186.0	886.8	739.5	147.3

Operating income	$314.2	$53.6	$260.6	$245.3	$15.3

Operating income increased as a result of higher gross profit, partially offset by higher operating expenses, each primarily due to baseline growth from the VWR Acquisition. Gross profit also increased due to the Combined Change to net sales and gross margin previously discussed.

The combined increase to operating expenses was primarily caused by depreciation and amortization expenses and severance, retention and integration charges. The increase includes a $148.0 million combined increase to depreciation and amortization primarily related to amortization of significant new customer relationship and trade name assets from the VWR Acquisition. The increase also includes a $42.1 million Combined Change to severance, retention and integration expenses driven by the new global value capture program. These increases were partially offset by about $55.3 million of savings generated by our global value capture program.

Net loss

	Nine months ended September 30,		Change
(in millions)	2018	2017
Operating income	$314.2	$53.6	$260.6
Interest expense	(388.7)	(109.3)	(279.4)
Other income, net	7.0	11.6	(4.6)
Income tax benefit	33.9	24.2	9.7

Net loss	$(33.6)	$(19.9)	$(13.7)

Net loss increased primarily due to higher interest expense, which was partially offset by a significant increase to operating income as previously discussed and an increase to the income tax benefit. Interest expense increased due to the fourth quarter 2017 debt restructuring to finance the VWR Acquisition. See “Liquidity and Capital Resources—Indebtedness” for additional information. Income tax benefit increased $9.7 million primarily due to changes in our effective tax rate. Our effective tax rate has changed significantly from period to period due to the VWR Acquisition, a reduction in statutory tax rates in the United States and other countries, new taxes implemented by tax reform in the United States, losses in certain jurisdictions where we are not able to currently recognize a tax benefit and other nondeductible expenses. In the third quarter of 2018, part of our effective tax rate change applicable to the United States was caused by a $48.8 million benefit from updating our provisional accounting for tax reform, including our interpretation of new transition tax regulations issued in 2018.

Adjusted EBITDA and Management EBITDA

	Nine months ended September 30,			Reason for change
(in millions)	2018	2017	Change	Baseline VWR	Combined Change
Adjusted EBITDA	$710.0	$174.7	$535.3	$383.7	$151.6
Management EBITDA:
America	$480.5	$116.8	$363.7	$269.7	$94.0
Europe	259.3	56.8	202.5	167.6	34.9
AMEA	51.7	28.5	23.2	1.5	21.7
Corporate	(48.5)	(9.4)	(39.1)	(45.4)	6.3

Total	$743.0	$192.7	$550.3	$393.4	$156.9

Adjusted EBITDA and Management EBITDA increased primarily due to baseline growth from the VWR Acquisition.

For the Americas, the Combined Change included the impact of the net sales growth and gross margin improvements previously discussed as well as $34.5 million of growth from the cost synergies of the global value capture program. Those savings were primarily related to commercial integration, manufacturing productivity initiatives, strategic sourcing, headcount redundancy and personnel off-shoring.

For Europe, the Combined Change included the impact of the net sales growth and gross margin improvements previously discussed as well as $7.5 million of growth from the cost synergies of the global value capture program. Those savings were primarily related to commercial integration, strategic sourcing, headcount redundancy and personnel off-shoring.

For AMEA, the Combined Change included the impact of the net sales growth and gross margin improvements previously discussed, partially offset by personnel and other investments to increase our sales force in the region. Our strategy is to invest in the AMEA region in an effort to continue to capture market share.

For corporate, the combined improvement was primarily caused by $13.3 million of headcount reductions and other synergies generated by our global value capture program. Those savings were primarily related to the elimination of redundant executive officers.

Years ended December 31, 2017 and 2016

	Year ended December 31,		Change
(dollars in millions)	2017	2016
Net sales	$1,247.4	$691.3	$556.1
Gross margin	34.7%	46.2%	(1,150	) bps
Operating (loss) income	$(210.4)	$9.9	$(220.3)
Net loss	(145.3)	(80.7)	(64.6)
Adjusted EBITDA	289.5	220.7	68.8
Management EBITDA	324.0	250.2	73.8

The VWR Acquisition in November 2017 was the most significant driver of change when comparing 2017 to 2016. Net loss and operating loss reflect the impact of $194 million of fees to New Mountain Capital and other charges related to the VWR Acquisition. Net loss also increased as a result of higher interest expense on new borrowings to finance the VWR Acquisition. The inclusion of VWR’s results for the 41-day period after the acquisition caused significant growth in net sales, operating income, Adjusted EBITDA and Management EBITDA and a decline in gross margins. Gross margins declined because VWR’s historical margins were lower than ours.

Net sales

	Year ended December 31,		Change
(in millions)	2017	2016
Americas	$688.1	$394.5	$293.6
Europe	381.4	155.6	225.8
AMEA	177.9	141.2	36.7

Total	$1,247.4	$691.3	$556.1

Net sales increased primarily from the inclusion of 41 days of results from the VWR Acquisition. Otherwise, results were affected by three substantially offsetting factors. First, Americas and Europe experienced declines from biopharma customers in the first quarter. Secondly, we experienced increase in sales of advanced technologies & applied materials due to volume growth and pricing actions across all markets. Finally, we experienced significant, broad-based growth in Asia.

Americas

Net sales increased primarily from the inclusion of 41 days of results from the VWR Acquisition. Otherwise, we experienced a generally favorable pricing environment with lower volumes. We experienced slower growth from biopharmaceutical customers. We believe that customers utilized previously purchased inventories in the first quarter of 2017, which compressed growth. Sales growth from advanced technologies & applied materials customers helped to partially offset that compression, driven by favorable pricing in a significant new customer contract and a new product supply award from another significant customer.

Europe

Net sales increased primarily from the inclusion of 41 days of results from the VWR Acquisition. Otherwise, we experienced a generally favorable pricing environment with lower volumes. For reasons similar to the Americas, we experienced slower growth from biopharma customers. We also consolidated plants in the Netherlands and Poland which caused a temporary disruption to production. We experienced growth from certain advanced technologies & applied materials customers caused by both higher demand and higher pricing for medical implantable devices.

AMEA

Net sales increased primarily from the inclusion of 41 days of results from the VWR Acquisition. Otherwise, we experienced generally higher volumes, particularly in India and China as we focused on growth in these regions. We experienced growth across all significant product groups and customers driven by our ability to capture new market share in this emerging region. Our strongest growing customer group was advanced technologies & applied materials, which was attributable to new product developments and a new product supply award from a significant customer.

Gross margin

	Year ended December 31,
	2017	2016	Change
Gross margin	34.7%	46.2%	(1,150) bps

The decrease in gross margin was primarily caused by the inclusion of 41 days of results from the VWR Acquisition. VWR’s gross margin for the nine months ended September 30, 2017 and December 31, 2016 was 28%. Gross margin was further reduced in 2017 due to $41.8 million of purchase accounting adjustments on sold VWR inventory whose carrying value was increased to fair value as part of purchase accounting for the VWR Acquisition.

Operating income or loss

	Year ended December 31,
(in millions)	2017	2016	Change
Gross profit	$432.8	$319.7	$113.1
Operating expenses	643.2	309.8	333.4

Operating (loss) income	$(210.4)	$9.9	$(220.3)

Operating income decreased to a loss as a result of higher operating expenses, partially offset by higher gross profit, each primarily due to the inclusion of 41 days of results from the VWR Acquisition. Gross profit also increased due to other changes to net sales and gross margin previously discussed.

The remaining increase to operating expenses was primarily caused by higher fees to New Mountain Capital and other expenses related to the VWR Acquisition. Fees to New Mountain Capital increased $165.2 million primarily due to the 2017 payments of a $180.0 million transaction fee for the VWR Acquisition and a $12.5 million transaction fee for a debt refinancing, whereas in 2016 we paid transaction fees totaling $27.3 million for two other debt refinancings. Other expenses related to the VWR Acquisition included an increase to amortization of $33.3 million for significant new customer relationship and trade name assets and $17.5 million related to cost synergies of the global value capture program.

Net loss

	Year ended December 31,
(in millions)	2017	2016	Change
Operating (loss) income	$(210.4)	$9.9	$(220.3)
Interest expense	(257.3)	(80.3)	(177.0)
Other income (expense), net	7.5	(0.2)	7.7
Income tax benefit (expense)	314.9	(10.1)	325.0

Net loss	$(145.3)	$(80.7)	$(64.6)

Net loss increased primarily due to a change from operating income to loss for reasons discussed in the previous section and higher interest expense, partially offset by a change from income tax expense to benefit. Interest expense increased due to the fourth quarter 2017 debt restructuring to finance the VWR Acquisition. See “Liquidity and Capital Resources—Indebtedness” for additional information. Income tax expense in 2016 changed from a provision to a significant benefit in 2017 primarily due to tax reform legislation passed in the United States and other foreign jurisdictions in the fourth quarter of 2017, from which we provisionally recognized benefits from rate changes of $339.0 million, partially offset by the provisional rate effect of a one-time transition tax of $158.8 million. The change from income tax expense to income tax benefit was also impacted by the changes in pretax earnings previously discussed.

Adjusted EBITDA and Management EBITDA

	Year ended December 31,
(in millions)	2017	2016	Change
Adjusted EBITDA	$289.5	$220.7	$68.8
Management EBITDA:
Americas	$196.8	$171.0	$25.8
Europe	103.4	63.6	39.8
AMEA	43.3	42.1	1.2
Corporate	(19.5)	(26.5)	7.0

Total	$324.0	$250.2	$73.8

Adjusted EBITDA and Management EBITDA increased primarily due to the inclusion of 41 days of results from the VWR Acquisition. Otherwise, growth was moderate due to offsetting factors.

In the Americas and Europe, the increase in Management EBITDA was primarily due to the inclusion of 41 days of results from the VWR Acquisition. Otherwise results were flat, supported by favorable pricing actions and productivity gains that were offset by generally lower volumes resulting from customer utilization of previously purchased inventory, as discussed above. Europe results also benefited from the consolidation of plants in Netherlands and Poland.

For AMEA, the increase in Management EBITDA was due primarily to a better market share across the region, partially offset by investments in personnel and other resources to increase our sales force in the region.

For corporate, we captured significant costs savings from restructuring and severance activities that were partially offset by the inclusion of 41 days of costs from the VWR Acquisition.

Years ended December 31, 2016 and 2015

	Year ended December 31,
(dollars in millions)	2016	2015	Change
Net sales	$691.3	$636.9	$54.4
Gross margin	46.2%	41.2%	500 bps
Operating income	$9.9	$60.6	$(50.7)
Net (loss) income	(80.7)	12.7	(93.4)
Adjusted EBITDA	220.7	158.8	61.9
Management EBITDA	250.2	182.7	67.5

Net loss and operating income reflect a decrease of $80.0 million due to the acceleration of vesting and modification of share-based awards driven by the combination with NuSil and an additional decrease of $27.3 million due to transaction fees paid to New Mountain Capital. Net loss also reflects higher interest expense following the 2016 debt refinancings. Otherwise, net sales were favorably impacted by stronger performance in the biopharmaceutical and advanced technologies & applied materials customers, while operating income, Adjusted EBITDA and Management EBITDA were favorably impacted by gross margin improvements.

Net sales

	Year ended December 31,
(in millions)	2016	2015	Change
Americas	$394.5	$388.1	$6.4
Europe	155.6	122.4	33.2
AMEA	141.2	126.4	14.8

Total	$691.3	$636.9	$54.4

Net sales increased primarily from increases in sales in biopharma and advanced technologies & applied materials of $40.9 million and $11.3 million over the same period, respectively. The increase in sales resulted from a balanced mix of price and volume improvements, including improved net product pricing attributable to the implementation of our revised pricing strategy and ordinary course price increases. These increases were partially offset by the impact of foreign currency exchange rates.

Americas

Net sales increased due to a generally favorable pricing environment with lower volumes. Biopharma customers drove the majority of the growth in the region as our revised pricing strategy primarily impacted customers where Avantor provides value and differentiation. This growth slowed in the fourth quarter as inventory levels in the channel reached saturation and the industry took an active effort to reduce inventories.

Europe

Net sales increased due to a generally favorable pricing environment with higher volumes that were partially offset by an unfavorable foreign currency impact. Our contract manufacturing capabilities and specialty product offerings in chromatography and bio buffers enabled us to win significant new biopharma customers and generate other sales growth. The region also experienced higher volumes to advanced technologies & applied materials customers.

AMEA

Net sales increased primarily due to a generally similar pricing environment with higher volumes. Biopharma customers led the growth in the region with significant new projects from large customers. We benefited from initiatives to sell in new geographies and focus on specialty products tailored to the region.

Gross margin

	Year ended December 31,
	2016	2015	Change
Gross margin	46.2%	41.2%	500 bps

The increase in gross margin was primarily caused by production mix, price increases associated with the implementation of our revised pricing strategy and ordinary course price increases and productivity initiatives, including plant optimization initiatives, reductions in labor and overhead, and the procurement of direct materials at a lower cost. Those increases were partially offset by the impact of unfavorable foreign currency exchange rates.

Operating income

	Year ended December 31,
(in millions)	2016	2015	Change
Gross profit	$319.7	$262.2	$57.5
Operating expenses	309.8	201.6	108.2

Operating income	$9.9	$60.6	$(50.7)

Operating income decreased as a result of higher operating expenses, which were partially offset by the benefit from higher gross profit as previously discussed. The increase in operating expenses was driven by an increase in share-based compensation expense of $80.0 million primarily caused by the acceleration of vesting and modification of awards caused by the September 30, 2016 legal entity restructuring to facilitate the combination with NuSil. Additional information is included in Note 18 to the audited annual financial statements included elsewhere in this prospectus. In addition, transaction fees paid to New Mountain Capital increased $27.3 million as a result of two debt refinancings in 2016.

Net income or loss

	Year ended December 31,
(in millions)	2016	2015	Change
Operating income	$9.9	$60.6	$(50.7)
Interest expense	(80.3)	(30.6)	(49.7)
Other expense, net	(0.2)	(0.2)	—
Income tax expense	(10.1)	(17.1)	7.0

Net loss (income)	$(80.7)	$12.7	$(93.4)

Net income decreased to net loss primarily due to a decrease in operating income as discussed in the previous section and higher interest expense. Interest expense increased primarily due to $15.3 million of incremental interest expense recognized from additional borrowings, $15.0 million of financing fees immediately recognized as interest expense related to 2016 debt refinancings and $19.9 million of debt extinguishment costs related to the 2016 debt refinancings. The overall decrease was partially offset by a $7.0 million decrease to income tax expense. Income tax expense decreased $7.0 million primarily due to changes in pretax earnings which was partially offset by a higher effective tax rate caused by share-based compensation expense and noncontrolling interest.

Adjusted EBITDA and Management EBITDA

	Year ended December 31,
(in millions)	2016	2015	Change
Adjusted EBITDA	$220.7	$158.8	$61.9
Management EBITDA:
Americas	$171.0	$138.3	$32.7
Europe	63.6	44.1	19.5
AMEA	42.1	26.4	15.7
Corporate	(26.5)	(26.1)	(0.4)

Total	$250.2	$182.7	$67.5

Adjusted EBITDA and Management EBITDA increased primarily due to a balance of price and volume improvements.

For the Americas, the increase in Management EBITDA was primarily caused by the favorable pricing actions previously discussed, partially offset by lower volumes. Cost savings initiatives around manufacturing footprint optimization, inventory controls and procurement savings resulted in $10.0 million of increase in Management EBITDA.

For Europe, the increase in Management EBITDA was primarily caused by the favorable pricing and higher volumes previously mentioned. Cost savings initiatives around manufacturing footprint optimization and procurement savings resulted in $2.5 million of increase in Management EBITDA.

For AMEA, the increase in Management EBITDA was primarily caused by the commercialization of new products to biopharma customers and better market share in the region.

For corporate, the results year over year were relatively flat.

Reconciliations of Non-GAAP Financial Measures and Other Financial Data

Cautionary statement about non-GAAP financial measurements

As previously noted, we supplement our results of operations determined in accordance with GAAP with certain non-GAAP financial measurements that are used by management, and which we believe are useful to investors, creditors and others as supplemental operational measurements to evaluate our financial performance. These measurements should not be considered in isolation or as a substitute for reported GAAP results because they may include or exclude certain items as compared to similar GAAP-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. We strongly encourage investors to review our interim and annual financial statements included elsewhere in this prospectus in their entirety and not to rely solely on any one, single financial measurement or communication.

Reconciliations of Non-GAAP Financial Measures

The following table presents a reconciliation of Adjusted EBITDA, Management EBITDA and Covenant EBITDA to net income or loss, the most directly comparable GAAP financial measure. We present EBITDA to assist readers in understanding the mathematical development of those EBITDA-based measures. Management does not use EBITDA as a financial performance metric. In accordance with GAAP, we have included the financial results of VWR since the VWR Acquisition on November 21, 2017. On September 30, 2016, we merged with NuSil. Since both NuSil and our predecessor were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented.

	Nine months ended September 30,		Year ended December 31,
(in millions)	2018	2017	2017	2016	2015
Net (loss) income	$(33.6)	$(19.9)	$(145.3)	$(80.7)	$12.7
Interest expense	388.7	109.3	257.3	80.3	30.6
Income tax (benefit) expense	(33.9)	(24.2)	(314.9)	10.1	17.1
Depreciation and amortization	303.5	47.5	99.2	60.3	60.7

EBITDA	624.7	112.7	(103.7)	70.0	121.1
Net foreign currency loss (gain) from financing activities(1)	0.2	(0.4)	5.5	0.4	(0.1)
Gain on derivative instruments(2)	—	(8.5)	(9.6)	—	—
Other share-based compensation expense(3)	—	—	26.6	86.6	15.8
Restructuring and severance charges(4)	57.1	5.2	29.6	11.1	8.6
Purchase accounting adjustments(5)	2.8	(1.0)	41.8	4.5	7.1
Sponsor transaction fees(6)	—	12.5	192.5	27.3	—
Executive departures(7)	2.4	—	—	—	3.1
Impairment charges(8)	1.9	—	5.0	—	0.7
VWR transaction expenses(9)	0.4	3.9	43.6	—	—
VWR integration and planning expenses(10)	19.4	22.5	30.1	—	—
Other transaction and integration expenses(11)	1.1	24.7	25.0	11.5	2.5
Debt refinancing fees(12)	—	3.1	3.1	4.7	—
Environmental remediation costs(13)	—	—	—	4.6	—

Adjusted EBITDA	710.0	174.7	289.5	220.7	158.8
Commercial initiatives(14)	6.4	0.3	0.3	6.5	12.2
Ongoing share-based compensation expense from parent plans(15)	14.5	8.6	21.6	12.1	2.9
Inventory write-offs(16)	0.2	—	—	1.0	—
Long-term incentive plan(17)	8.1	1.8	3.2	1.5	0.5
Other(18)	3.8	7.3	9.4	8.4	8.3

Management EBITDA	743.0	192.7	324.0	$250.2	$182.7

Adjustment for VWR(19)	—	417.5	492.7
Projected synergies(20)	108.5	164.3	219.0

Covenant EBITDA	$851.5	$774.5	$1,035.7

(1)

Represents remeasurement of various foreign-denominated borrowings into functional currencies. Our U.S. subsidiaries carry a significant amount of euro-denominated debt, and many of our subsidiaries borrow and lend with each other in foreign currencies. For the nine months ended September 30, 2018 and the year ended December 31, 2017, the foreign currency gains were primarily caused by €190 million of unhedged intercompany loans receivable.

(2)	For the 2017 periods, represents changes in the fair value of foreign currency forward contracts used to hedge pre-acquisition changes in the value of VWR’s euro-denominated loans.

(3)

Represents expenses related to remeasuring legacy NuSil awards at fair value on a recurring basis and modification of share-based awards caused by the legal-entity restructurings in November 2017 and September 2016. These expenses fluctuated significantly across the periods due to the increases in the value of our business following business combinations.

(4)	The following table presents restructuring and severance charges by plan:

	Nine months ended September 30,		Year ended December 31,
(in millions)	2018	2017	2017	2016	2015
Global value capture program	$54.8	$—	$17.5	$—	$—
Other	2.3	5.2	12.1	11.1	8.6

Total	$57.1	$5.2	$29.6	$11.1	$8.6

See “Factors and Current Trends Affecting Our Business and Results of Operations—We are implementing a significant global value capture program” for additional information about the global value capture program. Other includes three smaller plans for VWR, NuSil and legacy Avantor and other non-plan initiatives.

(5)

Represents reversals of the short-term impact of purchase accounting adjustments on earnings, the most significant of which was the increase to cost of sales that resulted from valuing VWR’s inventory at fair value in purchase accounting. Also includes the earnings impact of remeasuring contingent consideration to fair value on a recurring basis.

(6)

Represents transaction fees paid to New Mountain Capital. Pursuant to the terms of their advisory agreement with us, New Mountain Capital earned a fee equal to 2% of the value of each of our three debt refinancings and the VWR Acquisition. See “Certain Relationships and Related Party Transactions.”

(7)	Represents severance payments made to former executives that were not part of an approved restructuring program.
(8)

For the nine months ended September 30, 2018, represents the write-off of property, plant and equipment related to a legacy research and development facility. For the year ended December 31, 2017, represents the write-off of property, plant and equipment and inventory related to a discontinued product line.

(9)	Represents direct expenses incurred to consummate the VWR Acquisition.
(10)	Represents expenses incurred related to planning and integration of VWR.
(11)	The following table presents the components of our other transaction and integration expenses:

	Nine months ended September 30,		Year ended December 31,
(in millions)	2018	2017	2017	2016	2015
Unconsummated equity offering	$—	$19.9	$19.9	$5.0	$—
NuSil-related integration expenses	—	4.8	5.1	3.4	—
Other transaction expenses	1.1	—	—	3.1	2.5

Total	$1.1	$24.7	$25.0	$11.5	$2.5

(12)	Represents non-capitalized fees incurred to refinance our debt in March 2017, September 2016 and June 2016, excluding transaction fees paid to New Mountain Capital.
(13)	Represents establishment of a multi-year environmental remediation liability to remediate soil and groundwater conditions at our Gliwice, Poland manufacturing facility.
(14)

Represents consultant and employee expenses to implement commercial operating improvements including optimization of our global manufacturing footprint, strategic pricing initiatives and manufacturing productivity.

(15)	Includes vesting of stock options, and for the 2018, 2017 and 2016 periods optionholder incentives, each requiring continuing employee service.
(16)	Represents the write-off of excess and obsolete inventories.

(17)	Represents cost of compensation programs awarded to key employees that vest with continuing service over three-year period.
(18)	Represents non-recurring tax payments, customer rebates, non-cash pension charges, consulting projects and other immaterial items.
(19)	Represents inclusion of VWR as if the VWR Acquisition had been completed on January 1, 2017 as permitted by our debt covenants.
(20)

Reflects estimated cost synergies to be generated by our global value capture program as permitted by our debt covenants. As of September 30, 2018, we believe that we have captured $110 million of annualized cost synergies as a result of the program, and we have plans to capture an additional $109 million. We currently expect that all synergies and cost savings will be fully realized by 2021. See “—Factors and Current Trends Affecting Our Business and Results of Operations—We are implementing a significant global value capture program.”

Other Financial Data

The following table presents the reconciliation of VWR as previously reported to Baseline VWR for the nine months ended September 30, 2017 and presents Avantor, Inc.’s results for the same period for comparison purposes:

	VWR
		Adjustments
(in millions)	As previously reported	Segment allocation	Pre-acquisition sales between VWR and Avantor	Baseline VWR		Avantor, Inc.
Net sales:
Americas	$2,136.8	$—	$(40.6)	$2,096.2		$286.0
EMEA-APAC	1,372.8	(1,372.8)	—	—		—
Europe	—	1,332.4	(4.0)	1,328.4		116.0
AMEA	—	40.4	—	40.4		115.7

Total	$3,509.6	$—	$(44.6)	$3,465.0		$517.7

Operating income:
Gross profit	$984.8	$—	$—	$984.8		$239.6
Operating expenses	739.5	—	—	739.5		186.0

Total	$245.3	$—	$—	$245.3		$53.6

Management EBITDA:
Not allocated	$393.4	$(393.4)	$—	$—		$—
Americas	—	269.7	—	269.7		116.8
Europe	—	167.6	—	167.6		56.8
AMEA	—	1.5	—	1.5		28.5
Corporate	—	(45.4)	—	(45.4)		(9.4)

Total	$393.4	$—	$—	$393.4	(1)	$192.7

(1)	Represents the equivalent measures to Adjusted EBITDA and Management EBITDA for historical VWR. The following table reconciles these metrics to VWR’s historically reported net income:

Net income	$124.6
Interest expense	61.1
Income tax expense	64.4
Depreciation and amortization	108.0
Net foreign currency loss from financing activities(a)	5.0
Gain on derivative instruments(b)	(9.7)
Restructuring and severance charges	9.8
Purchase accounting related adjustments	2.1
VWR transaction expenses	18.4

Adjusted EBITDA equivalent	383.7
Share-based compensation expense(c)	9.7

Management EBITDA equivalent	$393.4

(a)	VWR recognized a loss for similar reasons on partially unhedged euro-denominated notes.
(b)	Gain was caused by the settlement of interest rate swaps in anticipation of the VWR Acquisition.
(c)	Includes vesting of stock options and restricted stock units, each also requiring continuing employee service.

The following table presents certain calculations of the changes to gross margin:

(dollars in millions)	Gross profit	Net sales	Gross margin
Nine months ended September 30, 2017	$239.6	$517.7	46.3%	(A)
Baseline VWR	984.8	3,465.0

Subtotal	1,224.4	3,982.7	30.7%	(B)
Combined change	162.6	407.7

Nine months ended September 30, 2018	$1,387.0	$4,390.4	31.6%	(C)

Calculation of Baseline VWR reason for change		(B) - (A)	(1,560	)bps
Calculation of Combined Change		(C) - (B)	90	bps

Quarterly Results

Our net sales were $1,418.3 million, $1,477.9 million and $1,494.2 million for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, respectively, and were $151.8 million, $182.9 million and $183.0 million for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Net sales for VWR were $1,139.1 million, $1,175.3 million and $1,195.2 million for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, respectively. Our pre-acquisition sales to VWR were $14.0 million, $16.0 million and $14.6 million for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, respectively.

Liquidity and Capital Resources

We fund short-term cash requirements primarily from operating cash flows and unused availability under our credit facilities. Most of our long-term financing is from indebtedness.

Our most significant contractual obligations are scheduled principal and interest payments for indebtedness. We also have obligations to make payments under operating leases, to purchase certain products and services and to fund pension obligations. In addition to contractual obligations, we use cash to fund capital expenditures and taxes. We have also used significant amounts of cash to fund distributions and debt refinancing fees, but we do not anticipate this going forward due to new restrictions imposed by our indebtedness. Changes in working capital may be a source or a use of cash depending on our operations during the period.

We expect to fund our long-term capital needs with cash generated by operations and availability under the Revolving Facilities (as defined below). See “—Indebtedness.” Although we believe that these sources will provide sufficient liquidity for us to meet our long-term capital needs, our ability to fund these needs will depend to a significant extent on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control.

We believe that cash generated by operations, together with available liquidity under our credit facilities, will be adequate to meet our current and expected needs for cash prior to the maturity of our debt, although no assurance can be given in this regard.

Liquidity

The following table presents our primary sources of liquidity:

	As of September 30, 2018
(in millions)	A/R Facility	Revolver	Total
Unused availability under credit facilities:
Current availability	$250.0	$250.0	$500.0
Undrawn letters of credit outstanding	(12.3)	(17.2)	(29.5)
Outstanding borrowings	—	—	—

Unused availability	$237.7	$232.8	470.5

Cash and cash equivalents			171.8

Total liquidity			$642.3

Our liquidity needs change daily. We manage liquidity needs by utilizing our Revolving Facilities and also by monitoring working capital levels. Our A/R Facility availability also depends upon maintaining a sufficient borrowing base of eligible accounts receivable. We believe that we have sufficient capital resources to meet our daily liquidity needs.

Most of our cash resides outside of the United States. The new tax reform legislation in the United States, which, among other things, levies a one-time tax on undistributed foreign earnings and profits, may create opportunities to repatriate cash in the future. However, there may be other restrictions to repatriating cash, such as foreign exchange ceilings imposed by local governments, other regulatory requirements and lengthy approval processes that foreign governments require for international cash transfers. As a result, we are still evaluating our plans regarding cash repatriation. At September 30, 2018, $136.0 million of our cash and cash equivalents was held by our foreign subsidiaries.

Historical cash flows

Nine months ended September 30, 2018 and 2017

	Nine months ended September 30,		Change
(in millions)	2018	2017
Net cash provided by (used in):
Operating activities	$130.6	$(20.5)	$151.1
Investing activities	(23.2)	(92.7)	69.5
Financing activities	(115.9)	99.6	(215.5)
Capital expenditures	32.3	15.8	16.5

Cash flows from operating activities increased $151.1 million primarily due to the VWR Acquisition. Our net loss excluding non-cash items such as depreciation and amortization, share-based compensation, deferred income tax provision, loss on extinguishment of debt and amortization and write-off of deferred financing costs, grew by $133.7 million, while working capital changes contributed an additional $17.4 million.

Cash flows from investing activities increased primarily due to the absence of a business acquisition in 2018. This reduction in spending was partially offset by higher capital expenditures in 2018 due to the acquisition of VWR, which requires a certain level of recurring capital expenditure.

Cash flows from financing activities changed from net cash provided in 2017 to net cash used in 2018. The change was caused by a significant debt refinancing and stockholder distribution in 2017 as well as ordinary changes in borrowing levels under the A/R Facility. Cash outflows for the nine months ended September 30, 2018 included $95.4 million of debt repayments and $20.5 million of contingent consideration payments related to previous acquisitions. There are no material liabilities currently remaining for contingent consideration.

Years ended December 31, 2017 and 2016

	December 31,		Change
(in millions)	2017	2016
Net cash provided by (used in):
Operating activities	$(167.5)	$72.9	$(240.4)
Investing activities	(6,676.0)	(29.9)	(6,646.1)
Financing activities	6,965.0	(43.5)	7,008.5
Capital expenditures	25.2	29.9	(4.7)

Cash flows from operating activities decreased $240.4 million primarily due to a $165.2 million increase in fees paid to New Mountain Capital and an $82.3 million increase in interest payments. Other changes to operating cash flows from working capital changes were substantially offset by earnings, as adjusted for non-cash items.

Cash flows from investing activities decreased $6.6 billion primarily due to the acquisition of VWR for $6.6 billion.

Cash flows from financing activities increased $7.0 billion, the result of $1.8 billion raised from the issuance of Existing Senior Preferred Stock and warrants, $1.2 billion raised from the issuance of the Existing Junior Convertible Preferred Stock and a $6.0 billion net increase in debt borrowings to finance the VWR Acquisition, partially offset by $1.7 billion of distributions and $319 million of cash paid for debt refinancings.

Years ended December 31, 2016 and 2015

	Year ended December 31,		Change
(in millions)	2016	2015
Net cash provided by (used in):
Operating activities	$72.9	$124.6	$(51.7)
Investing activities	(29.9)	(35.4)	5.5
Financing activities	(43.5)	(87.6)	44.1
Capital expenditures	29.9	20.9	9.0

Cash flows from operating activities decreased by $51.7 million primarily due to: $28.1 million of additional cash paid for interest, $27.3 million of transaction fees paid to New Mountain Capital for two debt refinancings, additional cash paid for income taxes of $19.0 million, partially offset by $26.9 million of net loss excluding non-cash items such as depreciation and amortization, share-based compensation and deferred income tax provision.

Cash flows from investing activities increased by $5.5 million due to the absence of $14.5 million paid for a business acquisition in 2015, which was partially offset by a $9.0 million increase in capital expenditures.

Cash flows from financing activities increased by $44.1 million primarily due to a net increase in borrowings of $981.2 million from the June and September 2016 refinancings, which was substantially offset by $56.4 million of cash paid for financing fees and premiums, $701.8 million of additional cash paid to repurchase CPECs and a $156.4 million increase in stockholder distributions.

Indebtedness

In November 2017, we refinanced substantially all of our debt through our wholly-owned subsidiary Avantor Funding, Inc. As a result, our availability under credit facilities, debt borrowings and interest each significantly increased. We also extended the overall maturity profile of our debt. The refinancing resulted in payments of $283.1 million to fund debt issuance costs, $273.5 million of which was deferred and is being recognized as interest expense through the maturity dates of our debt. We also incurred a loss on extinguishment of debt of $34.6 million. Each of those amounts excludes transaction fees paid to New Mountain Capital.

In connection with the foregoing, Avantor Funding, Inc. entered into (i) a senior secured term facility, or the “Term Loan Facility,” for the borrowing of approximately $3,154.3 million, including a $1,953.1 million U.S. dollar tranche, or the “Dollar Term Loan Facility” and a €1,000 million euro tranche, or the “Euro Term Loan Facility” and (ii) a senior secured revolving credit facility of up to $250.0 million, or the “Revolver” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities,” each with a syndicate of financial institutions led by Goldman Sachs Bank USA, as administrative agent and collateral agent. The Term Loan Facility and the Revolver mature in November 2024 and November 2022, respectively, and have the terms described under “Description of Indebtedness—Senior Secured Credit Facilities.” In November 2018, Avantor Funding, Inc. entered into a repricing amendment to the Term Loan Facility to lower the applicable interest rate margin for each of the U.S. dollar tranche and the euro tranche.

In addition, in 2017, VWR Receivables Funding, LLC entered into an amended and restated receivables facility (the “A/R Facility” together with Revolver the “Revolving Facilities”) with PNC Bank, National Association, as administrator. The A/R Facility provides us with borrowing capacity in an aggregate principal amount of up to $250.0 million. As of September 30, 2018, we had $237.7 million of additional capacity thereunder (after giving effect to $12.3 million of issued but undrawn letters of credit). The A/R Facility matures in November 2020 and has the terms described under “Description of Indebtedness—A/R Facility.”

Further, in 2017, Avantor Funding, Inc. issued (i) $1.5 billion aggregate principal amount of 6.000% Senior First Lien Notes due 2024 (the “Dollar Notes”), (ii) €500 million aggregate principal amount of 4.750% Senior First Lien Notes due 2024 (the “Euro Notes” and together with the Dollar Notes, the “Senior Secured Notes”) and (iii) $2 billion aggregate principal amount of 9.000% Senior Notes due 2025 (the “Senior Unsecured Notes”), each in an exempt offering pursuant to Rule 144A and Regulations S under the Securities Act. The Senior Secured Notes and the Senior Unsecured Notes mature in October 2024 and October 2025, respectively, and have the terms described under “Description of Indebtedness-Senior Secured Notes” and “Description of Indebtedness—Senior Unsecured Notes.”

The credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), the purchase agreement governing the A/R Facility (the “A/R Purchase Agreement”) and the indentures governing the Senior Secured Notes (the “Secured Indenture”) and Senior Unsecured Notes (the “Unsecured Indenture” and, together with the Secured Indenture, the “Indentures”) contain a number of affirmative and negative covenants, which we consider to be customary and usual. As of September 30, 2018, we were in compliance with all of these covenants. For more information regarding the terms of our indebtedness, see “Description of Indebtedness.”

Among other things, the Credit Agreement and the Indentures restrict the ability of Avantor Funding, Inc. to pay dividends or make other distributions to Avantor, Inc. As of September 30, 2018, substantially all of our net assets were held by our subsidiaries.

In addition, under the Credit Agreement, we are required to satisfy and maintain a maintain a consolidated first lien net leverage ratio of 7.35:1.00, in periods when we have drawn more than 35% of our revolving credit facility. To date, the covenant has not yet become applicable. Our continued ability to meet this financial ratio can be affected by events beyond our control, and we may not meet such ratio in the future.

This financial ratio, as well as others including the (i) consolidated interest coverage ratio, consolidated total net leverage ratio and fixed charge coverage ratio, which are utilized, among other things, in the debt incurrence covenants of the Credit Agreement, the Credit Agreement and the Indentures, respectively (ii) consolidated secured net leverage ratio and consolidated total debt ratio, which are utilized, among other things, in the investment covenant of the Credit Agreement and the Indentures, respectively and (iii) consolidated secured debt ratio, which is utilized, among other things, in the liens incurrence covenant of the Indentures, involve the calculation of a non-GAAP financial measure that we refer to in this discussion as “Covenant EBITDA.”

Contractual obligations

The following table presents our contractual obligations at December 31, 2017:

	Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt:(1)
Principal(2)	$7,396.1	$38.2	$140.4	$65.5	$7,152.0
Interest(3)	3,328.6	464.0	922.0	911.1	1,031.5
Operating leases	180.2	44.6	60.0	38.2	37.4
Purchase obligations(4)	109.0	99.5	9.5	—	—
Other liabilities:
Underfunded pension obligations	136.6	6.7	14.0	15.7	100.2
Transition tax payments(5)(6)	158.8	12.7	25.4	25.4	95.3
Other	36.3	20.1	9.9	1.5	4.8

Total	$11,345.6	$685.8	$1,181.2	$1,057.4	$8,421.2

(1)

Includes capital lease obligations, which were not material. To calculate payments for principal and interest, we assumed that variable interest rates, foreign currency exchange rates and outstanding borrowings under credit facilities were unchanged from December 31, 2017 through maturity.

(2)	Our Senior Secured Credit Facilities would require us to accelerate our principal repayments should we generate excess cash flows, as defined, in future periods.
(3)

In November 2018, we amended our Senior Secured Credit Facilities to reduce the interest rate margins on our euro term loans by 0.50% and our U.S. term loans by 0.25%. We expect the amendment to result in annual interest savings of approximately $10 million.

(4)	Purchase obligations for certain products and services are made in the normal course of business to meet operating needs.
(5)	Represents our provisional estimate of the transition tax obligation due over eight years to transition to the modified territorial tax system under new U.S. income tax legislation.
(6)

In the third quarter of 2018, we updated our provisional accounting for tax reform and determined that our transition tax payable was $77.3 million. The transition tax payments were revised as follows: $6.2 million in 2018, $12.4 million from 2019 to 2020, $12.4 million from 2021 to 2022 and $46.3 million thereafter. This adjustment is not included in the table.

Off-Balance Sheet Arrangements

We do not use special purpose entities or have any other material off-balance sheet financing arrangements except for our receivables facility, letters of credit and operating leases. We enter into these arrangements for ordinary business reasons and believe that they are governed by ordinary commercial terms. See Notes 14 and 23 to the audited consolidated financial statements included elsewhere in this prospectus for more information.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported throughout the financial statements. Those estimates and assumptions are based on our best estimates and judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and known facts and circumstances. We adjust our estimates and assumptions when we believe the facts and circumstances warrant an adjustment. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates.

We consider the policies and estimates discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on our judgment. Specific risks for these critical accounting policies are described in the following sections. For all of these policies, we caution that future events rarely develop exactly as forecast, and such estimates routinely require adjustment.

Our discussion of critical accounting policies and estimates is intended to supplement, not duplicate, our summary of significant accounting policies so that readers will have greater insight into the uncertainties involved in these areas. For a summary of all of our significant accounting policies, see Note 2 to the audited annual financial statements included elsewhere in this prospectus.

Estimating the fair value of assets acquired from VWR

In November 2017, we acquired VWR for a purchase price of $6.6 billion. To account for the acquisition, we were required to allocate the purchase price to the assets acquired and liabilities assumed based on their individual fair values with the excess allocated to goodwill.

Estimating fair value requires the use of significant unobservable inputs, or level 3 measurements. Determining these inputs requires us to make significant assumptions and judgments. Those estimates impacted nearly all captions on our consolidated balance sheet and the amount of net sales, cost of sales, depreciation and amortization expense and income tax expense on our statement of operations. Using different estimates or assumptions would have materially affected our results in 2017 and future periods. For example:

•

A one percent decrease to the rate we used to discount future cash flows would have increased the fair value of finite-lived intangible assets by $580 million and increased annual amortization expense by $25 million; and

•

An overall one-year decrease to our estimates of remaining useful lives would have increased annual amortization of our customer relationships by $11 million and annual depreciation of our property, plant and equipment by $17 million.

All purchase accounting estimates are determined as of the acquisition date and are not adjusted for future developments. However, any differences between acquisition-date estimates and actual future results could impact other subsequent accounting under GAAP, such as the results of future impairment tests.

Accounting for changes to income tax laws

Income tax laws change from time to time. The effect of a change in tax law on deferred tax assets and liabilities is recognized as a cumulative adjustment to income tax expense or benefit in the period of enactment. The effect of a change in tax law on the income tax expense or benefit itself is recognized prospectively for the applicable tax years.

In December 2017, tax reform legislation was enacted in the United States. The new legislation included a broad range of corporate tax reforms, some of which were very complex. The new legislation caused us to recognize a provisional income tax benefit of $126.7 million for 2017 and an additional benefit of $48.8 million when we updated our accounting for tax reform in 2018. Additional details are included in Note 20 to the audited annual financial statements included in elsewhere in this prospectus.

Testing goodwill and other intangible assets for impairment

As a result of the VWR Acquisition, we carry significant amounts of goodwill and other intangible assets on our consolidated balance sheet. At September 30, 2018, the combined carrying value of goodwill and other intangible assets, net of accumulated amortization and impairment charges, was $7.5 billion or 74% of our total assets.

Required annual assessment

On October 1 of each year, we perform annual impairment testing of our goodwill and indefinite-lived intangible assets, or more frequently whenever an event or change in circumstance occurs that would require reassessment of the recoverability of those assets. The impairment analysis for goodwill and indefinite-lived intangible assets consists of an optional qualitative test potentially followed by a quantitative analysis. These measurements rely upon significant judgment from management described as follows:

•

The qualitative analysis for goodwill and indefinite-lived intangible assets requires us to identify potential factors that may result in an impairment and estimate whether they would warrant performance of a quantitative test;

•

The quantitative goodwill impairment test requires us to estimate the fair value of our reporting units. We estimate the fair value of each reporting unit using a weighted average of three valuation methods based on discounted cash flows, market multiples and market references. These valuation methods require management to make various assumptions, including, but not limited to, future profitability, cash flows, discount rates, weighting of valuation methods and the selection of comparable publicly traded companies; and

•

The quantitative test for indefinite-lived intangible assets is determined using a discounted cash flow method that incorporates an estimated royalty rate, an estimated discount rate and certain other assumptions.

Our estimates are based on historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing future cash flows in applying the income approach requires us to evaluate our intermediate to longer-term strategies, including, but not limited to, estimates about net sales growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows requires the selection of risk premiums, which can materially impact the present value of future cash flows. Selection of an appropriate peer group under the market approach involves judgment, and an alternative selection of guideline companies could yield materially different market multiples. Weighing the different value indications involves judgment about their relative usefulness and comparability to the reporting unit.

Based on the preliminarily results of our October 1, 2018 impairment testing, we do not believe that any impairment charges will be recognized for the fourth quarter of 2018. The percentage by which the fair value of each reporting unit exceeded its respective carrying amount ranged between approximately 60% to 380%.

Determination of operating segments and reporting units

Effective October 1, 2018, we established three new reporting units aligned to geographic operating segments based on customer location: Americas, Europe and AMEA. Prior to this, we determined that we had three reporting units aligned to product groups.

The determination of operating segments and reporting units requires us to exercise significant judgment, especially in determining (i) the basis of segmentation used by our Chief Executive Officer and segment management at various points in time across the reporting periods; and (ii) whether components of operating segments are economically similar and therefore aggregated. Determining one basis of segmentation versus another fundamentally changes the way economic and other changes will impact individual reporting units; an impairment could be recognized under one basis but not another, or the impairment could be of different magnitudes. If we make a judgment that reporting units are economically dissimilar when in fact they are similar, we will establish more reporting units than necessary. This would put us at a greater risk of goodwill impairment because there will be a smaller portfolio to potentially mitigate specific types of business downturn or other indicators of impairment.

Estimating valuation allowances on deferred tax assets

We are required to estimate the degree to which tax assets and loss carryforwards will result in a future income tax benefit, based on our expectations of future profitability by tax jurisdiction. We provide a valuation allowance for deferred tax assets that we believe will more likely than not go unused. If it becomes more likely than not that a deferred tax asset will be realized, we reverse the related valuation allowance and recognize an income tax benefit for the amount of the reversal. At September 30, 2018, our valuation allowance on deferred tax assets was $195.0 million, most of which relates to foreign net operating loss carryforwards that are not expected to be realized.

We must make assumptions and judgments to estimate the amount of valuation allowance to be recorded against our deferred tax assets, which take into account current tax laws and estimates of the amount of future taxable income, if any. Changes to any of the assumptions or judgments could cause our actual income tax obligations to differ from our estimates.

Accounting for uncertain tax positions

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess income tax positions for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded an amount having greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority assumed to have full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Our reserve for uncertain tax positions was $88.3 million at September 30, 2018, exclusive of penalties and interest. Where applicable, associated interest expense has also been recognized as a component of the provision for income taxes.

We operate in numerous countries under many legal forms and, as a result, we are subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence our net income.

We file tax returns in each tax jurisdiction that requires us to do so. Should tax return positions not be sustained upon audit, we could be required to record an income tax provision. Should previously unrecognized tax benefits ultimately be sustained, we could be required to record an income tax benefit.

Estimating the fair value of share-based compensation

Our employees have received awards under various share-based compensation plans. Those awards include stock options, restricted stock awards, restricted stock units, stock appreciation rights, mirror units and phantom units. Expense for all of those awards is calculated using a measurement of fair value based on unobservable inputs, a level 3 measurement. Fair value for some of those awards is determined on the grant date and recognized ratably over their vesting term. Fair value for other awards is remeasured at the end of each reporting period.

For awards measured at grant date fair value, we estimate fair value using the Black-Scholes model. This model requires us to make various assumptions with the most significant assumption being the grant date fair value of our shares and the volatility of the stock price. The fair value of our awards may have differed if we had applied different assumptions in the valuation model or if our shares had been traded in a public market. The factors that may impact the grant date fair value of our shares include a change in our customer base, market interest or overall economic conditions. These factors would also have an impact on the volatility of our share price. For example, increasing our expected volatility assumptions by 5% would increase the ongoing expense for our stock options by 10% to 15%.

For awards measured at fair value on a recurring basis, we estimate fair value based upon forecasts and three different valuation methodologies, each of which depends on management making assumptions and judgments. The valuation methodologies include a discounted cash flow approach, a guideline company method and a selected transaction method. In connection with each of these valuation methodologies, we prepare a forecast to project our financial results, identify our terminal growth rate, determine our discount rate, identify comparable companies and transactions, and determine our volatility among other things.

Estimating the net realizable value of inventories

We value our inventories at the lower of cost or net realizable value. We regularly review quantities of inventories on hand and compare these amounts to the expected use of each product or product line, which can require us to make significant judgments. If our judgments prove to be incorrect, we may be required to record a charge to cost of sales to reduce the carrying amount of inventory on hand to net realizable value. As with any significant estimate, we cannot be certain of future events which may cause us to change our judgments.

Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exchange rate risk

While we report our consolidated financial statements in U.S. dollars, a significant portion of the underlying operations are denominated in foreign currencies, principally the euro but also the British pound sterling and many others. Changes to foreign currency exchange rates expose us to the risk of: (i) changes to our earnings from the remeasurement of foreign-denominated financing; (ii) changes to earnings from the translation of our foreign operations into U.S. dollars; and (iii) changes to the reported value of our cash and cash equivalents.

Our U.S. subsidiaries carry a significant amount of euro-denominated debt, which is significantly hedged by intercompany borrowing arrangements. We also enter into cross-border purchasing and service arrangements in the ordinary course of business. We remeasure these transactions into local currencies each period, and the translation effect is recognized immediately in earnings. Our most significant exposure to changes in foreign currency rates at December 31, 2017 was €190 million of unhedged intercompany loans receivable. A one percent decrease to the price of the euro in U.S. dollars at December 31, 2017 would have required us to reduce our 2017 pretax income by $2.3 million.

Changes to foreign currency exchange rates could favorably or unfavorably affect our operating results. For example, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because local currencies will translate into fewer U.S. dollars. In December 2017, 45% of our net sales were denominated in foreign currencies. At that proportion, a 5% increase to the value of the U.S. dollar compared to all other foreign currencies would result in a $22.5 million decrease per $1 billion of reported net sales.

Most of our cash and cash equivalents are denominated in foreign currencies. At December 31, 2017, a 10% increase in the value of U.S. dollar compared to all other foreign currencies would have caused our cash and cash equivalents to decrease by $14.1 million.

Interest rate risk

We carry a significant amount of debt that exposes us to interest rate risk. A significant portion of our debt consists of variable-rate instruments. We have also issued fixed-rate secured and unsecured notes. None of our other financial instruments are subject to material interest rate risk.

At December 31, 2017, we had borrowings of $3.2 billion under our Senior Secured Credit Facilities. These facilities bear interest at variable rates based on prevailing LIBOR and EURIBOR rates in the financial markets. Changes to those market rates affect both the amount of cash we pay for interest and our reported interest expense. Our euro term loans include a zero percent floor on EURIBOR, which has been negative, so the floor provides a partial hedge of our variable interest rate risk on that loan. At December 31, 2017, a 100 basis point increase to the applicable variable rate of interest would have increased the amount of interest by $25.1 million per annum.

Our Senior Secured Notes and Senior Unsecured Notes bear interest at fixed rates, so their fair value will increase if interest rates fall and decrease if interest rates rise. At December 31, 2017, a 100 basis point decrease in the market rate of interest for the notes would have increased their aggregate fair value by $236.3 million.

BUSINESS

Company Overview

We are a leading global provider of mission critical products and services to customers in the biopharma, healthcare, education & government, and advanced technologies & applied materials industries. Our comprehensive offerings, which include materials & consumables, equipment & instrumentation and services & specialty procurement, are relied upon by our customers, often on a recurring basis, because they are frequently specified into their research, development and production processes. These processes are commonly organized into “workflows” that define the activities our customers perform each day. We collaborate closely with our customers to enable them to develop new innovative products, lower their development and production costs, improve product or process performance characteristics, and enhance the safety and reliability of the drugs, devices, and other products they produce. In addition to relying on our products, many customers depend upon our services. Some of these services are performed by approximately 1,400 of our associates that are co-located with certain customers, working side-by-side with their scientists every day. Our local presence combined with our global infrastructure enable and promote successful relationships with our customers and connect us to over 240,000 of their locations in over 180 countries. Our mission is to set science in motion to create a better world.

The depth and breadth of our portfolio provides our customers a comprehensive range of products and services and allows us to create customized and integrated solutions for our customers. Selected offerings sold to our customers in discovery, research, development and production processes include:

•

Materials & consumables: Ultra-high purity chemicals and reagents, lab products and supplies, highly specialized formulated silicone materials, customized excipients, customized single-use assemblies, process chromatography resins and columns, analytical sample prep kits and education and microbiology and clinical trial kits;

•

Equipment & instrumentation: Filtration systems, virus inactivation systems, incubators, analytical instruments evaporators, ultra-low-temperature freezers, biological safety cabinets and critical environment supplies; and

•	Services & specialty procurement: Onsite lab and production, clinical, equipment, MarketSource procurement & sourcing and biopharmaceutical material scale-up and development.

We have deep expertise in developing, customizing, manufacturing and supplying products for a wide variety of workflows, allowing us to provide tailored solutions throughout the lifecycle of our customers’ products. In aggregate, we provide approximately six million products, including products we make as well as products from approximately 4,000 core suppliers across the globe. We manufacture products that meet or exceed the demanding requirements of our customers across a number of highly-regulated industries. Our high-purity and ultra-high purity products, such as our J.T.Baker and SeaStar brand chemicals, are trusted by life sciences and electronic materials customers around the world and can be manufactured at purity levels as stringent as one part-per-trillion. Similarly, our NuSil brand of high-purity, customized silicones has been trusted for more than thirty years by leading medical device manufacturers and aerospace companies.

We complement our products with a range of value-added services. Each day, our onsite service associates work side-by-side with our customers to support their workflows. This close proximity to our customers and their workflows allows our associates to develop insights into how to serve them better. In certain cases, customers choose to fully leverage our value-added services and expertise by outsourcing specialized workflows entirely to us, further connecting us to their operations and allowing us to identify new business opportunities. We believe our growing services offering is a competitive advantage that further differentiates us from our competitors, deepens our relationships with current customers and enhances our ability to reach new ones.

We employ a differentiated innovation model that is informed by our embedded relationships with our customers and enables us to anticipate and align our innovation efforts with our customers’ priorities. We engage with our customers early in their product development cycles through our 300-person innovation team to advance our customers’ programs from research and discovery through development and commercialization. At each step of our customers’ workflows, we share our scientific and workflow expertise to help deliver incremental and sustainable improvements to existing customer products and processes. These projects include enhancing product purity and therefore its performance characteristics, improving product packaging and streamlining workflows. Our strategic initiatives include the development of new products in emerging areas of science such as cell and gene therapy. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support.

We are a strategic partner to a diverse and sophisticated customer base with stringent quality and regulatory demands. Our ability to customize products and processes at scale while meeting these quality and regulatory requirements and the embedded nature of our business model have made us an integral part of our customers’ development programs and broader supply chain. We are incorporated in over 800 of our customers’ MAFs and DMFs that are registered with regulatory authorities around the world. Additionally, we are able to meet the exacting quality and regulatory requirements of our advanced technologies & applied materials customers, including semiconductor manufacturers, by providing materials at purity levels as stringent as one part-per-trillion. We have developed long-standing relationships with a global customer base, and generated approximately 35% of our revenues for the nine months ended September 30, 2018 from customers with whom we have 15+ year relationships. In total, in 2018 we believe we served established leaders and emerging innovators across each of the industries we serve:

The combination of our innovation centers and manufacturing facilities empowers us to support our customers from the earliest stages of their product innovation to commercial manufacturing, and provides us multiple opportunities to serve as a critical partner to them. Our eight regional innovation centers located in five different countries (including four currently operating in the AMEA region and a fifth which we expect to be operational in mid-2019), allow us to efficiently support the product development needs of our diverse customer base. In addition, we have 27 manufacturing facilities, 13 of which are cGMP compliant and 12 of which are regulated by the FDA or comparable foreign regulatory authorities. Led by our globally recognized VWR brand, we have approximately 150 sales and distribution centers strategically located to promote supply chain efficiency, enabling us to deliver orders virtually anywhere in the world, often within 24 to 48 hours. We employ approximately 3,800 sales and sales support professionals around the world who are focused on serving our customers through a local presence. Our professionals’ comprehensive industry-specific knowledge is supplemented by our leading online customer platform which affords current and potential customers a rich, informative and customized user experience and allows us to better address a global customer base. Many customers choose to directly integrate their ordering activity with our online platform. We have over 2,500 integrated connections with our customers and approximately 1,000 integrated connections with our suppliers to simplify and expedite their transactions with us. In 2018, approximately 45% of our customer orders came from our online platform.

We recorded net sales of $4,390.4 million, net loss of $33.6 million and Adjusted EBITDA of $710.0 million for the nine months ended September 30, 2018. We generated revenue growth of approximately 10% for the nine months ended September 30, 2018 as compared to the same period in the prior year on a combined basis, and approximately 85% of our revenues were from offerings that are recurring in nature. For the definitions of Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net income or loss, please see “Summary—Summary Historical Financial and Other Data.”

Our Competitive Strengths

Our customer-centric business model, combined with our deep understanding of our customers’ workflows, allows us to differentiate ourselves in the marketplace and is at the core of our competitive advantage. We believe the following competitive strengths provide the foundation for our position as the partner of choice for mission critical products and services to our customers:

Trusted Partner With Deep Customer Relationships. Our end-to-end integrated workflow platform and our ability to partner at every stage of research, development and commercialization have led to deep, embedded customer relationships. Approximately 1,400 of our associates are co-located with certain customers, working side-by-side with their scientists every day. We have collaborated with and supported many of our strategic global accounts for decades, and approximately 35% of our revenue for the nine months ended September 30, 2018 was generated by customers with whom we have maintained relationships for over 15 years. We serve large, multinational customers through our dedicated Strategic Partners group, which deepens our relationship with these customers and allows us to support their critical workflows throughout their global operations. We also hold strong positions with many smaller and emerging companies. For example, through our 20-year, relationship with Biotechnology Innovation Organization (“BIO”), the world’s largest biotech trade association, we are well-positioned to serve as the supplier of choice to many startups and emerging companies. Collectively, the community of innovators we serve through our BIO agreement is one of our largest customers. Regardless of company size or development stage, our customers seek a partner with innovative and comprehensive product offerings, superior quality, advanced manufacturing and skilled technical services to support all of their research, development and commercialization needs. Based on our expertise and experience in these areas, we believe we are a critical partner for our customers.

Customized Offerings to Address Our Customers’ Evolving Needs. We work closely with our customers to provide highly customized formulations across a variety of workflows. Our customization capabilities span the entire spectrum of core customer requirements, including purity, composition, blending, kitting, form factor, packaging, lot size and specialized certifications. In demanding medical device workflows, where customization and precision are essential, our NuSil brand of formulated silicones is trusted by device manufacturers to create healthcare products and implantable devices approved by the FDA. Many of our product brands, such as J.T. Baker, have been specified and trusted for decades in critical biopharma processes as well. Our ability to rapidly customize and innovate has led to significant adoption of our products as we and our customers seek to improve productivity and establish new processes. In addition, many of our products are routinely used in complex and sensitive workflows such as Liquid Chromatography/Mass Spectrometry. Similarly, as the power of Next Generation Sequencing revolutionizes the scientific understanding of biological systems, enhances diagnostics, and screens patients for clinical trials, our strong offering related to sample preparation combined with our evolving digital capabilities enable scientists to tackle complex genomic and clinical research challenges. Our highly specialized and customized development, manufacturing and servicing capabilities also allow us to continue to pursue customized solutions in emerging and innovative therapeutic areas such as cell and gene therapies.

Depth And Breadth of Product and Service Offerings. Our comprehensive portfolio of materials & consumables, equipment & instrumentation and services & specialty procurement enables us to serve some of the most demanding and challenging areas of science. We offer more than six million distinct products that are often required by our customers in many of their most important processes. Our portfolio includes products valued for their exacting purity and performance specifications, some of which we manufacture to purity levels as stringent as one part-per-trillion. In addition, we offer our customers comprehensive value-added services which include lab and production services, clinical services, equipment services, procurement and sourcing services, biopharma material scale-up and development services. We also offer additional services such as research support, DNA extraction, sample prep, compound management and other innovative technical services needed in the laboratory. We are dedicated to bringing new digital insights and capabilities to our customers as we collaborate to cultivate the “lab of the future” – a lab capable of generating and digesting vast amounts of data with IoT devices.

Quality and Regulatory Expertise Drives Customer Loyalty. We serve industries that are subject to rigorous quality, performance and reliability regulations. Our customers rely on us to navigate these requirements while also facilitating their innovation and manufacturing efforts. We have submitted and maintain over 800 MAFs and DMFs with the FDA and comparable local regulatory authorities in nine countries, which simplifies our customers’ medical product approval processes by allowing them to reference our products as part of their own applications. We utilize supply chain transparency and security practices, manufacturing batch tracking, statistical controls, tamper-evident packaging, and multi-compendial product standards to meet our customers’ requirements. In addition, our 13 cGMP facilities and 19 ISO-certified distribution facilities create a distribution and manufacturing network that is designed to meet stringent quality and regulatory requirements. Our quality expertise is highly valued, including in semiconductor manufacturing, where customer demands for precision frequently exceed those in pharmaceuticals, biologics and medical devices. Our manufacturing expertise allows us to utilize the same manufacturing line for all stages of development and commercialization thus reducing customer regulatory burdens as their products progress from the laboratory to full scale production. This differentiated approach allows our customers to bring their products to market faster and more efficiently, and allows us to typically maintain our position over the life of the product given the regulatory requirements as well as the costs and risks involved in substituting our products.

Customer-Centric Innovation Framework. We employ a differentiated innovation model that is informed by our embedded relationships with our customers and enables us to anticipate and align our innovation efforts with our customers’ priorities. Grounded in our business and portfolio strategies, we have a comprehensive innovation system that seamlessly integrates our talent, key processes, functions, infrastructure and metrics. We take a portfolio approach to our activities and focus on both incremental and breakthrough innovation. We will continue to serve the most successful established and emerging companies through:

•

Proprietary Product Innovations. We engage with our customers throughout their product lifecycles, including during initial discovery and development activities, to create materials and solutions that meet stringent specifications. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support.

•

Third-Party Product Innovations. We are an important channel for thousands of specialized manufacturers of complex and sophisticated scientific products. Because we are already embedded in key customer workflows and are widely trusted among a broad collection of emerging and established suppliers, we are able to accelerate market acceptance and growth of promising third-party innovations.

•

Data and Research Analytics. We are actively engaged in developing advanced, innovative data integration and analytical solutions to support the vast amounts of data being generated by our customers. By relying on our data capabilities and insights, we will allow our customers to continue to focus on their core competencies while also participating in the benefits derived from analyzing and utilizing data.

Global Scale, Strategic Locations and Specialized Infrastructure. We are strategically located close to our global customers to drive supply chain efficiency, minimize customer lead times and navigate a complex network of regulatory requirements. Our highly dispersed customer base often requires access to intensely-regulated materials, which few other companies can address as well as we do given our capabilities and infrastructure. Our global footprint consists of over 200 facilities located in over 30 countries and allows us to deliver our extensive portfolio of products and services to customers nearly anywhere in the world and generally within 24 to 48 hours. We have the expertise and government licenses to manage multiple controlled environments globally, enabling us to safely and in a compliant manner handle highly regulated chemicals and other materials. Our local and regional sales associates, offshore support teams and global export organization are complemented by our multi-language online platform, which can display 17 languages and accept 10 currencies. Our global manufacturing, innovation, sales and customer service locations, combined with our online platform, allow us to provide outstanding service to our customers and enable us to grow.

Attractive Financial Profile and Scalable Operating Platform. We believe we have an attractive business model due to our scale, resilient and recurring revenue base, demonstrated operating leverage, and strong cash flow generation. We generated revenue growth of approximately 10% for the nine months ended September 30, 2018 as compared to the same period in the prior year on a combined basis. The cost of our products is often a small percentage of the overall cost of our customers’ workflow, resulting in a resilient business profile. Additionally, for the nine months ended September 30, 2018, approximately 85% of our sales were from our materials & consumables and services & specialty procurement offerings which we consider to be recurring. By employing ABS, a disciplined approach to continuously unlocking operational efficiencies, we have a demonstrated track record of improving profitability and driving cash flow generation. Our platform is further enhanced by a highly disciplined approach to M&A that has historically contributed incremental revenue growth of approximately 1% to 2% per year by targeting businesses that enhance our workflow solutions, increase our technical capabilities and extend our global reach. Over the past ten years, VWR and Avantor have acquired and successfully integrated approximately 50 businesses.

World-Class Leadership with Proven Ability to Execute at Scale. Our 13-member senior executive team has extensive experience within the life sciences and advanced technologies & applied materials industries globally, and possesses a wide network of industry relationships. Our management team has a proven track record of delivering stable revenue growth, executing on investment plans, achieving margin expansion and driving continuous improvement of global enterprises. Our management team is supported by approximately 12,000 associates around the world who have extensive scientific and commercial experience and enable us to provide our customers with tailored expertise and service.

Our Growth Strategies

We intend to capitalize on our world-class platform and distinctive competitive strengths as we pursue the following growth strategies:

Increase Integration of Our Products and Services Into Customers’ Workflows. Our extensive and long-term relationships with our customers and our embedded position in their workflows provide us with unique insights into their activities and understanding of additional products and services that we could offer to them. We translate these insights and understanding, together with our focus on workflows into a convenient one-stop solution for our customers resulting in a growing volume of business.

Develop New Products and Services. We are continuously expanding our portfolio to provide our customers with additional solutions and further expand our addressable markets. Specifically, we are focusing our efforts to expand our portfolio in:

•	Bioproduction. We are broadening our range of process ingredients, serums, reagents, excipients, chromotography resins and single-use assemblies for use in the fast-growing bioproduction sector.

•

Custom Manufactured Products. We are continuing to partner with our customers to create materials and solutions that meet the unique and stringent specifications for their current and future products. We currently have approximately 1,400 customer-directed projects in development at our innovation centers located around the world.

•

New Products in High Growth Areas. We are working closely with our sales force and our customers’ R&D teams to understand emerging technologies and regulatory and industry standards that will become critical workflows in high growth industries. This close coordination with customers allows us to make targeted investments in the development of innovative products and solutions, bringing new products and services to market rapidly.

•

Service Offerings. We are expanding upon our traditional services, such as specialty procurement, to offer additional innovative, flexible and customized solutions to our global strategic customers. We will continue to expand the scope of our service offerings. In addition, we will increase the complexity, precision and value of our offerings by adding more PhD-level practitioners with a significant level of expertise in particular workflows critical to biopharma and other industries.

•

Digital Capabilities. As the volume, velocity, and variety of data generated by our customers continue to expand, the ability to organize and analyze this data for actionable insight has become increasingly critical to our customers. We continue to develop digital solutions and tools to help expedite our customers’ understanding of this critical data. Based on the insights we gain as strategic partners, we are building a broad suite of technology-enabled offerings tailored to our customers’ objectives to increase productivity and effectiveness of their research and manufacturing workflows.

Expand in Geographies Expected to Have Outsized Growth. We are focused on expanding our geographic reach and believe certain emerging economies, including China, Southeast Asia and Eastern Europe, offer a strong opportunity for growth. Local demand for our products and solutions in these regions is being driven by increasingly stringent quality and regulatory requirements, the expansion of our customers’ presence, an inadequate local supplier base and a significant increase in local government investment to support innovation in the industries we serve. We have invested in targeted geographies. We have dedicated executive leadership, R&D and sales force headcount to better serve these high growth markets. For example, we established a research and development facility for our electronic materials customers in Taiwan. Further, in the second half of 2019, we expect to open a new technology and development center in Shanghai to support customer innovation. We expect to continue this accelerating growth trend as we capitalize on our local presence and ability to attract new customers and follow existing ones into new geographies.

Continually Enhance Our Global Online Platform. We are continually improving and expanding our multi-lingual online sales platform in order to deliver our complete portfolio of offerings across all workflows. We will focus on enhancing our online platform in order to improve search engine effectiveness, simplify and personalize the user experience though enhancements to our vwr.com website, and capture greater wallet share at existing customers and business from new customers. Using advanced analytics, we have also developed digital tools and marketing programs to increase the utility and stickiness of our platform, improve order conversion rates and share better insights with our customers regarding their needs and purchasing behaviors.

Increase Commercial Excellence and Operational Efficiency to Drive Margin Expansion. Operational discipline has been a core business focus at Avantor and VWR historically and continues to be our priority across manufacturing, sales and operational processes. ABS is fundamental to our operational growth strategy. ABS uses a team to drive continuous improvement by improving efficiency throughout our supply chain and increasing our overall productivity. Our associates are committed to running Kaizen events across the business in order to establish disciplined, sustainable processes to enhance our culture. This approach will continue to play a key component in our margin expansion plans going forward and will help drive profitability and cash generation.

Pursue Strategic Acquisitions to Expand our Platform. We have a strong track record of successfully identifying, completing and integrating strategic acquisitions. Our broad platform, global infrastructure and diversified customer base allow us to generate growth and operating leverage through such acquisitions. Our deep understanding of our customers’ objectives provides us with the insight to make highly informed decisions on the acquisitions we should pursue. We have developed internal capabilities to source, evaluate and integrate acquisitions that have created value for stockholders. We intend to continue to pursue opportunistic acquisitions in our existing and adjacent customer segments to accelerate our entry into high-growth markets and geographies as well as add capabilities and workflow solutions.

Industry Overview

We operate primarily in the biopharma, healthcare, education & government and advanced technologies & applied materials industries. We estimate our total addressable market within these industries to be approximately $70 billion in the aggregate in 2018. We expect the total addressable market we serve will grow approximately 5% annually from 2018 to 2020. We expect the convergence of several industry trends to drive increased demand for our products and services:

•

Favorable Demographic and Epidemiologic Trends. Healthcare demand is increasing rapidly across most of the world, driven principally by aging populations, an increased prevalence of chronic diseases and improved access to healthcare. In the United States, individuals 65 and older spent three times more on healthcare in 2012 than working-age people between the ages of 19 to 64. At the same time, we expect the percentage of the population aged 65 and older to increase. The Centers for Medicare & Medicaid Services estimates that total healthcare expenditures will go from representing approximately 18% of gross domestic product in 2016 to approximately 20% in 2026, or $5.7 trillion.

•

Strong Funding and Externalization of Drug Discovery. R&D activities are accelerating with approximately $200 billion of investment in life sciences being deployed each year by a variety of sources, including governments, startups and large pharmaceutical companies. The increasing contribution of startups to R&D spend is particularly noticeable in the biopharma industry, with more than 100 new companies being founded each year. These companies also control a significant proportion of the new molecules that are in development. These smaller companies often utilize an outsourced R&D model to allow them to focus on their core competencies, access expertise and support more efficiently from partners, and better manage their capital. In parallel, we have seen an increasing trend in R&D outsourcing among large pharmaceutical companies, who are also focused on driving efficiencies in their processes and aim to focus on their key strengths and value generating activities.

•

Proliferation of R&D and Development of New Therapeutic Modalities. The rapid, accelerating pace of scientific innovation in the industries we serve is propelling heightened investment in complex and novel research, including new biologic and therapeutic modalities. For example, there has been a proliferation of various targeted therapies and drugs as companies seek to develop new and improve existing therapies and drugs to optimize patient outcomes leading to an increased R&D spend in these areas.

•

Emergence of Biosimilars. Biosimilars are rapidly emerging alongside small and large molecule drugs. Based on our evaluation of third-party data, we believe biosimilar sales will exceed $25 billion by 2020.

•

Digital Transformation of Science. Scientific research has entered a new era, where the convergence of chemistry, biology and computational science is being utilized to solve complex challenges and create new modalities. The rapid adoption of technologies such as big data and analytics and cloud based solutions represents a meaningful opportunity to automate and optimize mission critical operations and drive competitive differentiation. As the volume, velocity, and variety of data continue to expand, the ability to leverage this data for actionable insight has become increasingly foundational to driving innovation and improving efficiencies in science.

•

Positive Research and Development Trends in Advanced Technologies & Applied Materials. The increasing intelligence and mobility of electronic devices coupled with the prevalence of internet access globally are enabling the IoT, a term that describes the massive increase in IP-enabled devices connected to the Internet. Continued demand for IoT devices and groundbreaking technological advancements, including artificial intelligence and autonomous cars, are driving demand for improved chip designs that often have smaller feature sizes. These new chips will increase the need for ultra-high purity materials, in higher volumes, that are used in the semiconductor manufacturing processes. In addition, the aerospace & defense industry continues to utilize new technologies and features, which has driven growth of spending in this industry.

•

Geographic Expansion. Emerging markets represent an attractive growth opportunity given the emerging health needs, increased disposable income of their growing populations and focus on healthcare and innovation by governments in these regions. We expect China and India to significantly increase the amount each spends on healthcare in the future, with China expected to increase investment to make biotech 4% of its GDP by 2020. Chinese venture capital and private equity investment in healthcare reached approximately $20 billion in 2016 and increased to approximately $30 billion in 2017. Biologics only make up 12% of the Chinese market, but are forecasted to grow at a CAGR of more than 16% from 2010 to 2021, compared to approximately 8% in the US. There has been a growing trend where venture capital is buying US intellectual property or molecule licenses for the China market, subcontracting the drug development to Chinese contract research and manufacturing organizations. To respond to the needs in these geographies, many of our customers expanded their operations in these regions resulting in an increased need for our offerings.

Our table presents select applications of our products, services and solutions for the customers in each industry we serve:

Industry Sectors	2018 Management Estimated Addressable Market(1) (approximate dollar amount in billions)	Management Estimated CAGR (2018 – 2020)	Select Research, Development and Manufacturing Applications
Biopharma	$30	7%	• Small molecule pharmaceutical and generic drugs • Biologics and biosimilars • Vaccines, cell and gene therapies and blood components

Healthcare	$9	5%	• Medical implants, drug delivery devices, non-implantable devices • Diagnostic tools and consumables

Education & Government	$15	3%	• Basic and applied science • Government sponsored research across multiple areas of discovery • Kits for primary and secondary science education • Agricultural and environmental testing

Advanced Technologies & Applied Materials	$15	4%	• Semiconductor manufacturing • Aerospace & defense • Chemical/petroleum • Other Industrial

Total	$70	5%

(1)	2018 Management Estimated Addressable Market includes both products and services.

The scientific communities above are served by a number of laboratory product suppliers and distributors. Customers have historically maintained a complex procurement infrastructure to achieve their procurement and resource objectives in order to source their desired products. They are increasingly seeking to eliminate complexity and improve the effectiveness of their supply chain.

Our customers are sophisticated, science-driven businesses working across highly technical industries that require innovation and adherence to the most demanding technical and regulatory requirements. The following chart presents net sales from each of our end markets for the nine months ended September 30, 2018, of which approximately 65% comes from life sciences:

Biopharma

We offer a range of products and services along every step of the biopharmaceutical production process, from research and development to commercialization. Our offerings are used by biopharmaceutical companies, biotechnology companies, biosimilar companies, generic drug companies and CMOs of all sizes to specifically address their development and manufacturing needs during each phase of a drug’s lifecycle. We are well-positioned to support the emerging needs of science, providing solutions for both traditional small molecule sectors and the growing, more complex large molecule sector. Specifically, our solutions are specified in 80% of the top 20 currently marketed biologic drugs. These drugs make up 50% of the biopharma industry revenue.

We are a trusted partner and serve the top 10 biotech and pharma companies, and have a 20-year relationship with BIO. We believe we are well-positioned to continue growing in this industry. We estimate that our addressable portion of the biopharmaceutical market for 2018 was approximately $30 billion.

Industry Overview

The biopharma industry is comprised of two primary sectors: large molecule and small molecule drugs. Large molecule drugs are produced in living cells, microorganisms or animals by using bioproduction methods. Other cutting-edge techniques are used after production to isolate, purify and prepare these large molecules for therapeutic use. These drugs include antibodies, vaccines, monoclonal antibodies, gene therapies, and blood components.

Large molecule drugs are produced in a living cell culture and are highly susceptible to changes in the production process that might lead to variations in yield, quality and composition. As a result, large molecule drugs tend to require more complex and costly manufacturing processes than those used to manufacture traditional pharmaceuticals. The large molecule drug manufacturing process is divided into two critical phases, the upstream production of the protein culture and the downstream purification/formulation process. Upstream bioprocessing steps include fermentation, cell growth and product harvest. Downstream steps include product purification and formulation fill and finish. The upstream process steps are needed to drive yield and product conformity, while the downstream steps relate to purification of the active ingredient followed by formulation of a stable drug.

Small molecule drugs, commonly referred to as “traditional pharmaceuticals,” are chemically synthesized and may also use similar techniques as large-molecule drugs for purification and final dosage preparation. The process of manufacturing small molecule drugs is more predictable than that of large-molecule drugs, as the former are chemically synthesized. This sector contains a well-established generic drug sub-market that provides large volumes of off-patent small molecule pharmaceuticals at significantly reduced prices to patients worldwide.

Large and small molecule drug development is characterized by complex and lengthy research and development processes with strict regulatory requirements. Before a drug is marketed, the drug must go through a regulatory approval process which includes several clinical trials and the submission of an application for approval. In addition to traditional new drug application or biologic license application pathways, there are abbreviated processes to reach FDA approval for generic drugs and biosimilar drugs. The pathway for biosimilars is more complicated than that for generics because the product quality characteristics of the originator molecules are more complex and harder to replicate.

In addition to requiring laboratory products, participants in the biopharma and global life sciences industries also utilize a range of value-added services. These services historically have consisted of stockroom and other operational services performed at customer locations. We believe that these customers are beginning to look to outsource some of the more routine components of their scientific and more complex activities to focus on their core high science research activities.

Regulatory standards have become increasingly stringent in recent years, especially as they relate to the drug manufacturing process and overall supply chain. As a result, biopharma customers look to suppliers who are able to satisfy the industry’s rigorous regulatory and quality standards in all stages, from research and development to full production.

Healthcare

We offer a range of products and services for the medical device industry and diagnostics industry, including inputs to traditional offerings such as medical implantable devices to evolving treatments such as deep brain stimulation used to treat Parkinson’s disease. Our NuSil brand is recognized as a global leader in high-purity silicones used in the manufacture of medical implantable devices, including aesthetic and reconstructive implants, pacemakers and cochlear implants. Our high-purity silicones are also frequently specified into non-implantable medical devices, such as medical-grade tubing, balloons and bladders. Also, we provide medical-grade silicones expertise to customize sustained drug release devices for our pharmaceutical and biologics customers.

Our products and value-added service offerings include medical implants, drug delivery devices, non-implantable devices, and lab equipment onsite services. In addition, we provide reagents across diagnostic chemistries such as hematology, immunology, histology and clinical chemistry to diagnostics companies globally, and diagnostics kits for customers in India and greater Asia.

We are the trusted partners for the top 10 medical device companies and the top 10 diagnostics companies and believe we have the relationships to continue to growth with our customers. We estimate that our addressable portion of the healthcare market for 2018 was approximately $9 billion.

Industry Overview

The medical device industry is focused on providing a range of products, from simple consumables such as surgical gloves to medical implants across a range of applications. These applications include surgical robotics, diabetes, atrial fibrillation, structural heart, neuro, and many others. The medical device industry has many established, large participants as well as a number of fast growing entrants, each fueling innovation and adoption of new technologies. The growth in the industry has been driven by favorable demographics, increased consumer willingness to utilize medical devices, high-tech medical equipment improving patient outcomes and the increasing demand for services from the aging population.

The diagnostics industry consists of companies offering in vitro diagnostic tests that utilize reagents, techniques, or instruments for the analysis of specimens such as blood, urine, or tissue with the goal of obtaining a diagnosis from assays in a controlled environment outside a living organism. The diagnostics industry has many established, large participants as well as a number of highly specialized smaller players, for which lack of scale makes product differentiation essential. The evolution of science and adoption of technology are providing tailwinds for market growth in the near future. The genomics revolution is enabling predictive, personalized medicine and targeted therapies. The digitization of diagnostics is driving a new wave of analytics that will bring continued innovation. These innovations are not only increasing the patient’s standard of living, but are also creating data that needs to be processed, analyzed, and applied for broader population health and to meet their evolving needs. At the same time, the standardization and automation of medical diagnostics is rapidly democratizing previously complex testing, potentially increasing the addressable market.

Education & Government

We are a supplier of materials & consumables and equipment & instrumentation used in academic and government research laboratories. We offer a product suite that includes a variety of high-purity products, including HPLC solvents, solutions, salts, separation media and services that are used in these research laboratories.

We work with 19 of the 20 top research universities in both the United States and Europe, and the top 5 largest U.S. government research agencies. We estimate that our addressable portion of the education & government market for 2018 was approximately $15 billion.

Industry Overview

Academic institutions educate the next generation of scientists, and require high quality products and services to ensure their labs are keeping pace with innovation and supporting breakthroughs in research. In addition to higher education, the industry serves both primary and secondary education, delivering laboratory kits and equipment. Organizations such as the National Science Foundation and the National Institute of Health (“NIH”) fund thousands of university and government programs through grants, cooperative agreements, and contracts. In 2018, there was an increase in U.S. academic spending partially as a result of strong NIH funding, which we expect to further increase by 5% in 2019. In Europe, the 2019 EU Budget is implementing an approximately 10% increase in the Horizon 2020 research and innovation program, with the Health, Demographic Change and Wellbeing Budget in particular receiving a 21% increase in 2019.

Advanced Technologies & Applied Materials

Our advanced technologies & applied materials product portfolio is designed to meet our customers’ stringent quality, purity and performance standards in the semiconductor manufacturing, chemicals/petroleum, and aerospace & defense industries. We have a comprehensive product line of solutions and high-purity acids and solvents used in the manufacture of semiconductors and other high precision applications. We also offer an extensive line of specialty space-grade silicone materials to the aerospace & defense industry. These highly customized materials are used in extreme environments, and include adhesives, sealants, coatings and other inputs for various aircraft, satellite and space applications.

We serve 4 of the top 5 global semiconductor manufacturers and 4 of top 5 aerospace & defense contractors, demonstrating our ability to deliver scaled manufacturing and solutions to industry-leading customers. We estimate that our addressable portion of the advanced technologies & applied materials industry for 2018 was approximately $15 billion.

Industry Overview

Semiconductors are ubiquitous in our daily lives, and are present in end-products ranging from automobiles and consumer electronics to computers, industrial systems and a variety of communication devices. Within semiconductors there are two main types of products, logic devices and memory devices, both of which require high-purity chemicals in the semiconductor process, including etching and cleaning.

Groundbreaking technological advancements and applications, including artificial intelligence and autonomous cars, are driving overall growth in the advanced technologies & applied materials industries. For example, we believe the demand for semiconductor chips will increase as electronic devices continue to utilize more sophisticated features and components, including internet connectivity and sensors. As these technologies continue to develop and proliferate, our customers will require custom solutions and ultra-high purity materials to meet their manufacturing requirements.

In electronics manufacturing, miniaturization is driving manufacturers to improve chip designs and manufacturing processes. Feature sizes have decreased steadily over the years with companies working on components at or below 10 nanometers in size. As these trends continue, new design innovations will increase the demand for the ultra-high purity and greater volumes of materials that are used in the manufacturing of these products.

In the aerospace & defense industry, we see favorable macro trends with strong defense budgets and increasing NATO funding, as well as strong order patterns for military equipment platforms that incorporate products we make, such as advanced aircraft. In addition to new space and military innovations, legacy platforms are going through an overhaul and upgrade cycle, commonly using various custom silicones and other high-performance materials to improve performance of these outdated systems.

Business Segments

We report financial results on the basis of three geographic segments: the Americas; Europe; and Africa, Middle East and Asia region or (“AMEA”). In each reported region, we sell materials & consumables, equipment & instrumentation and services & specialty procurement. Our products and services are often specified into customer research, development and production workflows in the biopharma, healthcare, education & government and advanced technologies & applied materials industries. As of September 30, 2018, our Americas segment is comprised of 87 facilities located in seven countries. Our Europe segment is comprised of 94 facilities located in 21 countries. Our AMEA segment is comprised of operations located in Asia, the Middle East and Africa, and includes 36 facilities located in seven countries.

The following chart presents the net sales from each of our reportable segments for the nine months ended September 30, 2018:

Our Products and Services

Our products and services portfolio is comprised of (i) materials & consumables, including proprietary and third-party products; (ii) equipment & instrumentation; and (iii) services & specialty procurement. Our broad product portfolio enhances our customers’ workflows at each stage from discovery through development to commercialization. We complement our products with a range of value-added services, including lab and production services, clinical services, equipment services, procurement and sourcing services, and biopharma material scale-up and development services. More than 85% of our sales resulting from our products and services offerings are recurring.

The following chart presents our revenue by product category for the nine months ended September 30, 2018:

Materials & Consumables

We serve our customers with proprietary products through a variety of valuable and recognizable brands, including J.T.Baker, NuSil and VWR Chemicals, which have longstanding reputations for purity, quality, reliability and innovation. Our J.T.Baker brand chemicals are trusted by life sciences and electronic materials customers around the world and can be manufactured at purity levels as stringent as one part-per-trillion. Likewise, our NuSil brand of high-purity, customized silicones have been trusted for more than thirty years by leading medical device manufacturers and aerospace companies. Our VWR Chemicals brand encompasses a wide range of laboratory and industrial chemicals manufactured to exacting quality, purity, performance, and packaging specifications. VWR Chemicals are often used by scientists as they perform sensitive analyses in disciplines such as microbiology, cell diagnostics, genomics and proteomics. Other brands in our portfolio include Macron Fine Chemicals, SeaStar, BeneSphera, Rankem, CareSil, POCH and Puritan Products. In aggregate, we provide approximately six million products, including products we make as well as products from approximately 4,000 core suppliers across the globe. Collectively, materials & consumables accounted for 74% of our sales for the nine months ended September 30, 2018 (30% of proprietary materials & consumables and 44% of third-party materials & consumables).

The table below summarizes key product lines of materials & consumables:

	Illustrative Products	Workflow Applications
Laboratory chemicals and supplies	• Acids, salts, reagents and solvents • Inorganic compound metals • Bioreagents • Liquid handling gloves & apparel • Buffers • Glassware, plasticware, pipettes • Laboratory safety products

Chemical research and development, analytical testing, pharmaceutical production applications, microelectronic production and microbiological testing; Utilized in the daily operations of labs spanning research and development, testing and measurement across multiple industries

	Illustrative Products	Workflow Applications
Bioproduction products and chemicals	• Inorganic salts • Solvents • Chelating agents • Surfactants • High-purity acids • Buffers • Reagents	Biological research and development, quality assurance/quality control testing and Biopharma production applications, genomics, proteomics and cell cultures
Biomaterials	• Foams, gels and dispersions

High purity silicone medical implantable devices, such as aesthetic and reconstructive implants, deep brain stimulation devices, pacemakers, and cochlear implants, and non-implantable devices, such as medical-grade tubing, balloons and bladders

Advanced Technologies & Applied Materials	• Acids, solvents and solutions • Customized silicone formulations	Used in the manufacture of semiconductors and other high precision electronic applications. Aerospace & defense industry applications; chemicals/petroleum and other industrial applications

Equipment & Instrumentation

We also offer equipment & instrumentation primarily from our third-party suppliers. For the nine months ended September 30, 2018, equipment & instrumentation represented approximately 15% of our revenue. Key product lines include:

	Illustrative Products	Workflow Applications
Equipment & Instrumentation

•  Filtration systems

•  Biological safety cabinets

•  Virus inactivation systems

•  Incubators

•  Analytical instruments

•  Evaporators

•  Ultra-low temperature freezers

•  Biological safety cabinets

•  Critical environment supplies

•  Microscopes

•  Chromatographers

•  Oxygen meters

•  Mass spectrometers

Research, development and production workflows in the life sciences and advanced technologies and applied materials industries.

Services & Specialty Procurement

We complement our extensive product portfolio with a range of value-added services supporting a higher level of science on behalf of our customers and enabling them to focus on their core areas of research. Our traditional service offerings focus on the needs of laboratory scientists, and include procurement, logistics, chemical and equipment tracking and glassware autoclaving. In addition, we have expanded our service offerings to include more complex and value-added scientific research support services, such as DNA extraction, bioreactor servicing, clinical and biorepository services and compound management. Furthermore, approximately 1,400 of our associates are co-located with certain of our customers, working side-by-side with their scientists every day. In 2018, our services associates returned approximately 162,000 hours to our customers’ scientists, allowing them to use their time and expertise to focus on their key scientific priorities.

For the nine months ended September 30, 2018, services represented approximately 11% of our revenue. Key services include:

	Illustrative Services	Workflow Applications
Onsite Services	• Specialty-trained associates perform onsite and offsite operational laboratory or production area duties • Inventory and chemical management solutions	• Media and buffer preparation • GxP sanitization • Garment management • Stockroom and Point of Use management

	Illustrative Services	Workflow Applications
Science as a Service	• Lab-experienced professionals performing protocol-driven workflows	• DNA extraction • Cell bank management • Sample processing • QC assays
Clinical & Biorepository Services	• Secure biorepository preservation in temperature- and humidity controlled environments • Secure sample and data management • Custom kitting • Clinical trial logistics

•  Regulated research, production and clinical processes

•  Services for diagnostic labs such as:

-  Test kits build

-  Maintenance of clinical/biological samples in controlled environment storage (e.g., tissue/DNA samples for identification of cancer mutations)

Equipment Services	• Installation, validation, calibration, preventative maintenance of lab equipment • Equipment Management Solutions including VWR My Equipment Management App

•  HPLC, UPLC, GC & Mass Spectrometry

•  Benchtop equipment and instruments

•  Pipette calibration

•  Tracking all equipment service management needs: service records, preventive maintenance schedules, work orders creation

MarketSource Procurement & Sourcing Services	• Active vendor management • Order confirmation & tracking • Spend management & analytics	• Application or customer-specific product sourcing • Streamlining inventory processes
Biopharma Services	• New product development • Raw material characterization and analysis • Downstream optimization • Custom design and fabrication of single-use connectors, components and systems	• Vaccines, pharmaceutical proteins and monoclonal antibodies processes • Filtration & diafiltration • Chromatographic processes

Innovation and New Product Development

Our business includes the development and introduction of new products and services and may include entry into new business lines. We continuously invest in new technologies, infrastructure and the improvement of our operating processes in order to deliver new products and solutions to customers. This capability also helps us build better customer relationships and helps us to become specified into our customers’ new products and workflows. In addition, we engage with our customers early in their product development cycles through our 300-person innovation team to identify and help progress their programs from discovery through development to commercialization.

We have seven strategically located development centers around the world where we engage in innovation and collaboration with our customers. We anticipate that our eighth such center, located in Shanghai, China, will be fully operational in mid-2019. We also opened our world-class innovation center in Bridgewater, New Jersey during the first half of 2017. The Bridgewater site has a robust application testing facility and customer co-development capabilities with a particular focus on large molecule drugs. Our other key development and application centers are Phillipsburg, New Jersey, Mumbai, India, Carpinteria, California, Bakersfield, California, Chu-Bei City, Taiwan and Gwanggyo, South Korea.

Working in all of these innovation centers is a dedicated group of scientists and engineers, several of whom hold PhDs or other advanced degrees in various technical specialties relevant to our operations and our customers’ workflows. This group works together in teams to help customers achieve their goals. Our scientists and engineers are fully engaged with a customer from the moment he or she visits one of our development centers to the generation of a project and through the manufacturing phase in a customer’s factory. This approach allows us to respond to customers in a timely manner and act efficiently and innovatively in dealing with questions or problems. It is common for our technical teams to receive frequent questions and solicitations for help from our customers regarding the problems and issues that they face in particular projects or workflows.

Consequently, our processes have helped us develop a broad portfolio of innovation projects targeted at high impact, high demand applications. We currently have approximately 1,400 innovation projects with our customers that address process improvements for existing products and potential significant new opportunities for us to support. Our approach includes incremental innovation to build on top of existing products as well as the development of new product lines, new chemistries and next-generation programs. Additionally, our strategies are tailored to each product line: from partnering with customers in large molecule biopharmaceuticals, to focusing on customized silicone formulations for device and drug delivery in biomaterials, to focus on purification methods and new applications in research, to the development of extreme performance formulations in advanced technologies. We concentrate on opportunities to develop new products and expand product applications to meet our customers’ current and future needs.

Quality and Regulatory

We are committed to ensuring and maintaining leading industry and regulatory compliance standards while providing high quality products to our customers. To meet these commitments, we employ stringent global quality control procedures across all of our manufacturing facilities to assure regulatory compliance and consistent lot-to-lot performance for our customers. Our quality control procedures are also designed to help us drive continuous improvement across our global production and distribution systems. To ensure we provide products that meet the demanding performance, quality and regulatory requirements of these customers, we have a comprehensive approach to quality that includes: (i) the careful selection of raw material suppliers, supported by confirmatory testing of those raw materials and periodic audits of our suppliers; (ii) the use of validated manufacturing and purification processes; (iii) the stringent quality control testing of our products before release; (iv) internal and customer audits to ensure compliance with various regulatory requirements and systems; and (v) the maintenance and compliance with documentation and change control requirements as applicable to the product or materials at issue.

We have more than 300 employees around the globe working directly in quality and regulatory compliance. Our senior management team is actively involved in setting quality policies and standards as well as managing internal and external quality performance. Each facility has a site quality manager dedicated to providing hands-on leadership and supervision of our quality programs within the production facility as well as within our quality assurance and quality control testing laboratories. Site quality managers work closely with both site leadership as well as with senior corporate quality and operations leadership to ensure a coordinated and consistent approach to quality procedures maintenance and improvement, as well as a coordinated response to any issues that require attention. We have ISO 9001-compliant quality management systems and we utilize document control software that complies with the FDA’s cGMP requirements. Our quality management procedures also assist in our Management of Change, or “MOC,” programs, which are designed to keep our customers who purchase our regulated products fully informed about changes in the supply chain of our product, including changes to raw materials, processes or sites, and other changes that could impact their operations or regulatory compliance obligations.

Our global quality control procedures are designed to meet the demanding and evolving needs of our customers and to satisfy strict regulatory standards enforced by the FDA and comparable international regulators. Our facilities are subject to periodic inspection by the FDA and/or other comparable local, state and foreign regulatory authorities and customers. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed.

We conduct frequent internal audits and are subject to regular customer audits to ensure compliance with numerous regulatory systems, guidance and other requirements, as appropriate, including the FDA, ICH Q7, ISO 9001, IPEC and cGMP. We hold ourselves to high internal standards regarding quality and product performance and we undertake periodic internal audits and inspections of our facilities and testing laboratories, including audits by independent cross-functional teams, in order to ensure that we continue to meet our high internal standards of quality and to identify ways to continuously improve. We conduct stringent, statistically-valid analytical testing of our final products before sale. In addition, many of our customers also routinely conduct their own testing of our products prior to their use to ensure that our products are suitable for their intended uses and otherwise comply with the stated quality and analytical parameters.

Infrastructure

We have over 200 facilities strategically located throughout North America, Europe and the AMEA region that consist of manufacturing, distribution and sales centers. The map below shows our facilities around the globe:

Manufacturing

We operate 27 global manufacturing facilities, including 13 facilities that are cGMP compliant and 12 facilities that have been registered with the FDA or comparable foreign regulatory authorities. Our facilities are strategically located in North America, Europe and the AMEA region to facilitate supply chain efficiency and proximity to customers. The principal highlights of our manufacturing capabilities include: (i) an ability to quickly change specifications depending on customer needs; (ii) our flexible unit operations, which allow for production scalability, from laboratory pre-clinical development to large-volume commercialization; (iii) proprietary purification technologies designed to ensure lot-to-lot consistency through ultra-low impurity levels; (iv) rigorous analytical quality control testing; and (v) robust regulatory and quality control procedures.

Our longstanding customer relationships are driven in part by our strong customization and purification capabilities coupled with our workflow orientation. Our facilities allow us to deliver products to fit exacting customer specifications in all batch sizes across the globe, yet our operations are also designed to be flexible, enabling us to quickly customize new product formulations that enhance our customers’ workflows from discovery through development to commercialization. Historically, we have implemented programs to increase the manufacturing capacity of our plants by leaning out existing processes and increasing our low-cost manufacturing capacity. Our manufacturing process enables us to manufacture several different products, often using the same equipment, allowing us to leverage our fixed-cost structure. This operating flexibility is enabled by our stringent analytical quality control testing. See “—Quality and Regulatory.”

Each of our facilities is run under a stringent set of global quality procedures to ensure regulatory compliance and performance continuity and 13 of these facilities are cGMP facilities. As a cGMP supplier, we are audited based on the requirements of IPEC Federation, or “IPEC,” International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use, or “ICH” and U.S. Pharmacopeial Convention, or “USP,” and/or cGMP. In addition, 12 of our facilities are registered with the FDA or the equivalent with comparable foreign authorities. Most of our manufacturing facilities are ISO 9001-certified and several of our facilities are ISO 13485-certified, ISO 14001-certified and/or ISO 22000-certified. The chart below summarizes our manufacturing locations and their certifications:

Location	cGMP		U.S. FDA- Reg. /Int. FDA equivalent		ISO Certification
					9001	13485	14001	22000
Americas:
Aurora, Ohio					✓
Bakersfield, California		✓		✓	✓
Bethlehem, Pennsylvania		✓		✓	✓
Buford, Georgia		✓		✓
Carpinteria, California (NuSil)		✓			✓	✓
Carpinteria, California (MediSil)						✓
Chester, Connecticut					✓
Claremont, California	✓		✓
Devens, Massachusetts					✓
Eatontown, New Jersey					✓	✓
Irving, Texas					✓
Morrisville, North Carolina					✓
Overland, Missouri	✓		✓
Paris, Kentucky		✓		✓	✓
Phillipsburg, New Jersey		✓		✓	✓			✓
Sanborn, New York					✓
Santiago, Chile					✓
Sidney, British Columbia					✓		✓
Solon, Ohio		✓		✓	✓	✓

Location	cGMP	U.S. FDA- Reg. /Int. FDA equivalent	ISO Certification
			9001	13485	14001	22000

Europe:
Briare, France			✓	✓	✓
Ghent/Gavere, Belgium			✓	✓
Gliwice, Poland	✓	✓	✓	✓
Haasrode, Belgium	✓		✓		✓

AMEA Region:
Dehradun, India	✓	✓	✓	✓	✓
Mumbai, India		✓	✓
Neerabup, Australia			✓
Panoli, India	✓	✓	✓

Distribution Network and Facilities

Our global infrastructure consists of over 200 facilities and scalable ERP systems designed to deliver a broad array of products to customers within 24 to 48 hours. Our global facilities create a distribution chain that meets stringent quality and regulatory requirements. We have the expertise and government licenses to manage multiple controlled environments globally, enabling us to safely and in a compliant manner handle highly regulated chemicals and other materials. Our European network includes 94 facilities and customer contact centers. Our Asia network includes 36 facilities. We also contract with third parties sometimes to ship products directly to customers on our behalf.

Avantor Business System (“ABS”)

ABS is an integral part of the way we run our business by developing and deploying standard processes and tools aimed at driving continuous improvement. ABS focuses on creating, supporting, and assisting the improvement efforts tied to our most critical business processes, primarily in the innovation, commercial, and operations functions. Our associates are committed to running Kaizen events across the business in order to establish disciplined, sustainable processes. Through analyzing processes, diagnosing operational challenges, and implementing process changes, ABS drives continuous improvement and breakthrough performance ultimately driving strong operating results and shaping our company culture. ABS impacts results and culture by establishing standards, institutionalizing management processes, adopting consistent problem-solving methods, and is a core capability that drives growth and operational excellence.

Customers

We benefit from longstanding customer relationships and 35% of our revenues for the nine months ended September 30, 2018 came from customers that have had relationships with us for 15 years or more. For the nine months ended September 30, 2018, we served over 240,000 customer locations in over 180 countries, including each of the ten largest biotechnology and pharmaceutical companies, each of the ten largest medical device manufacturers, each of the ten largest diagnostics companies, 19 of the 20 largest research universities in both the United States and Europe, each of the five largest United States government research agencies, four of the five largest global semiconductor manufacturers and four of the five largest aerospace and defense companies. We serve more than 40 strategic partners, which includes our large, multi-national customers whose combined global research and development funding is over $115 billion annually. In addition to our strong relationships with our strategic partners, we have a diverse end customer base, with no single end customer constituting more than 4% of our net sales.

Suppliers

We sell proprietary products we make and third-party products sourced from approximately 4,000 product suppliers located across the globe. Our supplier relationships are based on contracts that vary in geographic scope, duration, product and service type, and some include exclusivity provisions. Those relationships may include distribution, sales and marketing support as well as servicing of instruments and equipment. Many of our supplier relationships have been in place for more than twenty years.

Sales Channels

We serve customers throughout the Americas, Europe and AMEA. Approximately 59% of our revenue is derived in the Americas, approximately 36% is derived in Europe and approximately 5% is derived in AMEA for the nine months ended September 30, 2018. We reach our customers in these regions through a well-trained global sales force, comprehensive websites and targeted catalogs. Our sales force is comprised of approximately 3,800 sales and sales support professionals, including over 300 sales specialists selected for their in-depth industry and product knowledge. Our sales professionals include native speakers for each of the countries in which we operate, allowing us to have high impact interactions with our customers across the globe.

Our online customer portal plays a vital role in how we conduct business with our customers. In 2018, approximately 45% of the orders that we processed originated from our online customer portal, including websites that feature our full product offering on a multi-language platform. Our websites utilize search analytics and feature personalized search tools, customer specific web solutions and enhanced data on that optimize our customers’ online purchasing experience and better integrate our customers’ processes with our own. Our websites are designed to integrate acquisitions, drive geographical expansion and serve segmented market needs with relative ease.

In all of our product lines, we rely on account managers who work closely with our customers to build and maintain long-lasting relationships. Our global sales and marketing team fosters true customer partnerships from concept to commercialization in order to drive engagement in product development as well as integration into the manufacturing process. Our global sales and marketing teams focus on strengthening key account relationships to build qualified supplier status and penetrate new growth markets across our business segments. In addition, we devote regional direct sales and product customization teams to drive penetration in emerging markets.

Competition

We operate in a highly competitive environment with a diverse and fragmented base of competitors, many of whom focus on specific regions, customers, and/or segments. While many customers weigh and balance competitive factors differently in the industries, many focus upon service and delivery, breadth of product line, customization capabilities, price, customer support, online capabilities and the ability to meet the special and local needs of our customers.

Competition is driven not only by the product quality and purity across each of these industries, but also by the adaptability of the supplier as a developmental and commercial partner. We rely on our scale, expertise, deep customer access, depth of product and value-added service offerings, marketing strategies and sales force, acquisition strategy, financial profile and management team to deliver superior solutions to our customers and provide extensive market channel access to our suppliers.

In each of the industries we serve, we face competition from various players. Our key competitors include regional as well as global suppliers like BASF, Bio-Rad, Biomerieux, Cabot Microelectronics, Danaher, DowDuPont, GE Healthcare, Honeywell, Merck KGaA, Roquette and ThermoFisher Scientific, among others. We believe that our key advantages include our swift and focused response compared to those of large multi-segment companies, as well as our global scale and broad capabilities compared to those of smaller regional companies.

Intellectual Property

We rely on a variety of intellectual property rights, nondisclosure and other contractual provisions and technical measures to protect a number of our offerings, services and intangible assets. Much of our intellectual property is know-how and asset configurations that we treat as trade secrets. These proprietary rights are important to our ongoing operations. In some instances, we may license our technology to third parties or may elect to license intellectual property from others. We have applied in the United States and certain foreign countries for registration of a number of trademarks, service marks and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. Other than our Avantor, VWR, J.T.Baker and NuSil trademarks, we do not consider any particular patent, trademark, license, franchise or concession to be material to our overall business.

Properties

The following table sets forth the location, approximate size, principal use and ownership status of our key properties as of September 30, 2018. Though the majority of our properties are leased, we also own many properties.

Location	Approximate Square Footage	Principal Use	Owned or Leased
Americas:
Visalia, California	503,000	Distribution and offices	Owned
Phillipsburg, New Jersey	500,000	Manufacturing and R&D	Owned
Paris, Kentucky	420,000	Manufacturing and distribution	Owned
Bridgeport, New Jersey	369,000	Distribution and offices	Owned
Batavia, Illinois	360,000	Distribution and offices	Owned
West Henrietta, New York	339,000	Distribution, assembly and offices	Owned
Carpinteria, California	270,000	Manufacturing, office and R&D	Leased
Solon, Ohio	226,000	Distribution, manufacturing and offices	Leased
Sparks, Nevada	182,000	Manufacturing	Leased
Sterling, Virginia	174,000	Biostorage, Warehouse and offices	Leased
Suwanee, Georgia	169,000	Distribution and offices	Leased
Bakersfield, California	165,000	Manufacturing and R&D	Leased
Leesburg, Virginia	155,000	Biostorage and Warehouse	Leased
Radnor, Pennsylvania	150,000	Corporate headquarters	Leased
Buford, Georgia	130,000	Distribution and manufacturing	Leased
Manati, Puerto Rico	130,000	Distribution and offices	Owned
Denver, Colorado	130,000	Distribution	Leased
Missouri City, Texas	120,000	Distribution	Leased
Irving, Texas	118,200	Manufacturing	Leased
Mississauga, Ontario, Canada	114,000	Distribution and offices	Leased
Mexico City, Mexico	100,000	Distribution and manufacturing	Owned
Overland, Missouri	90,000	Distribution and manufacturing	Leased
Claremont, California	86,000	Distribution/Customized Kitting	Leased
Ecatepec, Mexico	80,000	Manufacturing and Distribution	Leased
Devens, Massachusetts	70,000	Distribution, offices and manufacturing	Leased
Aurora, Ohio	65,000	Manufacturing	Leased
Tualatin, Oregon	56,000	Distribution	Leased
Franklin, Massachusetts	55,000	Distribution	Leased
Bethlehem, Pennsylvania	50,000	Manufacturing, office and distribution	Leased
Chino, California	32,000	Equipment design and manufacturing	Leased
Bridgewater, New Jersey	28,400	R&D	Leased
Allentown, Pennsylvania	12,000	Offices	Leased
Europe
Briare, France	303,000	Distribution, repackaging and mixing	Owned
Bruchsal, Germany	219,000	Distribution	Owned
Gliwice, Poland	213,000	Manufacturing and distribution	Leased
Leuven, Belgium	207,000	Distribution and manufacturing	Owned

Location	Approximate Square Footage	Principal Use	Owned or Leased
Lutterworth, United Kingdom	185,000	Distribution	Leased
Karlskoga, Sweden	131,000	Distribution	Leased
Dublin, Ireland	77,000	Distribution	Leased
Barcelona, Spain	73,000	Distribution	Leased
Debrecen, Hungary	68,000	Distribution, repackaging and mixing	Leased
Søborg, Denmark	66,000	Distribution and offices	Leased
Kelsterbach, Germany	60,000	Distribution	Leased
Darmstadt, Germany	56,000	Offices	Leased
Fontenay-Sous-Bois, France	56,000	Offices	Leased
AMEA:
Perth, Australia	90,000	Distribution, manufacturing and offices	Leased
Panoli, India	80,000	Manufacturing	Leased
Singapore	74,000	Distribution	Leased
Coimbatore, India	63,000	Service Center	Leased
Shanghai, China	39,000	Office and sales	Leased
Hyderabad, India	26,000	Warehouse	Leased
Dehradun, India	22,900	Manufacturing	Leased
Mumbai, India	18,000	R&D	Leased
Gurgaon, India	15,000	Asia-Pacific India headquarters	Leased
Chubei City, Taiwan	14,000	R&D and office	Leased
Gwanggyo, Korea	2,000	Laboratory	Leased
Seoul, Korea	1,400	Office	Leased

Employees

As of September 30, 2018, we had approximately 12,000 employees (including approximately 1,400 of our associates who are co-located with certain customers). We believe that our relations with our employees are good. As of September 30, 2018, approximately 7% of our employees in North America were represented by unions and a majority of our employees in Europe were represented by workers’ councils or unions.

Information Technology

We have a highly automated suite of enterprise resource planning (“ERP”) systems that promote standardization and business insights. Our global web infrastructure provides seamless integration with our customers and suppliers. These ERP platforms support rapid development and deployment of enhancements so that we may quickly adapt to meet the technology needs of our customers and seamlessly integrate new acquisitions. We have made significant investments in our IT platform to implement common ERP and online platforms to enhance the customer experience and to employ network and data security architecture. In 2018, approximately 45% of our customers ordered products using one or more of our electronic platforms including electronic data interchange and our online customer portal. We have more than 20 million user sessions annually and over 8 million registered users on our online customer portal.

We have designed and deployed flexible, scalable, secure IT architecture to facilitate our business objectives and to develop a stable, growth oriented global information system. Our IT infrastructure has evolved into a cohesive group of global computing platforms that have reduced costs while improving our operating consistency, and business insights, and customer experience.

Environmental Matters

We are subject to various laws and governmental regulations concerning environmental, safety and health matters, including employee safety and health, in the United States and other countries. U.S. federal environmental legislation that affects us includes, without limitation, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act, or “CERCLA.” These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and the general health and safety of our associates and the communities in which we operate. We are also subject to regulation by OSHA concerning employee safety and health matters. The EPA, OSHA, and other federal and foreign or local agencies have the authority to promulgate regulations that may impact our operations.

Under CERCLA, and analogous statutes in local and foreign jurisdictions, current and former owners and operators of contaminated land are strictly liable for the investigation and remediation of the land, and for natural resource damages that may result from releases of hazardous substances at or from the property. Liability under CERCLA and analogous laws is strict, unlimited, joint, several, retroactive, may be imposed regardless of fault and may relate to historical activities or contamination not caused by the current owner or operator. It is possible that facilities that we acquire or have acquired may expose us to environmental liabilities associated with historical site conditions that have not yet been discovered.

In addition to the federal environmental laws that govern our operations, various states have been delegated certain authority under the aforementioned federal statutes as well as having authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements.

A number of our operations involve, in varying degrees, the handling, manufacturing, use or sale of substances that are or could be classified as toxic or hazardous materials within the meaning of applicable laws. Consequently, some risk of environmental harm is inherent in our operations and products, as it is with other companies engaged in similar businesses.

As of September 30, 2018, we accrued investigation and remediation costs amounting to approximately $3.7 million relating to a risk-based cleanup approach at our facility in Gliwice, Poland, as well as with respect to consultant, engineering and legal services. Actual remedial costs may vary depending on the final results of the site assessment, and if further investigations uncover additional contamination at or about our facility, such accrual may need to be increased. In addition, the New Jersey Department of Environmental Protection has ordered us to remediate groundwater conditions near our plant in Phillipsburg, New Jersey. The accrued obligation under this order is $3.4 million. For additional information regarding environmental matters, see Note 13 to our audited financial statements and Note 9 to the unaudited interim financial statements included elsewhere in this prospectus.

Regulatory Matters

Our facilities that engage in the manufacturing, packaging, distribution and other biopharmaceutical and biomaterials product lines, as well as many of our products themselves, are subject to extensive ongoing regulation by the European Medicines Agency (“EMA”), other U.S. governmental authorities and foreign regulatory authorities. Certain of our subsidiaries are required to register with these agencies, or to apply for permits and/or licenses with, and must comply with the operating, cGMP, quality and security standards of applicable domestic and foreign regulators, including the FDA, the DEA, the Bureau of Alcohol, Tobacco, Firearms and Explosives, DHHS, the equivalent agencies of European Union member states, and comparable foreign, state and local agencies, as well as various accrediting bodies, each depending upon the type of operation and the locations of storage or sale of the products manufactured or services provided by those subsidiaries.

In order to maintain certain certifications of quality and safety standards for our manufacturing facilities and operations, we must comply with numerous regulatory systems, standards, guidance and other requirements, as appropriate, including, but not limited to, ICH Q7, IPEC, European IVD Directives, United States Pharmacopeia/ National Formulary, as well as the European, British, Japan, India and Chinese Pharmacopeia, the Food Chemicals Codex, and controlled substances regulations.

In addition, our operations, and some of the products we offer, are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation and distribution of chemicals, drugs and other similar products. We are subject to various federal, state, local, foreign and transnational laws, regulations and recommendations, both in the United States and abroad, relating to safe working conditions, good laboratory and distribution practices, and the safe and proper use, transportation and disposal of hazardous or potentially hazardous substances. In addition, U.S. and international import and export laws and regulations, including those enforced by the U.S. Departments of Commerce, State and Treasury, OFAC and BIS, require us to abide by certain standards relating to the cross-border transit of finished goods, raw materials and supplies and the handling of related information. Our logistics activities must comply with the rules and regulations of the Department of Transportation, the department of Homeland Security, Department of Commerce, Department of Defense, and the Federal Aviation Administration and similar foreign agencies. We are also subject to various other laws and regulations concerning the conduct of our foreign operations, including the Foreign Corrupt Practices Act and other anti-bribery laws as well as laws pertaining to the accuracy of our internal books and records. Our aerospace and defense product line involves sales to government contractors. As such, we are subject to certain laws and regulations applicable to companies doing business with the government, as well as with those concerning government contracts. Failure to address or comply with these laws and regulations could harm our business by leading to a reduction in our sales to government contractors. We are also subject to investigation for compliance with government contracts regulations . While we believe we are in compliance in all material respects with such laws and regulations, failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

The costs associated with complying with the various applicable federal, state, local, foreign and transnational regulations could be significant and the failure to comply with such legal requirements could have an adverse effect on our reputation, results of operations and financial condition. See “Risk Factors—Risks Related to Regulation.” We are subject to audits by the FDA and other similar foreign regulatory bodies. To date, we have had no instances of noncompliance that have had a material impact on our operations.

In addition to the regulations described above, as part of our aerospace and military offerings, we are registered with the DDTC as a manufacturer and exporter of goods controlled by the International Traffic In Arms Regulations (“ITAR”), and we are subject to strict export control and prior approval requirements related to these goods. In connection with our NuSil brand products, we have one ITAR site registration and one ITAR product registration, and we maintain control systems which enable ITAR compliance. With respect to our electronics materials products, we adhere to applicable industry guidelines which set stringent quality criteria for our products, and we are subject to import and export regulations and other restrictions regarding the safe use of these products as well.

Legal Proceedings

We are involved from time to time in legal and regulatory proceedings concerning matters that arise in the ordinary course of our business. It is possible that an adverse result in governmental investigations, private lawsuits or other legal proceedings could have a material adverse effect on our financial position or results of operations; however, to the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding.

In April 2018 the EPA notified us of potential liabilities under the Toxic Substances Control Act and the Emergency Planning and Community Right to Know Act that were identified in March 2017 and June 2017 inspections of our Phillipsburg, New Jersey facility. The alleged violations relate to our failure to timely file reports regarding the Phillipsburg facility. This error resulted from the incorrect tabulating of data by a third-party database system used to prepare the reports, and we have taken steps to correct this error and have filed amended reports. While we are pursuing resolution of this matter with the EPA, and while the EPA has proposed total civil penalties of less than $1 million, we cannot predict with certainty the amount of penalties that may ultimately be imposed.

Insurance

We maintain commercial insurance programs with third parties in the areas of executive risk, commercial property, business interruption and casualty (including product liability). We also self-insure certain risks inherent in our business which, taken together with the deductible levels and exclusions contained within our third-party programs, results in our recording of accruals for incurred claims. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of the closing of the offering:

Name	Age	Position
Michael Stubblefield	46	Director, President and Chief Executive Officer
Thomas Szlosek	55	Executive Vice President and Chief Financial Officer
James Bramwell	52	Executive Vice President, Strategic Partners
Ger Brophy	53	Executive Vice President, Biopharma Production
Christophe Couturier	50	Executive Vice President, Services, Strategy and Business Transformation
Bjorn Hofman	49	Executive Vice President and Chief Operating Officer
Ashish Kulkarni	49	Executive Vice President and Chief Technology Officer
Eric McAllister	54	Executive Vice President and Chief Human Resources Officer
Justin Miller	52	Executive Vice President, General Counsel and Secretary
Devashish Ohri	52	Executive Vice President, AMEA
Frederic Vanderhaegen	51	Executive Vice President, Europe
Corey Walker	41	Executive Vice President, Americas, Biomaterials and Advanced Technologies
Michael Wondrasch	50	Executive Vice President and Chief Information Officer
Rajiv Gupta	73	Chairman of the Board of Directors
Thomas Connolly	51	Director
Robert Fine	33	Director
Matthew Holt	42	Director
Charles Kummeth	58	Director
Andre Moura	37	Director
Jo Natauri	41	Director
Jonathan Peacock	60	Director
Christi Shaw	52	Director

Executive Officers

The following is a biographical summary of the experience of our executive officers as of the consummation of this offering.

Michael Stubblefield became our President and Chief Executive Officer in 2014. In addition, Mr. Stubblefield also serves as a Director. Prior to joining us, Mr. Stubblefield was a Senior Expert for the Chemicals Practice of McKinsey & Company, from 2013 to 2014. Previously, he held a variety of roles at Celanese Corporation from 1994 to 2012. At Celanese, he acted as Vice President and General Manager—Advanced Engineered Materials from 2010 to 2012, Chief Marketing Officer from 2009 to 2010, Vice President and General Manager—EVA Performance Polymers from 2008 to 2009, Global Supply Chain Director—Acetyl Intermediates from 2007 to 2008, and Asia Commercial Director—Emulsion Polymers from 2006 to 2007. Mr. Stubblefield holds a B.S. in Chemical Engineering from the University of Utah, as well as an M.B.A. from Texas A&M University—Corpus Christi.

Thomas Szlosek is our Executive Vice President and Chief Financial Officer, a position he has held since December 2018. Mr. Szlosek has extensive experience managing business and financials at global companies. Mr. Szlosek previously served as the Senior Vice President and Chief Financial Officer of Honeywell International, Inc. from April 2014 to August 2018. Mr. Szlosek joined Honeywell in 2004 and served in a number of senior level finance positions, including Vice President of Corporate Finance from April 2013 to April 2014 and Chief Financial Officer of Automation and Control Solutions from February 2007 to April 2013.

Before joining Honeywell in 2004, Mr. Szlosek held financial leadership positions at General Electric Company and Price Waterhouse. Mr. Szlosek earned a B.S. in accounting from the State University of New York at Geneseo. Mr. Szlosek is also a Certified Public Accountant.

James Bramwell is our Executive Vice President, Strategic Partners, a position he has held since November 2017. Prior to his current role, Mr. Bramwell served as Senior Vice President, Strategic Partners and Global Export of VWR, a position he held from March 2016 to November 2017. From June 2008 until March 2016, Mr. Bramwell served as VWR’s Senior Vice President, Strategic Partners and from 2006 until 2008, as Area Vice President, Southwest and Mexico. Mr. Bramwell holds a B.A. in business management from Brigham Young University.

Ger Brophy is our Executive Vice President, Biopharma Production, a position he has held since July 2018. Dr. Brophy has extensive experience developing and commercializing products used in biopharma production, including cell culture media, sterile fluid transfer, excipients and other production chemicals. Dr. Brophy joined us from GE Healthcare, where he spent more than 14 years in a variety of senior level positions, most recently as the Head of Cell Therapy, Life Sciences from January 2017 to July 2018, Chief Technology Officer, Life Sciences from April 2013 to January 2017 and VP of New Product Development, Medical Diagnostics from July 2009 to March 2013. Dr. Brophy earned a B.S. in biotechnology and a Ph.D. in molecular biology from Dublin City University in Dublin, Ireland.

Christophe Couturier is our Executive Vice President, Services, Strategy and Business Transformation, a position he has held since April 2018. In his current role, Mr. Couturier is responsible for our global service offerings including onsite services, clinical trials, and biorepository platforms to support our customer’s operations. Mr. Couturier is also responsible for our strategic planning process and projects, as well as managing the Avantor Business System and its associated lean processes. Mr. Couturier has extensive experience managing global service offerings at global companies. Prior to joining Avantor, Mr. Couturier served as chief executive officer of Salicornia, LLC from September 2017 to April 2018 and, before Salicornia, as chief financial officer at OvaScience from September 2016 to July 2017. Prior to OvaScience, Mr. Couturier spent more than 12 years at Millipore Sigma, where he held a variety of services, merger integration, general management, finance and consulting positions. Mr. Couturier earned an M.S. in management from ESSEC Business School in Cergy-Pontoise, France.

Bjorn Hofman is our Executive Vice President and Chief Operating Officer, a position he has held since November 2017. Prior to assuming his current role, Mr. Hofman was our Executive Vice President, Biopharmaceuticals, Research & Diagnostics from 2016 to November 2017. Previously, Mr. Hofman held the titles of Chief Operating Officer from 2015 to 2016 and Executive Vice President of Business Operations and General Manager for Europe from 2014 to 2015. Mr. Hofman has extensive experience managing product and business lines for large life science and advanced technology companies. Prior to joining us, Mr. Hofman acted as Senior Vice President of Advanced Technology of Merck KGaA from 2013 to 2014 and held a variety of roles at Celanese Corporation from 2009 to 2013. At Celanese, he acted as Business Director of EMEA from 2011 to 2013, Global Commercial Director for the Advanced Engineered Materials division from 2010 to 2011 and Director of Business Development & Strategy from 2009 to 2010. He also held various commercial and operations leadership positions with Honeywell International, Inc. from 1998 to 2009 and with DSM from 1992 to 1998. Mr. Hofman holds a master’s degree in chemical engineering from Delft University of Technology, the Netherlands.

Ashish Kulkarni is our Executive Vice President and Chief Technology Officer, a position he has held since 2016. Dr. Kulkarni has extensive experience serving as chief technology officer for other large global companies. Prior to joining us, Dr. Kulkarni acted as Chief Technology and Innovation Officer at Celanese Corporation, from 2012 to 2016, and Vice President of Research and Development for the Advanced Engineering Materials and Emulsions business units, from 2010 to 2012. Dr. Kulkarni also previously acted as Vice President of Global Engineering, Building Systems and Services Divisions of United Technologies Corporation, from 2007 to 2010.

In addition, throughout his career Dr. Kulkarni served in various leadership roles with American Standard and General Electric Company in his career. Dr. Kulkarni holds a bachelor’s degree in chemical engineering from Osmania University, India, as well as master’s and doctorate degrees in chemical engineering from Rensselaer Polytechnic Institute.

Eric McAllister is our Executive Vice President and Chief Human Resources Officer, a position he has held since March 2017. Prior to joining us, Mr. McAllister acted as Senior Vice President, Human Resources for Westinghouse Electric Company, where he led the global human resources and security organizations from 2014 to February 2017. Mr. McAllister also previously acted as Global Vice President of Human Resources for Danaher Corporation’s Communications Platform, Chief Human Resources Officer at Omniture, and Senior Human Resources Director at Microsoft Corporation from 2005 to 2014. In addition, Mr. McAllister has also held senior human resources positions with Motorola Inc. in Japan and in the U.S., and he served in human resources consulting roles with Watson Wyatt and Accenture. Mr. McAllister holds a B.A. in social anthropology and Japanese from Brigham Young University and an M.B.A. from Northwestern University’s Kellogg Graduate School of Management.

Justin Miller is our Executive Vice President, General Counsel and Secretary, a position he has held since January 2017. Prior to joining us, Mr. Miller was Of Counsel at Ballard Spahr LLP from December 2015 to December 2017. Prior to Ballard Spahr, Mr. Miller spent 20 years at DuPont where he worked in a variety of leadership positions within the legal group, serving most recently as Associate General Counsel and Chief Litigation Counsel from 2013 to 2015 and Assistant Chief Intellectual Property Counsel from 2009 to 2013. Mr. Miller also served as the lead commercial counsel for a variety of DuPont businesses in earlier assignments. Mr. Miller earned a B.A. from the University of Pennsylvania and J.D. from George Mason University Law School.

Devashish Ohri is our Executive Vice President, AMEA, a position he has held since 2014. Mr. Ohri has extensive experience working in life sciences in the Asia-Pacific region. Prior to joining us, Mr. Ohri acted as Managing Director, South Asia for Life Technologies from 2010 to 2014. Mr. Ohri holds a Master’s Degree in history from Delhi University, India, as well as an M.B.A. from INSEAD in France. In addition, Mr. Ohri attended the Advanced Management Program at Harvard Business School.

Frederic Vanderhaegen is our Executive Vice President, Europe, a position he has held since October 2018. Mr. Vanderhaegen joined us from Ortho Clinical Diagnostics, where he served as Vice President and General Manager, EMEA from June 2015 to October 2018. Prior to Ortho Clinical Diagnostics, Mr. Vanderhaegen acted as Vice President of Sales at Beckman Coulter from October 2012 to June 2015, and also led global strategy for the Completion and Production division. Mr. Vanderhaegen also served in several roles at Tecan from 2008 to 2012, including Executive Vice President, Life Sciences. In addition, Mr. Vanderhaegen served in various leadership roles at Millipore from 1995 to 2005. Mr. Vanderhaegen holds degrees in biochemistry and chemical engineering from the Free University of Brussels in Brussels, Belgium, as well as an M.B.A. from The Open University in Milton Keynes, England.

Corey Walker is our Executive Vice President, Americas, Biomaterials and Advanced Technologies. Mr. Walker has served as Executive Vice President, Biomaterials and Advanced Technologies since 2016 and in June 2018 was given the additional responsibility of leading our Americas region. Mr. Walker has extensive experience managing business and product lines at global companies. Prior to joining us, Mr. Walker acted as Global Vice President of the Sperry Drilling Services and Multichem global business groups at Halliburton Energy Services from 2013 to 2016, and also led global strategy for the Completion and Production division. Prior to that time, he held a variety of strategic and business unit leadership roles at Dow Chemical, leading Dow’s strategic initiatives from 2007 to 2009, specialty acrylic monomer business from 2009 to 2011, specialty adhesives business from 2012 to 2013, as well as hygiene and medical business from 2011 to 2013. From 2001 to 2006, Mr. Walker worked at Dell Computers where he held global positions in strategy, sales, and marketing. Mr. Walker holds a B.A. in marketing and business management from Brigham Young University and an M.B.A. from Harvard Business School.

Michael Wondrasch is our Executive Vice President and Chief Information Officer, a position he has held since April 2018. Prior to joining us, Mr. Wondrasch served as Global Chief Technology Officer at Bunge from January 2017 to April 2018. Prior to Bunge, Mr. Wondrasch was Senior Vice President and Chief Technology Officer at Pepsico from July 2013 to December 2016 and served in a variety of leadership positions at AmerisourceBergen from April 2006 to July 2013, including VP-Technology and VP-SAP Applications. Mr. Wondrasch received a B.S. in computer science from Villanova University and a M.S.E. in computer engineering from the University of Pennsylvania.

Board of Directors

Set forth below is a biographical summary of the experience of the current members of our board of directors (other than Mr. Stubblefield) that are expected to serve as directors following the offering.

Rajiv Gupta has served as our Chairman of the Board since 2010 and currently is the Chair of the Nominating and Governance Committee, as well as a member of the Compensation and Human Resources Committee. Mr. Gupta is a Senior Advisor to New Mountain Capital LLC, a private equity investment firm based in New York, New York. Previously, Mr. Gupta served as Chairman of Delphi Automotive PLC from April 2015 to November 2017, when it separated into two companies. From 1999 to 2009, Mr. Gupta was Chairman and Chief Executive Officer of Rohm and Haas Company when it was acquired by Dow Chemical. Mr. Gupta previously held various other positions at Rohm and Haas, which he joined in 1971, including serving as Vice Chairman from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia Pacific Region from 1993 to 1998. Mr. Gupta currently serves as a director of Arconic, Inc. and Aptiv PLC. In the past five years, Mr. Gupta also served as a director of Delphi Automotive PLC (2009 to 2015), HP, Inc. (2009 to 2017), Stroz Freidberg, LLC (2011 to 2013), The Vanguard Group, Inc. (2001 to 2017), IRI Group (2012 to 2018), Affle (2008 to 2016) and Tyco International plc (2005 to 2016). Mr. Gupta holds a B.S. in mechanical engineering from the Indian Institute of Technology, a M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta is a past Chairman of the American Chemistry Council and the Society of Chemical Industry, America Section.

Thomas Connolly has served on our Board since November 2017. Mr. Connolly is global head of the Private Credit Group within the Merchant Banking Division (MBD) of Goldman Sachs. Mr. Connolly joined Goldman Sachs in 1996 and worked in High Yield Capital Markets in New York from 1996 to 1998. He was based in London from 1998 to 2002 as head of European Leveraged Finance. Prior to joining MBD, Mr. Connolly was head of Leveraged Finance. He was named managing director in 1999 and partner in 2004. Prior to joining the firm, Mr. Connolly worked for Bankers Trust Company from 1990 to 1996. Mr. Connolly serves on the National Advisory Board of Jumpstart Inc., which promotes literacy and reading skills among underprivileged preschoolers. He also serves on the Board of Trustees of Union College. Mr. Connolly earned a B.A. from Union College.

Robert Fine has served on our Board since November 2017 and is currently a member of the Audit and Finance Committee. Mr. Fine is a Director, Private Equity at the Public Sector Pension Investment Board (“PSP Investments”) and has been with the firm since 2014. Mr. Fine focuses on transactions in the healthcare, industrials, retail and consumer sectors. Previously, Mr. Fine was an Associate at Teachers’ Private Capital, the Toronto-based private equity division of the Ontario Teachers’ Pension Plan, where he focused on investments in the industrials, consumer and retail sectors. Prior to joining Teachers’ Private Capital in 2010, Mr. Fine was an Investment Banking Analyst in the Mining Group at Cormark Securities, a Toronto-based independent investment dealer. Before joining Cormark, Mr. Fine was an Investment Banking Analyst at Citigroup. Mr. Fine earned a B.B.A. from York University in Toronto, Canada, and an M.B.A. from Columbia Business School.

Matthew S. Holt has served on our Board since 2010 and is currently the Chair of the Compensation and Human Resources Committee, as well as a member of the Nominating and Governance Committee. Mr. Holt is a Managing Director of New Mountain Capital, LLC, a private equity investment firm based in New York,

New York. He serves as the Deputy Head of Private Equity at New Mountain, and focuses on growth buyouts across a range of industries including healthcare products, health technology, materials and infrastructure. He previously worked in the Mergers and Acquisitions Group at Lehman Brothers from 1999 to 2001. He currently serves as Lead Director or Chairman of CIOX Health, Convey Health Solutions, Inc., Cytel, Equian LLC, Remedy Partners, Revint Solutions, Signify Health, and Zep, Inc. He also serves as a director of Topix Pharmaceuticals, Gelest, TRC Companies. Mr. Holt has previously served as Lead Director of Bellerophon Therapeutics, Inc., Ikaria, Inc., Nusil Technology LLC, and Director of MailSouth. Mr. Holt earned an A.B. in English and American Literature and Language from Harvard College.

Charles Kummeth has served on our Board since 2016 and is a member of the Nominating and Governance Committee. Mr. Kummeth is the President and Chief Executive Officer of Bio-Techne Corporation, a position he has held since April 2013. Mr. Kummeth previously served as President of Mass Spectrometry and Chromatography at Thermo Fisher Scientific Inc. and was President of that company’s Laboratory Consumables Division from 2009 to September 2011. Prior to joining Thermo Fisher, Mr. Kummeth served in various roles during his 24-year career at 3M Corporation, most recently as the Vice President of the company’s Medical Division from 2006 to 2008. Mr. Kummeth currently serves as a director of Sparton Corporation and Gentherm Incorporated. Mr. Kummeth earned a B.S. in Electrical Engineering from the University of North Dakota, as well as a M.S. in Computer Science from the University of St. Thomas and an M.B.A. from the Carlson School of Business at the University of Minnesota.

Andre Moura has served on our Board since 2015 and is currently a member of the Audit and Finance Committee and the Compensation and Human Resources Committee. Mr. Moura is a Managing Director at New Mountain Capital, LLC, a private equity investment firm based in New York, New York. Prior to joining New Mountain in 2005, Mr. Moura worked at McKinsey from 2003 to 2005, where he helped to advise companies across various industries. He currently serves as a director of Bellerophon Therapeutics, Inc., Gelest, Alteon Health, Sparta Systems and Topix Pharmaceuticals. In the past five years, Mr. Moura also served as a director of NuSil Technology LLC, ACA Compliance Group and Medical Specialty Distributors. He received his A.B. in Computer Science from Harvard College and his M.B.A. from Harvard Business School, where he was a Baker Scholar.

Jo Natauri has served on our board since November 2018. Ms. Natauri is a Managing Director and the global head of Healthcare Investing within the Merchant Banking Division (MBD) of Goldman Sachs, a position she has held since May 2018. In her current role, Ms. Natauri oversees a portfolio of investments and serves on the boards, or as an observer on the boards, of several MBD portfolio companies. Prior to assuming her current role in MBD, Ms. Natauri was an investment banker with Goldman Sachs for 12 years, where she led coverage of large cap companies in healthcare and other industries. She was named managing director in 2008 and partner in 2012. Ms. Natauri serves on the board of Safe Horizon, the nation’s leading victim assistance organization. Ms. Natauri earned a B.A. in economics and biology from the University of Virginia.

Jonathan Peacock has served on our Board since 2017 and currently is the Chair of the Audit and Finance Committee. Mr. Peacock has been the Chairman of Arix Bioscience PLC, since 2016. From June 2014 to November 2016, Mr. Peacock served as the Chairman and Chief Executive Officer of Bellerophon Therapeutics, Inc. and has served as Chairman since 2016. Prior to that time, Mr. Peacock served as the Chief Financial Officer of Amgen Inc from September 2010 to January 2014. Mr. Peacock was the Chief Financial and Administrative Officer of the Pharmaceuticals Division of Novartis AG from November 2005 to September 2010. Prior to Novartis, Mr. Peacock was a partner at McKinsey & Company from 1998 to 2005 and was also a partner at PricewaterhouseCoopers from 1993 to 1998. In the past five years, Mr. Peacock served as a director of Kite Pharma as Chairman of the Audit and Finance Committee (2014 to 2017). Mr. Peacock earned a M.A. in Economics from the University of St. Andrews in Scotland.

Christi Shaw has served on our board since November 2018. Ms. Shaw is Senior Vice President of Eli Lilly Company and President of Lilly Bio-Medicines, a position she has held since April 2017. From 2014 to 2016,

Ms. Shaw served as U.S. country head and President of Novartis Pharmaceutical Corporation and from 2010 to 2014 as North American region head of Novartis Oncology. Prior to 2010, Ms. Shaw held several leadership positions at Johnson & Johnson, Inc. Ms. Shaw also serves as an executive board member of the Biotechnology Innovation Organization and is the co-founder of the More Moments More Memories Foundation to assist people with cancer and their caregivers. Ms. Shaw holds a B.B.A. in Marketing from Iowa State University and an M.B.A. from the University of Wisconsin.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with                 directors in Class                 (expected to be                ),                directors in Class                 (expected to be                ) and                 directors in Class                 (expected to be                ). See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Certain Provisions of Delaware Law—Classified Board of Directors.” Our independent directors will be                .

Our board of directors will have discretion to determine the size of the board of directors. Subject to certain exceptions, newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Certain Provisions of Delaware Law—Removal of Directors; Vacancies.”

Board Committees

Our board of directors have established an audit and finance committee, a compensation and human resources committee and a nominating and governance committee. The composition and responsibilities of each committee following this offering are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

For each committee below, the rules of the SEC and the exchange upon which we list our shares require us to have one independent committee member upon the listing of our common stock, a majority of independent committee members within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.

Audit and Finance Committee

Upon the completion of this offering, our audit and finance committee will consist of                 ,                  and                 , with                 serving as chair. Our audit and finance committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing related-party transactions.

Compensation and Human Resources Committee

Upon completion of this offering, our compensation and human resources committee will consist of                 ,                  and                 , with                 serving as chair. The compensation and human resources committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus, equity-based incentives and other benefits;

•	reviewing and recommending to our board of directors with respect to the compensation of our directors; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Governance Committee

Upon completion of this offering, we expect our nominating and governance committee will consist of                 ,                  and                 , with                  serving as chair. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Messrs. Holt (Chairman), Connolly, Gupta and Moura are the current members of our Compensation and Human Resources Committee, and, except for Mr. Gupta, none of them is or has been our officer or employee. Messrs. Holt and Moura are Managing Directors at New Mountain Capital. For a description of the transactions between us and New Mountain Capital, see “Certain Relationships and Related Party Transactions.” Apart from these relationships, no member of the Compensation and Human Resources Committee has any relationship that would be required to be reported under Item 404 of Regulation S-K. No member of the Compensation and Human Resources Committee serves or served during the most recent fiscal year as a member of the board of directors or compensation committee of a company that has one or more executive officers serving as a member of the Board or Compensation and Human Resources Committee.

Code of Ethics

We will adopt a new Code of Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which will be posted on our Internet website on the “                ” link to the “                ” page. Our Code of Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Compensation Discussion and Analysis

This compensation discussion and analysis (our “CD&A”) provides an overview of our executive compensation philosophy and the material elements of compensation awarded to, earned by, or paid to our named executive officers with respect to the year ended December 31, 2018.

Our named executive officers consist of our Chief Executive Officer, our current Chief Financial Officer, our former Chief Financial Officer, and our three other most highly compensated executive officers who served in the capacities listed opposite their respective names on December 31, 2018 (collectively, our “named executive officers”). For 2018, the named executive officers were:

Name	Title
Michael Stubblefield	President and Chief Executive Officer
Thomas Szlosek(1)	Executive Vice President and Chief Financial Officer
Bjorn Hofman	Executive Vice President and Chief Operating Officer
Gerard Brophy(2)	Executive Vice President, Biopharma Production
Frederic Vanderhaegen(3)	Executive Vice President, Europe
Gregory Cowan(4)	Former Executive Vice President and Chief Financial Officer

(1)	Mr. Szlosek joined us on December 3, 2018.
(2)	Mr. Brophy joined us on July 30, 2018.
(3)	Mr. Vanderhaegen joined us on October 8, 2018.
(4)	Mr. Cowan retired effective December 31, 2018.

This CD&A is divided into three sections:

Executive Summary	• Our Compensation Philosophy and Objectives • Our Executive Compensation Practices • Transition of Our Executive Compensation Programs
Compensation Philosophy & Objectives—How we make compensation decisions	• Our Compensation Philosophy and Objectives • Role of the Compensation Committee and our Executive Officers
Elements of Compensation—What we pay and why

•  Base Salary, Guaranteed, Sign-on and Discretionary Bonuses, Performance-Based Cash Incentive Compensation, Long-Term Incentive Programs, VWR Retention Bonuses, Other Components, Severance Arrangements, Departure of Mr. Cowan, Actions Taken in Connection with This Offering, and Hedging, Short Sales and Pledging Policies

Executive Summary

Our Compensation Philosophy and Objectives

Our primary executive compensation objectives are to:

Attract and Retain Talent	Provide a total compensation program that enables the company to attract, motivate, retain and reward high-performing executives, who have the ability to contribute to our success, and encourage management to place its primary focus on strategic planning and financial and operational priorities to ensure the achievement of our global strategy.

Pay for Performance	Support a “pay-for-performance” orientation to provide differentiated rewards for strong financial, operating and individual performance, including the use of cash and equity incentive compensation payments based in part upon our performance to encourage the achievement of short-term and long-term financial and operational objectives.

Market Competitive Pay	Provide a total compensation opportunity that is competitive with our market and the industry within which we compete for executive talent.

Our Executive Compensation Practices

The material elements of our 2018 executive compensation programs included base salary, an annual cash incentive plan that is tied to company financial and individual performance, long-term incentive opportunities, signing and other guaranteed cash bonuses, broad-based employee benefits, certain perquisites and severance benefits, all of which are described below.

Transition of Our Executive Compensation Programs

In connection with the VWR Acquisition, the Compensation and Human Resources Committee (the “Compensation Committee”) undertook a comprehensive review of our executive compensation program. We entered into new written employment arrangements with Messrs. Stubblefield and Hofman governing the terms of their employment. Mr. Cowan’s employment with us continued pursuant to the terms of his employment arrangement with VWR. We entered into written employment arrangements with Messrs. Szlosek, Brophy and Vanderhaegen when they joined us. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2018—Employment Arrangements.”

Under their respective employment arrangements, our named executive officers are also generally eligible to receive an annual cash incentive bonus. See “Elements of Compensation—What We Pay and Why—Performance-Based Cash Incentive Compensation.” In addition, pursuant to their employment arrangements, we granted stock options to Messrs. Stubblefield, Szlosek, Hofman, Brophy and Vanderhaegen. See “Elements of Compensation—What We Pay and Why—Long-Term Incentive Programs.”

In December 2018, in connection with this offering, the Compensation Committee engaged Frederic W. Cook & Company (“FW Cook”) as its independent compensation consultant, to assist in the establishment of a peer group for compensation benchmarking purposes, help align executive pay with public company market practices, review our short and long-term performance-based compensation programs and to advise generally on executive and director compensation in connection with becoming a public company. We anticipate that we will continue to review our executive compensation programs in connection with this offering and make such changes as are determined to be necessary or appropriate for our status as a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation programs will continue to evolve. Accordingly, the compensation paid to our named executive officers for 2018, and the form and manner in which it was paid, is not necessarily indicative of how we will compensate our named executive officers after this offering.

Compensation Philosophy, Objectives & Process—How We Make Compensation Decisions

Our Compensation Philosophy and Objectives

Our philosophy is to offer an executive compensation program that enables us to attract, motivate, reward and retain high-performing executives who are capable of creating and sustaining value for our stockholders over the long term. In addition, the executive compensation program is designed to provide a fair and competitive compensation opportunity that appropriately rewards executives for their contributions to our success. We believe that it is important to reinforce a results-oriented management culture focusing on our level of earnings, the achievement of both short-term and long-term goals and objectives, including the acceleration of our global growth strategy, and individual performance objectives. Pay received by executives is intended to be commensurate with organizational performance, individual performance, and labor market conditions. As part of its oversight responsibility, the Compensation Committee considers the impact of our risk profile and seeks to maintain a balanced compensation program that does not incentivize undue or inappropriate risks that are reasonably likely to have a material adverse effect on us.

Role of the Compensation Committee and our Executive Officers

Our Compensation Committee recommended the 2018 compensation of our Chief Executive Officer, which was ultimately approved by our Board of Directors, and determined the compensation of each of our other named executive officers. Prior to this offering, we were a privately-held company and our executive compensation practices were tied to immediate business needs relating to hiring and retaining talent and did not tie specifically to market pay practices at public companies. As discussed above, our Compensation Committee has engaged FW Cook as its independent compensation consultant to assist in evaluating our executive and director compensation programs in connection with this offering.

Elements of Compensation—What We Pay and Why

This section describes our executive compensation programs for 2018.

Base Salary

Base salary compensates executives for performing the requirements of their positions and provides executives with a predictable and stable level of cash income with respect to a portion of their total compensation. Base salaries are intended to reward strong performance and to attract and retain key executives. Base salaries are subject to the Compensation Committee’s annual review, which includes a review of internally prepared competitive market compensation data, and each named executive officer’s compensation relative to our other executive officers, position and responsibilities, and individual performance over given periods. The Compensation Committee also considers general economic and industry conditions, company performance and executive compensation trends.

In connection with and effective as of the VWR Acquisition, we increased the base salaries of our named executive officers who were employed by us at such time in recognition of their increased job responsibilities following the acquisition. Pre-acquisition and post-acquisition base salaries, including for our new executives, are as follows:

Name	Pre-VWR Acquisition Base Salary	Post-VWR Acquisition Base Salary		% Increase
Michael Stubblefield	$500,000	$700,000		40%
Thomas Szlosek	—	$600,000		—
Bjorn Hofman	$400,000	$450,000		12.5%
Gerard Brophy	—	$435,000		—
Frederic Vanderhaegen	—	$373,355	(1)	—
Gregory Cowan	$520,000	$546,000		5%

(1)	Converted from Swiss francs to U.S. dollars using the average of the monthly average exchange rates for 2018 (1.02289).

Guaranteed, Sign-on and Discretionary Bonuses

From time to time, we may award guaranteed, sign-on and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers.

Mr. Stubblefield’s employment arrangement provides for a $130,000 cash bonus to be paid on February 15th of each calendar year, subject to Mr. Stubblefield’s continued employment on each applicable payment date.

Mr. Szlosek’s employment arrangement provides for a one-time conditional signing bonus of $225,000, which we paid to him on December 28, 2018. Mr. Szlosek is required to repay the full amount of the signing bonus to us on his last day of employment if he terminates his employment with us voluntarily for any reason other than good reason (as defined in Mr. Szlosek’s employment letter) on or prior to December 3, 2019.

In addition, in connection with Mr. Cowan’s agreement to assume his role as our Executive Vice President and Chief Financial Officer after the VWR Acquisition, his annual cash incentive plan compensation was guaranteed at a minimum of 100% of target for 2018, or $409,500, which was paid quarterly. Finally, in lieu of continuing to provide certain executive benefits and perquisites that were maintained at VWR, we provided a special cash bonus to Mr. Cowan on November 16, 2018 of $61,025, which is equal to 1.5 times the value of the annual executive perquisite and benefits that had been provided to Mr. Cowan.

Performance-Based Cash Incentive Compensation

During 2018, we maintained the legacy performance-based cash incentive programs of Avantor, known as the Annual Incentive Plan (the “AIP”), and VWR, known as the Management Incentive Plan (the “MIP”). As a result, Messrs. Stubblefield and Hofman participated in the AIP and Messrs. Brophy and Cowan participated in the MIP. Messrs. Szlosek and Vanderhaegen were ineligible to participate in the 2018 MIP as they joined us after October 1, 2018. The AIP and MIP are designed to encourage and reward contributions toward achieving our business goals. Each of the AIP and the MIP provide for a bonus opportunity based on achievement of a company-wide financial target and, other than with respect Mr. Stubblefield, individual performance.

For 2018, our Board of Directors and Compensation Committee established company-wide consolidated Management EBITDA targets as the company-wide financial target. See the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Reconciliations of non-GAAP financial measures and other financial data—Reconciliations of non-GAAP financial measures” sections of this prospectus for a definition and reconciliation to GAAP net income or loss of Management EBITDA. In order to fund any portion of the AIP and MIP pools, the Company must first meet the minimum Management EBITDA target, which was $941.3 million for 2018. If this threshold is not met, the plans are not funded and no payouts are made. Upon achievement of the minimum Management EBITDA of $941.3 million, the payout then graduates on a straight-line basis to $981.3 million for a 100% payout. It then graduates on a straight-line basis to a 165% payout if we achieved $1,033.3 million of Management EBITDA. The aggregate payout under the AIP and MIP cannot exceed the total amount achieved under the respective plan.

Our Board of Directors and Compensation Committee chose Management EBITDA as the financial target because it is a key measure used by management to set business goals and evaluate our financial results and profitability. Management EBITDA is used by our senior management to establish financial earnings targets in its annual operating plan.

For 2018, for participating executives other than Mr. Stubblefield, a personal performance modifier will also be applied for purposes of the bonus calculation. This modifier was based on the achievement of a combination of personal goals, such as driving company strategy and results, excellence and innovation, customer focus, accountability and judgement. These goals are not weighted for purposes of evaluating personal performance.

The following table illustrates the target bonus calculation formula for 2018, except that Mr. Stubblefield’s bonus calculation formula does not provide for a personal performance modifier and his maximum bonus percentage is fixed:

Cash Bonus			x	Performance Factors			=	Cash Bonus
Base Salary	x	Target Bonus Opportunity (expressed as a percentage of base salary)	x	Management EBITDA Achievement (expressed as a percentage of target bonus)	x	Personal Performance Modifier (expressed as a percentage of target bonus)	=	Annual Cash Bonus Award
		75% to 200% target bonus based on role		0%-165%		AIP: 0%-240% MIP: 0%-120%	;

The table below sets forth the target and maximum bonus opportunity percentages for the participating named executive officers for 2018. Maximum bonus percentages assume maximum achievement of the Management EBITDA target and applies the maximum personal performance modifier for all executives other than Mr. Stubblefield.

Name	Target % of Base Salary	Maximum % of Base Salary
Michael Stubblefield(1)	200%	330%
Bjorn Hofman	80%	316.8%
Gerard Brophy	75%	148.5%
Gregory Cowan	75%	148.5%

(1)	Mr. Stubblefield is also entitled to a threshold bonus equal to 100% of base salary under his employment agreement.

Notwithstanding the above, the Compensation Committee has discretion to modify all or any portion of any award as it deems necessary or appropriate.

Any MIP award amount for Mr. Brophy will be pro-rated due to his partial year of service in 2018. In addition, as described above, in connection with Mr. Cowan’s agreement to assume his role as our Executive Vice President and Chief Financial Officer after the VWR Acquisition, his annual cash incentive plan compensation was guaranteed at a minimum of 100% of target for 2018, or $409,500, paid quarterly.

Although Mr. Vanderhaegen was ineligible to participate in the MIP during 2018, we agreed that if target Management EBITDA is achieved or exceeded, he will be eligible for a $125,000 cash bonus. His employment arrangement provides for a target bonus percentage of 75% of base salary.

We have not yet calculated our actual performance for 2018. We expect to do so, and determine the 2018 AIP and MIP awards earned by each of our named executive officers, in February 2019, after 2018 company and personal performance is calculated and determined.

Additional details regarding the dollar value of target and maximum bonus payout opportunities for 2018 are provided under “Executive Compensation Tables—Grants of Plan-Based Awards.”

Long-Term Incentive Programs

Our Compensation Committee believes that equity awards are a key component of our executive compensation program because they help us attract, motivate and retain executive talent.

In connection with the VWR Acquisition, we adopted the Vail Holdco Corp Equity Incentive Plan (the “Vail Plan”), which enables us to grant stock options, stock appreciation rights, restricted stock, restricted stock units and other cash-based awards, and to subject those awards to vesting to promote a long-term perspective. Our directors, officers and other employees, and of our subsidiaries, as well as others performing consulting or advisory services for us or our subsidiaries, are eligible for grants under the Vail Plan. The purpose of the Vail Plan is to provide incentives that will attract, retain and motivate high-performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards through a proprietary interest in our long-term success.

In connection with the VWR Acquisition, in order to properly incentivize management, we granted Messrs. Stubblefield and Hofman options to purchase shares of our common stock pursuant to the Vail Plan. Messrs. Stubblefield and Hofman were granted options to purchase 676,040 and 270,416 shares of common stock, respectively. Upon joining the Company in 2018, Messrs. Brophy, Vanderhaegen and Szlosek were granted options to purchase 108,166, 108,166 and 270,416 shares of common stock, respectively.

The options granted to our named executive officers under the Vail Plan have a ten-year term, with 60 percent of each grant vesting quarterly over four years (the “time-vesting options”), and the remaining 40 percent vesting upon the occurrence of a “change in control” (as defined in the Vail Plan) or a public offering (including this offering), in each case, prior to December 13, 2020 (or 20 percent, if such event occurs after December 13, 2020 and prior to December 13, 2021) (the “performance-vesting options”), subject to the executive’s continued employment through each such date. In the event of a change in control prior to an applicable vesting date, any then unvested time-vesting options will vest, subject to the executive’s continued employment through such date. In the event of the termination of an executive’s employment (other than for “cause” (as defined in the Vail Plan)), any then-unvested options will be immediately forfeited for no consideration, and any then-vested options will remain outstanding and exercisable for 180 days following such termination, subject to earlier expiration of the option. In the event of such executive’s termination for “cause”, all options, whether exercisable or not, will be immediately forfeited for no consideration.

In addition, in connection with the VWR Acquisition, outstanding stock options and time-based vesting restricted stock in Avantor Inc. granted pursuant to the Avantor, Inc. Equity Incentive Plan (the “Legacy Avantor Equity Plan”) were converted on a one-for-one basis into corresponding equity awards based on shares of our common stock, with substantially similar vesting terms. Mr. Stubblefield holds outstanding stock options and time-based vesting restricted stock under the Legacy Avantor Equity Plan and Mr. Hofman holds outstanding stock options under the Legacy Avantor Equity Plan.

The options issued to our named executive officers under the Legacy Avantor Equity Plan have a ten-year term, and vest 25% per year commencing on the first anniversary of the grant date, subject to the executive’s continued employment through the applicable vesting date. In the event of the termination of an executive’s employment (other than for “cause” (as defined in the Legacy Avantor Equity Plan)), any then-unvested options will be immediately forfeited for no consideration, and any then-vested options will remain outstanding and exercisable for 180 days following such termination, subject to earlier expiration of the option. In the event of such executive’s termination for “cause”, all options, whether exercisable or not, will be immediately forfeited for no consideration.

The time-based vesting restricted stock issued pursuant to the Legacy Avantor Equity Plan provide that, subject to the executive’s continued employment through the applicable vesting date, the shares of restricted stock vest 25% per year commencing on the first anniversary of the grant date.

The Legacy Avantor Equity Plan was frozen for new issuances in connection with the VWR Acquisition.

Our shares of common stock, including shares held by our named executive officers, are subject to the terms of our Stockholders Agreement, dated November 21, 2017. Under the Stockholders Agreement, we have specified repurchase rights with respect to shares of common stock held by our employees in the event of an employee’s termination. Specifically, we may repurchase an employee’s shares of common stock for a 210-day period commencing on the fifth day after the later of (i) the date that is six months after the date of the acquisition of the shares (whether by exercise of options or grant of shares) and (ii) the termination date. During this period, we may repurchase the shares for their fair market value if the employee stockholder’s employment is terminated by us other than for cause, by the employee stockholder with good reason prior to the second anniversary of the initial acquisition date, by the employee stockholder with or without good reason on or following the second anniversary of the initial acquisition date, or by reason of the employee stockholder’s death, disability or incompetency. In the event of a termination of employment by us for cause or by the employee stockholder without good reason prior to the second anniversary of the grant date, we may repurchase the shares for the lesser of (i) the amount paid by such stockholder to acquire the shares (or in the case of shares initially issued as restricted shares, $0.01) and (ii) fair market value. With respect to unvested restricted shares, we may repurchase any such shares held by a terminated employee for a price of $0.01 per share during a specified call period, which begins on the fifth day after the later of (i) the date that is six months after the grant date and (ii) the termination date.

Additional details regarding the equity awards described above, including grant dates and exercise prices, are provided under “Executive Compensation Tables—Outstanding Equity Awards at December 31, 2018.”

VWR Retention Bonuses

Prior to its acquisition by the Company, VWR established a management retention program (“retention program”) covering Mr. Cowan. The retention program provided for a bonus in a fixed amount (the “retention bonus”) for Mr. Cowan of $2,125,000.

Under the retention program if (i) Mr. Cowan was employed by the Company or its affiliates (including, without limitation, Avantor and any affiliate of Avantor) on May 4, 2018 (the “vesting date”) or (ii) Mr. Cowan’s employment with the Company and its affiliates was terminated before the vesting date (A) by the Company for a reason other than “cause” (as defined in the retention program), (B) by Mr. Cowan for “good reason” (as defined in the retention program) or (C) due to Mr. Cowan’s death or disability, a retention bonus would be paid in a cash lump sum to him within 10 days of the vesting date, subject to the execution and non-revocation of a release of claims against us. The right to receive a retention bonus would be forfeited upon any other termination of employment with the Company and its affiliates. We subsequently agreed with Mr. Cowan that if the acquisition of VWR closed prior to May 4, 2018, we would pay 50% of his retention bonus on the date of closing and the remaining 50% on May 4, 2018.

In connection with the VWR Acquisition, VWR’s Compensation Committee considered the impact of the potential golden parachute excise tax pursuant to Sections 280G and 4999 of the Code on Mr. Cowan in connection with payments under the retention program and determined that the imposition of the excise tax on him would result in a significant personal tax burden that would deprive him of a substantial portion of the value of his compensatory payments in connection with the acquisition. VWR’s Compensation Committee assessed the costs and benefits of making gross-up payments to alleviate the effect of the golden parachute excise tax on Mr. Cowan to VWR, its stockholders, the surviving corporation and Mr. Cowan. VWR’s board of directors, upon recommendation of VWR’s compensation committee, determined that it was in the best interests of VWR’s stockholders to mitigate the negative tax impact to Mr. Cowan that would otherwise result from our acquisition of VWR, which was expected to bring significant financial benefits to VWR’s stockholders. Upon recommendation of VWR’s compensation committee, VWR’s board of directors approved that the retention bonuses payable pursuant to the retention program, and also provided for the payment of an additional bonus in an amount so that, on a net after-tax basis, Mr. Cowan would be in the same position as if no golden parachute excise tax had applied to him (the “excise tax gross-up payment”).

Half of the retention bonus awarded to Mr. Cowan was paid on the date of the closing of the acquisition of VWR Acquisition and the remaining half was paid on May 4, 2018. No excise tax gross-up payment was made to Mr. Cowan in respect of the retention bonus payments.

Even though the retention bonus was awarded and the full amount was accrued by VWR and not by Avantor, we have included the portions of the retention bonuses that were earned by Mr. Cowan for services performed for Avantor during 2018 in the “All Other Compensation” column in the Summary Compensation Table below.

Other Components

Retirement and Other Benefits

U.S. Pension Plan. We sponsor a defined benefit pension plan that was frozen on May 31, 2005 (the “U.S. Pension Plan”). In 2016, we made a decision to re-open the U.S. Pension Plan solely for purposes of providing a cash balance benefit to U.S. employees (except employees covered by collective bargaining agreements). For 2018, 2% of each eligible employee’s compensation was allocated by us to the U.S. Pension Plan on a quarterly basis. All contributions to the U.S. Pension Plan are fully-vested upon contribution. Mr. Cowan was eligible to participate in and receive benefits under the U.S. Pension Plan. Additional details regarding this pension plan are provided under “Executive Compensation Tables-Pension Benefits.”

Swiss Pension Plan. Our Swiss subsidiary, VWR International GmbH, sponsors the Swiss pension plan, which is a cash balance benefit (or pension) plan. Each year, contributions to the plan are made by each of the individual participants in the plan and the employer, with the employer portion of the contribution being at least equal to the total contributions made by the participant, up to a maximum contribution of 13% of the participant’s base salary. Amounts in the plan bear interest depending on the annual performance of the pension plan, including certain minimum amounts as set by Swiss law. Retirement benefits may be paid in the form of a lump-sum payment or a retirement pension when the employee reaches the normal retirement age under the plan of 65. Mr. Vanderhaegen was eligible to participate in the Swiss Pension Plan in 2018.

Savings Plans. In 2018, we sponsored the VWR International, LLC Retirement Savings 401(k) Plan (the “VWR Savings Plan”) and the Avantor Performance Materials, Inc. Savings Plan (the “Avantor Savings Plan” and together with the VWR Savings Plan, the “Savings Plans”), which are tax-qualified retirement savings plans available to all U.S.-based employees, including our U.S.-based named executive officers. Our employees are able to contribute, on a before-tax basis, up to 90% of their earnings to the Avantor Savings Plan, and up to 99% of their earnings to the VWR Savings Plan, up to the limit prescribed by the Internal Revenue Service. We match 50% of the first 6% of contributions to the Avantor Savings Plan and 100% of the first 4% of contributions to the VWR Savings Plan, subject to earnings limitations under applicable federal income tax rules. Company contributions to the Avantor Savings Plan vest according to a 2-year cliff vesting schedule. Company contributions to the VWR Savings Plan are fully-vested upon contribution. For 2018, Mr. Stubblefield was eligible to participate in the Avantor Savings Plan and Messrs., Hofman, Brophy and Cowan were eligible to participate in the VWR Savings Plan. Based on his start date, Mr. Szlosek was not eligible to participate in the Savings Plans for 2018. As of January 1, 2019, the Avantor Savings Plan merged into the VWR Savings Plan. Our contributions to named executive officers’ respective Savings Plan accounts is reflected in the column “All Other Compensation” of the Summary Compensation Table.

Nonqualified Deferred Compensation Plan. Mr. Cowan was eligible to participate in our Nonqualified Deferred Compensation Plan (the “Nonqualified Deferred Compensation Plan”). The Nonqualified Deferred Compensation Plan became effective May 1, 2007 and was terminated effective January 31, 2018. Under the

Nonqualified Deferred Compensation Plan, eligible participants were entitled to defer up to 50% of their base salaries and up to 100% of their annual cash bonus awards. In addition, the Nonqualified Deferred Compensation Plan allowed us to credit certain matching amounts to the notional account of each eligible participant for each year, provided certain company performance goals are satisfied. These matching amounts were provided to restore matching amounts to which the participant would otherwise be entitled under the applicable Savings Plan, but which are limited due to earnings limitations under federal income tax rules. Additional details regarding this plan are provided under “Executive Compensation Tables—Nonqualified Deferred Compensation Plan.”

Perquisites and Other Personal Benefits

Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our named executive officers. The perquisites and other benefits provided to our named executive officers in 2018 included automobile allowances for Mr. Stubblefield equal to $30,000 and for Mr. Vanderhaegen equal to $3,167 (pursuant to the terms of their respective employment agreements).

In addition, we also agreed to provide Mr. Cowan with a housing allowance of $1,500 per month through his retirement on December 31, 2018 and a tax gross-up in respect thereof.

Our named executive officers are offered health coverage and disability insurance under the same programs as all other salaried employees.

Severance Arrangements

Our employment arrangements with each of our named executive officers provide for payments and other benefits in connection with certain qualifying terminations of employment. Our Compensation Committee believes that these severance benefits: (1) help secure the continued employment and dedication of our named executive officers; (2) enhance our value to a potential acquirer because our named executive officers have noncompetition, nonsolicitation and confidentiality provisions that apply after any termination of employment, including after a change in control; and (3) are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior management.

Additional information regarding the severance arrangements with each of our named executive officers, including a quantification of benefits that would have been received by each named executive officer who are currently employed by the Company had his employment terminated on December 31, 2018, is provided under “Termination and Change of Control Arrangements.”

Departure of Mr. Cowan

Mr. Cowan retired effective December 31, 2018. See “Termination and Change of Control Arrangements—Departure of Mr. Cowan” for further details regarding his departure.

Actions Taken in Connection with This Offering

2019 Equity Incentive Plan

In connection with this offering, Our Board of Directors expects to adopt, and we expect our stockholders to approve, the 2019 Equity Incentive Plan prior to the completion of the offering.

The purpose of the 2019 Equity Incentive Plan will be to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Hedging, Short Sales and Pledging Policies

In connection with this offering, we intend to adopt a Policy on Insider Trading, which will apply to all directors, officers, consultants and contractors and will include our policies on hedging, short sales and pledging of our securities. The policy will prohibit hedging or monetization transactions involving Company securities, such as prepaid variable forwards and collars. It also will prohibit short sales of our securities. In addition, it will prohibit holding Company securities in a margin account or pledging Company securities as collateral for a loan except in limited circumstances with pre-approval from our Insider Trading Compliance Officer, which pre-approval will only be granted when such person clearly demonstrates the financial capacity to repay the loan without resort to any pledged securities.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of our named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)(7)	Total ($)(8)
Michael Stubblefield	2018	700,000	130,000	—	—	—	—	282,311	1,112,311
Director, President and Chief Executive Officer

Thomas Szlosek	2018	46,154	225,000	—	7,131,410	—	—	169	7,402,733
Executive Vice President and Chief Financial Officer

Bjorn Hofman	2018	450,000	—	—	—	—	—	2,049,796	2,499,796
Executive Vice President and Chief Operating Officer

Gerard Brophy	2018	184,038	—	—	3,163,639	—	—	5,345	3,353,022
Executive Vice President, Biopharma Production

Frederic Vanderhaegen	2018	86,187	—	—	2,882,191	—	—	3,167	2,971,545
Executive Vice President, Europe

Gregory Cowan	2018	546,000	470,525	—	—	—	5,510	2,283,315	3,305,350
Former Executive Vice President and Chief Financial Officer

(1)

Amounts reflect the named executive officer’s base salary earned for 2018. For Mr. Szlosek the amount reflects his salary earned since he joined us in December 2018. For Mr. Brophy, the amount reflects his salary earned since he joined us in July 2018. For Mr. Vanderhaegen, who is based in Switzerland, the amount reflects his salary earned since he joined us in October 2018, and has been converted from Swiss francs to U.S. dollars using the average of the monthly average exchange rates for 2018 (1.02289).

(2)

Reflects the additional annual bonus paid to Mr. Stubblefield pursuant to the terms of the Stubblefield Agreement (as described below), the sign-on bonus paid to Mr. Szlosek pursuant to the terms of his EVP Employment Agreement (as defined below), and bonus amounts guaranteed in connection with Mr. Cowan’s agreement to become our CFO, including his special cash bonus in lieu of continuing to provide certain executive benefits and perquisites that were maintained at VWR. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Employment Arrangements” and “Elements of Compensation—What We Pay and Why—Guaranteed, Sign-on and Discretionary Bonuses.”

(3)

Amounts represent the aggregate grant date fair value of stock options granted to the named executive officer by us in 2018 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“Topic 718”), disregarding the effect of estimated forfeitures. The assumptions made in the valuation of our equity awards are found in Note 18 to our audited financial statements included elsewhere in this prospectus.

(4)

The amounts reportable in this column for 2018 are not calculable as of the date of this prospectus. 2018 cash incentive bonuses, if any, are expected to be determined in February 2019. We will disclose the amounts, if any, once they have been determined. The terms of the cash incentive plans are described more fully above in the “Elements of Compensation—What We Pay and Why—Performance-Based Cash Incentive Compensation” section of this prospectus.

(5)

For Mr. Cowan, this column represents the year-over-year change in actuarial present value of the accumulated benefit under the U.S. Pension Plan in 2018. Since Mr. Vanderhaegen joined us in 2018, there has been no change in actuarial present value of his accumulated benefit under the Swiss Pension Plan during 2018. The terms of the U.S. Pension Plan and Nonqualified Deferred Compensation Plan are more fully above in the “Elements of Compensation—What We Pay and Why—Other Components—Retirement and Other Benefits” section of this prospectus. There were no “above-market” earnings on nonqualified deferred compensation under Mr. Cowan’s Nonqualified Deferred Compensation Plan notional account.

(6)	All Other Compensation for 2018 includes:

Name	Company Savings Plan Match (a)($)	Automobile Allowance ($)	Tax Gross-Ups (b)($)	VWR Retention Bonuses(c)($)	Severance(d)($)	Housing Allowance ($)	Total ($)
Michael Stubblefield	8,250	30,000	—	—	—	—	38,250
Thomas Szlosek	—	—	—	—	—	—	—
Bjorn Hofman	11,000	—	—	—	—	—	11,000
Gerard Brophy	5,345	—	—	—	—	—	5,345
Frederic Vanderhaegen(e)	—	3,167	—	—	—	—	3,167
Gregory Cowan	11,000	—	13,330	796,875	1,444,110	18,000	2,283,315

(a)	Amounts represent our contributions to the applicable Savings Plan on behalf of such executive.
(b)	Amount represents a tax reimbursement, or “gross-up,” for the taxable portion of Mr. Cowan’s housing allowance.
(c)	Amounts represent the portions of the VWR retention bonuses that were earned for services performed for Avantor during 2018.
(d)	Amounts reflect payments to Mr. Cowan accrued in 2018 in connection with his departure. See “Termination and Change of Control Arrangements—Departure of Mr. Cowan” for further details.
(e)	Amounts for Mr. Vanderhaegen have been converted from Swiss francs to U.S. dollars using the average of the monthly average exchange rates for 2018 (1.02289).

(7)

Amounts shown in this column also include the aggregate amount of cash payments paid or credited to Messrs. Stubblefield and Hofman in 2018 to prevent the dilution of their outstanding equity awards under the Legacy Avantor Equity Plan in connection with our June 2016 refinancing, our September 2016 refinancing and the related June CPEC repurchase and October 2016 dividend to our stockholders. Such payments were not factored into the grant date fair values of the awards. The following table indicates such cash payments paid or expected to be paid in the fiscal year indicated:

Name	Fiscal 2018 Payments	Expected Fiscal 2019 Payments	Expected Fiscal 2020 Payments
Michael Stubblefield	$244,061	$574,249	$468,352
Bjorn Hofman	$2,038,796	$137,485	$137,485

(8)	Total amounts will be updated when 2018 annual bonuses are determined.

Grants of Plan-Based Awards

The following table provides information on bonus opportunity ranges under the applicable 2018 cash incentive plan for, and stock options granted in 2018 to, each of our named executive officers.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
			Threshold ($)	Target ($)	Maximum ($)
Michael Stubblefield	AIP	—	700,000	1,400,000	2,310,000

Thomas Szlosek(3)	MIP	—	—	—	—
	Stock Options	12/3/18					270,416	116.03	7,131,410

Bjorn Hofman	AIP	—	—	360,000	1,425,600

Gerard Brophy(4)	MIP	—	—	135,938	269,156
	Stock Options	7/30/18					108,166	116.03	3,163,639

Frederic Vanderhaegen(3)	MIP	—	—	125,000	125,000
	Stock Options	10/8/18					108,166	116.03	2,882,191

Gregory Cowan(5)	MIP	—	—	409,500	810,810

(1)

These columns reflect the potential payments under the MIP or AIP, as applicable, for 2018 performance including maximum achievement of the Management EBITDA target and personal performance objectives. Further details regarding the 2018 MIP and AIP, including the Management EBITDA target and personal performance modifier are provided above under “—Performance-Based Cash Incentive Compensation.”

(2)

Amounts represent the aggregate grant date fair value of stock options granted in 2018 computed in accordance with Topic 718, disregarding the effect of estimated forfeitures. The assumptions made in the valuation of our equity awards are found in Note 18 to the audited financial statements included elsewhere in this prospectus.

(3)

As noted above, Messrs. Szlosek and Vanderhaegen were ineligible to participate in the 2018 MIP based on their start dates. However, we agreed that if target Management EBITDA is achieved or exceeded, Mr. Vanderhaegen will be eligible for a $125,000 incentive bonus.

(4)	The target and maximum MIP award amounts for Mr. Brophy has been prorated due to his partial year of service in 2018.
(5)

Mr. Cowan’s annual cash incentive plan compensation was guaranteed at a minimum of 100% of target for 2018, or $409,500. See “Elements of Compensation—What We Pay and Why—Guaranteed, Sign-on and Discretionary Bonuses.”

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2018

Employment Arrangements

We have entered into written arrangements with each of our named executive officers governing the terms of their respective employment with us.

Mr. Stubblefield’s Employment Agreement

In connection with our acquisition of VWR, we entered into an employment agreement with Mr. Stubblefield, effective as of November 21, 2017 (the “Stubblefield Agreement”), pursuant to which Mr. Stubblefield serves as our Chief Executive Officer. The Stubblefield Agreement continues until terminated by either party providing at least 90 days’ written notice (other than in the event of a termination of Mr. Stubblefield by the Company for “cause” (as defined in the Stubblefield Agreement)).

The Stubblefield Agreement provides for a base salary of $700,000 per year, subject to review and adjustment no less frequently than annually by our Board, as well as the opportunity to earn an annual bonus in accordance with the terms of the 2018 AIP. See “Elements of Compensation—What We Pay and Why—Annual Cash Incentive Compensation.”

In addition, the Stubblefield Agreement provides Mr. Stubblefield with the following additional payments and benefits:

•

A $130,000 cash bonus to be paid on February 15th of each calendar year (with the first such bonus having been paid on February 15, 2018), subject to Mr. Stubblefield’s continued employment on each applicable payment date;

•	An annual automobile allowance of $30,000;

•	Standard benefits normally provided to other senior executives, including payment for or reimbursement of commercially reasonable out-of-pocket business expenses;

•	Four weeks of paid vacation; and

•

Certain payments and benefits in the event that Mr. Stubblefield’s employment is terminated under specified circumstances, subject to compliance with certain restrictive covenants, as described under “—Termination and Change of Control Arrangements.”

Employment Agreements with Messrs. Cowan, Hofman, Vanderhaegen, Brophy and Szlosek

VWR entered into an agreement with Mr. Cowan, effective as of December 20, 2010 (the “Legacy VWR Employment Letter”), and we entered into agreements with Mr. Hofman, effective as of November 21, 2017, with Mr. Brophy, effective July 30, 2018, with Mr. Vanderhaegen, effective October 8, 2018, and with Mr. Szlosek, effective as of December 3, 2018 (each a “Vail Employment Agreement” and collectively with the Legacy VWR Employment Letter, the “EVP Employment Agreements”) pursuant to which each serves or served, as applicable, in the positions and with a base salary as described above. Each EVP Employment Agreement provides the applicable named executive officer with the opportunity to earn an annual bonus in accordance with the terms of the 2018 MIP or 2018 AIP, as applicable. As noted above, Messrs. Vanderhaegen and Szlosek were ineligible to receive a bonus in respect of 2018 pursuant to the MIP as their start dates with us were after October 1, 2018. See “Elements of Compensation—What We Pay and Why—Annual Cash Incentive Compensation.”

Mr. Szlosek’s EVP Employment Agreement provided for a one-time conditional signing bonus of $225,000, which we paid to him on December 28, 2018. Mr. Szlosek is required to repay the full amount of the signing bonus to us on the last day of his employment if he terminates his employment with us voluntarily for any reason other than good reason (as defined in Mr. Szlosek’s EVP Employment Agreement) during the 12 months following his start date.

Pursuant to their respective EVP Employment Agreements, each applicable named executive officer is also provided with all standard benefits that we normally provide to other similarly-situated executives. Each named executive officer is provided with four weeks (or 25 days in the case of Mr. Vanderhaegen and 5 weeks in the case of Mr. Cowan) of, paid vacation per year. As discussed above, following our acquisition of VWR, in lieu of continuing to provide certain executive benefits and perquisites that were provided to Mr. Cowan pursuant to his Legacy VWR Employment Letter, we provided him with a special cash bonus equal to 1.5 times the value of the annual executive perquisite and benefits value that were foregone. Each EVP Employment Agreement also provides for certain payments and benefits in the event that the applicable named executive officer’s employment is terminated under specified circumstances. See the additional information provided under “—Termination and Change of Control Arrangements.”

In addition, as provided in each of their Vail Employment Agreements and as described above, we provided each of Messrs. Hofman, Brophy, Vanderhaegen and Szlosek with a grant of stock options, as described in “—Long-Term Incentive Programs.”

Outstanding Equity Awards at December 31, 2018

The following table provides information as of December 31, 2018, regarding the outstanding equity awards of our named executive officers under the Vail Holdco Corp Equity Incentive Plan and Legacy Avantor Equity Plan. See “Long Term Incentive Program” for more information.

			Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Michael Stubblefield	12/13/2017	—	405,624	270,416	116.03	12/13/2027
	9/30/2016	75,000	75,000	—	65.54	9/30/2026
	1/20/2016	1,475	10,000	—	20.95	1/20/2026
	5/12/2014	258,194	—	—	7.97	5/12/2024
	5/12/2014	86,065	—	—	15.65	5/12/2024
	3/24/2015	—	—	—			2,976	209,272

		420,734	490,624	270,416

Thomas Szlosek	12/3/2018	—	162,250	108,166	116.03	12/3/2028

		—	162,250	108,166

Bjorn Hofman	12/13/2017	—	162,250	108,166	116.03	12/13/2027
	9/30/2016	27,500	27,500	—	65.54	9/30/2026
	9/18/2014	172,129	—	—	7.97	9/18/2024

		199,629	189,750	108,166

Gerard Brophy	7/30/2018	—	64,900	43,266	116.03	7/30/2028

		—	64,900

Frederic Vanderhaegen	10/8/2018	—	64,900	43,266	116.03	10/8/2028

		—	64,900

Gregory Cowan		—	—

(1)

The stock options granted in 2017 and 2018 vest as follows: 60% vest annually on the date of grant over four years and the remaining 40% vests upon the occurrence of a change in control or a public offering (including this offering) prior to December 13, 2020 (or 20% if such event occurs after December 13, 2020 and prior to December 13, 2021), in each case subject to the executive’s continued employment. In the event of a change in control prior to an applicable vesting date, any then unvested time-vesting options shall vest, subject to the named executive officer’s continued employment through each such date. All other stock options vest 25% per year commencing on the first anniversary of the date of grant, subject to the executive’s continued employment. In November 2017, in connection with the VWR Acquisition and the subsequent restructuring, the Company exercised its right to repurchase a portion of Messrs. Stubblefield and Hofman’s vested and unvested options and restricted shares, as applicable, in exchange for a combination of cash, our common stock and shares of our junior convertible preferred stock. The table reflects the effects of these repurchases and the repricing of any options in connection therewith.

(2)

Reflects 2,976 restricted shares granted to Mr. Stubblefield on March 24, 2015 that have not vested. These restricted shares vest 25% per year on each anniversary of the grant date. A total of 11,905 restricted shares were granted on March 24, 2015.

(3)

There is no established public trading market for the Company’s common shares. Based on the most recent valuation of the “fair market value” of a share of the Company’s common stock of $70.32 as determined on November 21, 2017.

Options Exercised and Stock Vested

None of the outstanding stock options held by our named executive officers were exercised in 2018. See “Long Term Incentive Program” for more information regarding the vesting schedule of the awards granted under the Vail Plan and the Legacy Avantor Equity Plan. The table below reflects the vesting on March 24, 2018 of restricted shares granted to Mr. Stubblefield on March 24, 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(1)
Michael Stubblefield	—	—	439	30,871
Thomas Szlosek	—	—	—	—
Bjorn Hofman	—	—	—	—
Gerard Brophy	—	—	—	—
Frederic Vanderhaegen	—	—	—	—
Gregory Cowan	—	—	—	—

(1)

There is no established public trading market for the Company’s common shares. Based on the most recent valuation of the “fair market value” of a share of the Company’s common stock of $70.32 as determined on November 21, 2017.

Pension Benefits

United States

The Company sponsors the U.S. Pension Plan, which is a funded and tax-qualified defined benefit retirement plan. The U.S. Pension Plan provides for two types of benefits based on (i) years of service for substantially all full-time U.S. employees of the legacy VWR business who completed one full year of service by May 31, 2005 and (ii) beginning in 2016, an annual company contribution that grows at a defined rate for substantially all full-time U.S. employees of the legacy VWR business (the “Cash Balance Contribution”). The U.S. Pension Plan excludes employees of the legacy Avantor business or that are covered by a collective bargaining agreement. The U.S. Pension Plan was frozen on May 31, 2005 but re-opened in 2016 solely for purposes of making Cash Balance Contributions. Cash Balance Contributions under the U.S. Pension Plan were closed to new entrants as of January 1, 2019.

In 2018, Cash Balance Contributions were made to each eligible U.S. employee in an amount equal to 2% such eligible employee’s compensation and allocated to the U.S. Pension Plan on a quarterly basis. This cash balance benefit replaces performance-based contributions made by the Company under the Savings Plan. All Cash Balance Contributions are fully-vested upon contribution. The defined rate of growth for Cash Balance Contributions will be equal to the average yield on the 2-year treasury constant maturity rate for the second month preceding the first day of the plan year.

Switzerland

Each year, contributions equal to 13% of Mr. Vanderhaegen’s base salary are made to the plan, with 5.5% of such amount being contributed by Mr. Vanderhaegen and the remaining amount being contributed by us. Amounts in the plan bear interest depending on the annual performance of the pension plan, including certain minimum amounts as set by Swiss law. Retirement benefits may be paid in the form of a lump-sum payment or a retirement pension when the employee reaches the normal retirement age under the plan of 65.

The amount reported in the table below represents the present value of the accumulated pension benefit at December 31, 2018 for Mr. Cowan under the plans based upon the assumptions described in the footnote below. No payments were made in 2018 from the plans to any of our named executive officers.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Pension Benefit ($)
Gregory Cowan(1)	U.S. Pension Plan	3	14,771
Frederic Vanderhaegen(2)	Swiss Pension Plan	0	13,888

(1)

The accumulated pension benefit for Mr. Cowan is based on eligible 2018 compensation. The present value has been calculated assuming Mr. Cowan will remain in service until age 65 at an interest rate of 3.53% and converted to a normal retirement annuity thereafter. The discount rate assumption is 4.37%. Mr. Cowan is not retirement eligible under the U.S. Pension Plan.

(2)

Amounts for Mr. Vanderhaegen reflect the actual amounts contributed in 2018 and have been converted from Swiss francs to U.S. dollars using the average of the monthly exchange rates for 2018 (1.02289).

Nonqualified Deferred Compensation Plan

Mr. Cowan was eligible to participate in the Nonqualified Deferred Compensation Plan. The Nonqualified Deferred Compensation Plan became effective May 1, 2007 and was terminated on January 31, 2018. Under the Nonqualified Deferred Compensation Plan, eligible participants were entitled to defer up to 50% of their base salaries and up to 100% of their annual bonus awards. Earnings and losses on each notional account are credited based on the performance of the benchmark funds available under the Nonqualified Deferred Compensation Plan that the participant selects. Any deferred amounts and earnings and losses thereon will be credited to a notional account for the applicable participant and become a liability for us to such participant.

Under the terms of the Nonqualified Deferred Compensation Plan, participants became entitled to distributions of their notional accounts upon a change in control of VWR. As a result, the entire amount credited to the account was distributed to each participant in a lump sum payment.

The table below provides information with respect to Mr. Cowan’s Nonqualified Deferred Compensation Plan notional accounts.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate (Withdrawals) Distributions ($)	Aggregate Balance at Last FYE (4)($)
Gregory Cowan	—	—	—	(109,470)	—

Termination and Change of Control Arrangements

Stubblefield Agreement

Involuntary Termination without Cause (other than due to death or Disability) or Voluntary Termination for Good Reason. In the event Mr. Stubblefield’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in the Stubblefield Agreement), in each case, subject to continued compliance with the restrictive covenants described below and the execution and non-revocation of a release of claims against us, we will provide him with:

•

an amount equal to two times his then-current base salary, paid in equal installments in accordance with our standard payroll policies, for a period of 24 months, beginning on the first payroll date following the 45th day after the termination date;

•

an amount equal to his then-current target bonus opportunity (or two times if such termination occurs within a two-year period following a “change in control” (as defined in the Vail Plan)), paid in equal installments in accordance with our standard payroll policies, for a period of 12 months (or 24 months if such termination occurs within a two year period following a “change in control” (as defined in the Vail Plan)), beginning on the first payroll date following the 45th day after the termination date;

•

continued medical insurance benefits that Mr. Stubblefield would otherwise be eligible to receive as an active employee for 12 months (or 24 months if such termination occurs within a two year period following a “change in control”) following the termination date, or, if earlier, until the date upon which Mr. Stubblefield becomes eligible to receive medical benefits from a subsequent employer.

Restrictive Covenants. As a result of the restrictive covenants contained in the Stubblefield Agreement, Mr. Stubblefield agreed not to disclose our confidential information at any time, and for the period during which he is employed by us and for the one-year period thereafter, he has also agreed not to solicit our employees or customers, compete with us, or interfere with our business. In addition, Mr. Stubblefield has agreed not to disparage us at any time, and we have agreed to instruct our officers and directors not to publicly disparage Mr. Stubblefield.

Section 280G “Golden Parachute” Treatment. The Stubblefield Agreement provides that if any payments or benefits to which he becomes entitled would be considered “excess parachute payments” under Section 280G of the Code, then the amount of such payments will be reduced to avoid such characterization and the resulting excise taxes if such reduction in payments will put Mr. Stubblefield in a better net after tax position.

Vail Employment Agreements with Messrs. Szlosek, Hofman, Brophy and Vanderhaegen

Involuntary Termination without “Cause” Not Following a Change in Control. In the event that any of Messrs. Hofman, Brophy, Vanderhaegen or Szlosek is terminated by us without “cause”, other than within a two-year period following a “change in control” (as such terms are defined in their Vail Employment Agreements), subject to continued compliance with the restrictive covenants described below and the execution and non-revocation of a release of claims against us, we will provide him with:

•

an amount equal to one times (one and a half times in the case of Messrs. Hofman and Szlosek) his then-current base salary, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months;

•

an amount equal to one times (one and a half times in the case of Messrs. Hofman and Szlosek) his then-current target bonus opportunity, prorated for the year of such termination, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months

•

continued medical insurance benefits that the applicable named executive officer (other than Mr. Vanderhaegen) would otherwise be eligible to receive as an active employee for 6 months (12 months in the case of Messrs. Hofman and Szlosek) following the termination date, or, if earlier, until the date upon which the applicable named executive officer becomes eligible to receive medical benefits from a subsequent employer.

Involuntary Termination without Cause or Voluntary Termination for Good Reason Following a Change in Control. In the event that any of Messrs. Hofman, Brophy, Vanderhaegen or Szlosek are terminated by us without “cause” or resigns for “good reason”, in each case within a two-year period following a “change in control” (as such terms are defined in their Vail Employment Agreements) and subject to continued compliance with the restrictive covenants described below and the execution and non-revocation of a release of claims against us, we will provide him with:

•

an amount equal to one times (two times in the case of Messrs. Hofman and Szlosek) his then-current base salary, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months;

•

an amount equal to one times (two times in the case of Messrs. Hofman and Szlosek) his then-current target bonus opportunity, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months;

•

continued medical insurance benefits that the applicable named executive officer (other than Mr. Vanderhaegen) would otherwise be eligible to receive as an active employee for 12 months following the termination date, or, if earlier, until the date upon which the applicable named executive officer becomes eligible to receive medical benefits from a subsequent employer.

Restrictive Covenants. As a result of the restrictive covenants contained in their Vail Employment Agreements, each of Messrs. Hofman, Brophy, Vanderhaegen and Szlosek, agreed not to disclose our confidential information at any time. Each has also agreed for the period they are employed by us and for the one-year (two years with respect to the solicitation of our employees or customers in the case of Messrs. Hofman, Brophy, and Szlosek) period thereafter, not to, compete with us or solicit our employees or customers. Mr. Vanderhaegen’s Vail Employment Agreement provides that in exchange for his covenant not to compete with us following the period he is employed by us, in accordance with applicable law, we will pay him an amount equal to 50% of his last annual base salary, payable in equal installments at the end of each month during the period of his non-competition; provided, however, that to the extent that Mr. Vanderhaegen receives severance payments as described above, the payments in respect of his non-competition covenant will be deemed paid up to the amount of the severance payment. We may, by written notice, release Mr. Vanderhaegen from his non-competition obligations, in which case we would be released from making payments to Mr. Vanderhaegen in respect of his non-competition obligations three months after the date of such notice. Mr. Vanderhaegen’s Vail Employment Agreement also provides for liquidated damages in the event of breaches of either his non-solicitation or non-competition covenants. Messrs. Hofman, Brophy, and Szlosek have also agreed not to disparage us at any time.

Legacy VWR Employment Letter with Mr. Cowan

Involuntary Termination without Cause or Voluntary Termination for Good Reason. In the event that Mr. Cowan was terminated by us without “cause” or resigned for “good reason (as such terms are defined in the Legacy VWR Employment Letter) and subject to continued compliance with the restrictive covenants described below and the execution and non-revocation of a release of claims against us, we would have provided him with:

•	an amount equal to one and a half times his then-current base salary, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months;

•	an amount equal to one and a half times his then-current target bonus opportunity, paid in equal installments in accordance with our standard payroll policies, for a period of 12 months;

•	continued medical insurance benefits that he would otherwise be eligible to receive as an active employee for 12 months following the termination date.

Death and Disability. In the event that Mr. Cowan was terminated by us as a result of his death or disability, we would have paid to him or his estate, as applicable, a prorated portion of his target bonus opportunity for the year in which such termination occurred. Additionally, in the event of termination of employment due to disability, Mr. Cowan would have been entitled to continued payment of his base salary until the earlier of (x) the date that is 18 months following such termination and (y) the date that he began receiving payments under our long-term disability plan.

Restrictive Covenants. As a result of the restrictive covenants contained in the Legacy VWR Employment Letter, Mr. Cowan agreed not to disclose our confidential information at any time. He has also agreed for the period that he was employed by us and for the one-year (eighteen months with respect to the solicitation of our employees or customers) period thereafter, not to, compete with us or solicit our employees or customers. Restrictions on Mr. Cowan’s competition are limited to distributors with annual sales revenue exceeding $200,000,000 in the laboratory supplies industry.

For a description of the treatment of equity awards held by our named executive officers upon termination of employment, please see “—Long-Term Incentive Programs” above.

Departure of Mr. Cowan

In connection with the VWR Acquisition, we agreed with Mr. Cowan that he will be entitled to (i) full severance payments upon any termination (A) by us other than for cause or (B) due to death or disability and (ii) after June 30, 2018, full severance payments upon a termination by Mr. Cowan, provided he gives six months’ prior written notice after such date, and (iii) a gross-up payment to the extent that any payments under the Legacy VWR Employment Letter trigger excise taxes as a result of the application of Sections 280G and 4999 of the Code. Mr. Cowan retired effective December 31, 2018 and, Mr. Cowan is entitled to such agreed to severance, as follows:

Cash severance	$819,000
Annual cash incentive	$614,250
Estimated Health & Welfare Benefits	$10,860
Total	$1,444,110

Payment of Mr. Cowan’s severance benefits commenced in January 2019.

Potential Payments Upon Termination or Change of Control

The following table describes the potential payments and benefits that would have been payable to our named executive officers (other than Mr. Cowan assuming an eligible termination (as described above under “Termination and Change of Control Arrangements”) of their employment on the last business day of 2018 and a change in control also occurring on such date. See “Termination and Change of Control Arrangements—Departure of Mr. Cowan” above for details regarding severance payable to Mr. Cowan in connection with his retirement.

The amounts shown in the table below do not include:

•

payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers; or

•

distributions of previously vested plan balances under the Savings Plan and the Deferred Compensation Plan (see the “Nonqualified Deferred Compensation” section above for information about the Deferred Compensation Plan).

	Involuntary Termination without Cause ($)(1)	Termination Due to Death or Disability ($)(2)	Change of Control(3)
Name			Without Termination ($)	With Involuntary Termination Without Cause or Resignation for Good Reason ($)
Michael Stubblefield
Cash severance	1,400,000	—	—	1,400,000
Annual cash incentive	1,400,000	—	—	2,800,000
Equity Awards		—		—
Estimated Health & Welfare Benefits	14,608	—	—	29,217
Total	2,814,608	—	—	4,229,217

Thomas Szlosek
Cash severance	900,000	—	—	1,200,000
Annual cash incentive	1,350,000	—	—	1,800,000
Equity Awards		—		—
Estimated Health & Welfare Benefits	15,538	—	—	15,538
Total	2,265,538	—	—	3,015,538

Bjorn Hofman
Cash severance	675,000	—	—	900,000
Annual cash incentive	540,000	—	—	720,000
Equity Awards		—		—
Estimated Health & Welfare Benefits	15,745	—	—	15,745
Total	1,230,745	—	—	1,635,745

Gerard Brophy
Cash severance	435,000	—	—	435,000
Annual cash incentive	326,250	—	—	326,250
Equity Awards		—		—
Estimated Health & Welfare Benefits	7,664	—	—	15,328
Total	768,914	—	—	776,578

Frederic Vanderhaegen
Cash severance(4)	374,585	—	—	374,585
Annual cash incentive(4)	278,294	—	—	278,294
Equity Awards		—		—
Estimated Health & Welfare Benefits	—	—	—	—
Total	652,879	—	—	652,879

(1)

Upon termination without “cause” (as such term is defined in the Stubblefield Agreement or the Employment Letter Agreements, as applicable), (i) Mr. Stubblefield is generally entitled to (a) two times the sum of his then current base salary payable in equal installments over the 24-month period following termination, (b) one times his target bonus for the year in which the termination occurs payable in equal installments over the 12-month period following termination and (c) continued health benefits for up to 12 months following termination; (ii) Messrs. Szlosek and Hofman are generally entitled to (a) one and a half times the sum of (x) the executive’s then current base salary plus (y) his target bonus for the year (prorated for the year of termination) in which termination occurs, payable in equal installments over the 12-month period following termination and (b) continued health benefits for up to 12 months following termination; and (iii) Messrs. Brophy and Vanderhaegen are generally entitled to one times the sum of the executive’s then current base salary plus his target bonus (prorated for the year of termination) for the year in which termination occurs, payable in equal installments over the 12-month period following termination, and

Mr. Brophy is entitled to continued health benefits for up to six months following termination. Mr. Stubblefield is entitled to the same payments and benefits upon a termination by him for “good reason” (as such term is defined in the Stubblefield Agreement).
(2)

Upon termination by reason of death, the named executive officer’s beneficiary or estate, as applicable, will be entitled to receive compensation and benefits accrued prior to the death. Upon termination by reason of disability, the named executive officer will be entitled to receive compensation and benefits accrued prior to the disability.

(3)

Upon an involuntary termination within two years of a change of control or a resignation for “good reason” (such good reason termination within two years of a change in control) (as each such term is defined in the Stubblefield Agreement or the Employment Letter Agreements, as applicable), (i) Messrs. Stubblefield, Szlosek and Hofman are generally entitled to (a) two times the sum of the executive’s then current base salary plus target bonus for the year in which the termination or resignation occurs payable in equal installments over the 12-month period following termination (24 months in the case of Mr. Stubblefield) and (b) continued health benefits for up to 12 months (24 months in the case of Mr. Stubblefield) following termination; (ii) Messrs. Brophy and Vanderhaegen are generally entitled to one times the sum of (x) the executive’s then current base salary plus (y) his target bonus for the year in which termination or resignation occurs, payable in equal installments over the 12-month period following termination, and Mr. Brophy is entitled to continued health benefits for up to 12 months following termination. Subject to the named executive officer’s continued employment with us through such date upon a “change in control” (as defined in the Vail Plan), any then unvested time-vesting options granted under the Vail Plan will vest. Subject to the named executive officer’s continued employment with us through such date, upon a “change in control” or public offering (including this offering) prior to December 13, 2020, 100% of the then unvested performance vesting options granted under the Vail Plan will vest, and upon a “change in control” or public offering following December 13, 2020, but prior to December 13, 2021, 50% of the then unvested performance vesting options granted under the Vail Plan will vest. As the options granted pursuant to the Vail Plan are expected to be “out of the money” at the time of this offering, there is not expected to be value attributed to the acceleration of the options in the event of a “change in control” (as defined in the applicable award agreement) at the time of this offering. The Stubblefield Agreement provides that if any payments or benefits to which he becomes entitled would be considered “excess parachute payments” under Section 280G of the Code, then the amount of such payments will be reduced to avoid such characterization and the resulting excise taxes if such reduction in payments will put Mr. Stubblefield in a better net after tax position. The amount above reflects no reduction of payments.

(4)

The cash severance and annual cash incentive amounts for Mr. Vanderhaegen have been converted from Swiss francs to U.S. dollars based on the exchange rate as of the close of business on December 31, 2018 (1.02626).

Director Compensation

Historical

We do not currently pay our directors who are either employed by us, by New Mountain Capital, by Goldman Sachs or by PSP Investments, any compensation for their service as directors. For those directors receiving compensation, our standard director compensation program during 2018 consisted of a combination of an annual cash retainer of $50,000, paid quarterly, and a stock option grant. For service as Chairman of the Audit and Finance Committee, Mr. Peacock received an additional $20,000 annual cash retainer. For service as Chairman of the Innovation and Growth Committee, Mr. Kummeth received an additional $15,000 annual cash retainer. Our chairman of the board, Mr. Gupta, received an annual cash fee of $250,000 for his service as chairman and director. In addition, for 2018, Mr. Gupta is eligible for variable incentive compensation with an annual target amount of $250,000, which amount has yet to be determined. Mr. Gupta is also entitled to an $800 monthly payment to cover miscellaneous expenses.

We also reimburse our non-employee directors for all reasonable out-of-pocket travel expenses incurred in connection with attendance at meetings of the Board of Directors.

The following table provides summary information concerning the compensation of the members of our Board of Directors for the year ended December 31, 2018. The compensation paid to Mr. Stubblefield, our President and Chief Executive Officer, is presented in the Summary Compensation Table and the Other Compensation tables above. During 2018, Mr. Stubblefield did not receive additional compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($)(4)	Total ($)
Rajiv Gupta	250,000	—	—	—	—	9,600	259,600
Thomas Connolly	—	—	—	—	—	—	—
Robert Fine	—	—	—	—	—	—	—
Matthew Holt	—	—	—	—	—	—	—
Charles Kummeth	65,000	—	1,154,614	—	—	—	1,219,614
Faisal Masud	29,166	—	793,680	—	—	—	822,846
Andre Moura	—	—	—	—	—	—	—
Jo Natauri	—	—	—	—	—	—	—
Jonathan Peacock	70,000	—	769,762	—	—	—	839,762
Christi Shaw	7,250	—	789,726	—	—	—	796,976

(1)

Amounts reflect the director’s cash retainer earned for 2018. For Mr. Masud the amount reflects pro-rated amounts earned since he joined us in May 2018. For Ms. Shaw, the amount reflects pro-rated amounts earned since she joined us in September 2018.

(2)

Amounts reflect stock options granted in 2018 computed utilizing grant date fair value in accordance with Topic 718, disregarding the effect of estimated forfeitures. This valuation is based upon several assumptions that are found in Note 18 to our audited financial statements included elsewhere in this prospectus. As of December 31, 2018, the aggregate number of equity awards outstanding for our non-management directors were as follows: 40,562 options outstanding for Mr. Kummeth; and 27,042 options outstanding for each of Messrs. Masud and Peacock and Ms. Shaw. Terms of these stock options are described below in greater detail.

(3)

The amount reportable for Mr. Gupta in this column for 2018 is not calculable as of the date of this prospectus. 2018 cash incentive bonuses, if any, are expected to be determined in February 2019. This amount, if any, will represent Mr. Gupta’s variable incentive compensation.

(4)	Amounts reflect Mr. Gupta’s $800 monthly payment to cover miscellaneous expenses.

On January 27, 2018, we granted to each of Messrs. Kummeth and Peacock 40,562 and 27,042 options, respectively, pursuant to the Vail Plan, with an exercise price of $116.03 per share. In addition, on their respective commencement dates, we granted to each of Mr. Masud and Ms. Shaw 27,042 options pursuant to the Vail Plan, with an exercise price of $116.03 per share. Mr. Masud left the Board of Directors effective February 5, 2019 and, as such, all options held by him were forfeited.

The options granted to our directors under the Vail Plan have a ten-year term, with 60 percent of each grant vesting quarterly over four years, and the remaining 40 percent vesting upon the occurrence of a “change in control” (as defined in the Vail Plan) or a public offering (including this offering), in each case, prior to December 13, 2020 (or 20 percent, if such event occurs after December 13, 2020 and prior to December 13, 2021). In the event of a “change in control” prior to an applicable vesting date, any then unvested time-vesting options will vest. In the event that such director’s service terminates, any then-unvested options will be immediately forfeited for no consideration, and any then-vested options will remain outstanding and exercisable for 180 days following such termination, subject to earlier expiration of the option.

We also reimburse our non-employee directors for all reasonable out-of-pocket travel expenses incurred in connection with attendance at meetings of the Board of Directors.

Director Compensation Following This Offering

In connection with this offering, we expect to significantly modify our director compensation arrangements. Such modified arrangements will be disclosed in a subsequent amendment to this prospectus. As discussed above, in connection with this offering, the Compensation Committee engaged FW Cook to, among other things, advise generally on executive and director compensation in connection with becoming a public company.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock as of December 31, 2018 by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and our executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

The percentages of shares outstanding provided in the table below are based on                 shares of our common stock, par value $0.01 per share, outstanding as of December 31, 2018.

The shares beneficially owned after the offering assumes the full conversion of the Existing Junior Convertible Preferred Stock into                  shares of common stock based on an initial public offering price of $         per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). The number of shares of common stock received upon conversion of the Existing Junior Convertible Preferred Stock will be fixed at the number of shares stated above unless the 30-day VWAP prior to the conversion date is less than $        , in which case additional shares of common stock would be issued in an amount sufficient to provide holders with a number of shares of our common stock equal to the liquidation preference of the preferred stock divided by the 30-day VWAP. See “Description of Capital Stock—Preferred Stock—Existing Junior Convertible Preferred Stock.”

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Avantor, Inc., Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, PA 19087.

Shares Beneficially Owned After the Offering(1)
	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of the Underwriters’ Option	Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number	Percentage of Total Common Stock	Percentage of Total Common Stock	Percentage of Total Common Stock
Greater than 5% Stockholders:
Entities affiliated with New Mountain Capital(2)
Entities affiliated with The Goldman Sachs Group, Inc.(3)
Named Executive Officers and Directors(4):
Michael Stubblefield
Thomas Szlosek
Bjorn Hoffman
Gerard Brophy
Frederic Vanderhaegen
Gregory Cowan
Rajiv Gupta
Thomas Connolly
Robert Fine
Matthew Holt
Charles Kummeth
Jo Natauri
Jonathan Peacock
Christi Shaw
All directors and executive officers as a group (22 persons)

*	Less than one percent.
(1)

The percentage of shares beneficially owned after the offering assumes the full conversion of the Existing Junior Convertible Preferred Stock at the midpoint of the estimated offering price range shown on the cover page of this prospectus.

(2)

The general partner of New Mountain Partners III, L.P. is New Mountain Investments III, L.L.C. and the manager of New Mountain Partners III, L.P. is New Mountain Capital, L.L.C. Steven B. Klinsky is the managing member of New Mountain Investments III, L.L.C. Rajiv Gupta, Matthew Holt and Andre Moura, each members of our board of directors, are members of New Mountain Investments III, L.L.C. New Mountain Investments III, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of New Mountain Partners III, L.P. New Mountain Capital, L.L.C. also has voting power over the shares of portfolio investments of New Mountain Partners III, L.P. Steven B. Klinsky, as the managing member of New Mountain Investments III, L.L.C., has voting and investment power over the shares held by New Mountain Investments III, L.L.C.

The managing member of New Mountain Capital, L.L.C. is New Mountain Capital Group, L.P. The general partner of New Mountain Capital Group, L.P. is NM Holdings GP, L.L.C. Steven B. Klinsky is the managing member of NM Holdings GP, L.L.C. Since (a) New Mountain Investments III, L.L.C. has decision-making power over New Mountain Partners III, L.P. and (b) New Mountain Capital, L.L.C. has voting power over the shares of portfolio investments of New Mountain Partners III, L.P., Mr. Klinsky may be deemed to beneficially own the shares that New Mountain Partners III, L.P. holds of record or may be deemed to beneficially own.

Mr. Klinsky, Mr. Gupta, Mr. Holt, Mr. Moura, New Mountain Investments III, L.L.C. and New Mountain Capital, L.L.C. expressly disclaim beneficial ownership over the shares held by New Mountain Partners III,

L.P. The address of each of the foregoing is c/o New Mountain Capital, L.L.C., 787 Seventh Avenue, 49th Floor, New York, New York 10019.

(3)

Consists of (i)          shares of Existing Junior Convertible Preferred Stock and warrants to purchase          shares of common stock held by Broad Street Principal Investments, L.L.C., (ii)          shares of Existing Junior Convertible Preferred Stock and warrants to purchase          shares of common stock held by StoneBridge 2017, L.P., (iii)          shares of Existing Junior Convertible Preferred Stock and          warrants to purchase shares of common stock held by StoneBridge 2017 Offshore, L.P., (iv)          shares of Existing Junior Convertible Preferred Stock held by StoneBridge 2018, L.P., (v)          shares of Existing Junior Convertible Preferred Stock held by StoneBridge 2018 Offshore, L.P., and (vi)          shares of Existing Junior Convertible Preferred Stock held by VWR Partners, L.P. (collectively, the “GS Entities”). Affiliates of Goldman Sachs and The Goldman Sachs Group, Inc. are the general partner, managing partner, managing member or investment manager of each of the GS Entities, and the GS Entities may share voting and investment power with certain of their respective affiliates. Goldman Sachs is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Tom Connolly and Jo Natauri are Managing Directors of Goldman Sachs and may be deemed to have beneficial ownership of the shares held by the GS Entities. Each of the GS Entities, Mr. Connolly and Ms. Natauri disclaim beneficial ownership over the shares described above except to the extent of their pecuniary interest therein. The address of the GS Entities, Mr. Connolly and Ms. Natauri is 200 West Street, New York, NY 10282.

(4)	The number of shares reported includes shares covered by options that are exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with Affiliates of New Mountain Capital and Affiliates of Goldman Sachs

We and certain of our subsidiaries entered into various related party agreements in the ordinary course of business and in contemplation of the VWR Acquisition:

Stockholders Agreement

In connection with the VWR Acquisition, we entered into a stockholders agreement with affiliates of New Mountain Capital, affiliates of Goldman Sachs and certain other co-investors, which provides for, among other things, the election of our board of directors, restrictions on the transferability of our equity, preemptive rights, bring-along rights, tag-along rights, preemptive rights and information rights for the benefit of New Mountain Capital, Goldman Sachs and certain other co-investors. Portions of the Stockholders Agreement terminate in connection with this offering.

Registration Rights Agreement

In connection with the VWR Acquisition, we entered into a registration rights agreement with affiliates of New Mountain Capital, affiliates of Goldman Sachs and certain other co-investors, which provides for certain registration rights of the parties thereto.

Advisory Agreement

Avantor Funding, Inc. entered into an amended and restated advisory agreement with New Mountain Capital on September 30, 2016 (the “Advisory Agreement”) pursuant to which New Mountain Capital has provided, on a nonexclusive basis, management, financial and investment banking advisory services to Avantor and its subsidiaries. The Advisory Agreement is expected to be terminated in connection with this offering.

Existing Senior Preferred Stock

Concurrently with the consummation of the VWR Acquisition, we issued shares of series A senior preferred stock (the “Existing Senior Preferred Stock”) with an initial aggregate liquidation preference of $2.0 billion to investors, including affiliates of Goldman Sachs. We intend to redeem outstanding shares of the Existing Senior Preferred Stock with the proceeds of this offering. See “Description of Capital Stock—Preferred Stock—Existing Senior Preferred Stock.”

Existing Junior Convertible Preferred Stock

Concurrently with the consummation of the VWR Acquisition, we issued shares of our series A junior convertible preferred stock (the “Existing Junior Convertible Preferred Stock”) for an initial aggregate purchase price of $1.65 billion to investors, including affiliates of Goldman Sachs. The shares of the Existing Junior Convertible Preferred Stock will automatically convert into our common stock 90 days following the consummation of this offering. See “Description of Capital Stock—Preferred Stock—Existing Junior Convertible Preferred Stock.”

Arrangements with affiliates of Goldman Sachs & Co. LLC

As described above and elsewhere in this prospectus, affiliates of Goldman Sachs collectively beneficially own         % of our outstanding common stock by virtue of their ownership of our Existing Junior Convertible Preferred Stock and our outstanding warrants. See “Description of Capital Stock.”

In addition, we expect that affiliates of Goldman Sachs will receive a percentage of the proceeds in this offering as a result of the redemption of the Existing Senior Preferred Stock. See “Underwriting (Conflicts of Interest).” These affiliates collectively benefit from the rights described above under “—Stockholders Agreement” and “—Registration Rights Agreement.” Pursuant to the nomination rights granted pursuant to the Stockholders Agreement, affiliates of Goldman Sachs nominated two directors to the board of directors. Each of these directors, Tom Connolly and Jo Natauri, is employed by Goldman Sachs.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

In connection with the VWR Acquisition, Avantor Funding entered into (i) the Term Loan Facility, under which Avantor Funding, Inc. borrowed approximately $3,154.3 million, including a U.S. dollar tranche and a euro tranche and (ii) the Revolver, with borrowing capacity of up to $250.0 million, each with a syndicate of financial institutions led by Goldman Sachs Bank USA, as administrative agent and collateral agent, having the terms described below. On November 27, 2018, Avantor Funding entered into a repricing amendment to the Term Loan Facility (the “Repricing Amendment”) to lower the applicable interest rate margin for each of the Dollar Term Loan Facility and the Euro Term Loan Facility.

The Senior Secured Credit Facilities consist of the seven-year $1,953.1 million Dollar Term Loan Facility, a seven-year €1,000 million Euro Term Loan Facility and a five-year Revolver of up to $250.0 million. As of September 30, 2018, we had $232.8 million of additional capacity thereunder (after giving effect to $17.2 million of issued but undrawn letters of credit). The Revolver includes availability for the issuance of letters of credit and a swingline subfacility. The Senior Secured Credit Facilities also include an uncommitted incremental facility, which, subject to certain conditions, provides for additional term loans or an increase of existing term loans, and/or additional revolving commitments and/or an increase in commitments under the Revolver in an aggregate amount of up to (a) $600 million, plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of the term loans under the Credit Agreement and certain other incremental equivalent debt and permanent revolving credit commitment reductions under the Credit Agreement, in each case, prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans) plus (c) an additional unlimited amount so long as Avantor Funding (I) in the case of incremental indebtedness that is secured by the collateral on a pari passu basis with the Senior Secured Credit Facilities, do not exceed a specified pro forma first lien secured net leverage ratio, (II) in the case of incremental indebtedness that is secured on the collateral on a junior basis with respect to the Senior Secured Credit Facilities, do not exceed a specified pro forma secured net leverage ratio and (III) in the case of unsecured incremental indebtedness, do not exceed a specified total net leverage ratio. Amounts borrowed under the Term Loan Facility amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of Term Loan Facility, with the balance payable on the maturity date for the Term Loan Facility.

Interest Rates and Fees

The Dollar Term Loan Facility and the Revolver each bear interest on the outstanding unpaid principal amount at a rate equal to an applicable margin plus, at Avantor Funding’s option, either (a) a base rate or (b) a LIBOR rate, in each case subject to interest rate floors. The Euro Term Loan Facility bears interest on the outstanding unpaid principal amount at a rate equal to an applicable margin plus the EURIBO Rate, subject to an interest rate floor. The applicable margin for the term loans under the Dollar Term Loan Facility, after giving effect to the Repricing Amendment, is 3.75%, with respect to LIBOR borrowings, and 2.75%, with respect to base rate borrowings. The applicable margin under the Euro Term Loan Facility is 3.75%. The applicable margin under the Revolver is 2.50 to 3.00%, with respect to LIBOR borrowings, and 1.50 to 2.00%, with respect to base rate borrowings, depending on specified first lien secured net leverage ratio levels.

In addition to paying interest on outstanding principal amounts under Avantor Funding’s Senior Secured Credit Facilities, Avantor Funding, Inc. is required to pay a commitment fee, in respect of the unutilized commitments under the Revolver, of 0.50% per annum declining to 0.375% per annum on the undrawn portion upon the achievement of a specified first lien secured net leverage ratio, payable quarterly in arrears. Avantor Funding is also required to pay customary letter of credit fees.

Mandatory Prepayments

Subject to certain exceptions and limitations, term loans under the Senior Secured Credit Facilities are required to be prepaid with:

(a)

an amount equal to 75% of Excess Cash Flow (as defined in the Senior Secured Credit Facilities) during such fiscal year (and, at the option of the borrower, made after year-end and prior to the payment due date) in excess of $15.0 million, with step-downs to 50%, 25% and 0% based upon the achievement and maintenance of specified first lien secured net leverage ratios;

(b)

an amount equal to 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions by the borrower and its restricted subsidiaries after the closing date in excess of an amount to be agreed for each individual asset sale or disposition and an amount to be agreed in the aggregate for any fiscal year and subject to the right of the borrower and its restricted subsidiaries to reinvest 100% of such proceeds, if such proceeds are reinvested (or committed to be reinvested) within 18 months of the receipt of such net cash proceeds and, if so committed to be reinvested, so long as such reinvestment is actually completed within 180 days thereafter; and

(c)

100% of net cash proceeds from any issuance of indebtedness (other than indebtedness permitted to be incurred under the Senior Secured Credit Facilities and other specified exceptions) by the borrower or its restricted subsidiaries.

Security and Guarantees

Avantor Funding’s obligations under the Senior Secured Credit Facilities are guaranteed by certain of our direct and indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the Senior Secured Credit Facilities and the related guarantees are secured by a perfected first priority lien on substantially all of Avantor Funding’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

Covenants

The Senior Secured Credit Facilities contain customary affirmative and negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on dispositions; limitations on dividends, other payments in respect of capital stock and other restricted payments; limitations on investments, loans, advances and acquisitions; limitations on transactions with affiliates; limitations on changes in fiscal periods; limitations on prepayments of subordinated indebtedness; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business. In addition, the Revolver contains a financial covenant requiring that Avantor Funding’s first lien secured net leverage ratio not exceed a level to be agreed, which is tested on the last day of a fiscal quarter only in the event that the aggregate amount of outstanding revolving loans, swingline loans and letters of credit (excluding certain letters of credit) exceed 35% of the total commitments under the Revolver on the last day of such quarter.

Events of Default

Events of default under the Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; bankruptcy events with respect to the Borrower, Holdings or any of their material restricted subsidiaries; monetary judgments in an amount agreed; certain ERISA events; a change of control; or actual or asserted invalidity of any material guarantee or security document.

A/R Facility

VWR and PNC Bank, National Association, as administrator under the A/R Facility, entered into an amendment and restatement to the A/R Facility in connection with the VWR Acquisition. The amended and restated A/R Facility provides us with borrowing capacity in an aggregate principal amount of up to $250.0 million. As of September 30, 2018, we had $237.7 million of additional capacity thereunder (after giving effect to $12.3 million of issued but undrawn letters of credit). The A/R Facility currently matures on November 20, 2020. In connection with the amended and restated A/R Facility, accounts receivables and related assets of VWR International, LLC and certain of its domestic wholly-owned subsidiaries will be transferred to VWR Receivables Funding, LLC (which is not a guarantor of the notes or the Senior Secured Credit Facilities) and otherwise secure the A/R Facility. In connection with the amended and restated A/R Facility, accounts receivables and related assets of certain Avantor entities are also transferred to VWR Receivables Funding, LLC (which is not a guarantor of the notes or the Senior Secured Credit Facilities) and otherwise become subject to and secure the amended and restated A/R Facility. Accounts receivables and related assets that secure the A/R Facility, are not permitted to be subject to any other liens. Accordingly, such receivables and related assets will not constitute collateral securing the Senior Secured Notes or the Senior Secured Credit Facilities. The amended and restated A/R Facility accrues interest at a variable rate.

The amended and restated A/R Facility includes representations and covenants that we consider usual and customary for arrangements of this type.

Senior Secured Notes

Avantor Funding issued $1.5 billion aggregate principal amount of the Dollar Notes and €500 million aggregate principal amount of the Euro Notes in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on October 2, 2017. The Dollar Notes and the Euro Notes were issued as separate series, but, except as provide below, are treated as a single class under the Secured Indenture.

Interest and Maturity

The Senior Secured Notes mature on October 1, 2024. The Dollar Notes bear interest at a rate of 6.000% per annum and the Euro Notes bear interest at a rate of 4.750% per annum. Interest on the Senior Secured Notes is payable in cash semi-annually, in arrears, on April 1 and October 1 of each year.

Redemption

Avantor Funding may, at its option and on one or more occasions, redeem the Senior Secured Notes, all or a part of a series of the Notes, (1) prior to October 1, 2020, at a redemption price equal to 100% of the principal amount of the Senior Secured Notes of the applicable series, plus a “make-whole” premium as set forth in the Secured Indenture and accrued and unpaid interest, if any, to, but excluding the redemption date; and (2) on and after October 1, 2020, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date:

Date (if redeemed during the twelve month period beginning on October 1 of the years indicated below)	Dollar Notes Redemption Price	Euro Notes Redemption Price
2020	104.500%	103.563%
2021	103.000%	102.375%
2022	101.500%	101.188%
2023 and thereafter	100.000%	100.000%

In addition, prior to October 1, 2020, Avantor Funding may redeem on one or more occasions up to 40% of the original aggregate principal amount of the Dollar Notes and up to 40% of the original aggregate principal amount of the Euro Notes with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds from such equity offering is received by or contributed to Avantor Funding, as described in the Secured Indenture, at a redemption price equal to 106.000% of the principal amount thereof, in the case of the Dollar Notes, and 104.750% of the principal amount thereof, in the case of the Euro Notes, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 50% of the aggregate original principal amount of the Senior Secured Notes issued under the Secured Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering.

If Avantor Funding experiences certain change of control events, Avantor Funding must offer to repurchase all of the Senior Secured Notes (unless otherwise called for redemption) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If Avantor Funding sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the Secured Indenture and the excess proceeds exceeds $100.0 million from such asset sale, it must offer to repurchase the Senior Secured Notes, and in the case of an asset sale of collateral, if required or permitted by the terms of other first lien obligations, to the holders of such other first lien obligations, at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

In addition, Avantor Funding may redeem the Euro Notes in whole, but not in part, at any time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to but not including the redemption date and all additional amounts, if any, as a result of a change in, or amendment to the law or treaties of a relevant taxing jurisdiction or any amendment to, or change in an official written application, administration or interpretation of such laws, treaties, regulations or rulings.

Covenants

The Secured Indenture contains restrictive covenants that limit the ability of Avantor Funding and its restricted subsidiaries to, among other things, make certain restricted payments; incur (or guarantee) additional indebtedness or issue certain preferred stock; create certain liens; merge, consolidate, amalgamate or sell all or substantially all assets; enter into certain transactions with affiliates; create restrictions on the ability of such restricted subsidiaries to pay dividends or make other payments to Avantor Funding; and allow certain subsidiaries to guarantee indebtedness. These covenants are subject to a number of important exceptions and qualifications as set forth in the Secured Indenture. Certain of these covenants will be suspended if the Senior Secured Notes achieve investment grade ratings from two of three rating agencies and no default or event of default has occurred and is continuing.

Security and Guarantees

Avantor Funding’s obligations under the Senior Secured Notes are guaranteed by certain of our direct and indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions. All obligations under the Senior Secured Notes and the related guarantees are secured by a perfected first priority lien on substantially all of Avantor Funding’s and the guarantors’ tangible and intangible assets, in each case, subject to permitted liens and certain exceptions.

Events of Default

The Secured Indenture provides for events of default (subject in certain cases to customary grace and cure periods), which include, among others, nonpayment of principal or interest when due, breach of covenants or other agreements in the indenture, defaults in payment of certain other indebtedness and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the indenture trustee or the holders of at least 30% in aggregate principal amount of the then outstanding Senior Secured Notes may declare the principal of and accrued but unpaid interest on all of the Senior Secured Notes to be due and payable immediately.

Senior Unsecured Notes

Avantor Funding issued $2 billion aggregate principal amount of the Senior Unsecured Notes in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on October 2, 2017.

Interest and Maturity

The Senior Unsecured Notes mature on October 1, 2025 and bear interest at a rate of 9.000% per annum Interest on the Senior Unsecured Notes is payable in cash semi-annually, in arrears, on April 1 and October 1 of each year.

Redemption

Avantor Funding may, at its option and on one or more occasions, redeem all or a part of the Senior Unsecured Notes, (1) prior to October 1, 2020, at a redemption price equal to 100% of the principal amount of the Senior Unsecured Notes, plus a “make-whole” premium as set forth in the Unsecured Indenture and accrued and unpaid interest, if any, to, but excluding the redemption date; and (2) on and after October 1, 2020, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date:

Date (if redeemed during the twelve month period beginning on October 1 of the years indicated below)	Redemption Price
2020	106.750%
2021	104.500%
2022	102.250%
2023 and thereafter	100.000%

In addition, prior to October 1, 2020, Avantor Funding may redeem on one or more occasions up to 40% of the original aggregate principal amount of the Senior Unsecured Notes with the net cash proceeds of one or more equity offerings to the extent such net cash proceeds from such equity offering is received by or contributed to Avantor Funding, as described in the Unsecured Indenture, at a redemption price equal to 109.000% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 50% of the aggregate original principal amount of the Senior Unsecured Notes issued under the Unsecured Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering.

If Avantor Funding experiences certain change of control events, Avantor Funding must offer to repurchase all of the Senior Unsecured Notes (unless otherwise called for redemption) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If Avantor Funding sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the Unsecured Indenture and the excess proceeds exceeds $100.0 million from such asset sale, it must offer to repurchase the Senior Unsecured Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but excluding the repurchase date.

Covenants

The Unsecured Indenture contains restrictive covenants that limit the ability of Avantor Funding and its restricted subsidiaries to, among other things, make certain restricted payments; incur (or guarantee) additional indebtedness or issue certain preferred stock; create certain liens; merge, consolidate, amalgamate or sell all or substantially all assets; enter into certain transactions with affiliates; create restrictions on the ability of such restricted subsidiaries to pay dividends or make other payments to Avantor Funding; and allow certain subsidiaries to guarantee indebtedness; These covenants are subject to a number of important exceptions and qualifications as set forth in the Unsecured Indenture. Certain of these covenants will be suspended if the Senior Unsecured Notes achieve investment grade ratings from two of three rating agencies and no default or event of default has occurred and is continuing.

Guarantees

Avantor Funding’s obligations under the Senior Unsecured Notes are guaranteed by us and certain of our direct and indirect wholly-owned domestic restricted subsidiaries, subject to certain exceptions.

Events of Default

The Unsecured Indenture provides for events of default (subject in certain cases to customary grace and cure periods), which include, among others, nonpayment of principal or interest when due, breach of covenants or other agreements in the indenture, defaults in payment of certain other indebtedness and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the indenture trustee or the holders of at least 30% in aggregate principal amount of the then outstanding Senior Unsecured Notes may declare the principal of and accrued but unpaid interest on all of the Senior Unsecured Notes to be due and payable immediately.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of            shares of common stock, par value $            per share, and            shares of preferred stock, par value $            per share.

Based on             shares of common stock outstanding as of                     , 2019, and after giving effect to the              -for-1 split of our common stock, there will be            shares of common stock,             shares of Existing Senior Preferred Stock and             shares of Existing Junior Convertible Preferred Stock outstanding as of the date of this prospectus. We expect to redeem Existing Senior Preferred Stock using the net proceeds of this offering. See “Use of Proceeds.” The Existing Junior Convertible Preferred Stock will automatically convert into shares of common stock on the 90th day following the consummation of this offering on the terms described below under “—Preferred Stock—Existing Junior Convertible Preferred Stock.” No other shares of preferred stock will be issued or outstanding immediately after this offering. As of September 30, 2018, there were              shares of common stock subject to outstanding options, restricted shares, restricted stock units and warrants.

Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up or the sale of all or substantially all of our assets and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the rules of the securities exchange upon which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Existing Senior Preferred Stock

Concurrently with the consummation of the acquisition of VWR, we issued an aggregate of 2,000,000 shares of series A senior preferred stock, with a liquidation preference of $1,000 per share. There were 2,195,637 shares of Existing Senior Preferred Stock outstanding as of September 30, 2018. We intend to use the net proceeds to us from this offering to redeem outstanding shares of Existing Senior Preferred Stock. See “Use of Proceeds.”

Existing Junior Convertible Preferred Stock

Concurrently with the consummation of the acquisition of VWR, we issued an aggregate of 1,650,000 shares of our junior convertible preferred stock with a liquidation preference of $1,650 per share, all of which remain currently outstanding as of the date of this prospectus. Pursuant to the terms of the Existing Junior Convertible Preferred Stock, these shares will convert into shares of our common stock 90 days following the consummation of this offering.

The number of shares of common stock to be received upon conversion of the Existing Junior Convertible Preferred Stock will be based upon the volume-weighted average trading price of the common stock for a period of 30 trading days prior to the conversion date. Assuming that the volume-weighted trading price of the common stock during the determination period is greater than or equal to $           per share, the number of shares of common stock received upon conversion of the Existing Junior Convertible Preferred Stock will be fixed at            shares. To the extent that the volume-weighted trading price of the common stock during the determination period is less that $           per share, additional shares of common stock would be issued upon conversion in an amount sufficient to provide holders of the Existing Junior Convertible Preferred Stock with value equal to the liquidation preference of $1,650 per share of such preferred stock. No regular dividend is payable on shares of Existing Junior Convertible Preferred Stock but, until the conversion date and subject to certain exceptions, any dividends declared on the common stock must be shared pro rata with shares of Existing Junior Convertible Preferred Stock on an as converted basis.

In addition, shares of our Existing Junior Convertible Preferred Stock convert into shares of common stock upon the occurrence of certain other events, including a change in control of the company.

Each holder of our Existing Junior Convertible Preferred Stock is entitled to vote together with the holders of outstanding shares of common stock, together as a single class, with respect to all matters submitted to common stockholders for their consideration. In addition, holders of our Existing Junior Convertible Preferred Stock have certain rights to nominate directors to our board, as set forth in our Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Warrants

Concurrently with the consummation of the VWR Acquisition, we issued an aggregate of 1,422,045 warrants at an exercise price of $0.01, all of which remain currently outstanding as of the date of this prospectus. Pursuant to the terms of the warrants, these warrants will be exercisable into shares of our common stock following the consummation of this offering.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of                , which would apply if and so long as our common stock remains listed

on                , require stockholder approval of certain issuances equal to or exceeding     % of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least     % of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that New Mountain Capital and its affiliates and any of its direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when New Mountain Capital and its affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to certain of our existing shareholders pursuant to contractual agreements in effect on or prior to this offering, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when New Mountain Capital and its affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, that New Mountain Capital and its affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These notice requirements will not apply to New Mountain Capital and its affiliates for as long as their stockholders agreement with us is in effect and/or New Mountain Capital and its affiliates hold, in the aggregate, at least     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to New Mountain Capital and its affiliates for as long as their stockholders agreement with us is in effect and/or New Mountain Capital and its affiliates hold, in the aggregate, at least     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once New Mountain Capital and its affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as New Mountain Capital and its affiliates own, in the aggregate, at least     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when New Mountain Capital and its affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that once New Mountain Capital and its affiliates own less than     % of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to us or our stockholders, creditors or other constituents, (iii) action asserting a claim against us or any of our directors or officess arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of New Mountain Capital and its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that New Mountain Capital or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                .

Listing

We have applied to have our common stock approved for listing on                under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have a total of                  shares of our common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Upon the conversion of our Existing Junior Convertible Preferred Stock 90 days after the closing of this offering, we will have an additional                  shares of our common stock outstanding. The number of shares of common stock issuable upon the conversion of our Existing Junior Convertible Preferred Stock could increase depending on the market price of our common stock. See “Description of Capital Stock—Preferred Stock—Existing Junior Convertible Preferred Stock.” Of the outstanding shares of common stock, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including affiliates of New Mountain Capital and affiliates of Goldman Sachs), may be sold only in compliance with the limitations described below.

The                  shares of common stock held by affiliates of New Mountain Capital and affiliates of Goldman Sachs and certain of our directors and executive officers after this offering and the conversion of our Existing Junior Convertible Preferred Stock, representing         % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and 701 under the Securities Act, which subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, and conversion of our Existing Junior Convertible Preferred Stock, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have a total of            shares of common stock outstanding (            shares if the underwriters exercise in full their option to purchase additional shares). Upon the conversion of our Existing Junior Convertible Preferred Stock 90 days after the closing of this offering, we will have a total of              shares of our common stock outstanding. In addition, options and warrants to purchase an aggregate of approximately            shares of our common stock will be outstanding as of the consummation of this offering. Of the outstanding shares, the            shares sold in this offering (or            shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including affiliates of New Mountain Capital and affiliates of Goldman Sachs), may be sold only in compliance with the limitations described below.

The             shares of common stock held by affiliates of New Mountain Capital and affiliates of Goldman Sachs and by certain of our directors and executive officers after this offering, representing    % of the total outstanding shares of our common stock following this offering and the conversion of our Existing Junior Preferred Stock, will be deemed “restricted securities” under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below. In addition, shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under the 2019 Equity Incentive Plan to be adopted in connection with this offering.

The Stockholders Agreement imposes certain restrictions on transfers of shares of our common stock held by the parties thereto. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering (or            shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and certain holders of our outstanding common stock prior to this offering will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of             . See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

Registration Rights

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

Following completion of this offering and the conversion of our Existing Junior Convertible Preferred Stock, the shares of our common stock covered by registration rights would represent approximately    % of our outstanding common stock (or    %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates and restrictions in the Stockholders Agreement.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the Legacy Avantor Plan, the Vail Plan and the 2019 Equity Incentive Plan to be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 relating to the outstanding rollover options, restricted stock, restricted stock units and performance stock units issued under the Legacy Avantor Plan, the Vail Plan and the 2019 Equity Incentive Plan will cover            shares.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary relates only to shares of common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that, for United States federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the shares of common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

Cash distributions on shares of our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service, or IRS, Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not, and do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder and the amount of any tax withheld with respect to such dividends generally will be reported to the IRS, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional FATCA Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We have entered into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers, directors and certain holders of our common stock prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                     . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the                      under the symbol “                ”. In order to meet one of the requirements for listing the common stock on the                 , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of          beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Certain affiliates of Goldman Sachs & Co. LLC (i) will receive more than 5% of the net proceeds of this offering due to the redemption of outstanding shares of our Existing Senior Preferred Stock with the net proceeds of this offering, (ii) own greater than 10% of our outstanding preferred stock and (iii) currently have two director appointees on our Board and, following this offering will have the right to continue to appoint one director to our board pursuant to rights under the Stockholders Agreement, as well as other rights. See “Certain Relationships and Related Party Transactions.” Therefore, Goldman Sachs & Co. LLC is deemed to have a conflict of interest within the meaning of Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121 Goldman Sachs & Co. LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC acted as initial purchasers in connection with the offering of both our Senior Secured Notes and our Senior Unsecured Notes. An affiliate of Goldman Sachs & Co. LLC was engaged as a financial advisor in connection with the VWR Acquisition and acts as a joint lead arranger, joint bookrunner and administrative agent in connection with our Senior Secured Credit Facilities. In addition, an affiliate of Goldman Sachs continues to serve as administrative agent and is a lender under our Senior Secured Credit Facilities. An affiliate of J.P. Morgan Securities LLC acts as joint lead arranger and joint lead bookrunner in connection with our Senior Secured Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of VWR Corporation as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect these reports and other information without charge at a website maintained by the Securities and Exchange Commission. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at the address noted above or inspect them without charge at the Securities and Exchange Commission’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

AVANTOR, INC.
Glossary	F-2
Audited Consolidated Financial Statements of Avantor, Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Income or Loss	F-6
Consolidated Statements of Stockholders’ Equity or Deficit	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Audited Consolidated Financial Statements	F-9

Unaudited Condensed Consolidated Financial Statements of Avantor, Inc. as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017
Consolidated Balance Sheets	F-53
Consolidated Statements of Operations	F-54
Consolidated Statements of Comprehensive Income or Loss	F-55
Consolidated Statements of Stockholders’ Deficit	F-56
Consolidated Statements of Cash Flows	F-57
Notes to the Unaudited Condensed Consolidated Financial Statements	F-58

VWR CORPORATION
Glossary	F-68
Audited Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016
Report of Independent Registered Public Accounting Firm	F-69
Consolidated Balance Sheets	F-70
Consolidated Income Statements	F-71
Consolidated Statements of Comprehensive Income or Loss	F-72
Consolidated Statements of Redeemable Equity and Stockholders’ Equity	F-73
Consolidated Statements of Cash Flows	F-74
Notes to the Audited Consolidated Financial Statements	F-75
Unaudited Condensed Consolidated Financial Statements as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 and 2016
Condensed Consolidated Balance Sheets	F-105
Condensed Consolidated Income Statements	F-106
Condensed Consolidated Statements of Comprehensive Income or Loss	F-107
Condensed Consolidated Statements of Redeemable Equity and Stockholders’ Equity	F-108
Condensed Consolidated Statements of Cash Flows	F-109
Notes to the Unaudited Condensed Consolidated Financial Statements	F-110

Unaudited Pro Forma Condensed Statement of Operations of Avantor, Inc. for the year ended December 31, 2017	F-124

Avantor, Inc. and subsidiaries

Glossary

Description
we, us, our	Avantor, Inc., its subsidiaries and certain predecessors
2017 Plan	the Avantor, Inc. (f/k/a Vail Holdco Corp) Equity Incentive Plan, a share-based compensation plan
AA	accumulated amortization
AMEA	Asia, Middle-East and Africa
AOCI	accumulated other comprehensive income or loss
Avantor S.A.	Avantor Performance Materials Holdings, S.A. and subsidiaries
cGMP	current good manufacturing practices as defined by the United States Food and Drug Administration
CPEC	convertible preferred equity certificate
EBITDA	earnings before interest, income taxes, depreciation and amortization, which is not a financial performance metric but presented to illustrate the development of Management EBITDA
EURIBOR	the basic rate of interest used in lending between banks on the European Union interbank market
FASB	the Financial Accounting Standards Board of the United States
GAAP	United States generally accepted accounting principles
Goldman Sachs	an investment banking firm and its affiliates
LIBOR	the basic rate of interest used in lending between banks on the London interbank market
LIFO	last in, first out method of removing items from inventory
Management EBITDA	EBITDA adjusted for certain other items, a non-GAAP measurement that is also our segment profitability measurement under GAAP
New Mountain Capital	a private equity investor and its affiliates
NuSil	NuSil Acquisition Corp, NuSil Investments LLC and subsidiaries, a business organization with which we merged in 2016
NuSil Investors	NuSil LLC and NuSil 2.0 LLC, former owners of NuSil that are controlled by its former management
PSP Investments	a pension investment manager and its affiliates
SAR	stand-alone appreciation right
SEC	the United States Securities and Exchange Commission
TRA	tax receivable agreement
VWR	VWR Corporation and its subsidiaries

The accompanying financial statements give effect to a segment change, described in note 2 to the financial statements, which occurred in the fourth quarter of 2018. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon issuance of financial statements for the period which will cover the effectiveness of the segment change and, assuming that from February 8, 2019 to the date of such completion, no other material events have occurred that would affect the accompanying financial statements or disclosures therein.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 8, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Avantor, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avantor, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income or loss, stockholders’ equity or deficit, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Philadelphia, Pennsylvania

March    , 2019

We have served as the Company’s auditor since 2010.

Avantor, Inc. and subsidiaries

Consolidated balance sheets

	December 31,
(in millions)	2017	2016
Assets
Current assets:
Cash and cash equivalents	$185.4	$62.9
Accounts receivable, net of allowances of $7.3 and $7.3	875.0	87.9
Inventory	695.1	122.2
Other current assets	78.3	19.0

Total current assets	1,833.8	292.0
Property, plant and equipment, net of accumulated depreciation of $170.5 and $136.9	663.5	204.0
Customer relationships, net of accumulated amortization of $181.7 and $132.4	4,490.0	305.6
Other finite-lived intangible assets, net of accumulated amortization of $63.5 and $47.6	407.0	43.5
Indefinite-lived tradenames	92.3	92.3
Goodwill	2,847.3	186.1
Other assets	112.6	12.3

Total assets	$10,446.5	$1,135.8

Liabilities, redeemable equity and stockholders’ deficit
Current liabilities:
Current portion of debt	$109.0	$13.7
Accounts payable	542.0	48.0
Other current liabilities	453.3	74.2

Total current liabilities	1,104.3	135.9
Debt, net of current portion	7,008.8	1,282.4
Deferred income tax liabilities	1,051.1	165.8
Other liabilities	312.7	62.3

Total liabilities	9,476.9	1,646.4

Commitments and contingencies, see note 12
Redeemable equity:
Series A preferred stock at redemption value, 2.0 shares outstanding, liquidation value $2,027.8	2,027.8	—
Junior convertible preferred stock, 1.7 shares outstanding, liquidation value $2,722.5	1,562.0	—

Total redeemable equity	3,589.8	—

Stockholders’ deficit:
Common stock including paid-in capital, 26.5 and 46.0 shares outstanding	(2,490.3)	(338.8)
Accumulated deficit	(156.3)	(5.7)
Accumulated other comprehensive income (loss)	26.4	(30.4)

Avantor, Inc. stockholders’ deficit	(2,620.2)	(374.9)
Deficit of noncontrolling interests	—	(135.7)

Total stockholders’ deficit	(2,620.2)	(510.6)

Total liabilities, redeemable equity and stockholders’ deficit	$10,446.5	$1,135.8

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Consolidated statements of operations

	Year ended December 31,
(in millions, except per share data)	2017		2016	2015
Net sales		$1,247.4	$691.3	$636.9
Cost of sales		814.6	371.6	374.7

Gross profit		432.8	319.7	262.2
Selling, general and administrative expenses		449.7	281.5	200.6
Fees to New Mountain Capital		193.5	28.3	1.0

Operating (loss) income		(210.4)	9.9	60.6
Interest expense		(257.3)	(80.3)	(30.6)
Other income (expense), net		7.5	(0.2)	(0.2)

(Loss) income before income taxes		(460.2)	(70.6)	29.8
Income tax benefit (expense)		314.9	(10.1)	(17.1)

Net (loss) income		$(145.3)	$(80.7)	$12.7

Net (loss) income		$(145.3)	$(80.7)	$12.7
Net loss attributable to noncontrolling interests		(32.6)	(38.3)	(8.9)

Net (loss) income attributable to Avantor, Inc.		(112.7)	(42.4)	21.6
Accumulation of yield on series A preferred stock		(27.8)	—	—
Adjustment of series A preferred stock to redemption value		(274.4)	—	—

Net (loss) income available to common stockholders of Avantor, Inc.		$(414.9)	$(42.4)	$21.6

Earnings or loss per share information:
(Loss) earnings per share:
Basic		$(13.73)	$(1.39)	$0.71
Diluted		(13.73)	(1.39)	0.64
Weighted average shares outstanding:
Basic		30.2	30.5	30.5
Diluted		30.2	30.5	33.5
Pro forma loss per share, basic and diluted (unaudited)	$

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Consolidated statements of comprehensive income or loss

	Year ended December 31,
(in millions)	2017	2016	2015
Net (loss) income	$(145.3)	$(80.7)	$12.7

Other comprehensive income (loss):
Foreign currency translation — unrealized gain (loss)	71.0	(6.0)	(9.8)
Derivative instruments:
Unrealized gain	0.3	—	—
Reclassification of loss into earnings	0.1	—	—
Defined benefit plans:
Unrealized gain	2.2	5.0	2.3
Reclassification of (gain) loss into earnings	(3.2)	(2.2)	0.2

Other comprehensive income (loss) before income taxes	70.4	(3.2)	(7.3)
Income tax benefit (expense)	0.1	(0.7)	(0.4)

Other comprehensive income (loss)	70.5	(3.9)	(7.7)

Comprehensive (loss) income	(74.8)	(84.6)	5.0
Comprehensive loss attributable to noncontrolling interests	(29.4)	(39.3)	(8.9)

Comprehensive (loss) income attributable to Avantor, Inc.	$(45.4)	$(45.3)	$13.9

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Consolidated statements of stockholders’ equity or deficit

	Avantor, Inc.					Non- controlling interest	Total
(in millions)	Combined deficit	Common stock including paid-in capital	Accu- mulated deficit	AOCI	Total
Balance at December 31, 2014	$(29.1)	$—	$—	$(32.5)	$(61.6)	$128.5	$66.9
Distributions, see note 14	—	—	—	—	—	(2.3)	(2.3)
Comprehensive income (loss)	21.6	—	—	(7.7)	13.9	(8.9)	5.0
Share-based compensation expense	2.9	—	—	—	2.9	6.3	9.2
Adjustment of CPECs to redemption value	(692.4)	—	—	—	(692.4)	—	(692.4)
Other	(0.7)	—	—	—	(0.7)	—	(0.7)

Balance at December 31, 2015	(697.7)	—	—	(40.2)	(737.9)	123.6	(614.3)
Distributions, see note 14	(31.9)	(81.0)	—	—	(112.9)	(45.8)	(158.7)
Comprehensive loss	(36.7)	—	(5.7)	(2.9)	(45.3)	(39.3)	(84.6)
Share-based compensation expense	79.8	1.1	—	—	80.9	1.9	82.8
Adjustment of CPECs to redemption value	(1,177.1)	—	—	—	(1,177.1)	—	(1,177.1)
Conversion of CPECs	1,512.9	—	—	—	1,512.9	—	1,512.9
Effects of legal entity restructuring, see note 14	340.6	(260.4)	—	12.7	92.9	(175.6)	(82.7)
Other	10.1	1.5	—		11.6	(0.5)	11.1

Balance at December 31, 2016	—	(338.8)	(5.7)	(30.4)	(374.9)	(135.7)	(510.6)
Issuance of warrants, net of fees	—	90.8	—	—	90.8	—	90.8
Distributions, see note 14	—	(1,539.5)	—	—	(1,539.5)	(162.4)	(1,701.9)
Comprehensive (loss) income	—	—	(112.7)	67.3	(45.4)	(29.4)	(74.8)
Share-based compensation expense	—	31.6	—	—	31.6	0.2	31.8
Effects of legal entity restructuring, see note 14	—	(432.2)	(37.9)	(10.5)	(480.6)	327.0	(153.6)
Adjustment of series A preferred stock to redemption value	—	(274.4)	—	—	(274.4)	—	(274.4)
Accumulation of yield on series A preferred stock	—	(27.8)	—	—	(27.8)	—	(27.8)
Other	—	—	—	—	—	0.3	0.3

Balance at December 31, 2017	$—	$(2,490.3)	$(156.3)	$26.4	$(2,620.2)	$—	$(2,620.2)

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Consolidated statements of cash flows

	Year ended December 31,
(in millions)	2017	2016	2015
Cash flows from operating activities:
Net (loss) income	$(145.3)	$(80.7)	$12.7
Reconciling adjustments:
Depreciation and amortization	99.2	60.3	60.7
Share-based compensation expense	48.2	98.7	18.7
Deferred income tax (benefit) provision	(430.6)	(30.7)	0.5
Loss on extinguishment of debt	56.4	19.9	—
Changes in assets and liabilities:
Accounts receivable	14.1	(7.9)	(6.8)
Inventories	24.0	(13.0)	5.4
Accounts payable	31.8	5.5	(4.2)
Transition tax liability	158.8	—	—
Other assets and liabilities	(44.8)	3.9	18.9
Other	20.7	16.9	18.7

Net cash (used in) provided by operating activities	(167.5)	72.9	124.6

Cash flows from investing activities:
Capital expenditures	(25.2)	(29.9)	(20.9)
Cash paid for acquisitions, net of cash acquired	(6,660.7)	—	(14.5)
Other	9.9	—	—

Net cash used in investing activities	(6,676.0)	(29.9)	(35.4)

Cash flows from financing activities:
Issuance of series A preferred stock and warrants, net of fees	$1,816.4	—	$—
Issuance of junior convertible preferred stock, net of fees	1,232.6	—	—
Debt borrowings	9,249.5	1,600.6	8.1
Debt repayments	(3,290.6)	(703.7)	(92.3)
Redemption of CPECs	—	(702.2)	(0.4)
Cash paid for debt financing costs	(318.6)	(56.4)	—
Distributions, see note 14	(1,701.9)	(158.7)	(2.3)
Payments of contingent consideration	(22.7)	(29.3)	—
Other	0.3	6.2	(0.7)

Net cash provided by (used in) financing activities	6,965.0	(43.5)	(87.6)

Effect of currency rate changes on cash	1.0	(0.7)	(1.3)

Net increase (decrease) in cash and cash equivalents	122.5	(1.2)	0.3
Cash, cash equivalents and restricted cash, beginning of year	66.0	67.2	66.9

Cash, cash equivalents and restricted cash, end of year	$188.5	$66.0	$67.2

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$31.5	$28.6	$9.6
Cash paid for interest	137.2	54.9	26.8

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Notes to consolidated financial statements

1.	Organization, consolidation and presentation of financial statements

We are a global manufacturer, distributor and service provider that develops integrated solutions for the biopharmaceutical, healthcare, education & government and advanced technologies & applied materials industries. We have operations in more than 30 countries and a diverse portfolio that includes approximately six million products. We strive to enable customer success through innovation, cGMP manufacturing and comprehensive service offerings.

We are controlled by a group of investors led by New Mountain Capital. New investors joined the group in 2017 through significant investments in our preferred stock.

Basis of presentation

Avantor, Inc. is the latest in a succession of three reporting entities for the business known as “Avantor,” the two predecessors being Avantor Funding, Inc. and the combination of Avantor S.A. and NuSil. The financial statements are presented for all periods as being those of our current parent company, Avantor, Inc., due to New Mountain Capital’s continuous control of all those companies.

On November 21, 2017 and September 30, 2016, we restructured our legal organization to facilitate two significant combinations with VWR and NuSil, respectively. As a result, the reported entities vary across the periods presented. The following chart depicts the reported entities in black and provides selected ownership percentages as if the junior convertible preferred stock and all other convertible securities were converted into common stock:

On November 21, 2017, we acquired VWR (see note 20). Under GAAP, the financial results of VWR are included since its acquisition on November 21, 2017.

On September 30, 2016, we combined with NuSil (see note 20). Since both entities were controlled by New Mountain Capital, our historical financial statements have been combined with NuSil’s into a single comparative presentation for all periods presented, with paid-in capital and accumulated deficit presented as a single combined deficit prior to the combination.

We evaluated subsequent events through February 8, 2019, the date on which the financial statements were available to be issued.

Principles of consolidation and combination

All intercompany balances and transactions among the consolidated and combined companies have been eliminated from the financial statements.

Use of estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported throughout the financial statements. Actual results could differ from those estimates.

We have provided additional disclosures about the following significant estimates. For each of these items, it is at least reasonably possible that a change in estimate will occur in the near term:

•	The fair value of reporting units and asset groups tested for impairment in note 5;

•	The valuation allowance on deferred tax assets in note 19;

•	Key assumptions used to measure our defined benefit plans in note 16;

•	The likelihood of occurrence of loss contingencies in note 12; and

•	Other accounts measured at fair value based on unobservable inputs in note 21.

2.	Summary of significant accounting policies

Earnings or loss per share

Earnings or loss per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the reporting period. Net income or loss available to common stockholders includes the accumulation of dividends and changes to redemption value of preferred stocks and excludes net income or loss attributable to noncontrolling interests.

The basis for determining basic earnings or loss per share varies across the periods due to the changes in the reported entity described in note 1:

•	For periods since November 21, 2017, it is calculated under a two-class method based on the weighted average number of outstanding shares of Avantor, Inc. common stock during the reporting period.

•

For the period September 30, 2016 to November 20, 2017, it is based on the weighted average number of outstanding shares of Avantor Funding, Inc. class A common shares during the reporting period. Class B common shares of Avantor Funding, Inc. are not included because they did not participate in earnings.

•

For periods prior to September 30, 2016, it is based on the number of outstanding shares of Avantor Funding, Inc. class A common stock issued on September 30, 2016 because the combined presentation of entities under common control does not include a unified capital structure.

•	For periods spanning more than one of the above, it is based on the weighted average of the results determined from those approaches.

The two-class method is applied in periods since November 21, 2017 because junior convertible preferred stockholders and warrant holders participate in dividends with the common stockholders. The two-class method is an earnings allocation formula that works as follows:

•

In periods of net income available to common stockholders, earnings are allocated to the holders of common stock, junior convertible preferred stock and warrants based on their respective weighted average common shares outstanding during the period on an as-converted basis. Diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

•

In periods of net loss available to common stockholders, the entire loss is allocated to the common stockholders. No effect is given to the junior convertible preferred stockholders or the warrant holders because they do not participate in losses.

Diluted earnings or loss per share reflects the potential dilution that could occur if convertible stock, stock options, warrants and other instruments were converted into shares of common stock. In periods of net loss available to common stockholders, diluted calculations are equal to basic calculations because the inclusion of convertible securities would be anti-dilutive.

Segment reporting

We report based on three geographic segments based on customer location: Americas, Europe and AMEA. With the acquisition of VWR in November 2017, we made a strategic decision to manage our combined business geographically to improve our focus on growing regions. We have been transitioning our operations and financial reporting to align to that strategy. The transition included reorganizing the management team, implementing new processes, systems and internal controls and designing new internal reports for our Chief Executive Officer to manage the business. We completed this transition during the fourth quarter of 2018 and have retrospectively presented the segment information in these financial statements. We determined that our operating segments are the same as our reportable segments. Our Chief Executive Officer evaluates segment profitability using Management EBITDA.

We disclose geographic data for countries contributing more than 10% to consolidated net sales based on the location of the customer. Only one country, the United States, is disclosed on that basis. We also disclose net sales for Germany because we expect their net sales to exceed 10% of the consolidated total in future years as well as certain regional data because of differences in geopolitical and / or competitive conditions. We disclose property and equipment by geographic area because many of these assets cannot be readily moved and are illiquid, subjecting them to geographic risk. None of our other long-lived assets are subject to significant geopolitical risk. None of our customers contributed more than 10% to our net sales. We determined that disclosing net sales for groups of similar products was impracticable for the periods presented, but implementation work for the new revenue recognition standard made this practicable beginning January 1, 2018. We do not manage total assets on a segment basis.

Cash and cash equivalents

Cash equivalents are comprised of highly-liquid investments with original maturities of three months or less. Bank overdrafts are classified as current liabilities, and changes to bank overdrafts are presented as a financing activity on our consolidated statements of cash flows.

Accounts receivable and allowance for doubtful accounts

Substantially all of our accounts receivable are trade accounts that are recorded at the invoiced amount and generally do not bear interest. Accounts receivable are presented net of an allowance representing our estimate of amounts that will not be collected or sales that will be returned to us. We consider many factors in estimating our reserve including the age of our receivables, historical collections experience, customer types, creditworthiness and economic trends. Account balances are written off against the allowance when we determine it is probable that the receivable will not be recovered. Accounts receivable are also presented net of rebates in cases where we have the ability and intent to settle those rebates against collections on receivables.

Inventory

Inventory consists of merchandise inventory related to our distribution business, finished goods related to our manufacturing business, raw materials and work in process. Goods are removed from inventory as follows:

•	Merchandise inventory purchased by certain U.S. subsidiaries using the LIFO method.

•	All other merchandise inventory using the first-in, first-out method.

•	Manufactured inventories using an average cost method.

Inventory is valued at the lower of cost or net realizable value. Cost for manufactured goods is determined using standard costing methods to estimate raw materials, labor and overhead consumed. Variances from actual cost are recorded to inventory at period-end. Cost for other inventory is based on amounts invoiced by suppliers plus freight. If net realizable value is less than carrying value, we reduce the carrying amount to net realizable value and record a loss in cost of sales.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is recognized using the straight-line method over estimated useful lives of 3 to 40 years for buildings and related improvements, 3 to 20 years for machinery and equipment, and 3 to 10 years for capitalized software. Leasehold improvements are depreciated on a straight-line basis over the shorter of the estimated useful lives of the assets or the estimated remaining life of the lease. Depreciation expense is classified as cost of sales, selling, general and administrative expense or research and development expense based on the use of the underlying asset. Property, plant and equipment held under capital leases were not material for any periods presented.

Impairment of long-lived assets

Long-lived assets include property, plant and equipment, finite-lived intangible assets and certain other assets. For impairment testing purposes, long-lived assets may be grouped with working capital and other types of assets or liabilities if they generate cash flows on a combined basis.

We evaluate long-lived assets or asset groups for impairment whenever events or changes in circumstances indicate a potential inability to recover their carrying amounts. Impairment is determined by comparing their carrying value to their estimated undiscounted future cash flows. If assets or asset groups are impaired, the loss is measured as the amount by which their carrying values exceed their fair values.

Goodwill and other intangible assets

Goodwill represents the excess of the price of an acquired business over the aggregate fair value of its net assets. Other intangible assets consist of both finite- and indefinite-lived intangible assets.

Goodwill and other indefinite-lived intangible assets are tested annually for impairment on October 1 of each year. Goodwill impairment testing is performed at the reporting unit level. Our reporting units at October 1, 2017 were (i) biopharmaceuticals, (ii) research and diagnostics and (iii) biomaterials and advanced technologies. These reporting units were strategic areas of our business for which discrete financial information was available and reviewed by our segment management prior to the acquisition of VWR.

Effective October 1, 2018 with the establishment of geographic segments as described above, we qualitatively assessed that the prior reporting units were not impaired and allocated goodwill to three newly established reporting units aligned to those segments.

All of our intangible assets, including goodwill, are tested for impairment whenever an impairment indicator arises. Examples of impairment indicators include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts or anticipated acts by governments and courts.

The impairment analysis for goodwill and indefinite-lived intangible assets consists of an optional qualitative assessment potentially followed by a quantitative analysis. If we determine that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the excess.

Indefinite-lived intangible assets are not amortized. Annually, we evaluate whether these assets continue to have indefinite lives, considering whether they have any legal, regulatory, contractual, competitive or economic limitations and whether they are expected to contribute to the generation of cash flows indefinitely.

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis, with customer relationships amortized over lives of 10 to 20 years, developed technology amortized over lives of three to 20 years and other finite-lived intangible assets amortized over lives of two to 20 years. Amortization expense is classified in selling, general and administrative expenses. We reevaluate the estimated useful lives of our finite-lived intangible assets annually.

The impairment analysis for finite-lived intangible assets is performed in the same way as for our other long-lived assets.

Restructuring and severance charges

We have been realizing commercial and cost synergies from the acquisition of VWR, the combination of NuSil and other initiatives. To realize those synergies, we implement restructuring and severance plans. Those plans are designed to improve gross margins and reduce operating costs over time. We typically incur upfront charges to implement those plans related to employee severance, facility closure and other actions:

•

Severance and related — Severance programs can be voluntary or involuntary. Voluntary severances are recorded at their reasonably estimated amount when associates accept severance offers. Involuntary severances covered by plan or statute are recorded at estimated amounts when probable and reasonably estimable. Significant judgment is required to determine probability and whether the amount can be reasonably estimated. Involuntary severances requiring continuing service are recognized at fair value as of the termination date and recognized on a straight-line basis over the service period. Other involuntary severances are recognized at fair value on the date we notify associates of the severance plan.

•	Facility closure — Charges to close facilities are recognized on the date we cease using the facilities and are recorded net of any rental income we are permitted to earn.

•	Other — Other charges may be incurred to write down assets, divest businesses or for other reasons. Any such charges are accounted for in accordance with applicable other GAAP.

Accrued restructuring and severance charges are included on the balance sheet in other current liabilities if we anticipate settlement within one year, otherwise they are included in other liabilities.

Contingencies

Our business exposes us to various contingencies including costs to comply with environmental regulations, legal exposures and other regulatory matters. Loss contingencies are reflected in the financial statements based on our assessments of their expected outcome or resolution:

•	They are recognized as liabilities on our balance sheet and disclosed if the potential loss is material and is considered probable and the amount can be reasonably estimated.

•	They are only disclosed if the potential loss is material and is considered reasonably possible.

Significant judgment is required to determine probability and whether the amount can be reasonably estimated. Due to uncertainties related to these matters, accruals are based only on the information available at the time. As additional information becomes available, we reassess potential liabilities and may revise our previous estimates.

Debt

Borrowings under lines of credit are stated at their face amount. Borrowings under term debt are stated at their face amounts net of unamortized deferred financing costs, including any original issue discounts or premiums.

The accounting for financing costs depends on whether debt is newly issued, extinguished or modified. That determination is made on an individual lender basis. When new debt is issued, financing costs and discounts are deferred and recognized as interest expense through maturity of the debt. When debt is extinguished, unamortized deferred financing costs and discounts are written off as interest expense. When debt is modified, new financing costs and prior unamortized deferred financing costs may be either (i) immediately recognized as interest expense or selling, general and administrative expense or (ii) deferred and recognized as interest expense through maturity of the modified debt, depending on the type of cost and whether the modification was substantial or insubstantial.

Borrowings and repayments under lines of credit are short-term in nature and presented on the statement of cash flow on a net basis. Capital lease obligations were not material for any periods presented.

Redeemable equity and stockholders’ equity or deficit

Redeemable equity includes ownership interests that are redeemable or become redeemable in a way that is not solely within our control. Redeemable equity is initially recorded at fair value net of issuance costs and subsequently stated at its redemption value unless the redemption feature is triggered by a contingency that is not probable of occurring. Any such adjustments are offset to common stock including paid-in capital. Redeemable equity is presented between the liabilities and stockholders’ equity or deficit sections of the balance sheet.

The following table presents key facts and policies for redeemable equity instruments:

Included in net income or loss available to common stockholders
	Issuer	Classification	Yield	Adjustments to redemption value
Series A preferred stock	Avantor, Inc.	Preferred	Yes	Yes
Junior convertible preferred stock	Avantor, Inc.	Preferred	—	—
CPECs	Avantor S.A.	Common	—	No

Stockholders’ equity or deficit includes nonredeemable ownership interests. Common stock is presented at par value plus additional paid-in amounts net of issuance costs. Disclosures about certain classes of stock are provided in the footnotes and not stated separately on the balance sheet or statement of stockholders’ equity when those presentations are not deemed to be material.

Distributions are accounted for as reductions to common stock including paid-in capital and are classified as financing activities on the statement of cash flows.

For certain periods presented, a portion of the consolidated comprehensive income or loss of Avantor Holdings LP and NuSil was allocated to the noncontrolling interest based on its ownership percentage. Distributions and other changes to stockholders’ equity, such as those arising from share-based compensation, were attributed to the noncontrolling interest based on actual amounts.

Upon issuance, paid-in capital is allocated between host stock instruments and detachable warrants on a relative fair value basis.

Revenue recognition

We record product sales on a gross basis when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectibility of the resulting receivable is reasonably assured. Title and risk of loss is transferred at the time of shipment or upon delivery to customers, depending upon the terms of the arrangement with the customer. Products are delivered without post-sale obligations to the customer.

Sales and accounts receivable are reported net of estimated returns and sales discounts. Sales are reported net of customer rebates, which are classified net within accounts receivable when there is right of offset or otherwise within other liabilities until paid. Cost of sales is reported net of supplier rebates, which are classified as other assets until received. We record shipping and handling charges billed to customers in net sales and record shipping and handling costs in cost of goods sold for all periods presented. Service revenues are not currently material to the financial statements.

We adopted new revenue recognition guidance effective January 1, 2018. See note 3 for additional information.

Classification of expenses

Cost of sales includes the cost of the product, depreciation of production assets, supplier rebates, shipping and receiving charges and inventory adjustments. For manufactured products, the cost of the product includes direct and indirect manufacturing costs, plant administrative expenses and the cost of raw materials consumed in the manufacturing process.

Selling, general and administrative expenses include personnel and facility costs, amortization of intangible assets, depreciation of non-production assets, advertising expense, promotional charges and other charges related to our global operations.

Research and development costs are expensed as incurred. They include personnel costs, allocated overhead and occupancy costs, sample and prototype manufacturing costs, contract services and other costs to research and develop new products.

Employee benefit plans

Some of our employees participate in defined benefit plans that we sponsor. We present these plans as follows due to their differing geographies, characteristics and actuarial assumptions:

•

U.S. plans — Three plans based in the United States, including a defined benefit plan for certain union employees and two defined benefit plans we acquired from VWR in 2017. The U.S. plans are frozen with no accrual of future pension benefits for participating employees.

•	Non-U.S. plans — Seventeen plans for our employees around the world, eleven of which we acquired from VWR in 2017.

•	Medical plans — Two post-retirement medical plans for certain employees in the United States, one of which we acquired from VWR in 2017.

We sponsor a number of other defined benefit plans around the world that are not material to our financial statements individually or in the aggregate. Defined contribution and other employee benefit plans are not material to the financial statements.

The cost of our defined benefit plans is incurred systematically over expected employee service periods. We use actuarial methods and assumptions to determine expense each period and the value of projected benefit obligations. Actuarial changes in the projected value of defined benefit obligations are deferred to AOCI and recognized in earnings systematically over future periods. The portion of cost attributable to continuing employee service is included in operating income or loss. The rest of the cost is included in other income or expense, net.

Share-based compensation expense

Some of our management and directors are compensated with share-based awards. We currently sponsor the 2017 Plan, an active plan with awards currently available for issuance. Other awards were issued under legacy plans sponsored by Avantor Funding, Inc., NuSil and the NuSil Investors; no new awards are being issued under any of those plans.

The accounting treatment of share-based awards is summarized as follows:

Accounting treatment
Stock options	Awards are equity-classified and recognized ratably over service periods based on their grant-date fair value
Optionholder awards	Awards are liability-classified and recognized ratably over service periods based on their fair value on a stock option modification date
Phantom units	Awards are liability-classified with expense recognized at fair value on a recurring basis
SARs	Awards are equity-classified with expense pushed down from a NuSil investor to state the awards at fair value on a recurring basis
Mirror units

Awards are treated as permanent equity since September 2016. Prior to September 2016, awards were liability-classified with expense pushed down from a NuSil investor to state the awards at fair value on a recurring basis

Stock options

We measure the expense of stock options based on their grant-date fair values. These awards typically vest with continuing service, so expense is recognized on a straight-line basis from the date of grant through the end of the requisite service period. We recognize expense based on the number of awards ultimately expected to vest by use of an estimated forfeiture rate. The estimated forfeiture rate is based on historical data for the employee group awarded options and expected employee turnover rates, which management reevaluates each period. We typically issue new shares of common stock upon exercise or vesting of awards.

The grant-date fair value of stock options is measured using a closed-form pricing model using assumptions based on the terms of each stock option agreement, the expected behavior of grant recipients and peer company data. We have limited historical data about our own awards upon which to base our assumptions. Expected volatility is calculated based on the observed equity volatility for a peer group over a period of time equal to the expected life of the stock options. The risk-free interest rate is based on U.S. Treasury observed market rates continuously compounded over the duration of the expected life. The expected life of stock options is estimated as the midpoint of the weighted average vesting period and the contractual term.

Optionholder awards

Optionholder awards are rights for holders of stock options to receive cash with continuing service. Those rights are granted by our board of directors in accordance with anti-dilution provisions contained in the stock option agreements.

We account for optionholder awards as a modification of stock options. On the modification date, we estimate the value of the anti-dilution clause included in the grant-date fair value of stock options. We reclassify this amount from the grant-date fair value of the equity award to the value of the optionholder award and add any additional amount needed to arrive at the total grant-date fair value of the optionholder award, which is its cash value. That value is recognized as expense on a straight-line basis over the same remaining schedule as the underlying stock options.

Optionholder expense is classified as share-based compensation because its value is based in part on a portion of the underlying stock option that was reclassified from equity. Optionholder award liabilities are payable in cash the quarter after each vesting date and are classified as other current liabilities.

Phantom units, SARs and mirror units

Phantom units were issued to our employees by a consolidated subsidiary and can only be settled in cash. They follow an employee payment model, requiring classification as a liability that is measured at fair value at the end of each reporting period. Changes to fair value are recognized as cumulative adjustments to expense each period.

SARs were issued to our employees by a NuSil investor. They follow a non-employee payment model, requiring classification as contributed capital that is measured at fair value at the end of each reporting period. That contribution was included in the noncontrolling interest until it was derecognized in November 2017 in connection with a legal entity restructuring. Since then, the contribution has been included within the common stock including paid-in capital. Changes to fair value are recognized as cumulative adjustments to expense each period.

Mirror units were issued to our employees by a NuSil investor but are designed to mirror the rights and privileges of an instrument that a NuSil investor holds in a member of our consolidated group. Prior to September 2016, these units mirrored an instrument that only entitled the holder to a cash payment, requiring classification as a liability that was measured at fair value at the end of each reporting period. Changes to fair value were recognized as cumulative adjustments to expense each period. Since September 2016, these units are mirroring permanent equity instruments and are no longer being remeasured or expensed.

We estimate the fair value of the awards using a multi-step process. First, we measure equity value of the applicable company using generally accepted valuation techniques based on discounted cash flows, comparable public companies and comparable acquisitions. The equity value is then allocated among the units of the issuer using an option-pricing method that assumes a near-zero holding period. Finally, we evaluate the likelihood of achieving any market conditions associated with the awards. Units with a remote chance of achieving the market conditions are judged to have a fair value of zero.

Award modifications

When share-based compensation arrangements are modified, we treat the modification as an exchange of the original award for a new award and immediately recognize expense for the incremental value of the new award. The incremental value is measured as the excess of the fair value of new awards over the fair value of the original awards, each based on circumstances and assumptions as of the modification date. Fair value is measured using the same methods previously described for phantom units, SARs and mirror units.

Income taxes

Our worldwide income is subject to the income tax regulations of many governments. Income tax expense is calculated using an estimated global rate with recognition of deferred tax assets and liabilities for expected temporary differences between taxable and reported income. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income when those temporary differences are expected to reverse. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Income tax regulations change from time to time. The effect of a change in tax law on deferred tax assets and liabilities is recognized as a cumulative adjustment to income tax expense or benefit in the period of enactment. The effect of a change in tax law on the income tax expense or benefit itself is recognized prospectively for the applicable tax years.

Income tax regulations can be complex, requiring us to interpret tax law and take positions. Upon audit, tax authorities may challenge our positions. We regularly assess the outcome of potential examinations and only recognize positions that are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not of being realized. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs, as a result of information that arises or when a tax position is effectively settled. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in our consolidated financial statements.

As a result of tax reform in the United States (see note 19), certain foreign income on intangible assets may be required to be included currently in United States taxable income. We account for any such taxes due in the United States as a current period expense when incurred.

Business combinations

The purchase price of an acquired business is allocated to the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition. Those fair values are determined using income, cost and market approaches, most of which depend upon significant inputs that are not observable in the market, or level 3 measurements. The excess of purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill. Costs associated with business combinations are expensed as incurred.

The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Payments to settle the acquisition-date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition-date fair value are presented as operating activities.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. We classify fair value measurements based on the lowest of the following levels that is significant to the measurement:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities

•	Level 2 — Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability

•	Level 3 — Inputs that are unobservable for the asset or liability based on our evaluation of the assumptions market participants would use in pricing the asset or liability

We exercise considerable judgment when estimating fair value, particularly when evaluating what assumptions market participants would likely make. The use of different assumptions or estimation methodologies could have a material effect on the estimated fair values.

Currency translation

Our operations span the globe, so we are impacted by changes in foreign currency exchange rates. We determine the functional currency of our subsidiaries based upon the primary currency used to generate and expend cash, which is usually the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using period-end exchange rates, and revenues, expenses, income and losses of our subsidiaries are translated into U.S. dollars using monthly average exchange rates. The resulting foreign currency translation gains or losses are deferred as AOCI and reclassified to earnings only upon sale or liquidation of those businesses.

Gains and losses related to the remeasurement of debt and intercompany financing into functional currencies are reported in earnings as other income or expense, net. Gains and losses associated with the remeasurement of operating assets and liabilities into functional currencies are reported within the applicable component of operating income.

3.	New accounting standards

In March 2016, the FASB issued new guidance about the presentation of share-based compensation. Under the new guidance, we recognize all excess tax benefits and deficiencies as income tax expense or benefit instead of additional paid-in capital. In addition, excess tax benefits will be classified as cash flows from operating activities instead of financing activities. This guidance was adopted prospectively on January 1, 2017. As a result of adopting this guidance, we recognized $27.1 million of income tax benefit and operating cash flows during the year ended December 31, 2017.

In February 2016, the FASB issued comprehensive new guidance about leases. Under the new guidance, most leases will be recognized as liabilities with corresponding right-of-use assets. The new guidance carries forward a similar method of expense recognition for lessees. The new guidance is effective for us beginning January 1, 2019 and must be adopted using a modified retrospective approach. As permitted under the new guidance, we intend to use the effective date as our date of initial application. As a result, neither updated financial information nor disclosures will be provided for dates or periods prior to January 1, 2019. The new guidance provides a number of optional practical expedients in transition that we are still evaluating. We recently accelerated our implementation of this standard in contemplation of an initial public offering, so we are still early in evaluating its impact. Based on current available data about our leases, we estimate that the adoption of this new guidance will cause us to recognize new assets and new liabilities of $150 to $250 million. We do not expect the new guidance to materially impact our earnings upon adoption.

In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance provides a new model for revenue recognition that supersedes most current guidance and requires more disclosures about revenue, including the components of revenue that are communicated to investors. We adopted the new guidance on January 1, 2018 using a modified retrospective method applied to contracts that were not completed as of that date. As a result of adopting the new guidance, we recorded a $4.8 million cumulative effect adjustment on January 1, 2018 to establish contract assets, derecognize custom-manufactured inventories where control has passed to the customer and record related deferred tax liabilities.

There were no other new accounting standards that we expect to have a material impact to our financial position or results of operations upon adoption.

4.	Earnings or loss per share

For the years ended December 31, 2017 and 2016, basic and diluted earnings or loss per share calculations were the same because we reported net loss available to common stockholders. Stock options for 3.9 million and 3.8 million shares of common stock were excluded from the calculations of diluted loss per share for the years ended December 31, 2017 and 2016, respectively, because the effect would have been anti-dilutive.

The following table presents the reconciliation of basic and diluted earnings per share for the year ended December 31, 2015:

(in millions, except per share data)	Income available to common stockholders	Weighted average shares outstanding	Earnings per share
Basic	$21.6	30.5	$0.71
Dilutive effect of stock options	—	3.0

Diluted	$21.6	33.5	$0.64

Our capitalization would change following the completion of an initial public offering. The following table presents the reconciliation of diluted loss per share to unaudited pro forma loss per share assuming that completion:

(in millions, except per share data)	Loss available to common stockholders	Weighted average shares outstanding	Loss per share
Diluted	$(414.9)	30.2	$(13.73)
Assumed redemption of series A preferred stock	302.2
Assumed conversion of junior convertible preferred stock	—

Unaudited pro forma	$(112.7)		$

5.	Risks and uncertainties

Remeasurement of foreign currency transactions

Our operations span the globe, so changes in foreign currency exchange rates, particularly the euro, can have a significant impact on our results of operations.

Our U.S. subsidiaries carry a significant amount of euro-denominated debt. Some of our subsidiaries borrow and lend with each other in foreign currencies. We also enter into cross-border purchasing and service arrangements in the ordinary course of business. We remeasure these transactions into local currencies each period, and the translation effect is recognized immediately in earnings. A significant portion of that earnings impact has been mitigated by our hedging strategies discussed in note 21. After factoring in those hedging strategies, our most significant exposure to changes in foreign currency rates at December 31, 2017 is €190 million of unhedged intercompany loans receivable. To remeasure this position into U.S. dollars, a one percent decrease to the price of the euro in U.S. dollars at December 31, 2017 would have required us to reduce our 2017 pretax income by $2.3 million.

We are not able to predict future changes to foreign currency exchange rates or what impact they may have on our operating results, but historically their impact on cost of sales and selling, general and administrative expenses has not been material. Historical changes to foreign currency exchange rates that were included in other income or expense, net are disclosed in note 18.

Impairment testing

We perform impairment testing on October 1 each year for goodwill and other intangible assets with indefinite lives. We also perform impairment testing on any long-lived asset when we determine that indicators of impairment are present. Impairment testing requires us to estimate the fair value of these assets. Those estimates frequently require the use of unobservable inputs such as forecasted earnings and discount rates. Determining these inputs requires management to exercise significant judgment.

We passed our October 1, 2017 goodwill impairment testing by a significant margin. On October 1, 2018, we allocated significant amounts of goodwill from the VWR acquisition (see note 20). This has reduced the excess of reporting unit fair values over carrying value on a percentage basis. Changes to the forecasted earnings and other assumptions used to determine the fair values of those reporting units could put them at future risk of impairment. Based on the preliminarily results of our October 1, 2018 impairment testing, we do not believe that any impairment charges will be recognized for the fourth quarter of 2018.

Changes to forecasted results have caused us to impair individual assets or asset groups in the past. In the fourth quarter of 2017, we closed a specialized manufacturing line in Asia due to our reduction of forecasted net sales for a related product. We identified this as an indicator of impairment for an asset group consisting of property, plant and equipment and inventories. As a result of impairment testing, we reduced the value of the asset group and recognized an impairment charge of $4.9 million during 2017. The impairment charge stated the asset group at its fair value based on discounted forecasted cash flows for the manufacturing line, a level 3 measurement that assumed a discount rate of 12%. The impairment charge was recorded in selling, general and administrative expenses. We could incur additional impairment charges if there are future reductions to our forecasted results.

Collective bargaining arrangements

As of December 31, 2017, approximately 7% of our employees in North America were represented by unions, and a majority of our employees in Europe are represented by workers’ councils or unions.

6.	Segment financial information

We report based on three geographic segments based on customer location: Americas, Europe and AMEA. Each segment manufactures and distributes solutions for the life sciences and advanced technologies & applied materials industries. Corporate costs are managed on a standalone basis and not allocated to segments.

The following tables present information by reportable segment:

	Net sales Year ended December 31,			Management EBITDA Year ended December 31,
(in millions)	2017	2016	2015	2017	2016	2015
Americas	$688.1	$394.5	$388.1	$196.8	$171.0	$138.3
Europe	381.4	155.6	122.4	103.4	63.6	44.1
AMEA	177.9	141.2	126.4	43.3	42.1	26.4
Corporate	—	—	—	(19.5)	(26.5)	(26.1)

Total	$1,247.4	$691.3	$636.9	$324.0	$250.2	$182.7

	Capital expenditures Year ended December 31,			Depreciation and amortization Year ended December 31,
(in millions)	2017	2016	2015	2017	2016	2015
Americas	$16.5	$17.7	$16.2	$75.4	$52.3	$51.9
Europe	6.3	7.5	1.6	19.8	4.7	5.0
AMEA	2.4	4.7	3.1	4.0	3.3	3.8

Total	$25.2	$29.9	$20.9	$99.2	$60.3	$60.7

The amounts above exclude inter-segment activity because it is not material. All of the net sales for each segment are from external customers.

The following table presents the reconciliation of Management EBITDA from net income or loss, the nearest measurement under GAAP:

	Year ended December 31,
(in millions)	2017	2016	2015
Net (loss) income	$(145.3)	$(80.7)	$12.7
Interest expense	257.3	80.3	30.6
Income tax (benefit) expense	(314.9)	10.1	17.1
Depreciation and amortization	99.2	60.3	60.7
Net foreign currency loss (gain) from financing activities	5.5	0.4	(0.1)
Gain on derivative instruments	(9.6)	—	—
Share-based compensation expense	48.2	98.7	18.7
Restructuring and severance charges	29.6	11.1	8.6
Purchase accounting adjustments	41.8	4.5	7.1
Fees to New Mountain Capital	193.5	28.3	1.0
VWR transaction expenses	43.6	—	—
VWR integration and planning expenses	30.1	—	—
Other transaction and integration expenses	25.0	11.5	2.5
Impairment charges	5.0	—	0.7
Environmental remediation costs	—	4.6	—
Debt refinancing fees	3.1	4.7	—
Commercial initiatives	0.3	6.5	12.2
Other	11.6	9.9	10.9

Management EBITDA	$324.0	$250.2	$182.7

The following table presents information by geographic area:

	Net sales Year ended December 31,			Property, plant and equipment, net December 31,
(in millions)	2017	2016	2015	2017	2016
United States	$631.8	$379.2	$372.1	$435.9	$155.5
Germany	78.8	17.9	12.6	21.7	—
Other countries in Europe	299.4	137.7	109.8	139.8	28.1
All other countries	237.4	156.5	142.4	66.1	20.4

Total	$1,247.4	$691.3	$636.9	$663.5	$204.0

7.	Cash, cash equivalents and restricted cash

The following table presents the balance sheet classification of the components of cash, cash equivalents and restricted cash shown in the statements of cash flows;

	December 31,
	2017	2016	2015	2014
Cash and cash equivalents	$185.4	$62.9	$51.9	$63.0
Restricted cash:
Other current assets	—	—	11.7	—
Other assets	3.1	3.1	3.6	3.9

Total	$188.5	$66.0	$67.2	$66.9

8.	Inventory

The following table presents components of inventory:

	December 31,
(in millions)	2017	2016
Merchandise inventory	$468.7	$—
Finished goods	109.5	68.7
Raw materials	87.1	31.0
Work in process	29.8	22.5

Total	$695.1	$122.2

Inventory under the LIFO method:
Percentage of total inventory	29%	—%

At December 31, 2017, there was no excess of current cost over value for inventory under the LIFO method. Prior to our acquisition of VWR, there was no inventory under the LIFO method.

9.	Property, plant and equipment

The following table presents the components of property, plant and equipment:

	December 31,
(in millions)	2017	2016
Buildings and related improvements	$345.4	$79.2
Machinery, equipment and other	333.2	186.5
Software	66.6	30.6
Land	51.2	18.8
Assets not yet placed into service	37.6	25.8

Property, plant and equipment, gross	834.0	340.9
Accumulated depreciation	(170.5)	(136.9)

Property, plant and equipment, net	$663.5	$204.0

Depreciation expense was $34.0 million in 2017, $28.4 million in 2016 and $28.6 million in 2015.

10.	Goodwill and other intangible assets

The following table presents information about goodwill:

	Year ended December 31,
(in millions)	2017	2016
Beginning balance, net	$186.1	$186.4
Acquisitions	2,639.7	—
Currency translation	21.5	(0.3)

Ending balance, net	2,847.3	186.1
Accumulated impairment	38.8	38.8

Ending balance, gross	$2,886.1	$224.9

The following table presents the components of other intangible assets:

	December 31, 2017			December 31, 2016
(in millions)	Gross value	AA	Carrying value	Gross value	AA	Carrying value
Customer relationships	$4,671.7	$181.7	$4,490.0	$438.0	$132.4	$305.6
VWR trade name	273.3	6.5	266.8	—	—	—
Developed technology	176.9	50.9	126.0	81.8	42.4	39.4
Other	20.3	6.1	14.2	9.3	5.2	4.1

Total finite-lived	$5,142.2	$245.2	4,897.0	$529.1	$180.0	349.1

Indefinite-lived tradenames			92.3			92.3

Total			$4,989.3			$441.4

Amortization expense was $65.2 million in 2017, $31.9 million in 2016 and $32.1 million in 2015. The following table presents estimated future amortization expense:

(in millions)	December 31, 2017
2018	$323.3
2019	322.2
2020	316.4
2021	267.9
2022	264.4
Thereafter	3,402.8

Total	$4,897.0

11.	Other current liabilities

The following table presents the components of other current liabilities:

	December 31,
(in millions)	2017	2016
Employee-related	$178.8	$30.0
Interest	79.0	0.3
Contingent consideration	25.7	16.9
Income taxes	7.0	10.0
Other	162.8	17.0

Total	$453.3	$74.2

12.	Restructuring and severance

The following table presents restructuring and severance charges by plan as included in selling, general and administrative expenses:

	Year ended December 31,
(in millions)	2017	2016	2015
2017 value capture program	$17.5	$—	$—
Prior restructuring plans	5.7	8.1	5.0
Other	6.4	3.0	3.6

Total	$29.6	$11.1	$8.6

2017 value capture program

We have implemented a program to spend up to $215 million over a three-year period to optimize our sales, gross margins and operating costs. The spending will include up to $105 million for capital expenditures and up to $110 million for employee severance, facility closure and other charges. Our plans include combining sales and marketing resources, eliminating redundant corporate functions, optimizing procurement and our manufacturing footprint, and implementing best practices throughout the organization. We currently expect all synergies and cost savings to be fully realized by 2021.

The following table presents information about charges under the 2017 value capture program:

(in millions)	Year ended December 31, 2017	December 31, 2017
		Charges incurred to date	Expected remaining charges	Total expected charges
Employee severance and related	$17.5	$17.5	$65.5	$83.0
Facility closure	—	—	5.0	5.0
Other	—	—	11.0	11.0
Not yet specified	—	—	11.0	11.0

Total	$17.5	$17.5	$92.5	$110.0

Americas	$3.2	$3.2	$23.8	$27.0
Europe	1.5	1.5	48.5	50.0
AMEA	—	—	2.0	2.0
Corporate	12.8	12.8	7.2	20.0
Not yet specified	—	—	11.0	11.0

Total	$17.5	$17.5	$92.5	$110.0

The following table presents changes to accrued restructuring charges under the 2017 value capture program, which are primarily classified as employee-related current liabilities:

(in millions)	Employee severance and related
Balance at December 31, 2016	$—
Restructuring charges	17.5
Cash payments	(2.5)

Balance at December 31, 2017	$15.0

13. Commitments	and contingencies

Our business involves commitments and contingencies related to compliance with environmental laws and regulations, the manufacture and sale of products, employment arrangements and litigation. The ultimate resolution of contingencies is subject to significant uncertainty, and it is reasonably possible that contingencies could be decided unfavorably for us.

We have also entered into operating lease commitments as disclosed in note 22.

Environmental laws and regulations

Our environmental liabilities are subject to changing governmental policy and regulations, discovery of unknown conditions, judicial proceedings, method and extent of remediation, existence of other potentially responsible parties and future changes in technology. We believe that known and unknown environmental matters, if not resolved favorably, could have a material effect on our financial position, liquidity and profitability.

In 2010, an affiliate of our sponsor acquired 100% ownership of us (formerly, Mallinckrodt Baker, Inc., or MBI), from Covidien plc (“Covidien”), in accordance with a stock purchase agreement (“SPA”) dated May 25, 2010. Pursuant to the terms of the SPA, we are entitled to various levels of indemnification with respect to environmental liabilities involving the former MBI operations. In 2013, in connection with Covidien’s divestiture of Mallinckrodt, and by Amendment No. 2 to the SPA dated June 6, 2013, but effective upon the consummation of the divestiture, Covidien assigned its obligations as described herein to Mallinckrodt Group S.a.r.l. and to Mallinckrodt LLC (together “Mallinckrodt”), and Mallinckrodt assumed those obligations from Covidien. As a result of the SPA and assignment, Mallinckrodt is contractually obligated to indemnify and defend us for all off-

site environmental liabilities (for example, Superfund or Comprehensive Environmental Response, Compensation, and Clean-up Act type liabilities) arising from the pre-closing disposal of chemicals or wastes by former MBI operations. In connection with environmental liabilities arising from pre-closing noncompliance with environmental laws, Mallinckrodt is contractually obligated to reimburse us for a percentage of the total liability, with such reimbursements made through disbursements from a $30.0 million environmental escrow established at the time of the closing. Specifically, Mallinckrodt will be responsible for reimbursement of 80% of the total costs up to $40.0 million of such environmental liabilities. Mallinckrodt will then be responsible for reimbursement of 50% of the next $40.0 million of such environmental liabilities. If such environmental liabilities exceed $80.0 million in the aggregate, Mallinckrodt will be responsible for reimbursement of 100% of such liabilities up to the next $30.0 million in the aggregate. Currently, reimbursements are 80% of the amounts spent by us, with reimbursements and settlements to date exceeding $12.0 million. In addition, in connection with operation and maintenance activities required pursuant to administrative consent orders and subsequently issued remedial action permits involving our Phillipsburg, New Jersey, facility, amounts in excess of $0.3 million per year are also subject to reimbursement, currently at the 80% level.

In a separate matter, in 2013, we reached a settlement with Mallinckrodt whereby in exchange for a payment of $4.0 million (an amount included in the $10.0 million referenced above), all claims regarding non-compliance with process safety management laws and regulations are deemed resolved. We used the $4.0 million of settlement proceeds to establish a reserve and have since identified $1.1 million of costs to address safety related matters, which has reduced the balance of the reserve to $2.9 million as of December 31, 2017.

At December 31, 2017, we were aware of two noteworthy matters:

•

The New Jersey Department of Environmental Protection has ordered us to remediate groundwater conditions near our plant in Phillipsburg, New Jersey. This matter is covered by the indemnification arrangement previously described. At December 31, 2017, our accrued obligation under this order is $3.7 million, which is calculated based on expected cash payments discounted at rates ranging from 1.7% in 2018 to 2.7% in 2045. The undiscounted amount of that obligation is $4.8 million.

•

In 2016, we assessed the environmental condition of our chemical manufacturing site in Gliwice, Poland. Our assessment revealed specific types of soil and groundwater contamination throughout the site. We are also monitoring the condition of a closed landfill on that site. These matters are not covered by our indemnification arrangement because they relate to an operation we subsequently acquired. At December 31, 2017, our balance sheet includes a liability of $4.4 million for remediation and monitoring costs. That liability is estimated primarily on expected remediation payments discounted through 2020 and is not materially different than its undiscounted amount.

Manufacture and sale of products

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we produce ourselves or obtain from our suppliers, as well as from the services we provide. Our exposure to such claims may increase to the extent that we expand our manufacturing operations or service offerings.

We maintain insurance policies to protect us against these risks, including product liability insurance. In many cases the suppliers of products we distribute have indemnified us against such claims. Our insurance coverage or indemnification agreements with suppliers may not be adequate in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our suppliers and our suppliers’ insurers, as well as legal enforcement under the local laws governing the arrangements.

As we expand our operations in the Asia-Pacific region and other developing locations, we expect to increase working capital investments in these regions. Additionally, insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase.

Insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition or results of operations.

We have entered into indemnification agreements with customers of our self-manufactured products to protect them from liabilities and losses arising from our negligence, willful misconduct or sale of defective products. To date, we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Employment agreements

The employment agreements with our executive officers include provisions for the payment of severance and continuing health benefits following termination without cause, resignation for good reason or in the event of such termination or resignation in connection with a change of control, as each of those terms are defined in the employment agreements. The aggregate of potential payments for all executive officers under these provisions was $18.7 million at December 31, 2017.

Litigation

At December 31, 2017, there was no outstanding litigation that we believe would result in material losses if decided against us, and we do not believe that there are any unasserted matters that are reasonably possible to result in a material loss.

14.	Debt

In November 2017, we refinanced substantially all of our debt through our wholly-owned subsidiary Avantor Funding, Inc. as described in Note 1. As a result, our availability under credit facilities, debt borrowings and interest each significantly increased. We also extended the overall maturity profile of our debt. The refinancing resulted in payments of $283.1 million to fund debt issuance costs, $273.5 million of which was deferred and is being recognized as interest expense through the maturity dates of our debt. We also incurred a loss on extinguishment of debt of $34.6 million. Each of those amounts excludes transaction fees paid to New Mountain Capital (see note 23).

The following table presents information about our debt:

	December 31, 2017			December 31, 2016
(dollars in millions)	Interest terms	Rate	Amount
Receivables facility	LIBOR plus 1.75%	3.31%	$70.8	$—
Senior secured credit facility:
Euro term loans	EURIBOR plus 4.25%	4.25%	1,201.2	—
U.S. dollar term loans	LIBOR plus 4%	5.51%	1,953.1	—
4.75% secured notes	fixed rate	4.75%	600.6	—
6% secured notes	fixed rate	6.00%	1,500.0	—
9% unsecured notes	fixed rate	9.00%	2,000.0	—
Term loan under prior secured credit facility			—	1,330.0
Other			70.4	0.4

Total debt, gross			7,396.1	1,330.4
Less: unamortized deferred financing costs			(278.3)	(34.3)

Total debt			$7,117.8	$1,296.1

Classification on balance sheets:
Current portion of debt			$109.0	$13.7
Debt, net of current portion			7,008.8	1,282.4

The following table presents mandatory future repayments of debt principal:

(in millions)	December 31, 2017
2018	$38.2
2019	35.5
2020	104.9
2021	33.3
2022	32.2
Thereafter	7,152.0

Total debt, gross	$7,396.1

Credit facilities

The following table presents availability under our credit facilities:

	December 31, 2017
(in millions)	Receivables facility	Revolving credit facility	Total
Current availability	$238.5	$250.0	$488.5
Undrawn letters of credit outstanding	(10.6)	(20.9)	(31.5)
Outstanding borrowings	(70.8)	—	(70.8)

Unused availability	$157.1	$229.1	$386.2

Maximum availability	$250.0	$250.0	$500.0

Current availability under the receivables facility depends upon maintaining a sufficient borrowing base of eligible accounts receivable. At December 31, 2017, $322.7 million of accounts receivable were available as collateral under the facility.

Receivables facility

In connection with the VWR acquisition in November 2017, we amended and restated VWR’s receivable facility. The receivables facility is with a commercial bank, functions like a line-of-credit and matures in November 2020. Borrowings are secured by accounts receivable which are sold by certain of our domestic subsidiaries to a special-purpose consolidated subsidiary. As a result, those receivables are not available to satisfy the claims of other creditors. We bear the risk of collection on those receivables and account for the receivables facility as a secured borrowing.

The receivables facility includes representations and covenants that we consider usual and customary, including a financial covenant. That covenant becomes applicable in periods when we have drawn more than 35% of our revolving credit facility. When applicable, we may not have total borrowings in excess of a pro forma net leverage ratio, as defined. This covenant has not yet become applicable.

Senior secured credit facilities

The senior secured credit facilities consist of a $250.0 million revolving credit facility that expires in November 2022 as well as €1,000.0 million of euro term loans and $1,953.1 million of U.S. dollar term loans that mature in November 2024. The revolving credit facility includes availability for the issuance of letters of credit and a swingline facility. Borrowings under the facility are guaranteed by substantially all of our domestic subsidiaries and secured by substantially all of their assets except for the accounts receivable that secure the receivables facility.

The senior secured credit facilities bear interest at variable rates. The margin on the revolving credit facility declines if certain net leverage ratios are achieved. Various other immaterial fees are payable under the facility.

We must repay the term loans in quarterly installments of 0.25% of the original principal amount beginning March 31, 2018 with the balance due on the maturity date. We are also required to prepay the term loans (i) if we generate excess cash flows, as defined, at specified percentages that decline if certain net leverage ratios are achieved; and (ii) if we receive cash proceeds from certain types of asset sales or debt issuances. No such prepayments have become due since the inception of the credit facility.

The senior secured credit facilities contain certain other customary covenants, including a financial covenant. That covenant becomes applicable in periods when we have drawn more than 35% of our revolving credit facility. When applicable, we may not have total borrowings in excess of a pro forma net leverage ratio, as defined. This covenant has not yet become applicable.

In November 2018, we amended our senior secured credit facilities to reduce the annual interest rate margins on our euro term loans by 0.50% and our U.S. term loans by 0.25%. The cost to complete the amendment was not material.

Prior credit facilities

Prior to November 2017, we were party to other credit facilities which had been amended or refinanced at various times to fund mergers and acquisitions, distributions, the redemption of our CPECs and costs associated with those activities. As a result of those amendments and refinancings, we paid fees of $35.5 million in 2017 and $56.4 million in 2016, and we incurred losses on extinguishment of debt of $21.8 million in 2017 and $19.9 million in 2016, each excluding transaction fees paid to New Mountain Capital (see note 23).

Secured and unsecured notes

We have issued €500.0 million of secured notes at 4.75% and $1,500.0 million of secured notes at 6% that are due October 2024 and $2,000.0 million of unsecured notes at 9% that are due October 2025. Interest on the notes is payable semi-annually in arrears on April 1 and October 1. The secured notes are guaranteed and secured in the same way as the senior secured credit facilities. Each note features optional redemption at varying prices based on form and timing.

15.	Redeemable equity and stockholders’ equity

We restructured our legal organization twice during the periods presented to facilitate two significant business combinations (see note 20), to pay distributions and to optimize our legal structure.

Distributions

The following table presents cash distributions paid:

	Year ended December 31,
(in millions)	2017	2016	2015
Payments to stockholders	$1,531.5	$121.9	$2.3
Settlement of TRA	90.5	—	—
Repurchase of common shares	58.7	—	—
Payments to holders of vested stock options	21.2	36.8	—

Total	$1,701.9	$158.7	$2.3

In September 2016, we entered into a TRA under which we were required to distribute cash to our stockholders based on the value of certain income tax benefits we realized. In November 2017, we fully settled the TRA by paying the distribution noted above.

Avantor, Inc.

Avantor, Inc. was established as the reporting entity in connection with a November 2017 legal entity restructuring. The purpose of the legal entity restructuring was to create a new capital structure for new debt and equity investors and to simplify the legal entity structure.

The effects of the legal entity restructuring are illustrated in note 1 and explained as follows:

•

Common shares of Avantor Funding, Inc. and the approximately one-third noncontrolling interest in Avantor Holdings LP were exchanged for 0.4 million shares of junior convertible preferred stock and 26.5 million shares of common stock of Avantor, Inc., causing Avantor Holdings LP to become our wholly-owned subsidiary. As a result, the noncontrolling interest was derecognized.

•

We increased additional paid-in capital and reduced our deferred income tax liabilities for the deferred tax impacts of the noncontrolling interest exchange, which included an outside basis difference adjustment of $54.6 million, a step-up basis adjustment of $118.0 million and an adjustment to a net operating loss carryforward of $3.2 million.

The following table presents the effects of legal entity restructuring presented on the statement of stockholders’ equity or deficit:

	Avantor, Inc. stockholders’ deficit				Non-controlling interest	Total
	Common stock including paid-in capital	Accumulated deficit	AOCI	Total
Exchange of common stock of Avantor Funding, Inc. for shares of junior convertible preferred stock	$(329.4)	$—	$—	$(329.4)	$—	$(329.4)
Exchange of noncontrolling interests in Avantor Holdings LP for interests in Avantor, Inc.	(278.6)	(37.9)	(10.5)	(327.0)	327.0	—
Impact of legal entity restructuring on deferred income tax liabilities	175.8	—	—	175.8	—	175.8

Total	$(432.2)	$(37.9)	$(10.5)	$(480.6)	$327.0	$(153.6)

The following table presents information about the equity of Avantor, Inc.:

	December 31, 2017
		Par value per share	Number of shares
(shares in millions)	Classification on balance sheet		Authorized	Issued and outstanding
Series A preferred stock	Redeemable equity	$0.01	25.0	2.0
Junior convertible preferred stock	Redeemable equity	0.01	5.0	1.7
Undesignated preferred stock	Stockholders’ equity	0.01	15.0	—
Common stock	Stockholders’ equity	0.01	535.0	26.5
Class B stock	Stockholders’ equity	0.01	0.3	—

Total			580.3	30.2

There were no material changes to shares outstanding for any classes of stock of Avantor, Inc. for the periods presented.

Series A preferred stock

In November 2017, we issued 2.0 million shares of series A preferred stock for cash proceeds of $2,000.0 million. Proceeds from the series A preferred stock were reduced for stock issuance costs of $183.6 million, resulting in net proceeds of $1,816.4 million. The net proceeds were then allocated to the series A preferred stock and the warrants based on their relative fair value. As a result, $1,725.6 million was allocated to the series A preferred stock.

The series A preferred stock is redeemable for $1,000 per share. Holders have the option to redeem their shares upon a qualified initial public offering, a change of control and certain other defined events. Holders also have a “forced exit” option that vests November 21, 2027 and would require us to begin a multi-step process to secure funding for the redemption of their shares. We also have the option to redeem the series A preferred stock at any time.

The series A preferred stock is also entitled to receive cumulative dividends in the form of additional shares of series A preferred stock on a quarterly basis at a rate of 12.5%. Cumulative dividends in arrears as of December 31, 2017 were $27.8 million.

In the event of any bankruptcy, liquidation, dissolution or winding up, the holders of series A preferred stock are entitled to a liquidation preference of $1,000 in cash per share before any payment or distribution is made to holders of other classes of preferred or common stock.

The following table presents the rollforward of the series A preferred stock:

	Year ended December 31, 2017
(in millions)	Shares	Amount
Beginning balance	—	$—
Issuances, net of fees and warrant value	2.0	1,725.6
Adjustment to redemption value	—	274.4
Accumulation of yield	—	27.8

Ending balance	2.0	$2,027.8

Junior convertible preferred stock

In November 2017, we issued 1.3 million shares of junior convertible preferred stock for cash proceeds of $1,320.6 million. The proceeds were reduced for stock issuance costs of $88.0 million resulting in a net addition of $1,232.6 million to stockholders’ equity. We issued an additional 0.4 million shares in exchange for legacy equity interests in connection with the legal entity restructuring as previously discussed.

The junior convertible preferred stock automatically converts into common stock upon the occurrence of a qualified initial public offering or a change of control. Each share converts into a number of shares of common stock equal to the greater of (i) $1,650 divided by the applicable common stock price or (ii) the number of shares that, immediately after conversion, would represent a 46.97% share of the total common stock. The conversion feature places no limit on the possible number of shares to be issued in the event of a qualified IPO, which requires us to present the junior convertible preferred stock as redeemable equity. It is not subsequently remeasured at redemption value because the IPO event giving rise to the redeemable equity classification cannot be deemed probable under GAAP until it actually occurs.

Holders are entitled to vote with the common stockholders as a single class with the number of votes determined on an if-converted basis. The holders also have the right to appoint five members to the board of directors. Holders of junior convertible preferred stock are entitled to participate in dividends and distributions as declared by the board of directors on an if-converted basis with the holders of outstanding shares of common stock and warrants.

In the event of any bankruptcy, liquidation, dissolution or winding up of the Company, the holders are entitled to a liquidation preference of $1,650 in cash per share before any payment or distribution is made to holders of common stock.

The following table presents the rollforward of the junior convertible preferred stock:

	Year ended December 31, 2017
(in millions)	Shares	Amount
Beginning balance	—	$—
Issuances, net of fees	1.3	1,232.6
Effects of legal entity restructuring	0.4	329.4

Ending balance	1.7	$1,562.0

Common stock

Each share of common stock entitles the holder to one vote for applicable matters. The holders also have the right to appoint five members to the board of directors. Holders are entitled to receive dividends declared by the board of directors and a pro rata share of assets available for distribution after the satisfaction of liabilities and the rights of preferred stockholders.

Warrants

In November 2017, we issued 1.4 million detachable warrants in connection with the issuance of series A preferred stock. Holders of warrants are entitled to participate in dividends and distributions as declared by the board of directors on an if-converted basis with the holders of outstanding shares of junior convertible preferred stock and common stock. The warrants are exercisable for an equal number of shares of common stock at a price of $0.01 per share. As a result of the relative fair value allocation previously discussed, $90.8 million was allocated to the warrants and recorded as an addition to common stock including paid-in-capital.

Class B stock

Shares of class B stock have no voting or economic rights. Shares of class B stock are convertible into an equal number of shares of common stock upon a change of control or qualifying initial public offering if a certain performance threshold is met. Otherwise, shares of class B stock will be automatically redeemed without consideration upon the change of control or qualifying initial public offering. We have determined that the likelihood of achieving the performance threshold is remote.

Avantor Funding, Inc.

Avantor Funding, Inc. was established as the reporting entity in connection with a September 2016 legal entity restructuring. The purpose of the legal entity restructuring was to create a new unified capital structure in anticipation of a public equity offering and to optimize the tax efficiency of our organization.

The effects of the legal entity restructuring are illustrated in note 1 and explained as follows:

•

New Mountain Capital and the NuSil Investors exchanged their prior equity holdings for 30.5 million shares of class A common stock and 15.4 million shares of class B common stock. They also acquired an approximately one-third interest in Avantor Holdings LP, one of our consolidated subsidiaries, which established a noncontrolling interest.

•	We reduced additional paid-in capital and increased deferred income tax liabilities for an outside basis difference caused by the legal entity restructuring.

The following table presents the components of the effect of legal entity restructuring presented on the statement of stockholders’ equity:

	Avantor, Inc. stockholders’ deficit				Non-controlling interest	Total
	Combined deficit	Common stock including paid-in capital	AOCI	Total
Exchange of equity interests of NuSil for noncontrolling interests in Avantor Holdings LP	$340.6	$(177.7)	$12.7	$175.6	$(175.6)	$—
Impact of legal entity restructuring on deferred income tax liabilities	—	(95.1)	—	(95.1)	—	(95.1)
Other effects	—	12.4	—	12.4	—	12.4

Total	$340.6	$(260.4)	$12.7	$92.9	$(175.6)	$(82.7)

The following table presents information about stockholders’ equity of Avantor Funding, Inc.:

	December 31, 2016
		Number of shares
(shares in millions)	Par value per share	Authorized	Issued and outstanding
Undesignated preferred stock	$0.01	10.0	—
Common stock, class A	0.01	100.0	30.6
Common stock, class B	0.01	50.0	15.4

Total		160.0	46.0

In September 2016 we issued 15.4 million shares of Class B common stock and subsequently canceled those shares in November 2017 in connection with our legal entity restructurings. There were no other material changes to shares outstanding for any classes of stock of Avantor Funding, Inc. for the periods presented.

Common stock

Under the Avantor Funding, Inc. articles of incorporation, each share of class A and class B common stock entitled the holder to one vote for applicable matters. Holders of class A common stock were also entitled to receive dividends declared by the board of directors and a pro rata share of assets available for distribution after the satisfaction of liabilities and the rights of preferred stockholders. Holders of class B common stock did not have either of those rights.

Combination of Avantor S.A. and NuSil

For periods prior to September 30, 2016, Avantor S.A. and NuSil had simple capital structures except for the CPECs discussed below. On September 30, 2016, these two entities were merged. As a result, we have combined their stockholders’ equity accounts and present them as a single combined deficit. In addition, NuSil Investors held a 40% interest in a NuSil subsidiary during those periods which is presented as a noncontrolling interest.

CPECs were part of the historical capital structure of Avantor S.A. They were redeemable for cash, convertible into common units of Avantor S.A. and contractually linked to common units at a fixed ratio. Accordingly, the CPECs and the common units are accounted for as a single unit following GAAP applicable to redeemable common stock.

The following table presents the rollforward of CPECs:

	Year ended December 31, 2016		Year ended December 31, 2015
(in millions)	CPECs	Amount	CPECs	Amount
Beginning balance	274.4	$1,038.0	277.5	$346.0
Adjustment to redemption value	—	1,177.1	—	692.4
Redemptions	(119.7)	(702.2)	(3.1)	(0.4)
Conversions to common equity	(154.7)	(1,512.9)	—	—

Ending balance	—	$—	274.4	$1,038.0

16.	Other comprehensive income or loss

The following table presents changes in the components of AOCI, inclusive of noncontrolling interests:

(in millions)	Foreign currency translation	Derivative instruments	Defined benefit plans	Total
Balance at December 31, 2014	$(31.5)	$—	$(1.0)	$(32.5)
Unrealized (loss) gain	(9.8)	—	2.3	(7.5)
Reclassification of loss into earnings	—	—	0.2	0.2
Less: income tax expense	—	—	(0.4)	(0.4)

Balance at December 31, 2015	(41.3)	—	1.1	(40.2)
Unrealized (loss) gain	(6.0)	—	5.0	(1.0)
Reclassification of gain into earnings	—	—	(2.2)	(2.2)
Less: income tax expense	—	—	(0.7)	(0.7)

Balance at December 31, 2016	(47.3)	—	3.2	(44.1)
Unrealized (loss) gain	71.0	0.3	2.2	73.5
Reclassification of loss (gain) into earnings	—	0.1	(3.2)	(3.1)
Less: income tax (expense) benefit	—	(0.1)	0.2	0.1

Balance at December 31, 2017	$23.7	$0.3	$2.4	$26.4

The reclassifications and income tax effects shown above were immaterial to the financial statements. The reclassifications were made to either cost of sales or selling, general and administrative expense depending upon the nature of the underlying transaction.

17.	Employee benefit plans

We sponsor many defined benefit plans across the globe. Those plans have resulted in significant obligations to pay benefits to current and former employees, many of which are at least partially funded with plan assets. Unless required otherwise, we typically seek to freeze the growth of defined benefit plans and close them to new participants. Defined benefit plans do not materially impact our earnings, and as a result, certain disclosures have been omitted.

The following tables present information about our defined benefit plans:

	U.S. plans Year ended December 31,		Non-U.S. plans Year ended December 31,		Medical plans Year ended December 31,
(in millions)	2017	2016	2017	2016	2017	2016
Benefit obligation:
Beginning balance	$10.6	$11.5	$47.6	$47.0	$16.7	$16.4
Acquisitions	208.9	—	226.9	—	0.9	—
Service cost	0.7	0.1	1.2	1.4	0.2	0.3
Interest cost	1.1	0.4	1.3	1.0	0.6	0.6
Plan amendments	—	—	—	(2.5)	—	—
Employee contributions	—	—	0.8	0.1	0.1	—
Actuarial loss (gain)	2.2	(0.2)	4.0	6.0	0.7	—
Benefits paid	(2.1)	(0.4)	(1.7)	(1.3)	(0.6)	(0.6)
Settlements and curtailments	—	(0.8)	(1.1)	(0.1)	—	—
Currency translation	—	—	12.0	(4.0)	—	—

Ending balance	221.4	10.6	291.0	47.6	18.6	16.7

Fair value of plan assets:
Beginning balance	6.7	7.4	43.8	40.1	—	—
Acquisitions	250.7	—	132.9	—	—	—
Return on plan assets	6.9	0.5	4.5	6.0	—	—
Employer contributions	0.6	—	1.5	0.8	0.5	0.5
Employee contributions	—	—	0.8	0.1	0.1	0.1
Benefits paid	(2.1)	(0.4)	(1.7)	(1.2)	(0.6)	(0.6)
Settlements and curtailments	—	(0.8)	—	—	—	—
Currency translation	—	—	9.4	(2.0)	—	—

Ending balance	262.8	6.7	191.2	43.8	—	—

Funded status at end of year	$41.4	$(3.9)	$(99.8)	$(3.8)	$(18.6)	$(16.7)

	U.S. plans December 31,		Non-U.S. plans December 31,		Medical plans December 31,
(in millions)	2017	2016	2017	2016	2017	2016
Accumulated benefit obligation	$220.9	$10.6	$280.2	$45.7	$17.6	$16.7
Amounts recorded in balance sheet:
Other assets	55.8	—	3.8	—	—	—
Other current liabilities	(0.5)	—	(0.9)	(0.1)	(0.8)	(0.7)
Other liabilities	(13.9)	(3.9)	(102.7)	(3.7)	(17.8)	(16.0)
Amounts recorded in AOCI, excluding tax effects:
Actuarial gain (loss)	1.9	(0.7)	(5.2)	(4.7)	5.5	6.7
Prior service gain (loss)	—	—	0.8	3.3	1.0	1.1

The following table presents the assumptions used to determine the benefit obligation:

	U.S. plans December 31,		Non-U.S. plans December 31,		Medical plans December 31,
	2017	2016	2017	2016	2017	2016
Discount rate	3.7%	4.1%	2.0%	2.5%	3.5%	4.0%
Annual rate of salary increase	—	—	1.6%	3.1%	—	—
Health care cost trends:
Initial rate	—	—	—	—	7.0%	7.4%
Ultimate rate	—	—	—	—	4.5%	4.5%
Year ultimate rate is reached	—	—	—	—	2030	2030

The effect of a one percent increase or decrease to health care cost trends at December 31, 2017 was not material to our benefit obligations.

The following table presents future benefits expected to be paid as of December 31, 2017:

(in millions)	U.S. plans	Non-U.S. plans	Medical plans
2018	$16.3	$7.5	$0.8
2019	14.5	7.9	0.9
2020	14.6	7.8	1.0
2021	14.6	8.9	1.0
2022	14.3	8.9	1.1
2023 – 2027	69.9	52.4	6.2

We do not expect to make any material contributions to our defined benefit plans in 2018.

The following tables present information about plan assets by type:

	December 31, 2017				December 31, 2016
(in millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 3
U.S. plans:
Cash	$1.4	$1.4	$—	$—	$—	$—	$—
Fixed income	189.7	1.3	188.4	—	2.1	2.1	—
Equity	69.7	22.2	44.2	3.3	4.2	4.2	—
Other	2.0	2.0	—	—	0.4	0.4	—

Total	$262.8	$26.9	$232.6	$3.3	$6.7	$6.7	$—

Non-U.S. plans:
Cash	$0.8	$0.8	$—	$—	$—	$—	$—
Fixed income	37.7	—	37.7	—	—	—	—
Equity	70.3	—	70.3	—	—	—	—
Insurance contracts	82.4	—	—	82.4	43.8	—	43.8

Total	$191.2	$0.8	$108.0	$82.4	$43.8	$—	$43.8

For the U.S. plans, our primary investment strategy is to match the duration of plan assets with benefit obligations. This strategy, utilizing diversified fixed income funds, attempts to hedge the rate used to discount pension obligations. The fixed income funds invest in long duration investment grade corporate bonds primarily across industrial, financial and utilities sectors and is managed by a single institution. Surplus assets are invested in equity funds. We estimate the future return on plan assets considering prior performance, the mix of assets and expectations for the long-term returns on those asset classes. Assets measured using Level 3 inputs were not material to the portfolio.

For the non-U.S. plans, in many cases we enter into insurance contracts to guarantee payment of benefits for a annual fee. Otherwise, our primary investment strategy is to match the expected return of plan assets with the required return to reach its long-term funding objectives. To generate this return, the non-U.S. plans invest significantly in return-seeking assets, such as global equity funds. In addition to targeting this return, the strategy also includes mitigating the risk that the present value of the liabilities increases as a result of changes to inflation and interest rates. These liability risks are hedged by investing in fixed income funds, primarily consisting of government bonds and inflation-linked government bonds. The expected long-term rate of return on plan assets used in determining pension expense is determined in a similar manner to the U.S. plans.

The following table presents changes to plan assets of non-U.S. plans that were measured using level 3 inputs:

	Year ended December 31,
(in millions)	2017	2016
Beginning balance	$43.8	$40.1
Acquisitions	29.4	—
Purchases	2.0	0.9
Actual returns	1.1	6.0
Settlements	(1.1)	(1.2)
Currency translation	7.2	(2.0)

Ending balance	$82.4	$43.8

18.	Share-based compensation

The following table presents stock-based compensation expense by plan and award type:

	Year ended December 31,
(in millions)	2017	2016	2015
2017 Plan and predecessors:
Stock options	$23.7	$10.1	$2.6
Optionholder awards	15.6	9.0	—
Other	3.3	0.1	0.3
NuSil plans:
Phantom units	0.8	6.9	0.5
Mirror units	—	70.7	9.0
SARs	4.8	1.9	6.3

Total	$48.2	$98.7	$18.7

Stock-based compensation expense is included in selling, general and administrative expenses on the statements of operations. At December 31, 2017, unvested awards have remaining share-based compensation expense of $74.8 million to be recognized over a weighted average period of 3.0 years.

2017 Plan and predecessors

The 2017 Plan and its predecessors are a succession of three equity incentive plans sponsored by the ultimate parent of our business, which is currently Avantor, Inc. (f/k/a Vail Holdco Corp). The 2017 Plan is our current, active plan that we use to provide share-based awards to management and consultants.

Under the 2017 Plan and its predecessors, awards for up to 6.6 million shares may be awarded to our management, directors and consultants. At December 31, 2017, 0.7 million shares were available for future issuance. The 2017 Plan will automatically terminate on December 13, 2027, and no award may be granted after this date.

The following table presents the types of expense recognized for each award:

	Vesting from continuing service Year ended December 31,			Modifications Year ended December 31,
(in millions)	2017	2016	2015	2017	2016
Stock options	$5.3	$3.0	$2.6	$18.4	$7.1
Optionholder awards	15.6	9.0	—	—	—
Other	0.7	0.1	0.3	2.6	—

Total	$21.6	$12.1	$2.9	$21.0	$7.1

Stock options

The following table presents information about outstanding stock options:

(options and intrinsic value in millions)	Number of options	Weighted average exercise price per option	Aggregate intrinsic value	Weighted average remaining term
Outstanding at December 31, 2016	3.8	$18.00
Granted	2.0	115.49
Exercised	(1.5)	11.86
Forfeited	(0.3)	24.60
Expired	(0.1)	7.97

Outstanding at December 31, 2017	3.9	70.59	$91.0	8.3 years

Expected to vest	2.9	90.67	33.3	9.3 years
Exercisable	1.0	14.41	57.7	5.4 years

Stock options issued under the 2017 Plan vest 60% based on service conditions and 40% based on performance conditions. The service condition vests in equal annual installments over four years. The performance conditions relate to the completion of a qualified initial public offering or a change of control prior to a certain date. No expense has been recognized to date for the options having performance conditions, which have a grant date fair value of $23.3 million at December 31, 2017. Stock options issued under the predecessor plans generally vest in equal annual installments over four years. All options expire ten years after the date of grant and are net settled in shares upon exercise.

The following table presents weighted-average information about options granted:

	Year ended December 31,
	2017	2016	2015
Grant-date fair value per option	$23.07	$14.23	$5.47
Assumptions used to determine grant-date fair value:
Expected stock price volatility	44.9%	25.0%	33.6%
Risk free interest rate	2.2%	1.5%	1.7%
Expected dividend rate	nil	nil	nil
Expected life of options	6.3 years	6.3 years	6.3 years

The following table presents other information about stock options:

	Year ended December 31,
(in millions)	2017	2016	2015
Fair value of options vested	$29.0	$37.9	$24.5
Intrinsic value of options exercised	83.6	2.9	0.4
Tax benefit of options exercised	33.5	1.2	0.2

Stock option modifications

We modified outstanding stock options in 2017 and 2016 in connection with two legal entity restructurings and four distributions.

In the case of the two legal entity restructurings, the outstanding equity awards of precedessor plans were ultimately converted into awards of Avantor, Inc. common stock on a one-for-one basis. Significant amounts of expense were immediately recognized due to the acceleration of vesting terms and increases in the fair value of the business following the combination with NuSil and the VWR acquisition.

In the case of the four distributions, the board of directors determined that it would take the following actions in accordance with anti-dilution clauses in the option agreements:

•

In each case, cash was paid to vested optionholders as disclosed in note 14. We accounted for the cash payments as partial settlements of the options, not modifications, so no incremental expense was recognized.

•	For two of the four distributions, the exercise prices of the awards were reduced, which we accounted for as modifications that resulted in additional expense being immediately recognized.

Optionholder awards

The following table presents information about outstanding optionholder awards:

(dollars in millions)	Grant- date fair value	Weighted average remaining term
Outstanding at December 31, 2016	$22.7
Granted	16.2
Payments	(19.2)
Forfeitures	(4.2)

Outstanding at December 31, 2017	$15.5	1.6 years

Of the outstanding amount at December 31, 2017 shown above, $4.1 million was included in other current liabilities representing unvested awards for which partial service had been provided.

NuSil plans

The NuSil plans comprise two individual plans of the NuSil Investors and one plan of NuSil under which employees, non-employees and consultants were issued awards in exchange for services. New awards are no longer being issued under these plans, and all outstanding awards under these plans have fully vested. Awards issued under the NuSil plans are no longer material following the September 2016 legal entity restructuring, so certain disclosures have been omitted on that basis.

The following table presents the types of expense recognized for each award:

	Recurring fair value measurements Year ended December 31,			Modifications Year ended December 31,
(in millions)	2017	2016	2015	2017	2016
Phantom units	$—	$1.9	$0.5	$0.8	$5.0
SARs	4.8	1.9	6.3	—	—
Mirror units	—	30.0	9.0	—	40.7

Total	$4.8	$33.8	$15.8	$0.8	$45.7

Phantom units are rights to receive a cash payment based on the value of investments held by one of the NuSil Investors. Currently their value is based on shares of Avantor, Inc. junior convertible preferred stock and common stock, but previously their value was based on investments in other subsidiaries in our consolidated group. Phantom units also include rights to receive distributions on the related shares of Vail preferred and common stock. These units fully vested in connection with the September 2016 combination with NuSil. We classify these awards as liabilities and record expense each period to remeasure them at their fair value. At December 31, 2017, outstanding phantom units had an aggregate fair value of $3.5 million with no expiration. We are required to settle the phantom units in cash upon the earlier of the holder’s termination of employment, a change of control or a qualified initial public offering, each as defined in the NuSil plans. We paid cash of $4.8 million in 2017 and $0.3 million in 2016 to settle phantom units for terminated employees.

SARs are fully-vested rights for the holder to receive cash from a NuSil investor equal to the excess of the fair value of the units of that investor over a base price. We classify these awards as equity and record expense each period to remeasure them at fair value. At December 31, 2017, outstanding SARs had an aggregate fair value of $22.7 million with no expiration. We have no obligation to pay cash to the holders upon settlement of these awards.

Mirror units grant holders the same rights and privileges as investments held by one of the NuSil Investors. These units fully vested in connection with the September 2016 merger with NuSil, expense is no longer being recognized on these units and we have no obligations to settle these units in cash.

We modified the phantom units and mirror units in November 2017 and September 2016 by changing the investments on which their value is based. Additional expense was immediately recognized for the phantom units at both times and for the mirror units in September 2016 due to increases in the fair value of those investments following the merger with NuSil and the VWR acquisition. The September 2016 modification to the mirror units also changed their classification from liabilities to equity.

19.	Other income or expense

The following table presents the components of other income or expense, net:

	Year ended December 31,
(in millions)	2017	2016	2015
Net foreign currency (loss) gain from financing activities	$(5.5)	$(0.4)	$0.1
Income related to defined benefit plans	3.4	0.2	(0.3)
Net gain on settlement of derivatives, see note 22	9.6	—	—

Other income (expense), net	$7.5	$(0.2)	$(0.2)

Most of the net foreign currency remeasurement loss from financing activities in 2017 was caused by the weakening of the U.S. dollar on the portion of our euro-denominated secured notes and term loans not covered by the economic hedge disclosed in notes 5 and 22.

The income related to defined benefit plans primarily includes income from the expected return on defined benefit plan assets, partially offset by interest cost on defined benefit plan obligations.

20.	Income taxes

In 2017, tax reform legislation was enacted in the United States. The new legislation included a broad range of corporate tax reforms including:

•	a reduction of the U.S. federal corporate tax rate from 35% to 21% beginning in 2018;

•	a one-time transition tax on undistributed foreign earnings and profits (15.5% for liquid assets and 8% for illiquid assets);

•	ongoing anti-base erosion provisions designed to tax foreign earnings generated without a large fixed asset base; and

•	new limitations on deductions for interest expense and net operating losses.

As a result of the new legislation, we recognized a provisional one-time income tax benefit in 2017 of $126.7 million, of which a $285.5 million benefit was caused by the remeasurement of our deferred tax assets and liabilities at the new corporate tax rate and a $158.8 million expense was caused by the one-time transition tax on our accumulated foreign undistributed earnings and profits.

In the third quarter of 2018, we updated our provisional accounting, including our interpretation of new transition tax regulations issued in 2018. In connection with this, we recorded an income tax benefit of $48.8 million and utilized certain tax attributes to further reduce our transition tax payable. The transition tax payable was $77.3 million at September 30, 2018.

Information about the statements of operations

The following table presents detail about captions appearing on the statements of operations:

	Year ended December 31,
(in millions)	2017	2016	2015
(Loss) income before income taxes:
United States	$(441.8)	$(84.0)	$26.5
Foreign	(18.4)	13.4	3.3

Total	$(460.2)	$(70.6)	$29.8

Income tax (expense) benefit:
Current income tax expense:
Federal	$(101.1)	$(26.7)	$(11.3)
State	(0.3)	(6.0)	(3.0)
Foreign	(14.3)	(8.1)	(2.3)

Total	(115.7)	(40.8)	(16.6)

Deferred income tax benefit (expense):
Federal	349.8	21.7	(2.2)
State	22.9	4.4	(0.1)
Foreign	57.9	4.6	1.8

Total	430.6	30.7	(0.5)

Total income tax benefit (expense)	$314.9	$(10.1)	$(17.1)

The following table presents the reconciliation of the income tax provision calculated at the United States federal corporate rate, which was 35% for all periods presented, to the amounts presented in the statements of operations:

	Year ended December 31,
(in millions)	2017	2016	2015
Income tax (benefit) provision at federal corporate rate	$(161.1)	$(24.7)	$10.4
Noncontrolling interests not subject to tax	—	13.4	3.1
State income taxes, net of federal benefit	(15.8)	1.6	2.0
Share-based compensation expense	—	17.1	1.9
Transaction costs	16.1	2.9	—
Rate changes related to U.S. tax reform	(285.5)	—	—
Rate changes related to foreign jurisdictions	(53.5)
Provisional estimate of one-time transition tax	158.8	—	—
Foreign taxes	4.1	—	—
Valuation allowance	12.8	—	—
Other, net	9.2	(0.2)	(0.3)

Income tax (benefit) provision	$(314.9)	$10.1	$17.1

Deferred taxes

The following table presents the significant components of deferred tax assets and liabilities:

	December 31,
(in millions)	2017	2016
Deferred tax assets:
Reserves and accrued expenses	$55.5	$10.8
Pension, postretirement, and environmental liabilities	16.6	0.8
Net operating loss and research and development carryforwards	236.2	4.1
Other	16.0	4.1

Deferred tax assets, gross	324.3	19.8
Less: valuation allowances	183.9	2.8

Deferred tax assets, net	140.4	17.0

Deferred tax liabilities:
Intangibles	1,107.0	1.6
Property, plant and equipment	57.4	2.6
Investment in partnerships	—	172.0
Other	2.0	—

Deferred tax liabilities	1,166.4	176.2

Net deferred tax liability	$(1,026.0)	$(159.2)

Classification in the consolidated balance sheets:
Other assets	$25.1	$6.6
Deferred income tax liabilities	(1,051.1)	(165.8)

Net deferred tax liability	$(1,026.0)	$(159.2)

The increase (decrease) to the valuation allowance was $181.1 million in 2017, $(4.2) million in 2016 and immaterial in 2015. The 2017 increase resulted from the VWR acquisition.

The net deferred tax liability for our investment in partnerships relates to partnerships included in lower tiers of our legal entity structure. It comprises deferred tax liabilities for intangible assets and property, plant and equipment partially offset by deferred tax assets for transaction costs. We elect to exclude certain components, such as nondeductible goodwill, from the measurement of the outside basis difference in our investment in partnerships.

At December 31, 2017, $142.6 million of the valuation allowances presented above relate to foreign net operating loss carryforwards that are not expected to be realized. We evaluate the realization of deferred tax assets by considering such factors as the reversal of existing taxable temporary differences, expected profitability by tax jurisdiction and available carryforward periods. The extent and timing of any such reversals will influence the extent of tax benefits recognized in a particular year. Should applicable losses, credits and deductions ultimately be realized, the resulting reduction in the valuation allowance would generally be recognized as an income tax benefit.

Uncertain tax positions

We file federal income tax returns in the United States and other tax returns in various states and international jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. We provide reserves for positions that are more likely than not to be overturned by a tax authority upon examination. Tax years are subject to examination in the United States since 2006 at federal level and since 2008 for certain states and in certain international jurisdictions since 2008.

The following table reflects changes to the reserve for uncertain tax positions:

	Year ended December 31,
(in millions)	2017	2016	2015
Beginning balance	$10.7	$8.1	$7.9
Additions:
Acquisitions	64.3	—	—
Tax positions related to the current year	6.4	0.7	—
Tax positions related to prior years	0.1	1.9	2.8
Reductions:
Tax positions related to prior years	(0.6)	—	(2.6)
Settlements with taxing authorities	(0.6)	—	—
Lapse of statutes of limitations	(1.2)	—	—
Currency translation	0.5	—	—

Ending balance	$79.6	$10.7	$8.1

Accrued interest and penalties on the above and its expected reduction over the next twelve months were immaterial at December 31, 2017.

The development of reserves for uncertain tax positions requires judgments about tax issues, potential outcomes and the timing of settlement discussions with tax authorities. If we were to prevail on all uncertain tax positions, we would recognize an income tax benefit.

Other matters

At December 31, 2017, the amount of undistributed foreign earnings was $2,529.9 million. Although the new U.S. tax reform legistration subjected this amount to the one-time transition tax, we still do not intend to distribute this amount and continue to consider those foreign earnings to be indefinitely reinvested. Accordingly, we have not recorded any deferred taxes on our undistributed foreign earnings.

At December 31, 2017, we had state net operating loss carryforwards of $529.6 million and foreign net operating loss carryforwards of $608.3 million.

21.	Business combinations

The following table presents cash paid for acquisitions, net of cash acquired:

	Year ended December 31,
(in millions)	2017	2015
VWR	$6,579.8	$—
Other	80.9	14.5

Total	$6,660.7	$14.5

VWR

On November 21, 2017, we acquired VWR. We determined that we were the accounting acquirer because: (i) we obtained control of VWR by transferring cash to purchase all of VWR’s issued and outstanding shares of common stock, and (ii) we satisfied all but one of the other qualitative criteria provided under GAAP.

VWR is a global manufacturer and distributor of laboratory and production products and services. We acquired VWR to improve our access to certain customers and geographies, to create a robust offering for the entire biopharmaceutical value chain and to generate significant cost synergies. We incurred transaction costs of $40.7 million in 2017 to complete the acquisition of VWR, excluding fees paid for other transactions, to New Mountain Capital and to refinance our debt. The transaction costs are included in selling, general and administrative expenses on our statement of operations.

The following table presents the purchase price for VWR:

(in millions)	November 21, 2017
Cash paid to VWR stockholders	$4,460.6
Cash paid to extinguish debt and other liabilities	2,256.2
Less: cash acquired	(137.0)

Total	$6,579.8

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed:

(in millions)	November 21, 2017
Accounts receivable	$784.9
Inventory	585.3
Other current assets	24.3
Property, plant and equipment	457.1
Goodwill	2,581.3
Other intangible assets	4,534.1
Other assets	69.3
Accounts payable	(455.1)
Other current liabilities	(295.8)
Capital lease obligations	(67.9)
Deferred income tax liabilities	(1,486.0)
Other liabilities	(151.7)

Total	$6,579.8

The purchase price was allocated to certain assets acquired and liabilities assumed based on their fair value. The fair value of inventory was determined using a comparative sales method that stated inventory at its expected selling price less estimated selling costs and a reasonable profit on the selling effort, a level 3 measurement. The fair value of property, plant and equipment was determined at the individual asset level using a combination of cost, sales and income approaches, which we consider to be level 3 measurements. The fair value of other intangible assets was determined as follows:

•	Customer relationships were valued using the income approach, a level 3 measurement that assumed a weighted-average discount rate of 9.9% and a customer retention rate of 98%.

•	The VWR trade name was valued using the relief-from-royalty method, a level 3 measurement that assumed a weighted-average royalty rate of 2.2%.

•	Other identifiable intangible assets were valued primarily using a replacement cost method, a level 3 measurement.

The fair values of all other assets and liabilities other than goodwill were primarily based on their carrying values, which we consider to be level 2 measurements.

The purchase price for VWR was higher than the fair value of the acquired identifiable assets, resulting in goodwill, due to the value of anticipated commercial and cost synergies, the existence of intangible assets not recognizable under GAAP and other market factors. On October 1, 2018, we allocated goodwill of $1,412.1 million to the Americas, $1,156.9 million to Europe and $12.3 million to AMEA. We did not record any goodwill that we expect to be deductible for tax purposes.

The following table presents information about acquired identifiable intangible assets:

	November 21, 2017
(dollars in millions)	Fair value	Weighted average amortization period in years
Customer relationships	$4,160.0	20.0
VWR trade name	270.0	6.4
Developed technology	94.6	8.0
Other	9.5	6.6

Total	$4,534.1	18.9

In 2017, our results include net sales of $552.0 million and operating loss of $39.4 million from VWR.

The following table presents unaudited supplemental pro forma financial information as if the VWR acquisition had occurred on January 1, 2016:

	Year ended December 31,
(in millions)	2017	2016
Net sales	$5,398.7	$5,135.9
Net loss	(120.8)	(343.3)

The pro forma financial information presented above has been prepared by combining our historical results and the historical results of VWR and further reflects the effect of purchase accounting adjustments. These results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated above, or that may result in the future, and does not reflect potential synergies.

NuSil

On September 30, 2016, we merged with NuSil, a manufacturer of medical and space-grade silicones with applications in drug delivery, medical implants, general healthcare, skin care and advanced engineering. Because New Mountain Capital controlled both entities for the periods presented, we paid no cash to complete the combination which was accounted for as a combination of entities under common control. See note 1 for more information.

Other

Except for their impact on investing cash flows, no other business combinations nor their related costs were material individually or in the aggregate.

22.	Financial instruments and fair value measurements

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, debt, contingent consideration arrangements and derivative instruments.

Assets and liabilities for which fair value is only disclosed

The carrying amount of cash and cash equivalents is the same as its fair value and is a Level 1 measurement. The carrying amounts for trade accounts receivable and accounts payable approximate fair value due to their short-term nature and are Level 2 measurements.

The following table presents the carrying amounts and fair values of debt instruments:

	December 31, 2017		December 31, 2016
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Receivables facility	$70.8	$70.8	$—	$—
Senior secured credit facilities:
Euro term loans	1,201.2	1,210.2	—	—
U.S. dollar term loans	1,953.1	1,962.9	—	—
4.75% secured notes	600.6	605.7	—	—
6% secured notes	1,500.0	1,505.8	—
9% unsecured notes	2,000.0	1,982.6	—	—
Term loan under prior secured credit facility	—	—	1,330.0	1,330.0
Other	70.4	70.4	0.4	0.4

Total	$7,396.1	$7,408.4	$1,330.4	$1,330.4

The fair values of debt instruments are based on standard pricing models that take into account the present value of future cash flows, and in some cases private trading data, which are Level 2 measurements.

Recurring fair value measurements with significant unobservable inputs

Certain of the business acquisitions we completed entitle the sellers to contingent consideration based on sales or earnings during a period of time following the acquisition.

The following table presents changes to contingent consideration liabilities:

	Year ended December 31,
(in millions)	2017	2016
Beginning balance	$19.1	$51.9
Acquisitions	30.5	—
Changes to estimated fair value	(0.4)	4.5
Cash payments	(23.7)	(37.3)
Currency translation	0.2	—

Ending balance	$25.7	$19.1

We estimate the fair value of contingent consideration on a recurring basis using the average of probability-weighted potential payments specified in the purchase agreements, which are Level 3 measurements. Changes to the estimated fair value are recorded as earnings within selling, general and administrative expenses. The amount that we could potentially pay ranges from approximately $15 million to $32 million for all open contingent consideration liabilities at December 31, 2017. The significant assumptions used in these calculations include forecasted results and the estimated likelihood for each performance scenario.

Derivative instruments and hedging activities

We engage in hedging activities to reduce our exposure to foreign currency exchange rates. Our hedging activities are designed to manage specific risks according to our strategies, as summarized below, which may change from time to time. Our hedging activities consist of the following:

•	Hedges of forecasted debt extinguishment — In 2017, we entered into foreign currency forward contracts to hedge the foreign currency risk associated with the repayment of debt for the VWR acquisition;

•

Economic hedges — We experience foreign currency exchange rate effects on our euro-denominated term loans and notes that move oppositely from a portfolio of euro-denominated intercompany loans. The currency effects for these non-derivative instruments are recorded through earnings in the period of change and significantly offset one another. Additional disclosures are provided in note 5; and

•

Other hedging activities — Some of our subsidiaries hedge short-term foreign-denominated business transactions and intercompany financing transactions using foreign currency forward contracts. These activities were not material to our consolidated financial statements.

Hedge of forecasted debt extinguishment

From August to November 2017, we entered into a series of foreign currency forward contracts with Goldman Sachs intended to hedge foreign currency exposure related to the anticipated settlement of a portion of VWR’s euro-denominated debt. None of these contracts were designated as hedges, so no amounts were deferred to AOCI. All of the contracts were settled in 2017.

The following table presents the classification and the amount of gain recognized in earnings:

(in millions)	Income statement classification	Year ended December 31, 2017
Foreign currency forward contracts	Other income or expense, net	$9.6

23.	Leases

We lease offices, manufacturing plants, warehouses, vehicles, computers and equipment under operating leases. Operating lease expense was $13.4 million in 2017, $9.5 million in 2016 and $10.8 million in 2015.

The following table presents future minimum lease payments under operating leases:

(in millions)	December 31, 2017
2018	$44.6
2019	34.7
2020	25.3
2021	21.4
2022	16.8
Thereafter	37.4

Total minimum payments	$180.2

24.	Related party disclosures

Related parties include our owners, directors, executive management and other parties that can exert influence on us. Transactions with related parties cannot be presumed to be carried out on an arm’s-length basis and exclude transactions eliminated in consolidation, compensation arrangements and other items in the ordinary course of business.

New Mountain Capital

We have been controlled by New Mountain Capital since 2010. It holds approximately 48% ownership interest in us on an as-converted, fully-diluted basis and has the right to appoint five of our eleven board seats, nine of which are currently filled.

During the periods presented, we have been party to advisory agreements with New Mountain Capital. Under those agreements, we have been required to pay New Mountain Capital (i) an annual fee of $1.0 million; (ii) a fee equal to 2.0% of the value of any acquisitions or financing transactions, if their value is greater than $20.0 million; and (iii) reimbursement of certain immaterial out-of-pocket expenses. In November 2017, the advisory agreement was amended so that any future transaction fees, other than defined exit events, are payable in shares of Vail common stock instead of cash.

The following table presents the payments we have made under the advisory agreement:

	Year ended December 31,
(in millions)	2017	2016	2015
Annual advisory fees	$1.0	$1.0	$1.0
Transaction fees:
VWR acquisition	180.0	—	—
Debt refinancings	12.5	27.3	—

Total	$193.5	$28.3	$1.0

Additionally, we paid New Mountain Capital distributions of $1,278.9 million in 2017 and $98.0 million in 2016.

New Mountain Capital was the primary holder of CPECs that were part of our previous capital structure. The CPECs were redeemable for cash based on a contractual formula. Under that formula, the redemption value of the CPECs increased significantly over their term. In 2016, we paid New Mountain Capital $691.0 million to redeem some of its CPECs, and the rest of the CPECs were converted to common equity.

Goldman Sachs

Goldman Sachs became a related party in 2017 in connection with our acquisition of VWR. It holds approximately 15% ownership interest in us on an as-converted, fully-diluted basis and has the right to appoint two of our eleven board seats, nine of which are currently filled.

We engaged Goldman Sachs as financial advisor for the VWR acquisition and the financial structuring to fund the acquisition. For the services provided, Goldman Sachs was paid fees totaling $165.0 million. We also agreed to offer Goldman Sachs the right to act as (i) a lead book-running manager in the event of a future initial public offering or (ii) a financial advisor in the case of another type of sale or disposition.

In connection with the borrowing under our senior secured credit facilities, Goldman Sachs acted as joint lead arranger, joint bookrunner and administrative agent. In connection with the issuance of our secured and unsecured notes, Goldman Sachs acted as joint bookrunner and was an initial purchaser of a portion of the secured and unsecured notes. In connection with the issuance of our junior convertible preferred stock, Goldman Sachs acted as placement agent. For these services, Goldman Sachs was paid underwriting, commitment, placement and other fees of $88.5 million. In addition, Goldman Sachs continues to serve as administrative agent and is a lender under our senior secured credit facilities, for which it receives fees and earns interest according to the terms and conditions of the senior secured credit facilities.

Goldman Sachs is a holder of series A preferred stock for which it accumulates yield payable in additional shares according to the terms and conditions of that agreement. In addition, Goldman Sachs is a holder of our junior convertible preferred stock.

In 2017, we entered into a series of foreign currency forward contracts with Goldman Sachs as described further in note 21. We settled all of those contracts and realized an aggregate gain of $9.6 million in 2017.

NuSil Investors

The NuSil Investors became a related party in 2016 in connection with our merger with NuSil. They hold approximately 7% ownership interest in us on an as-converted, fully-diluted basis but control none of our eleven board seats. The NuSil Investors sponsor two of our share-based compensation plans described in note 17. We did not engage in any other transactions with the NuSil Investors outside of the legal entity restructurings and distributions.

PSP Investments

PSP Investments became a related party in 2017 in connection with the financing for the VWR acquisition. It holds approximately 5% ownership interest in us on an as-converted, fully-diluted basis and controls one of our eleven board seats, ten of which are currently filled. It also holds a less than 5% portion of our U.S. dollar term loans.

In November 2017, we paid legal fees on behalf of PSP Investments related to the financial structuring to fund the VWR acquisition of $0.6 million.

Other

Some of our operating facilities are leased from shareholders of the NuSil Investors. We paid annual rent of $1.3 million in 2017 and $1.8 million in each of 2016 and 2015 to use those facilities.

25.	Unaudited quarterly financial information

(in millions)	First quarter	Second quarter	Third quarter	Fourth quarter
Year ended December 31, 2017:
Net sales	$151.8	$182.9	$183.0	$729.7
Gross profit	66.5	87.2	85.9	193.2
Net (loss) income	(16.0)	(10.0)	6.1	(125.4)
(Loss) earnings per share:
Basic	(0.25)	(0.13)	0.14	(14.10)
Diluted	(0.25)	(0.13)	0.13	(14.10)
Year ended December 31, 2016:
Net sales	181.2	171.4	177.5	161.2
Gross profit	88.5	79.0	84.0	68.2
Net income (loss)	25.1	6.4	(101.3)	(10.9)
Earnings (loss) per share:
Basic	0.80	0.19	(2.19)	(0.19)
Diluted	0.73	0.17	(2.19)	(0.19)

26.	Condensed unconsolidated financial information of Avantor, Inc. only

Pursuant to SEC regulations, the following presents condensed unconsolidated financial information of the registrant, Avantor, Inc., since November 21, 2017.

Avantor, Inc. was organized on May 3, 2017 and had no operations or holdings until the acquisition of VWR on November 21, 2017. The acquisition of VWR was partially funded by the issuance of debt by our wholly-owned subsidiary Avantor Funding, Inc. Certain of those debt agreements prevent Avantor Funding, Inc. from paying dividends or making other payments to Avantor, Inc., subject to limited exceptions. At December 31, 2017, substantially all of our net assets were subject to those restrictions. This effectively prevents Avantor, Inc. from funding any distributions to its stockholders.

The following condensed unconsolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto because certain applicable disclosures are provided there.

In these condensed unconsolidated financial statements, all of our subsidiaries are wholly-owned for the periods presented and presented as investments of Avantor, Inc. under the equity method. Under that method, the equity interest in subsidiaries’ assets and liabilities is stated as a net noncurrent asset at historical cost on the balance sheet.

No statement of operations is included for the forty-one day period ended December 31, 2017 because Avantor, Inc. had no revenues or expenses on a stand-alone basis for that period.

Avantor, Inc.

Condensed unconsolidated balance sheet

(in millions)	December 31, 2017
Assets
Investment in unconsolidated subsidiaries	$969.6

Total assets	$969.6

Redeemable equity and stockholders’ deficit
Redeemable equity:
Series A preferred stock at redemption value, 2.0 shares outstanding, liquidation value $2,027.8	$2,027.8
Junior convertible preferred stock, 1.7 shares outstanding, liquidation value $2,722.5	1,562.0

Total redeemable equity	3,589.8

Stockholders’ deficit:
Common stock including paid-in capital, 30.7 shares outstanding	(2,490.3)
Accumulated deficit	(156.3)
Accumulated other comprehensive income	26.4

Total stockholders’ deficit	(2,620.2)

Total redeemable equity and stockholders’ equity	$969.6

Avantor, Inc.

Condensed unconsolidated statement of cash flows

(in millions)	Forty-one days ended December 31, 2017
Cash flows from financing activities:
Issuance of series A preferred stock, net of fees	$1,816.4
Issuance of junior convertible preferred stock, net of fees	1,232.6
Contribution to unconsolidated subsidiaries	(3,049.0)

Net cash from financing activities	—
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$—

27.	Valuation and qualifying accounts

The following table presents changes to our valuation and qualifying accounts:

(in millions)	Allowance for doubtful accounts receivable	Valuation allowances on deferred tax assets
Balance on December 31, 2014	$3.0	$7.0
Charged to costs and expenses	6.1	—
Deductions(1)	(1.2)	—

Balance on December 31, 2015	7.9	7.0
Charged to costs and expenses	0.6	—
Deductions(1)	(1.2)	(4.2)

Balance on December 31, 2016	7.3	2.8
Acquisitions	—	81.2
Charged to costs and expenses	0.8	99.9
Deductions(1)	(0.9)	—
Currency translation	0.1	—

Balance on December 31, 2017	$7.3	$183.9

(1)	For the allowance for doubtful accounts, deductions represent bad debts charged off, net of recoveries.

Avantor, Inc. and subsidiaries

Unaudited condensed consolidated balance sheets

(in millions)	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$171.8	$185.4
Accounts receivable, net of allowances of $9.1 and $7.3	939.9	875.0
Inventory	678.8	695.1
Other current assets	113.4	78.3

Total current assets	1,903.9	1,833.8
Property, plant and equipment, net of accumulated depreciation of $211.4 and $170.5	617.3	663.5
Customer relationships, net of accumulated amortization of $355.8 and $181.7	4,250.5	4,490.0
Other finite-lived intangible assets, net of accumulated amortization of $126.3 and $63.5	337.6	407.0
Indefinite-lived tradenames	92.3	92.3
Goodwill	2,803.0	2,847.3
Other assets	113.7	112.6

Total assets	$10,118.3	$10,446.5

Liabilities, redeemable equity and stockholders’ deficit
Current liabilities:
Current portion of debt	$38.7	$109.0
Accounts payable	504.7	542.0
Employee-related liabilities	163.5	178.8
Accrued interest	136.4	79.0
Other current liabilities	171.2	195.5

Total current liabilities	1,014.5	1,104.3
Debt, net of current portion	6,956.4	7,008.8
Deferred income tax liabilities	992.2	1,051.1
Other liabilities	263.6	312.7

Total liabilities	9,226.7	9,476.9

Commitments and contingencies, see note 8
Redeemable equity:
Series A preferred stock at redemption value, 2.2 and 2.0 shares outstanding, liquidation value $2,226.2 and $2,027.8	2,226.2	2,027.8
Junior convertible preferred stock, 1.7 shares outstanding, liquidation value $2,722.5	1,562.0	1,562.0

Total redeemable equity	3,788.2	3,589.8

Stockholders’ deficit:
Common stock including paid-in capital, 26.5 shares outstanding	(2,678.4)	(2,490.3)
Accumulated deficit	(185.1)	(156.3)
Accumulated other comprehensive (loss) income	(33.1)	26.4

Total stockholders’ deficit	(2,896.6)	(2,620.2)

Total liabilities, redeemable equity and stockholders’ deficit	$10,118.3	$10,446.5

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Unaudited condensed consolidated statements of operations

	Nine months ended September 30,
(in millions, except per share data)	2018		2017
Net sales		$4,390.4	$517.7
Cost of sales		3,003.4	278.1

Gross profit		1,387.0	239.6
Selling, general and administrative expenses		1,071.9	172.5
Fees to New Mountain Capital		0.9	13.5

Operating income		314.2	53.6
Interest expense		(388.7)	(109.3)
Other income, net		7.0	11.6

Loss before income taxes		(67.5)	(44.1)
Income tax benefit		33.9	24.2

Net loss		$(33.6)	$(19.9)

Net loss		$(33.6)	$(19.9)
Net loss attributable to noncontrolling interests		—	(12.5)

Net loss attributable to Avantor, Inc.		(33.6)	(7.4)
Accumulation of yield on series A preferred stock		(198.4)	—

Net loss available to common stockholders of Avantor, Inc.		$(232.0)	$(7.4)

Loss per share information, basic and diluted:
Loss per share		$(8.75)	$(0.24)
Weighted average shares outstanding		26.5	30.7
Pro forma loss per share (unaudited)	$

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

	Nine months ended September 30,
(in millions)	2018	2017
Net loss	$(33.6)	$(19.9)

Other comprehensive (loss) income:
Foreign currency translation — unrealized (loss) gain	(59.1)	10.0
Derivative instruments:
Unrealized gain	1.2	—
Reclassification of gain into earnings	(1.2)	—
Defined benefit plans:
Unrealized gain	0.1	—
Reclassification of gain into earnings	(0.5)	(0.8)

Other comprehensive (loss) income before income taxes	(59.5)	9.2
Income tax benefit	—	0.2

Other comprehensive (loss) income	(59.5)	9.4

Comprehensive loss	(93.1)	(10.5)
Comprehensive loss attributable to noncontrolling interests	—	(9.5)

Comprehensive loss attributable to Avantor, Inc.	$(93.1)	$(1.0)

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Unaudited condensed consolidated statements of stockholders’ deficit

	Avantor, Inc.				Non- controlling interest	Total
(in millions)	Common stock including paid-in capital	Accumulated deficit	AOCI	Total
Balance at December 31, 2017	$(2,490.3)	$(156.3)	$26.4	$(2,620.2)	$—	$(2,620.2)
Cumulative effect of adoption of new revenue recognition standard	—	4.8	—	4.8	—	4.8
Comprehensive loss	—	(33.6)	(59.5)	(93.1)	—	(93.1)
Share-based compensation expense	10.3	—	—	10.3	—	10.3
Accumulation of yield on series A preferred stock	(198.4)	—	—	(198.4)	—	(198.4)

Balance at September 30, 2018	$(2,678.4)	$(185.1)	$(33.1)	$(2,896.6)	$—	$(2,896.6)

Balance at December 31, 2016	$(338.8)	$(5.7)	$(30.4)	$(374.9)	$(135.7)	$(510.6)
Comprehensive (loss) income	—	(7.4)	6.3	(1.1)	(9.4)	(10.5)
Distributions	(319.1)	—	—	(319.1)	(162.4)	(481.5)
Share-based compensation expense (benefit)	3.7	—	—	3.7	(5.0)	(1.3)
Other	(4.0)	—	—	(4.0)	(2.6)	(6.6)

Balance at September 30, 2017	$(658.2)	$(13.1)	$(24.1)	$(695.4)	$(315.1)	$(1,010.5)

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Unaudited condensed consolidated statements of cash flows

	Nine months ended September 30,
(in millions)	2018	2017
Cash flows from operating activities:
Net loss	$(33.6)	$(19.9)
Reconciling adjustments:
Depreciation and amortization	303.5	47.5
Share-based compensation expense	14.5	8.6
Deferred income tax benefit	(135.7)	(15.1)
Amortization of deferred financing costs	31.1	4.1
Write off of deferred offering costs	—	11.7
Loss on extinguishment of debt	—	21.8
Changes in assets and liabilities:
Accounts receivable	(86.7)	(14.6)
Inventories	(2.2)	(14.6)
Accounts payable	(28.1)	15.1
Other assets and liabilities	59.3	(61.0)
Other	8.5	(4.1)

Net cash provided by (used in) operating activities	130.6	(20.5)

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	—	(80.8)
Capital expenditures	(32.3)	(15.8)
Other	9.1	3.9

Net cash used in investing activities	(23.2)	(92.7)

Cash flows from financing activities:
Debt borrowings	—	1,961.8
Debt repayments	(95.4)	(1,337.4)
Cash paid for financing fees and premiums	—	(35.5)
Distributions	—	(481.5)
Payment of contingent consideration	(20.5)	(7.8)

Net cash (used in) provided by financing activities	(115.9)	99.6

Effect of currency rate changes on cash	(5.3)	(2.5)

Net decrease in cash and cash equivalents	(13.8)	(16.1)
Cash and cash equivalents, beginning of period	188.5	66.0

Cash and cash equivalents, end of period	$174.7	$49.9

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$49.9	$19.1
Cash paid for interest	300.5	84.5

The accompanying notes are an integral part of these financial statements.

Avantor, Inc. and subsidiaries

Notes to unaudited condensed consolidated financial statements

1.	Presentation of financial statements

We have prepared these condensed consolidated financial statements pursuant to SEC regulations whereby certain information normally included in GAAP financial statements has been condensed or omitted. The financial information presented herein reflects all adjustments (consisting only of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of the results to be expected for the full year.

We believe that the disclosures included herein are adequate to make the information presented not misleading in any material respect when read in conjunction with the audited annual financial statements included elsewhere in this prospectus. Those financial statements include a summary of our significant accounting policies, changes to which are disclosed in note 2.

All intercompany balances and transactions have been eliminated from the financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, income and loss during the reporting periods. Actual results could differ from those estimates.

We evaluated subsequent events through February 8, 2019, the date on which the financial statements were available to be issued.

2.	Summary of significant accounting policies

Revenue recognition

We recognize revenue by applying the following steps:

•	Identify the contract with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations; and

•	Recognize revenue as the performance obligations are satisfied.

We recognize revenue when performance obligations are satisfied by transferring control of the performance obligation to a customer. Control of a performance obligation may transfer to the customer either at a point in time or over time depending on an evaluation of the specific facts and circumstances for each contract, including the terms and conditions of the contract as agreed with the customer, as well as the nature of the products or services to be provided.

The substantial majority of our net sales are recognized at a point in time based upon the delivery of products to customers pursuant to purchase orders. We are able to fulfill most purchase orders rapidly, so order fulfillment does not generate material contract assets or liabilities. We recognize service revenues and sales of certain of our custom-manufactured products over time as control passes to the customer concurrent with our performance. We have elected to use the practical expedient to not adjust the transaction price of a contract for the effects of a significant financing component if, at the inception of the contract, we expect that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Some customer contracts include variable consideration, such as rebates, some of which depend upon our customers meeting specified performance criteria, such as a purchasing level over a period of time. We use judgment to estimate the value of these pricing arrangements at each reporting date and record contract assets or liabilities to the extent that estimated values are recognized at a different time than the revenue for the related products. When estimating variable consideration we also apply judgment when considering the probability of whether a reversal of revenue could occur and only recognize revenue subject to this constraint. Other performance obligations following the delivery of products, such as rights of return and warranties, are not material.

The only significant costs we incur to obtain contracts are related to sales commissions. These commissions are primarily based on purchase order amounts, not recoverable and not applicable to periods greater than one year. We elected to apply the practical expedient to expense these costs as incurred as if the amortization period of the asset that would have otherwise been recognized is one year or less.

No other types of revenue arrangements were material to our consolidated financial statements.

3.	New accounting standards

In February 2016, the FASB issued comprehensive new guidance about leases. Under the new guidance, most leases will be recognized as liabilities with corresponding right-of-use assets. The new guidance carries forward a similar method of expense recognition for lessees. The new guidance is effective for us beginning January 1, 2019 and must be adopted using a modified retrospective approach. As permitted under the new guidance, we intend to use the effective date as our date of initial application. As a result, neither updated financial information nor disclosures will be provided for dates or periods prior to January 1, 2019. The new guidance provides a number of optional practical expedients in transition that we are still evaluating. We recently accelerated our implementation of this standard in contemplation of an initial public offering, so we are still early in evaluating its impact. Based on current available data about our leases, we estimate that the adoption of this new guidance will cause us to recognize new assets and new liabilities of $150 to $250 million. We do not expect the new guidance to materially impact our earnings upon adoption.

In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance provides a new model for revenue recognition that supersedes most current guidance and requires more disclosures about revenue, including the components of revenue that are communicated to investors. We adopted the new guidance on January 1, 2018 using a modified retrospective method applied to contracts that were not completed as of that date. As a result of adopting the new guidance, we recorded a $4.8 million cumulative effect adjustment on January 1, 2018 to establish contract assets, derecognize custom-manufactured inventories where control has passed to the customer and record related deferred tax liabilities. New disclosures required under this guidance are included in notes 2 and 5.

There were no other new accounting standards that we expect to have a material impact to our financial position or results of operations upon adoption.

4.	Earnings or loss per share

For the periods presented, basic and diluted earnings or loss per share calculations were the same because we reported net loss available to common stockholders. Stock options for 3.9 million and 3.6 million shares of common stock were excluded from the calculations of diluted loss per share for the nine months ended September 30, 2018 and 2017, respectively, because the effect would have been anti-dilutive.

The following table presents the reconciliation of earnings or loss per share to unaudited pro forma earnings or loss per share:

(in millions, except per share data)	Loss available to common stockholders	Weighted average shares outstanding	Loss per share
Diluted	$(232.0)	26.5	$(8.75)
Assumed redemption of series A preferred stock	(198.4)
Assumed conversion of junior convertible preferred stock	—

Unaudited pro forma	$(33.6)

5.	Segment financial information

We report based on three geographic segments based on customer location: Americas, Europe and AMEA. Each segment manufactures and distributes solutions for the life sciences and advanced technologies & applied materials industries. Corporate costs are managed on a standalone basis and not allocated to segments.

The following table presents information by reportable segment:

	Net sales Nine months ended September 30,		Management EBITDA Nine months ended September 30,
(in millions)	2018	2017	2018	2017
Americas	$2,590.6	$286.0	$480.5	$116.8
Europe	1,575.5	116.0	259.3	56.8
AMEA	224.3	115.7	51.7	28.5
Corporate	—	—	(48.5)	(9.4)

Total	$4,390.4	$517.7	$743.0	$192.7

The amounts above exclude inter-segment activity because it is not material. All of the net sales for each segment are from external customers.

The following table presents the reconciliation of Management EBITDA from net loss, the nearest measurement under GAAP:

	Nine months ended September 30,
(in millions)	2018	2017
Net loss	$(33.6)	$(19.9)
Interest expense	388.7	109.3
Income tax benefit	(33.9)	(24.2)
Depreciation and amortization	303.5	47.5
Gain on derivative instruments	—	(8.5)
Share-based compensation expense	14.5	8.6
Restructuring and severance charges	57.1	5.2
Fees to New Mountain Capital	0.9	13.5
VWR transaction expenses	0.4	3.9
VWR integration and planning expenses	19.4	22.5
Other transaction and integration expenses	1.1	24.7
Commercial initiatives	6.4	0.3
Long-term incentive plan	8.1	1.8
Other	10.4	8.0

Management EBITDA	$743.0	$192.7

The following table presents net sales by product line:

(in millions)	Nine months ended September 30, 2018
Proprietary materials & consumables	$1,469.0
Third party materials & consumables	2,022.8
Services	253.7
Equipment & instrumentation	644.9

Total	$4,390.4

6.	Cash, cash equivalents and restricted cash

The following table presents the balance sheet classification of the components of cash, cash equivalents and restricted cash shown in the statements of cash flows:

	September 30,		December 31,
	2018	2017	2017	2016
Cash and cash equivalents	$171.8	$46.8	$185.4	$62.9
Restricted cash—other assets	2.9	3.1	3.1	3.1

Total	$174.7	$49.9	$188.5	$66.0

7.	Inventory

The following table presents components of inventory:

(in millions)	September 30, 2018	December 31, 2017
Merchandise inventory	$451.2	$468.7
Finished goods	88.6	109.5
Work in process	42.6	29.8
Raw materials	96.4	87.1

Total	$678.8	$695.1

8.	Restructuring and severance

The following table presents restructuring and severance charges by plan:

	Nine months ended September 30,
(in millions)	2018	2017
2017 value capture program	$54.8	$—
Other	2.3	5.2

Total	$57.1	$5.2

2017 value capture program

We have implemented a program to spend up to $215 million over a three-year period to optimize our sales, gross margins and operating costs. The spending will include up to $105 million for capital expenditures and up to $110 million for employee severance, facility closure and other charges. Our plans include combining sales and marketing resources, eliminating redundant corporate functions, optimizing procurement and our manufacturing footprint, and implementing best practices throughout the organization. We currently expect all synergies and cost savings to be fully realized by 2021.

The following table presents information about charges under the 2017 value capture program:

	Nine months ended September 30, 2018	September 30, 2018
(in millions)		Charges since inception	Expected remaining charges	Total expected charges
Employee severance and related	$46.0	$63.5	$19.5	$83.0
Facility closure	0.8	0.8	4.2	5.0
Other	8.0	8.0	3.0	11.0
Not yet specified	—	—	11.0	11.0

Total	$54.8	$72.3	$37.7	$110.0

Americas	$15.7	$18.9	$8.1	$27.0
Europe	37.3	38.8	11.2	50.0
AMEA	0.8	0.8	1.2	2.0
Corporate	1.0	13.8	6.2	20.0
Not yet specified	—	—	11.0	11.0

Total	$54.8	$72.3	$37.7	$110.0

Other charges in the table above were to write-down the carrying value of assets we plan to close or sell under the program as well as expense related to a voluntary early retirement program under one of our pension plans in the United States. These charges do not impact the accrued restructuring charges shown below.

The following table presents changes to accrued restructuring charges under the 2017 value capture program, which are primarily classified as employee-related liabilities:

(in millions)	Employee severance and related	Facility closure	Total
Balance at December 31, 2017	$15.0	$—	$15.0
Restructuring charges	46.0	0.8	46.8
Cash payments	(24.3)	(0.6)	(24.9)
Currency translation	(0.3)	—	(0.3)

Balance at September 30, 2018	$36.4	$0.2	$36.6

9.	Commitments and contingencies

Our business involves commitments and contingencies related to compliance with environmental laws and regulations, the manufacture and sale of products, employment arrangements and litigation. The ultimate resolution of contingencies is subject to significant uncertainty, and it is reasonably possible that contingencies could be decided unfavorably for us.

Environmental laws and regulations

Our environmental liabilities are subject to changing governmental policy and regulations, discovery of unknown conditions, judicial proceedings, method and extent of remediation, existence of other potentially responsible parties and future changes in technology. We believe that known and unknown environmental matters, if not resolved favorably, could have a material effect on our financial position, liquidity and profitability.

In 2010, an affiliate of our sponsor acquired 100% ownership of us (formerly, Mallinckrodt Baker, Inc., or MBI), from Covidien plc (“Covidien”), in accordance with a stock purchase agreement (“SPA”) dated May 25, 2010. Pursuant to the terms of the SPA, we are entitled to various levels of indemnification with respect to environmental liabilities involving the former MBI operations. In 2013, in connection with Covidien’s divestiture of Mallinckrodt, and by Amendment No. 2 to the SPA dated June 6, 2013, but effective upon the consummation of the divestiture, Covidien assigned its obligations as described herein to Mallinckrodt Group S.a.r.l. and to Mallinckrodt LLC (together “Mallinckrodt”), and Mallinckrodt assumed those obligations from Covidien. As a result of the SPA and assignment, Mallinckrodt is contractually obligated to indemnify and defend us for all off-site environmental liabilities (for example, Superfund or Comprehensive Environmental Response, Compensation, and Clean-up Act type liabilities) arising from the pre-closing disposal of chemicals or wastes by former MBI operations. In connection with environmental liabilities arising from pre-closing noncompliance with environmental laws, Mallinckrodt is contractually obligated to reimburse us for a percentage of the total liability, with such reimbursements made through disbursements from a $30.0 million environmental escrow established at the time of the closing. Specifically, Mallinckrodt will be responsible for reimbursement of 80% of the total costs up to $40.0 million of such environmental liabilities. Mallinckrodt will then be responsible for reimbursement of 50% of the next $40.0 million of such environmental liabilities. If such environmental liabilities exceed $80.0 million in the aggregate, Mallinckrodt will be responsible for reimbursement of 100% of such liabilities up to the next $30.0 million in the aggregate. Currently, reimbursements are 80% of the amounts spent by us, with reimbursements and settlements to date exceeding $12.0 million. In addition, in connection with operation and maintenance activities required pursuant to administrative consent orders and subsequently issued remedial action permits involving our Phillipsburg, New Jersey, facility, amounts in excess of $0.3 million per year are also subject to reimbursement, currently at the 80% level.

In a separate matter, in 2013, we reached a settlement with Mallinckrodt whereby in exchange for a payment of $4.0 million (an amount included in the $10.0 million referenced above), all claims regarding non-compliance with process safety management laws and regulations are deemed resolved. We used the $4.0 million of settlement proceeds to establish a reserve and have since identified $1.1 million of costs to address safety related matters, which has reduced the balance of the reserve to $2.9 million as of December 31, 2017.

At September 30, 2018, we were aware of two noteworthy matters:

•

The New Jersey Department of Environmental Protection has ordered us to remediate groundwater conditions near our plant in Phillipsburg, New Jersey. This matter is covered by the indemnification arrangement previously described. At September 30, 2018, our accrued obligation under this order is $3.4 million, which is calculated based on expected cash payments discounted at rates ranging from 2.0% in 2018 to 3.0% in 2045. The undiscounted amount of that obligation is $4.8 million.

•

In 2016, we assessed the environmental condition of our chemical manufacturing site in Gliwice, Poland. Our assessment revealed specific types of soil and groundwater contamination throughout the site. We are also monitoring the condition of a closed landfill on that site. These matters are not covered by our indemnification arrangement because they relate to an operation we subsequently acquired. At September 30, 2018, our balance sheet includes a liability of $3.7 million for remediation and monitoring costs. That liability is estimated primarily on expected remediation payments discounted through 2020 and is not materially different than its undiscounted amount.

Manufacture and sale of products

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we produce ourselves or obtain from our suppliers, as well as from the services we provide. Our exposure to such claims may increase to the extent that we expand our manufacturing operations or service offerings.

We maintain insurance policies to protect us against these risks, including product liability insurance. In many cases the suppliers of products we distribute have indemnified us against such claims. Our insurance coverage or indemnification agreements with suppliers may not be adequate in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our suppliers and our suppliers’ insurers, as well as legal enforcement under the local laws governing the arrangements.

As we expand our operations in the Asia-Pacific region and other developing locations, we expect to increase working capital investments in these the regions. Additionally, insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase.

Insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition or results of operations.

We have entered into indemnification agreements with customers of our self-manufactured products to protect them from liabilities and losses arising from our negligence, willful misconduct or sale of defective products. To date, we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions.

Employment agreements

The employment agreements with our executive officers include provisions for the payment of severance and continuing health benefits following termination without cause, resignation for good reason or in the event of such termination or resignation in connection with a change of control, as each of those terms are defined in the employment agreements. The aggregate of potential payments for all executive officers under these provisions was $17.2 million at September 30, 2018.

Litigation

At September 30, 2018, there was no outstanding litigation that we believe would result in material losses if decided against us, and we do not believe that there are any unasserted matters that are reasonably possible to result in a material loss.

10.	Debt

The following table presents information about our debt:

	September 30, 2018			December 31, 2017
(dollars in millions)	Interest terms	Rate	Amount
Receivables facility	LIBOR plus 1.75%	4.01%	$—	$70.8
Senior secured credit facilities:
Euro term loans	EURIBOR plus 4.25%	4.25%	1,153.6	1,201.2
U.S. dollar term loans	LIBOR plus 4%	6.24%	1,938.3	1,953.1
4.75% secured notes	fixed rate	4.75%	581.2	600.6
6% secured notes	fixed rate	6.00%	1,500.0	1,500.0
9% unsecured notes	fixed rate	9.00%	2,000.0	2,000.0
Other			70.3	70.4

Total debt, gross			7,243.4	7,396.1
Less: unamortized deferred financing costs			(248.3)	(278.3)

Total debt			$6,995.1	$7,117.8

Classification on balance sheets:
Current portion of debt			$38.7	$109.0
Debt, net of current portion			6,956.4	7,008.8

The following table presents availability under our credit facilities:

	September 30, 2018
(in millions)	Receivables facility	Revolving credit facility	Total
Current availability	$250.0	$250.0	$500.0
Undrawn letters of credit outstanding	(12.3)	(17.2)	(29.5)
Outstanding borrowings	—	—	—

Unused availability	$237.7	$232.8	$470.5

Maximum availability	$250.0	$250.0	$500.0

Current availability under the receivables facility depends upon maintaining a sufficient borrowing base of eligible accounts receivable. At September 30, 2018, $430.7 million of accounts receivable were available as collateral under the facility.

In November 2018, we amended our senior secured credit facilities to reduce the annual interest rate margins on our euro term loans by 0.50% and our U.S. term loans by 0.25%. The costs to complete the amendment were not material.

11.	Redeemable equity

The following table presents the rollforward of redeemable equity:

	Series A preferred stock		Junior convertible preferred stock		Total
(in millions)	Shares	Amount	Shares	Amount
Balance at December 31, 2017	2.0	$2,027.8	1.7	$1,562.0	$3,589.8
Accumulation of yield	0.2	198.4	—	—	198.4

Balance at September 30, 2018	2.2	$2,226.2	1.7	$1,562.0	$3,788.2

12.	Other comprehensive income or loss

The following tables present changes in the components of AOCI:

(in millions)	Foreign currency translation	Derivative instruments	Defined benefit plans	Total
Balance at December 31, 2017	$23.7	$0.3	$2.4	$26.4
Unrealized (loss) gain	(59.1)	1.2	0.1	(57.8)
Reclassification of gain into earnings	—	(1.2)	(0.5)	(1.7)
Less: income tax benefit	—	—	—	—

Balance at September 30, 2018	$(35.4)	$0.3	$2.0	$(33.1)

(in millions)	Foreign currency translation	Derivative instruments	Defined benefit plans	Total
Balance at December 31, 2016	$(47.3)	$—	$3.2	$(44.1)
Unrealized gain	10.1	—	—	10.1
Reclassification of gain into earnings	—	—	(0.8)	(0.8)
Less: income tax benefit	—	—	0.1	0.1

Balance at September 30, 2017	$(37.2)	$—	$2.5	$(34.7)

The reclassifications and income tax effects shown above were immaterial to the financial statements. The reclassifications were made to either cost of sales or selling, general and administrative expense depending upon the nature of the underlying transactions.

13.	Other income or expense

The following table presents the components of other income or expense, net:

	Nine months ended September 30,
(in millions)	2018	2017
Net foreign currency (loss) gain from financing activities	$(0.2)	$0.4
Income related to defined benefit plans	7.5	2.7
Gain on derivative instruments	—	8.5
Other	(0.3)	—

Other income, net	$7.0	$11.6

The income related to defined benefit plans primarily includes income from the expected return on defined benefit plan assets, partially offset by interest cost on defined benefit plan obligations.

The gain on derivative instruments relates to a series of foreign currency forward contracts we entered into with Goldman Sachs from August to November 2017. Those contracts were intended to hedge foreign currency exposure related to the anticipated settlement of a portion of VWR’s euro-denominated debt.

14.	Income taxes

In December 2017, tax reform legislation was enacted in the United States. The new legislation includes a broad range of corporate tax reforms including a reduction of the federal corporate tax rate from 35% to 21%, a modified territorial tax system and new limitations on certain deductions. It also imposed a one-time deemed repatriation tax on the post-1986 undistributed earnings of non-U.S. subsidiaries accumulated up through December 31, 2017, regardless of whether such earnings are repatriated.

In the third quarter of 2018, we updated our provisional accounting, including our interpretation of new transition tax regulations issued in 2018. In connection with this, we recorded an income tax benefit of $48.8 million and utilized certain tax attributes to further reduce our transition tax payable. The transition tax payable was $77.3 million at September 30, 2018.

Our effective tax rate has changed significantly from period to period due to the acquisition of VWR, a reduction in statutory tax rates in the United States and other countries, new taxes implemented by tax reform in the United States, losses in certain jurisdictions where we are not able to currently recognize a tax benefit and other nondeductible expenses.

15.	Financial instruments and fair value measurements

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. Our financial instruments also include unpaid contingent consideration arrangements that have become immaterial with payments made through September 30, 2018.

Assets and liabilities for which fair value is only disclosed

The carrying amount of cash and cash equivalents is the same as its fair value and is a level 1 measurement. The carrying amounts for accounts receivable and accounts payable approximate fair value due to their short-term nature and are level 2 measurements.

The following table presents the carrying amounts and fair values of debt instruments:

	September 30, 2018		December 31, 2017
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Receivables facility	$—	$—	$70.8	$70.8
Senior secured credit facilities:
Euro term loans	1,153.6	1,168.0	1,201.2	1,210.2
U.S. dollar term loans	1,938.3	1,965.1	1,953.1	1,962.9
4.75% secured notes	581.2	604.1	600.6	605.7
6% secured notes	1,500.0	1,526.0	1,500.0	1,505.8
9% unsecured notes	2,000.0	2,064.5	2,000.0	1,982.6
Other	70.3	70.3	70.4	70.4

Total debt, gross	$7,243.4	$7,398.0	$7,396.1	$7,408.4

The fair values of debt instruments are based on standard pricing models that take into account the present value of future cash flows, and in some cases private trading data, which are level 2 measurements.

16.	Related party disclosures

We are party to an advisory agreement with New Mountain Capital. Under that agreement, we pay fixed annual advisory fees of $1.0 million and also reimburse New Mountain Capital for out-of-pocket expenses.

In the nine months ended September 30, 2017, we made cash distributions of $461.8 million to stockholders and $19.7 million to holders of vested stock options following a refinancing of our debt. New Mountain Capital received $385.1 million of those distributions and fees of $12.5 million for the debt refinancing.

VWR Corporation

Glossary

Description
Company, we, us, our	VWR Corporation and its consolidated subsidiaries
2014 Plan	the VWR Corporation 2014 Equity Incentive Plan
Americas	a segment covering North, Central and South America
A/R Facility	an accounts receivable securitization facility due 2018
AOCI	accumulated other comprehensive income or loss
Annual Report	our Annual Report on Form 10-K filed with the SEC on February 4, 2017
Avantor	Avantor, Inc., a company with which we are agreed to merge
Biopharma	the combination of the pharmaceutical and biotechnology sectors
Board	the board of directors of VWR Corporation
EMEA-APAC	a segment covering Europe, Middle East, Africa and Asia-Pacific
EURIBOR	the applicable interest rate determined by the Banking Federation of the European Union
FASB	the Financial Accounting Standards Board
GAAP	United States generally accepted accounting principles
German, French, and UK Plans	the defined benefit plans in Germany, France and the United Kingdom
IPO	our initial public offering which occurred in 2014
ITRA	the income tax receivable agreement between us and Varietal
LIBOR	the applicable British Bankers Association London Interbank Offered Rate
LIFO	last-in, first-out inventory method
SEC	the United States Securities and Exchange Commission
SG&A expenses	selling, general and administrative expenses
U.S. Retirement Plan	the defined benefit plan in the United States
Varietal	Varietal Distribution Holdings, LLC, a significant stockholder and affiliate
VWR Funding	VWR Funding, Inc., our wholly-owned subsidiary

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

VWR Corporation:

We have audited the accompanying consolidated balance sheets of VWR Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income or loss, redeemable equity and stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VWR Corporation and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 24, 2017

VWR Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,
(in millions, except per share data)	2016	2015
Assets
Current assets:
Cash and cash equivalents	$168.7	$136.3
Trade accounts receivable, net of reserves of $10.5 and $12.0	607.2	583.2
Inventories	483.1	424.0
Other current assets	93.1	89.5

Total current assets	1,352.1	1,233.0
Property and equipment, net of accumulated depreciation of $248.9 and $216.2	253.8	228.2
Goodwill	1,844.0	1,791.4
Other intangible assets, net	1,407.8	1,455.6
Other assets	104.8	85.6

Total assets	$4,962.5	$4,793.8

Liabilities, Redeemable Equity and Stockholders’ Equity
Current liabilities:
Current portion of debt	$250.1	$92.8
Accounts payable	476.3	474.5
Employee-related liabilities	79.3	61.4
Current amount due to Varietal — ITRA	27.7	78.1
Other current liabilities	152.7	112.3

Total current liabilities	986.1	819.1
Debt, net of current portion	1,766.9	1,896.2
Amount due to Varietal — ITRA, net of current portion	57.3	85.0
Deferred income tax liabilities	477.2	459.5
Other liabilities	159.4	158.8

Total liabilities	3,446.9	3,418.6
Commitments and contingencies (Note 10)
Redeemable equity, at redemption value	21.2	38.8
Stockholders’ equity:
Preferred stock, $0.01 par value; 50.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 750.0 shares authorized, 131.6 and 131.4 shares issued and outstanding	1.3	1.3
Additional paid-in capital	1,766.0	1,735.1
Retained earnings	154.5	6.3
Accumulated other comprehensive loss	(427.4)	(406.3)

Total stockholders’ equity	1,494.4	1,336.4

Total liabilities, redeemable equity and stockholders’ equity	$4,962.5	$4,793.8

See accompanying notes to consolidated financial statements.

VWR Corporation and Subsidiaries

Consolidated Income Statements

	Year ended December 31,
(in millions, except per share data)	2016	2015	2014
Net sales	$4,514.2	$4,318.8	$4,375.3
Cost of goods sold	3,252.4	3,121.7	3,131.9

Gross profit	1,261.8	1,197.1	1,243.4
Selling, general and administrative expenses	946.2	876.9	925.5

Operating income	315.6	320.2	317.9
Interest expense	(79.7)	(102.8)	(166.3)
Other income (expense), net	(1.1)	45.4	90.9
Loss on extinguishment of debt	(0.5)	(32.7)	(5.1)

Income before income taxes	234.3	230.1	237.4
Income tax provision	(86.1)	(75.8)	(84.8)

Net income	148.2	154.3	152.6
Accretion of dividends on redeemable equity	—	—	(29.4)

Net income applicable to common stockholders	$148.2	$154.3	$123.2

Earnings per share:
Basic	$1.13	$1.17	$2.50
Diluted	1.12	1.17	2.49
Weighted average shares outstanding:
Basic	131.5	131.4	49.3
Diluted	131.8	131.8	49.5

See accompanying notes to consolidated financial statements.

VWR Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income or Loss

	Year ended December 31,
(in millions)	2016	2015	2014
Net income	$148.2	$154.3	$152.6
Other comprehensive loss:
Foreign currency translation:
Net unrealized loss arising during the period	(22.4)	(174.4)	(204.2)
Reclassification of net loss into earnings	1.2	—	—
Derivative instruments:
Net unrealized gain arising during the period	9.1	3.0	0.7
Reclassification of net (gain) loss into earnings	(2.3)	(0.7)	1.1
Defined benefit plans:
Net unrealized loss arising during the period	(9.4)	(7.0)	(27.0)
Reclassification of net loss (gain) into earnings	2.7	2.7	(3.0)

Other comprehensive loss	(21.1)	(176.4)	(232.4)

Comprehensive income (loss)	$127.1	$(22.1)	$(79.8)

See accompanying notes to consolidated financial statements.

VWR Corporation and Subsidiaries

Consolidated Statements of Redeemable Equity and Stockholders’ Equity

	Redeemable equity, at redemption value	Stockholders’ equity
		Common stock		Additional paid-in capital	Retained earnings (deficit)	AOCI	Total
(in millions)		Shares	Par value
Balance at December 31, 2013	$670.6	0.1	$—	$723.9	$(300.6)	$2.5	$425.8
Redemption	(11.5)	—	—	4.1	—	—	4.1
Accretion of dividends	29.4	—	—	(29.4)	—	—	(29.4)
Recapitalization:
Retirement of prior stock	(650.0)	(0.1)	—	(679.4)	—	—	(679.4)
Issuance of new stock	—	102.0	1.0	1,328.4			1,329.4
Payment of dividend	—	—	—	(25.0)	—	—	(25.0)
Recognition of ITRA	—	—	—	(172.9)	—	—	(172.9)
Issuance of common stock	—	29.4	0.3	582.3	—	—	582.6
Payment of stock issuance costs	—	—	—	(4.8)	—	—	(4.8)
Stock-based compensation expense	—	—	—	2.0	—	—	2.0
Reclassifications to state redeemable equity at redemption value	12.9	—	—	(12.9)	—	—	(12.9)
Net income	—	—	—	—	152.6	—	152.6
Other comprehensive loss	—	—	—	—	—	(232.4)	(232.4)

Balance at December 31, 2014	51.4	131.4	1.3	1,716.3	(148.0)	(229.9)	1,339.7
Issuance of common stock		—	—	1.3	—	—	1.3
Stock-based compensation expense	—	—	—	4.9	—	—	4.9
Reclassifications to state redeemable equity at redemption value	(12.6)	—	—	12.6	—	—	12.6
Net income	—	—	—	—	154.3	—	154.3
Other comprehensive loss	—	—	—	—	—	(176.4)	(176.4)

Balance at December 31, 2015	38.8	131.4	1.3	1,735.1	6.3	(406.3)	1,336.4
Issuance of common stock	—	0.2	—	4.7	—	—	4.7
Stock-based compensation expense	—	—	—	8.6	—	—	8.6
Reclassifications to state redeemable equity at redemption value	(17.6)	—	—	17.6	—	—	17.6
Net income	—	—	—	—	148.2	—	148.2
Other comprehensive loss	—	—	—	—	—	(21.1)	(21.1)

Balance at December 31, 2016	$21.2	131.6	$1.3	$1,766.0	$154.5	$(427.4)	$1,494.4

See accompanying notes to consolidated financial statements.

VWR Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
(in millions)	2016	2015	2014
Cash flows from operating activities:
Net income	$148.2	$154.3	$152.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130.1	124.5	129.3
Net foreign currency remeasurement loss (gain)	2.3	(45.1)	(95.7)
Deferred income tax provision	3.4	27.3	33.9
Loss on extinguishment of debt	0.5	32.7	5.1
Other, net	23.3	17.9	13.0
Changes in working capital, net of business acquisitions:
Trade accounts receivable	(25.8)	(30.2)	(30.1)
Inventories	(63.1)	(43.8)	(41.5)
Accounts payable	15.0	25.1	27.5
Other assets and liabilities	32.3	(37.7)	(3.0)

Net cash provided by operating activities	266.2	225.0	191.1

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(142.8)	(59.1)	(89.9)
Capital expenditures	(59.9)	(40.9)	(33.6)
Other investing activities	—	2.1	0.5

Net cash used in investing activities	(202.7)	(97.9)	(123.0)

Cash flows from financing activities:
Proceeds from issuance of common stock	4.7	1.3	582.6
Proceeds from debt	674.4	2,767.0	742.2
Repayment of debt	(623.8)	(2,810.2)	(1,353.8)
Redemption of redeemable equity	—	—	(8.9)
Payment of dividend	—	—	(25.0)
Payment to Varietal under ITRA	(78.1)	(9.8)	—
Payment of debt issuance costs and redemption premium	(0.9)	(41.9)	(1.1)
Other financing activities	(3.1)	(2.5)	(7.8)

Net cash used in financing activities	(26.8)	(96.1)	(71.8)

Effect of exchange rate changes on cash	(4.3)	(12.7)	(13.9)

Net increase (decrease) in cash and cash equivalents	32.4	18.3	(17.6)
Cash and cash equivalents at beginning of period	136.3	118.0	135.6

Cash and cash equivalents at end of period	$168.7	$136.3	$118.0

Supplemental disclosures of cash flow information:
Cash paid for interest	$79.2	$104.9	$158.9
Cash paid for income taxes, net	78.3	48.0	39.3

See accompanying notes to consolidated financial statements.

VWR Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of operations and basis of presentation

We are a leading global independent provider of product and service solutions to laboratory and production customers. We have significant market positions in Europe and North America. We also have operations in Asia-Pacific and other key emerging markets to support our multinational customers across the globe. We serve a critical role in connecting customer sites with laboratory product suppliers across multiple industries and geographies. We offer a broad portfolio of branded and private label laboratory products, a full range of value-added services and custom manufacturing capabilities to meet our customers’ needs. Services represent a growing but currently small portion of our overall net sales. We offer a wide selection of unique products and have developed an extensive global infrastructure including thousands of sales and service-focused professionals. We deliver value to our customers by improving the costs, efficiency and effectiveness of their research laboratories and production operations. We deliver value to our suppliers by providing them with cost-effective channel access to a global and diverse customer base.

The following describes our corporate organization at December 31, 2016:

•

Varietal — Following a 2007 merger, Varietal was our only stockholder until our IPO in October 2014 and since then had been our majority stockholder through March 2016. Private equity funds managed by Madison Dearborn Partners hold a controlling interest in Varietal. Our condensed consolidated balance sheets reflect significant amounts of goodwill and other intangible assets as a result of the 2007 merger.

In April 2016, Varietal completed a sale of our common stock that caused it to no longer hold a majority ownership interest in us. As a result, we experienced a change in control under U.S. federal tax regulations which has impacted (i) the amount and timing of the utilization of our net operating loss carryforwards; (ii) the timing of payments under an ITRA with Varietal (see Note 20); and (iii) the amount of cash taxes we are paying.

•

VWR Funding and its wholly-owned subsidiaries — VWR Funding is our wholly-owned subsidiary and the sole issuer of our debt. Certain of those debt agreements restrict its ability to make distributions to us.

Basis of Presentation

We report financial results on the basis of two segments organized by geographic region: the Americas and EMEA-APAC.

In 2014, we recapitalized our equity (see Note 12). For all periods presented, the number of shares of common stock outstanding has been adjusted for a stock split. Separately, a conversion of prior equity into newly-issued shares of common stock is presented as a retirement and issuance of shares; share counts for periods prior to that conversion were not adjusted. The consolidated financial statements present the accretion of dividends on redeemable convertible preferred stock for periods prior to the recapitalization. Those dividends were never paid and became available to common stockholders following the recapitalization.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VWR Corporation and the redeemable equity of Varietal, each after the elimination of intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, expense, income and loss during the reporting period. Actual results could differ significantly from those estimates.

Additional disclosures about significant estimates are provided in the following areas: (i) impairment testing, particularly determining whether indicators of impairment were present and whether assets were impaired (see Note 21); (ii) estimating the valuation allowance on deferred tax assets, such as net operating loss carryforwards (see Note 18); (iii) accounting for defined benefit plans, in particular determining key assumptions such as discount rates and the expected return on plan assets (see Note 15); (iv) estimating outcomes of loss contingencies (see Note 10); and (v) estimating fair value, particularly related to measurements based on unobservable inputs (see Note 9).

2.	Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments with original maturities of three months or less, primarily consisting of euro-denominated overnight deposits. Bank overdrafts are classified as current liabilities and presented as a financing activity on our consolidated statements of cash flows.

Trade Accounts Receivable, net of Reserves

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The carrying amount of trade accounts receivable is presented net of a reserve representing our estimate of the amounts that will not be collected and for estimated sales returns and allowances. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collectability. Account balances are written off against the allowance when we determine it is probable that the receivable will not be recovered.

Inventories

Our inventories consist primarily of products held for sale. Inventories are valued at the lower of cost or market, cost being primarily determined by the LIFO method for certain of our U.S. subsidiaries and the first-in, first-out method for all other subsidiaries. We regularly review quantities of inventories on hand and compare these amounts to the expected use of each product or product line. We record a charge to cost of goods sold for the amount required to reduce the carrying value of inventory to net realizable value.

At December 31, 2016 and 2015, the percentage of inventories valued using the LIFO method was 36% for both years, and the excess of current cost over LIFO value for those inventories was $24.8 million and $24.6 million, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recognized using the straight-line method over estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 10 years for equipment and computer software. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the estimated remaining life of the lease. Costs for repairs and maintenance that do not significantly increase the value or estimated lives of property and equipment are expensed as incurred. Property and equipment held under capital leases were not material for any periods presented.

Impairment of Long-Lived Assets

We evaluate the recoverability of long-lived assets when events or changes in circumstances indicate a possible inability to recover carrying amounts. We assess recoverability by comparing the carrying value of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is impaired, the loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. Other intangible assets consist of both amortizable and indefinite-lived intangible assets. Amortizable intangible assets are amortized over their estimated useful lives on a straight-line basis. Indefinite-lived intangible assets are not amortized.

We reevaluate the estimated useful lives of our amortizable intangible assets annually. For indefinite-lived intangible assets, we reevaluate annually whether they continue to have indefinite lives, considering whether they have any legal, regulatory, contractual, competitive or economic limitations and whether they are expected to contribute to the generation of cash flows indefinitely.

Goodwill and other indefinite-lived intangible assets are tested annually for impairment on October 1 of each year. Goodwill impairment testing is performed at the reporting unit level. Our reporting units are the same as our operating segments and reportable segments. All of our intangible assets, including goodwill, are tested for impairment whenever an indication of potential impairment arises. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts or anticipated acts by governments and courts. Indefinite-lived intangible assets are tested for impairment prior to testing of goodwill or amortizable intangible assets.

The impairment analysis for goodwill and indefinite-lived intangible assets consists of an optional qualitative assessment potentially followed by a two-step quantitative analysis. If we determine that the carrying value of goodwill or indefinite-lived intangible assets exceeds its fair value, an impairment charge is recorded for the excess. Impairment charges cannot be reversed in subsequent periods.

The impairment analysis for amortizable intangible assets is performed in the same way as for our other long-lived assets, as previously discussed.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. Classification within the fair value hierarchy is based on the lowest of the following levels that is significant to the fair value measurement:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 — Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability

•	Level 3 — Inputs that are unobservable for the asset or liability based on our evaluation of the assumptions market participants would use in pricing the asset or liability

We exercise considerable judgment when estimating fair value, particularly when evaluating what assumptions market participants would likely make. The use of different assumptions or estimation methodologies could have a material effect on the estimated fair values.

Commitments and Contingencies

Loss contingencies are reflected in the consolidated financial statements based on our assessments of the expected outcome of legal proceedings or the expected resolution of other contingencies. Liabilities for estimated losses are accrued if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Significant judgment is required to determine probability and whether the amount of an exposure is reasonably estimable. Due to uncertainties related to these matters, accruals are based only on the information available at the time. As additional information becomes available, we reassess potential liabilities related to pending claims and litigation and may revise our previous estimates.

Revenue Recognition

We record product revenue on a gross basis when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectability of the resulting receivable is reasonably assured. Title and risk of loss is transferred at the time of shipment or upon delivery to customers, depending upon the terms of the arrangement with the customer. Products are delivered without post-sale obligations to the customer. Provisions for discounts, rebates to customers, sales returns and other adjustments are provided for as a reduction of sales in the period the related sales are recorded.

We record shipping and handling charges billed to customers in net sales and record shipping and handling costs in cost of goods sold for all periods presented. Sales taxes, value-added taxes and certain excise taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

Services represent a growing but currently small portion of our net sales and were not material to our consolidated financial statements.

Classification of Expenses

Cost of goods sold includes the cost of the product, vendor rebates, inbound and outbound freight charges, as well as inventory adjustments. SG&A expenses include personnel and facility charges, advertising and promotional charges and other charges related to our global infrastructure operations.

Stock-Based Compensation

Stock-based compensation consists primarily of stock options awarded to employees and directors. We measure expense using the grant-date fair value of awards ultimately expected to vest. Awards with service conditions are expensed on a straight-line basis from the date of grant through the end of the requisite service period. We issue new shares of common stock upon the exercise of stock options.

The grant-date fair value of stock options is measured using a closed-form option pricing model, using assumptions based on the terms of each stock option agreement, the expected behavior of grant recipients and peer company data. We have limited historical data about our own awards upon which to base our assumptions. Expected volatility is calculated based on the observed equity volatility for a peer group over a period of time equal to the expected life of the stock options. The risk-free interest rate is based on U.S. Treasury observed market rates continuously compounded over the duration of the expected life. The expected life of stock options is determined using the simplified method, which is calculated as the midpoint of the weighted average vesting period and the contractual term.

We elect to recognize expense based on the number of awards ultimately expected to vest by use of an estimated forfeiture rate. The estimated forfeiture rate is based on historical data for the employee group awarded options and expected employee turnover rates, which management reevaluates each period.

Defined Benefit Plans

Some of our employees participate in defined benefit plans. The benefits include pension, salary continuance, life insurance and healthcare. Benefits are accrued over the employees’ service periods. We use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of net periodic pension income or expense. Differences between actual and expected results or changes in the value of defined benefit obligations and plan assets, if any, are not recognized in earnings as they occur but rather systematically over subsequent periods.

Foreign Currency Translation

Assets and liabilities of our foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using period-end exchange rates. Revenues, expenses, income and losses are translated using average exchange rates. Resulting translation adjustments are reported in accumulated other comprehensive income or loss. Foreign currency remeasurement gains and losses related to financing activities are reported in other income (expense), net within our consolidated statements of operations, while gains and losses associated with operating activities are reported within the applicable component of operating income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and for net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not of being realized. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs, as a result of information that arises or when a tax position is effectively settled. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in our consolidated financial statements.

Due to Varietal — ITRA

We record the estimated amount payable to Varietal under an ITRA, entered into in connection with our IPO, as a noncurrent liability, except for the portion estimated to be payable within one year. The ITRA liability was initially recognized through an adjustment to additional paid-in capital and measured at its expected future value, similar to the underlying deferred tax assets to which it relates. Subsequent changes to the value of the ITRA liability, if any, will be classified as other income (expense), net in the consolidated statements of operations. Cash payments under the ITRA are classified as a financing activity on the consolidated statements of cash flows.

3.	New accounting standards

In March 2016, the FASB issued new guidance to simplify several aspects of accounting and presentation for stock-based compensation. The new guidance is effective for us beginning in the first quarter of 2017, with early adoption permitted. We early adopted the guidance beginning October 1, 2016. The guidance did not have a material impact to us upon adoption.

In February 2016, the FASB issued comprehensive new guidance about leases. Under the new guidance, most leases will be recognized on our consolidated balance sheet as liabilities with corresponding right-of-use assets. The new guidance carries forward a similar method of expense recognition for lessees. The new guidance is effective for us beginning in the first quarter of 2019, with early adoption permitted. The guidance must be adopted using a modified retrospective approach. Although, we are continuing to evaluate its impact, we expect that this new guidance will result in a significant increase to the assets and liabilities we present on our consolidated balance sheet.

In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance provides a new model for revenue recognition that supersedes most current guidance and requires more disclosures about revenue including the components of revenue that are communicated to investors. The new guidance is effective for us beginning in the first quarter of 2018 and may be adopted using either a full retrospective or a modified retrospective approach. Although we are continuing to evaluate the impact of the new guidance, we expect that the new recognition model will primarily impact only certain portions of our business, and we expect to provide expanded disclosures and to adopt the new standard using the modified retrospective method.

There were no other new accounting standards that we expect to have a material impact to our financial position or results of operations upon adoption.

4.	Earnings per share

The following table presents information about basic and diluted earnings per share:

	Year ended December 31,
(in millions)	2016	2015	2014
Reconciliation of weighted average shares outstanding:
Basic	131.5	131.4	49.3
Dilutive effect of stock-based instruments	0.3	0.4	0.2

Diluted	131.8	131.8	49.5

Number of anti-dilutive instruments excluded from dilutive effect	4.0	2.0	0.9

5.	Acquisitions

During the three years ended December 31, 2016, we acquired businesses to broaden our product offerings and strengthen our market positions. Except for their effects on investing cash flow, none of these acquisitions, nor their related costs, were material individually or in the aggregate to our results of operations or financial condition.

The following table presents selected information about these acquisitions in the aggregate:

	Year ended December 31,
(dollars in millions)	2016	2015	2014
Number of businesses acquired	5	4	4
Components of purchase price:
Cash paid, net of cash acquired	$142.8	$59.1	$89.9
Estimated fair value of contingent consideration	13.8	13.6	8.4
Deferred purchase price, net of (settlements)	3.2	(3.4)	3.4
Other	—	—	13.0

Purchase price	$159.8	$69.3	$114.7

Allocation of purchase price:
Net tangible assets	$31.9	$9.5	$15.5
Identifiable intangible assets	50.1	23.2	44.1
Goodwill	77.8	36.6	55.1

Purchase price	$159.8	$69.3	$114.7

Weighted average life of acquired amortizable intangible assets	9.9 years	9.7 years	12.2 years

The purchase price for the acquisitions was higher than the fair value of the acquired identifiable assets, resulting in goodwill, due to the existence of intangible assets not recognizable under GAAP and other market factors. During the years ended December 31, 2016, 2015 and 2014, we recorded goodwill of $65.1 million, $19.6 million and $29.0 million, respectively, that we expect to be deductible for tax purposes. The purchase price allocations for certain acquisitions completed in 2016 are preliminary pending finalization of opening balance sheets and may be adjusted subsequently.

The other component of purchase price represents cash paid to acquire a business that was subsequently rescinded. Since the amount was later refunded in full, we did not include it in the amount paid for acquisitions or the number of businesses acquired.

6.	Property and equipment, net

The following table presents the components of property and equipment, net:

	December 31,
(in millions)	2016	2015
Buildings and improvements	$199.1	$161.4
Equipment and computer software	264.5	244.2
Other	39.1	38.8

Property and equipment, gross	502.7	444.4
Accumulated depreciation	(248.9)	(216.2)

Property and equipment, net	$253.8	$228.2

Depreciation expense was $44.7 million, $41.1 million and $40.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

7.	Goodwill and other intangible assets, net

The following tables present information about goodwill by segment:

(in millions)	Americas	EMEA-APAC	Total
Balance at December 31, 2014	$1,042.3	$811.3	$1,853.6
Acquisitions (Note 5)	19.7	16.9	36.6
Currency translation	(15.7)	(82.9)	(98.6)
Other	—	(0.2)	(0.2)

Balance at December 31, 2015	1,046.3	745.1	1,791.4
Acquisitions (Note 5)	65.1	12.7	77.8
Currency translation	2.7	(26.0)	(23.3)
Other	—	(1.9)	(1.9)

Balance at December 31, 2016	$1,114.1	$729.9	$1,844.0

	December 31, 2016			December 31, 2015
(in millions)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Americas	$1,320.7	$206.6	$1,114.1	$1,252.9	$206.6	$1,046.3
EMEA-APAC	729.9	—	729.9	745.1	—	745.1

Total	$2,050.6	$206.6	$1,844.0	$1,998.0	$206.6	$1,791.4

The following table presents the components of other intangible assets:

	December 31, 2016			December 31, 2015
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,413.0	$651.3	$761.7	$1,402.2	$581.4	$820.8
Other	49.7	20.1	29.6	30.3	15.2	15.1

Amortizable intangible assets	1,462.7	671.4	791.3	1,432.5	596.6	835.9
Indefinite-lived trademarks and tradenames	616.5	—	616.5	619.7	—	619.7

Other intangible assets	$2,079.2	$671.4	$1,407.8	$2,052.2	$596.6	$1,455.6

Amortization expense was $85.4 million, $83.4 million and $88.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table presents estimated future amortization expense at December 31, 2016:

(in millions)
2017	$85.3
2018	83.2
2019	81.6
2020	80.3
2021	76.3
Thereafter	384.6

Total	$791.3

8.	Debt

The following table presents information about debt:

	December 31, 2016			December 31, 2015
(dollars in millions)	Interest terms	Rate	Amount
Accounts receivable securitization facility	LIBOR plus 1.15%	1.89%	$163.9	$38.0
Senior credit facility:
Multi-currency revolving loan facility	EURIBOR plus 2.00%	2.00%	31.6	—
Term A loan, net of discount of $4.8 and $6.1	LIBOR plus 2.00%	2.61%	859.7	903.9
Term B loan, net of discount of $4.4 and $4.7	EURIBOR plus 3.00%	3.00%	423.8	494.8
4.625% senior notes, net of discount of $7.0 and $8.4	Fixed rate	4.63%	524.9	538.6
Other debt			13.1	13.7

Total debt			$2,017.0	$1,989.0

Classification on consolidated balance sheets:
Current portion of debt			$250.1	$92.8
Debt, net of current portion			1,766.9	1,896.2

Total debt			$2,017.0	$1,989.0

Other debt includes capital lease obligations and subsidiary loans from local banks. Borrowings under the accounts receivable securitization facility and the multi-currency revolving loan facility are included in the current portion of debt because we frequently borrow from and repay them to satisfy short term cash requirements; we are not required to repay those borrowings until maturity of the instruments.

In 2016, we entered into two interest rate swaps that exchange LIBOR for fixed rates on a portion of our term A loan. See Note 9.

The following table presents availability under credit facilities at December 31, 2016:

(in millions)	Accounts receivable securitization facility	Multi- currency revolving loan facility	Total
Maximum availability	$175.0	$250.0	$425.0
Current availability	$175.0	$250.0	$425.0
Undrawn letters of credit outstanding	(11.0)	(1.7)	(12.7)
Outstanding borrowings	(163.9)	(31.6)	(195.5)

Unused availability	$0.1	$216.7	$216.8

Current availability under the accounts receivable securitization facility depends upon maintaining a sufficient borrowing base of eligible trade accounts receivable. At December 31, 2016, $243.2 million of trade accounts receivable were pledged as collateral under the facility.

The following table presents the maturities of debt principal at December 31, 2016:

(in millions)	2017	2018	2019	2020	2021	Thereafter	Total
Accounts receivable securitization facility	$—	$163.9	$—	$—	$—	$—	$163.9
Senior credit facility:
Multi-currency revolving loan facility	—	—	—	31.6	—	—	31.6
Term A loan	45.5	68.3	91.0	659.7	—	—	864.5
Term B loan	4.3	4.3	4.3	4.3	4.3	406.7	428.2
4.625% senior notes	—	—	—	—	—	531.9	531.9
Other debt	4.7	4.3	2.6	1.5	—	—	13.1

Total debt, excluding discounts	$54.5	$240.8	$97.9	$697.1	$4.3	$938.6	$2,033.2

Accounts Receivable Securitization Facility

The accounts receivable securitization facility is for $175.0 million with a commercial bank and matures on May 18, 2018. Borrowings are secured by the trade accounts receivable of certain domestic subsidiaries, which are not available to satisfy the claims of other creditors. We bear the risk of collection on our trade accounts receivable and account for the facility as a secured borrowing.

The accounts receivable securitization facility includes representations and covenants that we consider usual and customary, including that, if our available liquidity falls below a specified amount, the ratio of our adjusted earnings to interest expense cannot exceed a specified amount, each as defined. At December 31, 2016, we were in compliance with those covenants.

Senior Credit Facility

The senior credit facility is with a syndicate of lenders and includes a $250.0 million multi-currency revolving loan facility due September 28, 2020, a $910.0 million term A loan due September 28, 2020 and a €406.6 million term B loan due January 15, 2022. The term loans require us to make scheduled quarterly principal repayments as shown in the table above. Borrowings under the senior credit facility are secured by substantially all of our assets except for the trade accounts receivable that secure the accounts receivable securitization facility and bear interest at variable rates plus a margin that declines if certain net leverage ratios are achieved. Fees payable under the senior credit facility are not material to interest expense. The senior credit facility includes representations and covenants that we consider usual and customary, including that our first lien net leverage ratio, as defined, cannot exceed a specified amount. At December 31, 2016, we were in compliance with those covenants.

We entered into the senior credit facility in 2015, issuing the term B loan at an original discount of €1.2 million and paying debt issuance costs of $15.4 million, most of which were deferred and are being recognized as interest expense through the maturity date. We used a portion of the proceeds from the senior credit facility and proceeds from the issuance of 4.625% senior notes to repay our prior credit facility and incurred a loss on extinguishment of debt of $7.9 million during 2015.

In 2016, we amended our term B loan for more favorable interest terms. The amendment required us to repay €50.0 million of principal and pay financing costs of $0.9 million, most of which were deferred and are being recognized as interest expense through the maturity date. We also incurred a loss on extinguishment of debt of $0.5 million representing the portion of unamortized deferred costs and original discount related to the principal repaid. In 2014, we amended our prior credit facility to extend maturity dates and obtain more favorable interest terms and paid debt issuance costs of $1.1 million.

Senior Notes

We have issued €503.8 million of 4.625% senior notes that mature on April 15, 2022. Interest is payable in arrears on April 15 and October 15 of each year. The notes are redeemable at premiums that begin at 102.3125%

plus the present value of interest through April 15, 2018, then decline through April 15, 2020 at which time the notes become redeemable at face value. The notes are also redeemable in part using proceeds from certain equity offerings and in full upon certain changes in control. The indentures covering the notes include representations and covenants that we consider usual and customary. At December 31, 2016, we were in compliance with those covenants.

In 2015, we issued the notes at an original issue discount of €3.8 million and paid debt issuance costs of $5.4 million, which were deferred and are being recognized as interest expense through the maturity date. We also used a portion of the proceeds from the senior credit facility to redeem all of our 7.25% senior notes for a premium of $20.4 million and incurred a loss on extinguishment of debt of $24.8 million. In 2014, we used net proceeds from the IPO to redeem 10.75% subordinated notes at face value and incurred a loss on extinguishment of debt of $5.1 million.

9.	Financial instruments and fair value measurements

Our financial instruments include cash and cash equivalents, trade accounts receivable, accounts payable, debt and an amount due to Varietal under the ITRA. Except for the amount due to Varietal, these financial instruments are held or issued by a number of institutions, which reduces the risk of material non-performance.

Assets and Liabilities for which Fair Value is Only Disclosed

The carrying amount of cash and cash equivalents is the same as its fair value and is a Level 1 measurement. The carrying amounts for trade accounts receivable and accounts payable approximate fair value due to their short-term nature and are Level 2 measurements.

The following table presents the carrying amounts and fair values of debt instruments:

	December 31, 2016		December 31, 2015
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Accounts receivable securitization facility	$163.9	$163.9	$38.0	$38.0
Senior credit facility:
Multi-currency revolving loan facility	31.6	31.6	—	—
Term A loan	859.7	856.4	903.9	901.5
Term B loan	423.8	431.9	494.8	500.5
4.625% senior notes	524.9	553.9	538.6	536.5
Other debt	13.1	13.1	13.7	13.7

The fair values of debt instruments are based on standard pricing models that take into account the present value of future cash flows, which are Level 2 measurements.

At December 31, 2016 and 2015, the amount due to Varietal under the ITRA (see Note 20) had carrying amounts of $85.0 million and $163.1 million, respectively, and fair values of $82.9 million and $147.6 million, respectively. The fair values were estimated using a combination of observable and unobservable inputs following an income-based approach, a Level 3 measurement.

Recurring Fair Value Measurements with Significant Unobservable Inputs

Certain of the business acquisitions we completed entitle the sellers to contingent consideration if earnings targets are met during a period of time following the acquisition.

The following table presents changes to contingent consideration liabilities:

	Year ended December 31,
(in millions)	2016	2015
Beginning balance	$21.0	$11.6
Acquisitions (Note 5)	13.8	13.6
Loss (income) from changes to estimated fair value	4.9	(1.1)
Cash payments	(4.2)	(2.4)
Currency translation	(0.8)	(0.7)

Ending balance	$34.7	$21.0

We estimate the fair value of contingent consideration using the average of probability-weighted potential earn-out payments specified in the purchase agreements, a Level 3 measurement, ranging in the aggregate from approximately $19 million to $38 million for all open earn-outs at December 31, 2016. The significant assumptions used in these calculations include forecasted results and the estimated likelihood for each performance scenario.

Derivative Instruments and Hedging Activities

We engage in hedging activities to reduce our exposure to changes in variable interest rates and foreign currency exchange rates. Our hedging activities are designed to manage specific risks according to our strategies, as summarized below, which may change from time to time. Our hedging activities consist of the following:

•	Cash flow hedging — We hedge the variable base interest rate of a portion of our term A loan using interest rate swaps;

•	Net investment hedging — We hedge a portion of our net investment in euro-denominated foreign operations using our 4.625% senior notes and a portion of our term B loan;

•

Economic hedge — We experience opposite foreign currency exchange rate effects related to a euro-denominated intercompany loan and the unhedged portion of our term B loan. The currency effects for these non-derivative instruments are recorded through earnings in the period of change and substantially offset one another; and

•

Other hedging activities — Some of our subsidiaries hedge short-term foreign-denominated business transactions and intercompany financing transactions using foreign currency forward contracts. No additional disclosures are provided for these activities because they were not material to our consolidated financial statements.

Cash Flow and Net Investment Hedging

We have entered into two interest rate swaps designated as cash flow hedges of the variable LIBOR rate on $500.0 million of our term A loan. Those swaps exchange the variable LIBOR rate for an approximately 1% fixed rate and mature on September 28, 2020. These hedges have been and are expected to continue to be fully effective. As a result, changes to the fair value of the interest rate swaps, which otherwise would be recognized in earnings, are deferred to AOCI.

We have designated €356.0 million of our term B loan and all €503.8 million of our 4.625% senior notes as hedges to protect a portion of our net investment in foreign operations from the impact of changes in the euro to U.S. dollar exchange rate. As a result of these hedge designations, the foreign currency changes on the debt instruments, which otherwise would be recognized in earnings, are deferred to AOCI and equally offset the foreign currency changes on the hedged portion of our net investment. These hedges have no other impact to our financial position, financial performance or cash flows.

The following table presents the balance sheet classification and fair values of these instruments, all of which are Level 2 measurements:

		December 31,
(in millions)	Balance sheet classification	2016	2015
Cash flow hedging:
Interest rate swaps	Other assets	$11.2	$—
Net investment hedging:
Portion of term B loan	Debt, net of current portion	379.2	402.6
4.625% senior notes	Debt, net of current portion	553.9	536.5

The following table presents the net unrealized gain (loss) deferred to AOCI for these instruments:

	Year ended December 31,
(in millions)	2016	2015
Cash flow hedging:
Interest rate swaps	$9.8	$—
Net investment hedging:
Portion of net investment in foreign operations	(28.6)	(3.7)
Portion of term B loan	13.5	12.4
4.625% senior notes	15.1	(8.7)

All of these hedges were fully effective for the periods presented. The following table presents the net loss reclassified from AOCI into earnings for these instruments:

(in millions)	Income statement classification	Year ended December 31,
		2016	2015
Interest rate swaps	Interest expense	$(1.4)	$—

10.	Commitments and contingencies

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we expand our manufacturing operations or service offerings. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in the Asia-Pacific region and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various disputes, litigation and regulatory matters incidental to our business, including employment matters, commercial disputes, government contract compliance matters, disputes regarding environmental clean-up costs, and other matters arising out of the normal conduct of our business. We intend to vigorously defend ourselves in such matters. From time to time, we are named as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of these disputes or litigation has historically been immaterial, and we believe the range of reasonably possible loss from current matters continues to be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

Employment Agreements

The employment agreements with our executive officers include provisions for the payment of severance and continuing health benefits following termination without cause or resignation for good reason, as those terms are defined in the employment agreements. The aggregate of potential payments for all executive officers under these provisions was $11.1 million at December 31, 2016.

Registration Rights Agreement

We are party to a registration rights agreement with Varietal that could require us to pay securities registration costs in future periods. Under the registration rights agreement, Varietal is entitled to request that we register (i) any shares of our common stock that it held at October 7, 2014 and (ii) any shares held by Madison Dearborn Partners. Should we register such common stock, we would be required to pay costs related to the registration as well as Varietal’s expenses in connection with its exercise of these rights.

During the years ended December 31, 2016 and 2015, we incurred expenses pursuant to the registration rights agreement. See Note 20.

11.	Redeemable equity

Redeemable equity consists of redeemable equity units of our parent and, prior to July 31, 2014, redeemable convertible preferred stock.

Redeemable Equity Units of Parent

In 2007, Varietal established a plan whereby certain employees were able to purchase a “strip” of preferred and common units. The following describes the accounting for these units:

•

Issuances — Prior to the recapitalization, Varietal issued these units in exchange for cash. Subsequently, Varietal contributed an equal amount of capital to us in exchange for shares of redeemable convertible preferred stock. None of these units have been issued following the recapitalization.

•

Repurchases — Upon termination of the employee unitholders, two redemption options may be triggered, one of which is outside of our control. Prior to the recapitalization, Varietal redeemed the units by providing an equally-valued number of shares of our redeemable convertible preferred stock to the unitholder, which we subsequently redeemed for cash. Following the recapitalization, Varietal redeems units directly with cash.

•

Valuation — These units are presented on our consolidated balance sheets at their redemption value. The redemption value is contractually defined, with preferred units valued as the sum of unreturned capital plus a cumulative dividend and common units valued at the enterprise value of Varietal less the redemption value of preferred units. Changes to the redemption value are reclassified to or from additional paid-in capital.

Certain employees also received a special type of common unit that vested based upon continuing service, subject to accelerated vesting upon the occurrence of certain events. Because these units were provided as an incentive to provide services to us, we accounted for them as stock-based compensation. See Note 13.

Redeemable Convertible Preferred Stock

In 2014, in anticipation of our IPO, we completed an internal recapitalization (see Note 12) pursuant to which all shares of our redeemable convertible preferred stock were exchanged for newly-issued shares of common stock. Prior to the recapitalization, the preferred stock was redeemable by Varietal for the sum of unreturned capital plus a cumulative dividend.

12.	Stockholders’ equity

Stockholders’ equity consists of common stock. We are also authorized to issue preferred stock.

Our debt agreements impose restrictions on VWR Funding’s ability to make payments to VWR Corporation, including for the purpose of paying dividends on capital stock. See Note 24.

Recapitalization

In anticipation of our IPO, we completed an internal recapitalization in 2014 pursuant to which all then outstanding equity was exchanged for 102.0 million shares of newly-issued common stock. We also amended and restated our certificate of incorporation and bylaws which resulted in the capitalization shown on our consolidated balance sheet and included a 102-for-1 stock split.

Initial Public Offering

In 2014, we completed our IPO, which included an additional sale to our underwriters, by issuing 29.4 million common shares at a price of $21.00 per share. After deducting underwriting discounts, the IPO resulted in net proceeds of $582.6 million.

In connection with the IPO, we also: i) paid a $25.0 million dividend to Varietal; ii) terminated a management services agreement with Madison Dearborn Partners and Avista Capital Partners and entered into an ITRA with Varietal (see Note 20); iii) awarded stock options to certain employees and directors under a new stock-based compensation plan (see Note 13); and iv) used the net proceeds from the IPO to repay debt.

13.	Stock-based compensation

The following table presents the components of stock-based compensation expense, a component of SG&A expenses:

	Year ended December 31,
(in millions)	2016	2015	2014
2014 Plan	$8.3	$4.4	$1.1
Other immaterial plans	0.3	0.5	0.9

Total	$8.6	$4.9	$2.0

At December 31, 2016, remaining stock-based compensation expense of $25.9 million related to unvested awards will be recognized over a weighted average period of 3.0 years.

2014 Plan

The 2014 Plan authorized up to 11.5 million shares of common stock to be issued in the form of stock options, stock appreciation rights, restricted stock or other stock-based awards. At December 31, 2016, 5.6 million shares were available for future issuance. No award shall be granted pursuant to the 2014 Plan on or after September 9, 2024.

The following table presents information about stock options under the 2014 Plan:

	Year ended December 31, 2016
(in millions, except per option amounts and years)	Number of stock options	Weighted average exercise price per option	Aggregate intrinsic value	Weighted average remaining term
Outstanding at beginning of period	3.2	$21.03
Granted	2.8	24.68
Exercised	(0.1)	21.00
Forfeited	(0.1)	21.39

Outstanding at end of period	5.8	22.80	$13.3	5.4 years

Expected to vest	4.5	23.26	8.3	5.6 years
Exercisable	1.2	21.02	4.8	4.8 years

Granted

In 2016, we granted stock options to management that vest 25% on the first anniversary of the date of grant and 6.25% quarterly thereafter through the fourth anniversary of the date of grant and have a seven-year term.

In 2014, we granted stock options to management that vest 40% on the second anniversary of the date of grant and 5.00% quarterly thereafter through the fifth anniversary of the date of grant and have a seven-year term.

The following table presents information about their fair value:

	Year ended December 31,
	2016	2014
Weighted average grant date fair value	$6.69	$6.67
Expected stock price volatility	30%	33%
Risk free interest rate	1.16%	1.76%
Expected dividend rate	nil	nil
Expected life of options	4.6 years	4.9 years

Vested and Exercised

Beginning in 2016, options vested and were exercised. The total fair value of options vested during the year was $8.2 million. Options exercised had intrinsic value of $0.6 million, caused us to realize a tax benefit of $0.2 million and resulted in cash contributions of $2.0 million.

14.	Restructuring

In the fourth quarter of 2016, we initiated a restructuring program designed to achieve additional efficiencies in our operating model and reduce operating expenses. The program involves selectively realigning personnel, closures of several smaller operations accompanied by consolidation of their operating activities in other business units, and closure or divestiture of certain non-strategic businesses units. The program is expected to be completed by early 2018 when operating activity relocations are scheduled to be completed.

The following table presents information about restructuring charges under the 2016 program, which are included in SG&A expenses:

(in millions)	Year ended December 31, 2016	December 31, 2016
		Cumulative charges incurred	Expected remaining charges	Total expected charges
Employee severance	$12.9	$12.9	$5.4	$18.3
Facility closure	0.4	0.4	3.9	4.3
Other	7.0	7.0	5.4	12.4

Total	$20.3	$20.3	$14.7	$35.0

Americas	$1.8	$1.8	$1.7	$3.5
EMEA-APAC	18.5	18.5	13.0	31.5

Total	$20.3	$20.3	$14.7	$35.0

Other charges are to write-down the carrying value of net assets of businesses that we plan to close or sell under the program.

The following table presents changes to accrued restructuring charges:

(in millions)	Employee severance	Facility closure	Total
Balance at December 31, 2015	$—	$—	$—
Restructuring charges	12.9	0.4	13.3
Cash payments	(2.2)	—	(2.2)

Balance at December 31, 2016	$10.7	$0.4	$11.1

15.	Benefit plans

We sponsor a number of defined benefit plans for our employees worldwide. We present these plans as follows due to their differing geographies, characteristics and actuarial assumptions:

•

The U.S. Retirement Plan is a funded and tax-qualified defined benefit retirement plan providing two types of benefits based on: (i) service for substantially all full-time U.S. employees who completed a year of service by May 31, 2005, with benefits frozen on that date; and (ii) beginning in 2016, an annual contribution we make for substantially all full-time U.S. employees that grows at a defined rate. We generally fund the minimum amount required by applicable laws and regulations. We use a December 31 measurement date for the U.S. Retirement Plan.

•

The German, French and UK Plans are presented in the aggregate. Our German subsidiaries have unfunded defined benefit pension plans for certain employees and retirees that are closed to new participants. Our French subsidiary has a funded defined benefit pension plan for a certain group of employees that is closed to new participants. Our UK subsidiary has funded defined benefit plans that are closed to new participants and frozen with respect to future accrual of benefits. We use a December 31 measurement date for the German, French and UK Plans.

•	We sponsor certain other defined benefit plans that are not material individually or in the aggregate.

We also sponsor a defined contribution plan for our employees in the United States, Canada and Puerto Rico that features an employer match. Prior to 2016, we also provided an annual contribution to those plans based on company performance that was replaced by a similar benefit under the U.S. Retirement Plan beginning in 2016. The aggregate expense for our defined contribution plans was $9.9 million, $10.6 million and $10.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table presents information about our defined benefit plans:

	U.S. Retirement Plan Year ended December 31,		German, French and UK Plans Year ended December 31,
(in millions)	2016	2015	2016	2015
Change in projected benefit obligation:
Beginning balance	$180.1	$189.1	$164.0	$180.3
Service cost	3.9	0.7	1.4	1.7
Interest cost	6.8	7.7	4.4	5.1
Actuarial loss (gain)	4.3	(9.7)	34.8	(6.4)
Benefits paid	(7.7)	(7.7)	(5.1)	(3.2)
Currency translation	—	—	(20.2)	(13.5)
Other	—	—	0.7	—

Ending balance	187.4	180.1	180.0	164.0

Change in fair value of plan assets:
Beginning balance	222.8	241.2	84.7	83.0
Actual gain (loss) on plan assets	23.1	(10.7)	21.7	2.3
Company contributions	—	—	10.1	7.3
Benefits paid	(7.7)	(7.7)	(5.1)	(3.2)
Currency translation	—	—	(16.2)	(4.7)

Ending balance	238.2	222.8	95.2	84.7

Funded status at end of year	$50.8	$42.7	$(84.8)	$(79.3)

Accumulated benefit obligation at end of year	$187.4	$180.1	$172.2	$156.5
Amounts recognized in consolidated balance sheets at end of year:
Other assets	50.8	42.7	0.6	0.8
Other liabilities	—	—	85.4	80.1
Accumulated other comprehensive income (loss)	13.6	7.9	(66.1)	(53.1)

At December 31, 2016, the amounts in AOCI that have not been recognized as net periodic pension income or cost relate to actuarial gains or losses, none of which will be recognized for the U.S. Retirement Plan and $3.8 million of which will be recognized for the German, French and UK Plans in 2017.

The following table presents the components of net periodic pension (income) cost:

	U.S. Retirement Plan Year ended December 31,			German, French and UK Plans Year ended December 31,
(in millions)	2016	2015	2014	2016	2015	2014
Service cost	$3.9	$0.7	$0.7	$1.4	$1.7	$1.5
Interest cost	6.8	7.7	8.4	4.4	5.1	6.6
Expected return on plan assets	(13.1)	(14.2)	(14.4)	(4.6)	(4.8)	(5.7)
Recognized net actuarial (gain) loss	—	—	(0.4)	3.3	3.7	2.1
Gain on partial plan settlement	—	—	(6.9)	—	—	—
Other	—	—	—	0.7	—	—

Total	$(2.4)	$(5.8)	$(12.6)	$5.2	$5.7	$4.5

For the years ended December 31, 2016, 2015 and 2014, the net unrealized gain (loss) recorded in other comprehensive income or loss was: (i) for the U.S. Retirement Plan, $5.8 million, $(15.3) million and $(5.0) million, respectively; and (ii) for the German, French and UK Plans, $(16.4) million, $3.9 million and $(26.3) million, respectively. The amounts reclassified from AOCI into earnings are shown in the table above as recognized net actuarial gain or loss.

The following table presents the assumptions used to determine the projected benefit obligation and net periodic pension income:

	U.S. Retirement Plan Year ended December 31,			German, French and UK Plans Year ended December 31,
	2016	2015	2014	2016	2015	2014
Projected benefit obligation at end of year:
Discount rate	4.23%	4.58%	4.13%	2.36%	3.22%	2.99%
Annual rate of compensation increase	3.00%	*	*	3.00%	3.00%	3.00%
Net periodic pension cost or income:
Discount rate	4.58%	4.13%	* *	3.22%	2.99%	4.19%
Expected rate of return on plan assets	6.00%	6.00%	6.00%	6.01%	5.93%	6.92%
Annual rate of compensation increase	3.00%	*	*	3.00%	3.00%	3.00%

*	Not applicable
**	We used discount rates of 4.90% and 4.34% to measure the net periodic pension income of the U.S. Retirement Plan before and after a partial plan settlement that occurred on June 1, 2014, respectively.

We select our discount rates by reference to published bond yield curves.

The following table presents future benefits expected to be paid at December 31, 2016:

(in millions)	U.S. Retirement Plan	German, French and UK Plans
2017	$13.9	$3.1
2018	13.7	3.0
2019	12.8	3.8
2020	13.0	3.7
2021	13.1	4.5
2022 – 2026	63.3	28.2

During the year ended December 31, 2016, we made no contributions to the U.S. Retirement Plan and $10.1 million of aggregate contributions to the German, French and UK Plans. In 2017, we expect to make no contributions to the U.S. Retirement Plan and aggregate contributions of $4.2 million to the German, French and UK Plans.

The following table presents information about plan assets by type of fair value measurement:

	December 31, 2016				December 31, 2015
(in millions)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2
U.S. Retirement Plan:
Cash and cash equivalents	$2.0	$2.0	$—	$—	$1.4	$1.4	$—
Fixed income funds	181.0	—	181.0	—	171.4	—	171.4
Equity funds	55.2	14.8	36.4	4.0	50.0	18.2	31.8

Total	$238.2	$16.8	$217.4	$4.0	$222.8	$19.6	$203.2

German, French and UK Plans:
Cash and cash equivalents	$1.1	$1.1	$—	$—	$1.0	$1.0	$—
Fixed income funds	32.4	—	32.4	—	68.2	—	68.2
Equity funds	61.7	—	61.7	—	15.5	—	15.5

Total	$95.2	$1.1	$94.1	$—	$84.7	$1.0	$83.7

At December 31, 2016, the investment strategy of the U.S. Retirement Plan is to match the investment asset duration with the pension liability duration. This strategy, utilizing diversified fixed income funds, attempts to hedge the discount rate used to present value future pension obligations. The fixed income funds invest in long duration investment grade corporate bonds primarily across industrial, financial and utilities sectors and is managed by a single institution. Surplus assets, the fair market value of assets in excess of benefit obligations, are invested in equity funds. We estimate the future return on plan assets after considering prior performance, but primarily based upon the mix of assets and expectations for the long-term returns on those asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return is adjusted for the historical experience and future expectations of returns as a result of active portfolio management as compared to the benchmark returns. Assets measured using Level 3 inputs were not material to the portfolio.

At December 31, 2016, the investment strategy for the assets of the German, French and UK Plans is to match the expected return of its portfolio with the required return to reach its long-term funding objectives. To generate this return, the plan invests in return-seeking assets, primarily global equity funds. In addition to targeting this return, the strategy also includes mitigating the risk that the present value of the liabilities increases as a result of changes to inflation and interest rates. These liability risks are hedged by investing in fixed income funds, primarily consisting of government bonds and inflation-linked government bonds. The expected long-term rate of return on plan assets used in determining pension expense is determined in a similar manner to the U.S. Retirement Plan.

16.	Leases

We lease office and warehouse space, vehicles and computer and office equipment under operating leases. Operating lease expense was $39.2 million, $32.8 million and $35.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table presents future minimum lease payments under operating leases at December 31, 2016:

(in millions)
2017	$33.4
2018	28.4
2019	21.7
2020	15.1
2021	12.9
Thereafter	32.8

Total minimum payments	$144.3

17.	Other income (expense), net

Other income (expense), net, consists primarily of foreign currency remeasurement gains and losses. Significant foreign-denominated debt instruments are held by a subsidiary in the United States, causing us to record remeasurement gains or losses in earnings to the extent not hedged. In 2015, we designated some of that debt as a hedge of our net investment in foreign operations, which has reduced the impact to earnings. See Note 9.

18.	Income taxes

The following table presents information related to the consolidated income statements:

	Year ended December 31,
(in millions)	2016	2015	2014
Income before income taxes:
United States	$146.3	$123.3	$121.4
Foreign	88.0	106.8	116.0

Total	$234.3	$230.1	$237.4

Income tax provision:
Current income tax provision:
Federal	$37.9	$5.1	$3.8
State	9.1	0.8	0.6
Foreign	35.7	42.6	46.5

Total	82.7	48.5	50.9

Deferred income tax provision (benefit):
Federal	11.2	38.3	40.1
State	(1.1)	0.9	4.3
Foreign	(6.7)	(11.9)	(10.5)

Total	3.4	27.3	33.9

Total income tax provision	$86.1	$75.8	$84.8

The following table presents the reconciliation of the income tax provision calculated at the United States statutory federal income tax rate of 35% to the amounts presented in the consolidated income statements:

	Year ended December 31,
(in millions)	2016	2015	2014
Income tax provision at United States federal statutory rate	$82.0	$80.5	$83.1
State income taxes, net of federal benefit	5.2	1.4	3.3
Change in foreign tax rates	—	(4.5)	—
Foreign rate differential	(7.4)	(11.0)	(10.4)
Changes to valuation allowance not included above	5.4	5.1	5.6
Other, net	0.9	4.3	3.2

Income tax provision	$86.1	$75.8	$84.8

The following table presents information about deferred tax assets and liabilities:

	December 31,
(in millions)	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$104.1	$136.2
Other	40.7	40.3

Deferred tax assets, gross	144.8	176.5
Valuation allowances	(105.1)	(102.5)

Deferred tax assets, net	39.7	74.0

Deferred tax liabilities:
Intangible assets	(442.0)	(467.2)
Goodwill	(39.7)	(38.2)
Other	(21.4)	(16.2)

Total deferred tax liabilities	(503.1)	(521.6)

Net deferred tax liability	$(463.4)	$(447.6)

Classification on consolidated balance sheets:
Other assets	$13.8	$11.9
Deferred income tax liabilities	(477.2)	(459.5)

Net deferred tax liability	$(463.4)	$(447.6)

The increase (decrease) to the valuation allowance for the years ended December 31, 2016, 2015 and 2014 was $2.6 million, $(7.5) million and $(9.3) million, respectively.

At December 31, 2016, most of the valuation allowances presented above relate to foreign net operating loss carryforwards that are not expected to be realized. We evaluate the realization of deferred tax assets by considering such factors as the reversal of existing taxable temporary differences, expected profitability by tax jurisdiction and available carryforward periods. The extent and timing of any such reversals will influence the extent of tax benefits recognized in a particular year. Should applicable losses, credits and deductions ultimately be realized, the resulting reduction in the valuation allowance would generally be recognized as a component of our income tax provision or benefit.

Uncertain Tax Positions

We conduct business globally, causing us to file income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities, including jurisdictions in which we have significant operations such as Germany, France, the UK, Belgium, Sweden, Canada, Switzerland and the United States. We have concluded substantially all income tax matters (i) in the United States through 2005 and (ii) in the foreign jurisdictions noted above through 2010.

The development of reserves for uncertain tax positions requires judgments about tax issues, potential outcomes and timing of settlement discussions with tax authorities. If we were to prevail on all uncertain tax positions, we would recognize a benefit to our income tax provision.

The following table reflects changes to the reserve for uncertain tax positions:

	Year ended December 31,
(in millions)	2016	2015	2014
Beginning balance	$62.2	$61.7	$57.9
Additions:
Tax positions related to the current year	1.7	1.7	5.1
Tax positions related to prior years	0.1	0.3	0.3
Reductions:
Tax positions related to prior years	—	(0.2)	(0.1)
Settlements with taxing authorities	(1.2)	(0.1)	(0.3)
Lapse of statutes of limitations	(0.6)	(0.6)	(0.4)
Currency translation	(0.4)	(0.6)	(0.8)

Ending balance	$61.8	$62.2	$61.7

The amounts above exclude accrued interest and penalties of $1.2 million and $1.0 million at December 31, 2016 and 2015, respectively. We expect a reduction in the liability for uncertain tax positions of up to $0.9 million over the next twelve months as a result of settlements with taxing authorities and the lapse of statutes of limitations.

Other Matters

Neither income taxes nor foreign withholding taxes have been provided on $842.8 million of cumulative undistributed earnings of foreign subsidiaries as of December 31, 2016. These earnings are considered permanently invested in the business. We make an evaluation at the end of each reporting period as to whether or not some or all of the undistributed earnings are permanently reinvested. Future changes in facts and circumstances could require us to recognize income tax liabilities on the assumption that our foreign undistributed earnings will be distributed to the United States in a manner that attracts a net tax cost. At this time, a determination of the amount of unrecognized deferred tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

At December 31, 2016, we had federal net operating loss carryforwards of $133.5 million that begin to expire in 2027 and state net operating loss carryforwards of $332.8 million, with a corresponding state tax benefit of $12.7 million, that expire at various times through 2034. In addition, we had foreign net operating loss carryforwards of $308.2 million, which predominantly have indefinite expirations.

We have entered into an agreement that provides for the payment to Varietal of the majority of cash savings in U.S. federal, state and local income tax as a result of the utilization of net operating losses generated in periods prior to the IPO. See Note 20.

We file a consolidated federal and certain state combined income tax returns with our domestic subsidiaries.

19.	Comprehensive income or loss

The following table presents changes in the components of AOCI, net of tax:

(in millions)	Foreign currency translation	Derivative instruments	Defined benefit plans	Total
Balance at December 31, 2013	$13.3	$(2.1)	$(8.7)	$2.5
Net unrealized (loss) gain arising during the period	(204.2)	0.7	(27.0)	(230.5)
Reclassification of net loss (gain) into earnings	—	1.1	(3.0)	(1.9)

Balance at December 31, 2014	(190.9)	(0.3)	(38.7)	(229.9)
Net unrealized (loss) gain arising during the period	(174.4)	3.0	(7.0)	(178.4)
Reclassification of net (gain) loss into earnings	—	(0.7)	2.7	2.0

Balance at December 31, 2015	(365.3)	2.0	(43.0)	(406.3)
Net unrealized (loss) gain arising during the period	(22.4)	9.1	(9.4)	(22.7)
Reclassification of net loss (gain) into earnings	1.2	(2.3)	2.7	1.6

Balance at December 31, 2016	$(386.5)	$8.8	$(49.7)	$(427.4)

The following table presents the reclassifications of net (gain) loss from AOCI into earnings:

	Year ended December 31,
(in millions)	2016	2015	2014
Foreign currency translation:
Selling, general and administrative expenses	$1.7	$—	$—
Income tax provision	(0.5)	—	—

Net income	$1.2	$—	$—

Derivative instruments:
Cost of goods sold	$(4.2)	$(2.3)	$0.6
Interest expense	1.4	0.3	0.6
Loss on extinguishment of debt	—	0.7	0.5
Income tax provision	0.5	0.6	(0.6)

Net income	$(2.3)	$(0.7)	$1.1

Defined benefit plans:
Selling, general and administrative expenses	$3.9	$3.9	$(5.3)
Income tax provision	(1.2)	(1.2)	2.3

Net income	$2.7	$2.7	$(3.0)

The following table presents the income tax effects of comprehensive income or loss components:

	Year ended December 31,
(in millions)	2016	2015	2014
Foreign currency translation:
Net unrealized income tax provision arising during the period	$(11.1)	$(1.5)	$—
Reclassification of net income tax benefit into earnings	(0.5)	—	—
Derivative instruments:
Net unrealized income tax provision arising during the period	(4.8)	(1.8)	(0.2)
Reclassification of net income tax provision (benefit) into earnings	0.5	0.6	(0.6)
Defined benefit plans:
Net unrealized income tax benefit arising during the period	2.2	4.8	10.1
Reclassification of net income tax (benefit) provision into earnings	(1.2)	(1.2)	2.3

20.	Related party transactions

Due to Varietal — ITRA

We are party to an ITRA with Varietal. The ITRA provides for the payment of most of the cash savings in U.S. federal, state and local income tax realized as a result of utilizing net operating losses that were generated in periods prior to the IPO. Varietal will not reimburse us for any payments previously made under the ITRA if such benefits are subsequently disallowed. As noted previously, Madison Dearborn Partners owns a controlling interest in Varietal.

We make payments under the ITRA the year after the tax year for which we claim the net operating loss carryforwards. We made a payment under the ITRA of $78.1 million during the year ended December 31, 2016. At December 31, 2016, the remaining amount due to Varietal under the ITRA was $85.0 million, $27.7 million of which is classified as current and represents our estimate of the payment that will become due in March 2017.

Registration Rights Agreement

During the years ended December 31, 2016 and 2015, Varietal completed registered sales of 25.2 million and 31.1 million shares of our common stock, respectively. We received no proceeds from these sales and issued no additional shares of our common stock. Pursuant to our registration rights agreement with Varietal (see Note 10), we incurred expenses of $1.2 million and $1.5 million in 2016 and 2015, respectively, for the registrations and sales of common stock.

21.	Risks and uncertainties

Evaluating Goodwill and the VWR Tradename for Impairment

On October 1 of each year, we perform annual impairment testing of our goodwill and the VWR tradename. The impairment testing requires us to estimate the fair value of these assets, which requires significant judgment.

We experienced more modest growth across our business in 2016 compared to 2015, which caused us to decrease the projected cash flows of our reporting units resulting in a decline in the estimated fair value using the income approach. Increases in the market approach driven by increased stock performance and valuation multiples more than offset that decrease for the Americas and partially offset that decrease for EMEA-APAC. This resulted in an increase to the estimated fair value of our Americas reporting unit, a decrease to the estimated fair value of our EMEA-APAC reporting unit and an increase to the estimated fair value our indefinite-lived intangible assets, each compared to prior periods. However, future changes in our estimates or judgments could reduce our fair value measurements, which could in turn result in an impairment charge. For example, our expected net sales, cash flow performance or market conditions could be adversely affected by negative macroeconomic or industry-specific factors. In 2011 and 2010, we recognized impairment charges of $3.3 million and $48.1 million, respectively, related to changes in the science education industry, while in 2008 we recognized impairment charges of $392.1 million related to macroeconomic factors. We could also experience adverse changes in market factors such as discount rates, valuation multiples derived from comparable publicly-traded companies, a decline in the trading price of our common stock or control premiums derived from market transactions.

At October 1, 2016, the estimated fair value of the VWR tradename, which comprises substantially all of our indefinite-lived intangible assets, exceeded its carrying value by over $300 million, and the estimated fair values of our Americas and EMEA-APAC reporting units exceeded their carrying values by over $1.1 billion and over $900 million, respectively.

Evaluating Long-Lived Assets for Impairment

We have acquired 46 businesses since June 2007. Following their recognition in business combinations, we are required to monitor their long-lived assets for indicators of impairment. If identified, we are required to perform impairment testing, which may require us to estimate the fair value of those assets. Estimating fair value requires us to exercise significant judgment.

Based on a review of financial performance in 2015, we decreased our forecast of the profitability of a non-strategic business in our EMEA-APAC segment and recorded impairment charges of $3.2 million in 2015. In 2016, we committed to a plan to sell that business as part of the restructuring program disclosed in Note 14. As a result, we incurred additional charges of $6.6 million to write-down the carrying value of its net assets.

Should we identify other indicators of impairment in future periods, we may be required to recognize additional charges.

Changes to Foreign Currency Exchange Rates

Our operations span the globe. A significant portion of our earnings and net assets are denominated in foreign currencies, principally the euro but also the British pound sterling and many others. We also carry a significant amount of euro-denominated debt in the United States. Because we translate or remeasure these items into U.S. dollars, changes in foreign currency exchange rates can have a significant impact on our reported results.

We are not able to predict the impact that future changes in foreign currency exchange rates may have on our operating results, but their impact could be significant. Over the past few years, we have experienced significant changes in foreign currency exchange rates. Following a 2016 referendum to leave the European Union, the value of the British pound sterling in U.S. dollars dropped significantly. The value of the euro in U.S. dollars also reached a historic low in late 2016. These trends followed a significant strengthening of the U.S. dollar against most foreign currencies during the second half of 2014.

In 2015, we designated hedges that reduced our exposure to foreign currency remeasurement recorded in earnings. For more information, see Note 9.

Significant Concentrations

Our two largest suppliers accounted for 8% and 6% of our cost of goods sold in 2016.

22.	Segment financial information

We report financial results on the basis of two reportable segments organized by geographic region: the Americas and EMEA-APAC. Both the Americas and EMEA-APAC segments provide laboratory products, services and solutions to customers in the life science, general research and applied markets, including the pharmaceutical, biotechnology, agricultural, chemical, environmental, food and beverage, health care, microelectronic and petrochemical industries, as well as governmental agencies, universities and research institutes and environmental organizations. Corporate costs are managed centrally and attributed to the Americas segment.

The following tables present segment financial information:

	Year ended December 31,
(in millions)	2016	2015	2014
Net sales:
Americas	$2,737.7	$2,577.3	$2,430.1
EMEA-APAC	1,776.5	1,741.5	1,945.2

Total	$4,514.2	$4,318.8	$4,375.3

Operating income:
Americas	$174.9	$162.5	$141.0
EMEA-APAC	140.7	157.7	176.9

Total	$315.6	$320.2	$317.9

Capital expenditures:
Americas	$47.8	$30.5	$22.2
EMEA-APAC	12.1	10.4	11.4

Total	$59.9	$40.9	$33.6

Depreciation and amortization:
Americas	$87.3	$82.1	$77.8
EMEA-APAC	42.8	42.4	51.5

Total	$130.1	$124.5	$129.3

	December 31,
(in millions)	2016	2015
Total assets:
Americas	$3,067.1	$2,867.6
EMEA-APAC	1,895.4	1,926.2

Total	$4,962.5	$4,793.8

The amounts above exclude inter-segment activity. All of the net sales for each segment are from external customers. We determined that disclosing net sales for each group of similar customers, products and services would be impracticable.

The following tables present net sales and property and equipment by geographic area:

	Year ended December 31,
(in millions)	2016	2015	2014
Net sales:
United States	$2,517.7	$2,355.9	$2,188.2
Canada	185.2	188.9	205.6
Central and South America	34.8	32.5	36.3
Europe	1,704.8	1,676.6	1,870.3
Asia-Pacific	71.7	64.9	74.9

Total	$4,514.2	$4,318.8	$4,375.3

	December 31,
(in millions)	2016	2015
Property and equipment:
United States	$166.1	$139.9
Canada	5.9	4.2
Central and South America	4.4	2.6
Europe	72.0	74.9
Asia-Pacific	5.4	6.6

Total	$253.8	$228.2

We disclose property and equipment by geographic area because many of these assets cannot be readily moved and are illiquid, subjecting them to geographic risk. None of our other long-lived assets are subject to geographic risk.

23.	Unaudited quarterly financial information

	Year ended December 31, 2016
(in millions, except per share data)	First	Second	Third	Fourth
Net sales	$1,098.3	$1,149.5	$1,136.1	$1,130.3
Gross profit	310.6	323.4	313.5	314.3
Net income	38.8	41.8	40.6	27.0
Earnings per share:
Basic	0.30	0.32	0.31	0.21
Diluted	0.29	0.32	0.31	0.20

	Year ended December 31, 2015
(in millions, except per share data)	First	Second	Third	Fourth
Net sales	$1,029.6	$1,081.2	$1,095.5	$1,112.5
Gross profit	291.2	298.5	299.5	307.9
Net income	71.5	18.3	11.0	53.5
Earnings per share:
Basic	0.54	0.14	0.08	0.41
Diluted	0.54	0.14	0.08	0.41

24.	Condensed parent company only financial statements

Our subsidiaries are party to certain debt agreements that restrict their ability to pay dividends or make other distributions to us. At December 31, 2016, $1,308.4 million of the net assets of our subsidiaries were subject to those restrictions. Those net assets are restricted from being transferred to us in the form of loans, advances or cash dividends except as permitted by the debt agreements. For example, those agreements allow our subsidiaries to fund amounts payable under the ITRA without the restriction.

Pursuant to SEC regulations, the following presents condensed financial information as to the financial position, results of operations and cash flows of VWR Corporation on an unconsolidated basis. The related disclosures required by those regulations are provided elsewhere in the consolidated financial statements.

Condensed Parent Company Only Balance Sheets

	December 31,
(in millions, except per share data)	2016	2015
Assets
Cash and cash equivalents	$4.7	$—
Investment in unconsolidated subsidiaries	1,595.9	1,538.3

Total assets	$1,600.6	$1,538.3

Liabilities, Redeemable Equity and Stockholders’ Equity
Current liabilities:
Current amount due to Varietal — ITRA	$27.7	78.1

Total current liabilities	27.7	78.1
Amount due to Varietal — ITRA, net of current portion	57.3	85.0

Total liabilities	85.0	163.1
Redeemable equity, at redemption value	21.2	38.8
Stockholders’ equity:
Preferred stock, $0.01 par value; 50.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 750.0 shares authorized, 131.6 and 131.4 shares issued and outstanding	1.3	1.3
Additional paid-in capital	1,766.0	1,735.1
Retained earnings	154.5	6.3
Accumulated other comprehensive loss	(427.4)	(406.3)

Total stockholders’ equity	1,494.4	1,336.4

Total liabilities, redeemable equity and stockholders’ equity	$1,600.6	$1,538.3

Condensed Parent Company Only Income Statements

	Year ended December 31,
(in millions)	2016	2015	2014
Equity in earnings of unconsolidated subsidiaries, net of tax	$148.2	$154.3	$152.6

Net income	148.2	154.3	152.6
Accretion of dividends on redeemable equity	—	—	(29.4)

Net income applicable to common stockholders	$148.2	$154.3	$123.2

Condensed Parent Company Only Statements of Cash Flows

	Year ended December 31,
(in millions)	2016	2015	2014
Cash flows from financing activities:
Proceeds from issuance of common stock	$4.7	$1.3	$582.6
Payment of stock issuance costs	—	—	(4.8)
Capital contributed to unconsolidated subsidiaries	—	(1.3)	(577.8)
Receipt of dividends from unconsolidated subsidiaries	78.1	9.8	33.9
Payment of dividend	—	—	(25.0)
Redemption of redeemable equity	—	—	(8.9)
Payment to Varietal under ITRA	(78.1)	(9.8)	—

Net cash from financing activities	4.7	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$4.7	$—	$—

25.	Valuation and qualifying accounts

The following table presents changes to our valuation and qualifying accounts:

(in millions)	Beginning balance	Charged to costs and expenses	Deductions(1)	Currency translation	Ending balance
Year ended December 31, 2016:
Reserves on trade accounts receivable	$12.0	$3.0	$(4.1)	$(0.4)	$10.5
Valuation allowances on deferred taxes	102.5	5.0	—	(2.4)	105.1
Year ended December 31, 2015:
Reserves on trade accounts receivable	12.2	3.3	(2.6)	(0.9)	12.0
Valuation allowances on deferred taxes	110.0	3.3	—	(10.8)	102.5
Year ended December 31, 2014:
Reserves on trade accounts receivable	14.8	2.4	(4.2)	(0.8)	12.2
Valuation allowances on deferred taxes	119.3	2.5	—	(11.8)	110.0

(1)	Deductions represent bad debts charged off, net of recoveries.

VWR Corporation and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except per share data)	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$120.3	$168.7
Trade accounts receivable, net of reserves of $11.8 and $10.5	691.1	607.2
Inventories	522.2	483.1
Other current assets	90.1	93.1

Total current assets	1,423.7	1,352.1
Property and equipment, net of accumulated depreciation of $295.1 and $248.9	333.0	253.8
Goodwill	2,044.8	1,844.0
Other intangible assets, net	1,488.0	1,407.8
Other assets	119.6	104.8

Total assets	$5,409.1	$4,962.5

Liabilities, Redeemable Equity and Stockholders’ Equity
Current liabilities:
Current portion of debt	$320.2	$250.1
Accounts payable	513.0	476.3
Employee-related liabilities	112.7	79.3
Current amount due to Varietal — ITRA	26.0	27.7
Other current liabilities	163.6	152.7

Total current liabilities	1,135.5	986.1
Debt, net of current portion	1,859.8	1,766.9
Amount due to Varietal — ITRA, net of current portion	31.3	57.3
Deferred income tax liabilities	429.0	477.2
Other liabilities	205.3	159.4

Total liabilities	3,660.9	3,446.9
Commitments and contingencies (Note 8)
Redeemable equity, at redemption value	36.2	21.2
Stockholders’ equity:
Preferred stock, $0.01 par value; 50.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 750.0 shares authorized, 131.9 and 131.6 shares issued and outstanding	1.3	1.3
Additional paid-in capital	1,765.7	1,766.0
Retained earnings	279.1	154.5
Accumulated other comprehensive loss	(334.1)	(427.4)

Total stockholders’ equity	1,712.0	1,494.4

Total liabilities, redeemable equity and stockholders’ equity	$5,409.1	$4,962.5

See accompanying notes to the condensed consolidated financial statements.

VWR Corporation and Subsidiaries

Condensed Consolidated Income Statements (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share data)	2017	2016	2017	2016
Net sales	$1,195.2	$1,136.1	$3,509.6	$3,383.9
Cost of goods sold	860.6	822.6	2,524.8	2,436.4

Gross profit	334.6	313.5	984.8	947.5
Selling, general and administrative expenses	251.5	230.3	739.5	700.0

Operating income	83.1	83.2	245.3	247.5
Interest expense	(21.8)	(20.6)	(61.1)	(60.5)
Other income (expense), net	8.3	(0.4)	4.8	(0.9)

Income before income taxes	69.6	62.2	189.0	186.1
Income tax provision	(20.5)	(21.6)	(64.4)	(64.9)

Net income	$49.1	$40.6	$124.6	$121.2

Earnings per share:
Basic	$0.37	$0.31	$0.95	$0.92
Diluted	0.37	0.31	0.94	0.92
Weighted average shares outstanding:
Basic	131.8	131.5	131.7	131.4
Diluted	133.1	131.9	132.6	131.7

See accompanying notes to the condensed consolidated financial statements.

VWR Corporation and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income or Loss (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Net income	$49.1	$40.6	$124.6	$121.2
Other comprehensive income:
Foreign currency translation:
Net unrealized gain arising during the period	36.3	4.7	99.8	27.3
Derivative instruments:
Net unrealized (loss) gain arising during the period	(0.8)	2.9	(3.3)	(0.2)
Reclassification of net gain into earnings	(5.6)	(0.5)	(5.9)	(1.3)
Defined benefit plans:
Reclassification of net loss into earnings	0.7	0.3	2.7	1.5

Other comprehensive income	30.6	7.4	93.3	27.3

Comprehensive income	$79.7	$48.0	$217.9	$148.5

See accompanying notes to the condensed consolidated financial statements.

VWR Corporation and Subsidiaries

Condensed Consolidated Statements of Redeemable Equity and Stockholders’ Equity (Unaudited)

	Redeemable equity, at redemption value	Stockholders’ equity
		Common stock		Additional paid-in capital	Retained earnings	AOCI	Total
(in millions)		Shares	Par value
Balance at December 31, 2016	$21.2	131.6	$1.3	$1,766.0	$154.5	$(427.4)	$1,494.4
Issuance of common stock	—	0.3	—	5.0	—	—	5.0
Stock-based compensation expense	—	—	—	9.7	—	—	9.7
Reclassifications to state redeemable equity at redemption value	15.0	—	—	(15.0)	—	—	(15.0)
Net income	—	—	—	—	124.6	—	124.6
Other comprehensive income	—	—	—	—	—	93.3	93.3

Balance at September 30, 2017	$36.2	131.9	$1.3	$1,765.7	$279.1	$(334.1)	$1,712.0

See accompanying notes to the condensed consolidated financial statements.

VWR Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended September 30,
(in millions)	2017	2016
Cash flows from operating activities:
Net income	$124.6	$121.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108.8	96.5
Deferred income tax (benefit) provision	(27.5)	15.9
Stock-based compensation expense	9.7	6.1
Other, net	0.9	8.5
Changes in working capital, net of business acquisitions:
Trade accounts receivable	(38.4)	(29.8)
Inventories	(12.3)	(30.0)
Accounts payable	5.9	(34.4)
Other assets and liabilities	30.6	32.1

Net cash provided by operating activities	202.3	186.1

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(197.3)	(60.8)
Capital expenditures	(43.0)	(45.5)
Other investing activities	6.1	—

Net cash used in investing activities	(234.2)	(106.3)

Cash flows from financing activities:
Proceeds from debt	714.2	483.7
Repayment of debt	(708.6)	(497.1)
Payment to Varietal under ITRA	(27.7)	(78.1)
Payment of contingent consideration	(21.4)	(4.2)
Net change in bank overdrafts	0.9	16.2
Proceeds from settlement of interest rate swaps	9.7	—
Other financing activities	5.0	1.3

Net cash used in financing activities	(27.9)	(78.2)

Effect of exchange rate changes on cash	11.4	3.8

Net (decrease) increase in cash and cash equivalents	(48.4)	5.4
Cash and cash equivalents at beginning of period	168.7	136.3

Cash and cash equivalents at end of period	$120.3	$141.7

Supplemental disclosures of cash flow information:
Cash paid for interest	$50.9	$54.7
Cash paid for income taxes, net	64.3	51.5

See accompanying notes to the condensed consolidated financial statements.

VWR Corporation and Subsidiaries

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	Nature of Operations and Basis of Presentation

We are a leading global independent provider of product and service solutions to laboratory and production customers with significant market positions in Europe and North America. We offer a broad portfolio of branded and private label laboratory products, a full range of value-added services and custom manufacturing capabilities to meet our customers’ needs. Services represent a growing but currently small portion of our overall net sales.

Pending Merger with Avantor

In May 2017, we entered into an agreement and plan of merger with Avantor pursuant to which each issued and outstanding share of our common stock will be exchanged for $33.25. In July 2017, our stockholders voted to approve and adopt the merger agreement. The completion of the merger is subject to certain regulatory approvals and other customary closing conditions and is expected to occur in mid to late fourth quarter of 2017.

The merger agreement resulted in a number of changes to our commitments and contingencies, and we expect to incur significant costs related to the pending merger, each as discussed further in Note 8.

Basis of Presentation

We report financial results for two segments organized by geographic region: the Americas and EMEA-APAC.

The condensed consolidated financial statements have been prepared on the basis that we will continue to operate as a separate company from Avantor for the foreseeable future. Specifically:

•	Assets and liabilities have been presented as current or noncurrent, and forward-looking disclosures have been prepared, on the same basis as prior periods; and

•	Significant commitments and contingencies related to the merger, as discussed further in Note 8, have been disclosed but not recognized.

We have prepared these condensed consolidated financial statements without audit pursuant to the rules and regulations of the SEC. Certain information normally included in financial statements prepared in accordance with GAAP has been condensed or omitted pursuant to such rules and regulations. The financial information presented herein reflects all adjustments (consisting only of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of the results to be expected for the full year.

We believe that the disclosures included herein are adequate to make the information presented not misleading in any material respect when read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report. Those audited consolidated financial statements include a summary of our significant accounting policies, to which there have been no material changes.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of VWR Corporation and the redeemable equity of Varietal, each after the elimination of intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, expense, income and loss during the reporting period. Actual results could differ significantly from those estimates.

(2)	New Accounting Standards

In March 2017, the FASB issued new guidance about the presentation of the components of net periodic pension cost. The new guidance would require us to classify service cost as SG&A expense, interest cost as interest expense and the other components of net periodic pension cost as other income (expense), net. We would expect no change to income before income taxes or net income and would adopt the new guidance retrospectively beginning in the first quarter of 2018.

In February 2016, the FASB issued comprehensive new guidance about leases. Under the new guidance, most leases would be recognized on our consolidated balance sheet as liabilities with corresponding right-of-use assets. The new guidance carries forward a similar method of expense recognition for lessees. The new guidance would be effective for us beginning in the first quarter of 2019, with early adoption permitted, and would be adopted using a modified retrospective approach. We would expect this new guidance to result in a significant increase to our assets and liabilities.

In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance provides a new model for revenue recognition that supersedes most current guidance and requires more disclosures about revenue including the components of revenue that are communicated to investors. The new guidance would be effective for us beginning in the first quarter of 2018 and could be adopted using either a full retrospective or a modified retrospective approach. We would expect the new recognition model to primarily impact only certain portions of our business and to result in expanded disclosures. We would not expect a material change to our results upon adoption; however, our evaluation is not yet complete. As part of the adoption we would evaluate the need for any changes to our internal control over financial reporting. We would adopt the new standard using the modified retrospective method.

There were no other new accounting standards that we would expect to have a material impact to our financial position or results of operations upon adoption.

(3)	Earnings per Share

The following table presents information about basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Reconciliation of weighted average shares outstanding:
Basic	131.8	131.5	131.7	131.4
Dilutive effect of stock-based instruments	1.3	0.4	0.9	0.3

Diluted	133.1	131.9	132.6	131.7

Number of anti-dilutive instruments excluded from dilutive effect	1.4	2.1	3.1	3.9

(4)	Acquisitions

During the nine months ended September 30, 2017, we acquired three businesses for $197.3 million, net of cash acquired. Except for their effects on investing cash flow and leasing (see Note 12), none of these acquisitions, nor their related costs, were material individually or in the aggregate to our results of operations or financial condition.

(5)	Goodwill and Other Intangible Assets, net

The following tables present information about goodwill by segment:

(in millions)	Americas	EMEA-APAC	Total
Balance at December 31, 2016	$1,114.1	$729.9	$1,844.0
Acquisitions	88.5	18.9	107.4
Currency translation	7.0	86.4	93.4

Balance at September 30, 2017	$1,209.6	$835.2	$2,044.8

	September 30, 2017			December 31, 2016
(in millions)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Americas	$1,416.2	$206.6	$1,209.6	$1,320.7	$206.6	$1,114.1
EMEA-APAC	835.2	—	835.2	729.9	—	729.9

Total	$2,251.4	$206.6	$2,044.8	$2,050.6	$206.6	$1,844.0

The following table presents the components of other intangible assets:

	September 30, 2017			December 31, 2016
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,541.2	$741.7	$799.5	$1,413.0	$651.3	$761.7
Other	73.3	27.7	45.6	49.7	20.1	29.6

Amortizable intangible assets	1,614.5	769.4	845.1	1,462.7	671.4	791.3
Indefinite-lived trademarks and tradenames	642.9	—	642.9	616.5	—	616.5

Other intangible assets	$2,257.4	$769.4	$1,488.0	$2,079.2	$671.4	$1,407.8

Amortization expense was $23.9 million and $21.4 million for the three months ended September 30, 2017 and 2016, respectively, and $69.5 million and $63.7 million for the nine months ended September 30, 2017 and 2016, respectively.

The following table presents estimated future amortization expense at September 30, 2017:

(in millions)
Remainder of 2017	$23.9
2018	93.8
2019	92.1
2020	90.7
2021	86.5
Thereafter	458.1

Total	$845.1

(6)	Debt

The following table presents information about debt:

	September 30, 2017			December 31, 2016
(dollars in millions)	Interest terms	Rate	Amount
Accounts receivable securitization facility	LIBOR plus 1.15%	2.38%	$163.9	$163.9
Senior credit facility:
Multi-currency revolving loan facility	Variable	3.36%	83.7	31.6
Term A loan, net of discount of $3.9 and $4.8	LIBOR plus 2.00%	3.24%	826.6	859.7
Term B loan, net of discount of $3.8 and $4.4	EURIBOR plus 3.00%	3.00%	471.6	423.8
4.625% senior notes, net of discount of $6.3 and $7.0	Fixed rate	4.63%	588.6	524.9
Capital lease obligations			45.6	13.1

Total debt			$2,180.0	$2,017.0

Classification on condensed consolidated balance sheets:
Current portion of debt			$320.2	$250.1
Debt, net of current portion			1,859.8	1,766.9

Total debt			$2,180.0	$2,017.0

Borrowings under the accounts receivable securitization facility and the multi-currency revolving loan facility are included in the current portion of debt because we frequently borrow from and repay them to satisfy short term cash requirements; we are not required to repay those borrowings until maturity of the instruments.

Under the pending merger agreement (see Note 1), we would be required to redeem or repay most of our debt. We may redeem the 4.625% senior notes at 102.3125% plus the present value of interest through April 15, 2018, and we must offer to redeem them at 101% following certain specific types of change of control.

In 2016, we entered into a contract to swap LIBOR for fixed interest rates on a portion of our term A loan, and in September 2017, we settled that contract. See Note 7.

The following table presents availability under credit facilities at September 30, 2017:

(in millions)	Accounts receivable securitization facility	Multi- currency revolving loan facility	Total
Maximum availability	$175.0	$250.0	$425.0
Current availability	$175.0	$250.0	$425.0
Undrawn letters of credit outstanding	(10.9)	(1.8)	(12.7)
Outstanding borrowings	(163.9)	(83.7)	(247.6)

Unused availability	$0.2	$164.5	$164.7

Current availability under the accounts receivable securitization facility depends upon maintaining a sufficient borrowing base of eligible trade accounts receivable. At September 30, 2017, $268.2 million of trade accounts receivable were pledged as collateral under the facility.

(7)	Financial Instruments and Fair Value Measurements

Our financial instruments include cash and cash equivalents, trade accounts receivable, accounts payable, debt, contingent consideration liabilities and an amount due to Varietal under the ITRA. Except for the amount due to

Varietal and the contingent consideration liabilities, these financial instruments are held or issued by a number of institutions, which reduces the risk of material non-performance.

Assets and Liabilities for which Fair Value is Only Disclosed

The carrying amount of cash and cash equivalents is the same as its fair value and is a Level 1 measurement. The carrying amounts for trade accounts receivable and accounts payable approximate fair value due to their short-term nature and are Level 2 measurements.

The following table presents the carrying amounts and fair values of debt instruments:

	September 30, 2017		December 31, 2016
(in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Accounts receivable securitization facility	$163.9	$163.9	$163.9	$163.9
Senior credit facility:
Multi-currency revolving loan facility	83.7	83.7	31.6	31.6
Term A loan	826.6	830.5	859.7	856.4
Term B loan	471.6	475.4	423.8	431.9
4.625% senior notes	588.6	622.1	524.9	553.9
Capital lease obligations	45.6	45.6	13.1	13.1

The fair values of debt instruments are based on standard pricing models that take into account the present value of future cash flows, which are Level 2 measurements.

At September 30, 2017 and December 31, 2016, the amount due to Varietal under the ITRA had carrying amounts of $57.3 million and $85.0 million, respectively, and fair values of $56.2 million and $82.9 million, respectively. The fair values were estimated using a combination of observable and unobservable inputs following an income-based approach, a Level 3 measurement.

Recurring Fair Value Measurements with Significant Unobservable Inputs

Certain of the business acquisitions we completed entitle the sellers to contingent consideration if earnings targets are met during a period of time following the acquisition. See Note 8 for certain developments related to the pending merger with Avantor.

The following table presents changes in contingent consideration liabilities:

(in millions)	Nine months ended September 30, 2017
Beginning balance	$34.7
Acquisitions	22.1
Income from changes to estimated fair value	(0.8)
Cash payments	(26.2)
Currency translation	0.9

Ending balance	$30.7

We estimate the fair value of contingent consideration using the average of probability-weighted potential earn-out payments specified in the purchase agreements, a Level 3 measurement, ranging in the aggregate from approximately $0 million to $37 million for all open earn-outs at September 30, 2017. The significant assumptions used in these calculations include forecasted results and the estimated likelihood for each performance scenario.

Derivative Instruments and Hedging Activities

We engage in hedging activities to manage specific risks according to our strategies, as summarized below, which may change from time to time:

•

Cash flow hedging — Until September 2017, we hedged the variable base interest rate of a portion of our term A loan using interest rate swaps to reduce our exposure to changes in variable interest rates;

•

Net investment hedging — We hedge a portion of our net investment in euro-denominated foreign operations using our 4.625% senior notes and a portion of our term B loan to reduce the earnings impact of changes in foreign currency exchange rates;

•

Economic hedge — We experience opposite foreign currency exchange rate effects related to a euro-denominated intercompany loan and the unhedged portion of our term B loan. The currency effects for these non-derivative instruments are recorded through earnings in the period of change and substantially offset one another; and

•

Other hedging activities — Some of our subsidiaries hedge short-term foreign-denominated business transactions and intercompany financing transactions using foreign currency forward contracts. No additional disclosures are provided for these activities because they were not material to our financial statements.

Cash Flow and Net Investment Hedging

Until September 2017, we were party to two interest rate swaps designated as cash flow hedges of the variable LIBOR rate on $500.0 million of our term A loan. Those swaps exchanged the variable LIBOR rate for an approximately 1% fixed rate and would have matured on September 28, 2020. Those hedges were fully effective.

As a result, changes to the fair value of the interest rate swaps, which otherwise would have been recognized in earnings, were deferred to AOCI. In September 2017, we discontinued hedge accounting, settled the interest rate swaps and received $9.7 million which we classified as a financing cash inflow. We determined that the hedged future interest payments were no longer probable of occurring because the term A loan will be repaid in connection with the merger, so we reclassified all of the related AOCI into non-operating income (see Note 13).

We have designated €356.0 million of our term B loan and all €503.8 million of our 4.625% senior notes as hedges to protect a portion of our net investment in foreign operations from the impact of changes in the euro to U.S. dollar exchange rate. As a result of these hedge designations, the foreign currency changes on the debt instruments, which otherwise would be recognized in earnings, are deferred to AOCI and equally offset the foreign currency changes on the hedged portion of our net investment. These hedges have no other impact to our financial position, financial performance or cash flows.

The following table presents the balance sheet classification and fair values of these instruments, all of which are Level 2 measurements:

(in millions)	Balance sheet classification	9/30/2017	December 31, 2016
Cash flow hedging:
Interest rate swaps	Other assets	$—	$11.2
Net investment hedging:
Portion of term B loan	Debt, net of current portion	418.4	379.2
4.625% senior notes	Debt, net of current portion	622.1	553.9

The following table presents the net unrealized gain (loss) deferred to AOCI for these instruments:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Cash flow hedging:
Interest rate swaps	$(0.6)	$2.5	$(1.6)	$(2.9)
Net investment hedging:
Portion of net investment in foreign operations	34.3	12.6	107.2	33.7
Portion of term B loan	(14.3)	(5.6)	(44.5)	(14.5)
4.625% senior notes	(20.0)	(7.0)	(62.7)	(19.2)

The following table presents the net gain (loss) reclassified from AOCI into earnings for these instruments:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Income statement classification	2017	2016	2017	2016
Interest rate swaps	Interest expense	$0.2	$(0.5)	$(0.1)	$(0.9)
	Other income (expense), net	9.7	—	9.7	—

All of these hedges were fully effective for the periods presented.

(8)	Commitments and Contingencies

Pending Merger

The merger agreement, as discussed in Note 1, resulted in a number of changes to our commitments and contingencies, summarized as follows:

•	Stock-based compensation — Upon completion of the merger, all of our stock-based awards would be exchanged for cash. See Note 9.

•

Merger costs — Upon completion of the merger, we would be required to pay a financial advisor approximately $28 million related to its assessment of the fairness of the merger consideration to our stockholders. We estimate that we will incur other professional costs ranging from $5 to $12 million.

•

Associate retention plans — In contemplation of the pending merger, we adopted two retention plans that authorize us to pay up to $40.0 million to management in exchange for continuing service through May 4, 2018. Under those plans, up to $25.0 million is payable on the earlier of (i) May 4, 2018 or (ii) the date an associate is terminated by us other than for cause, due to death or disability or leaves for good reason, each as defined in the plan and subject to certain changes if the merger is not completed. In the event that U.S. federal excise taxes become due from certain executives, up to an additional $15.0 million is payable to them to keep them in the same position as if no excise tax had applied.

•

Amount due to Varietal under ITRA — Upon completion of the merger, the amount due to Varietal under the ITRA would be $56.2 million, which is less than its carrying amount and would result in a $1.1 million gain. See Note 15.

•

Contingent consideration for business acquisitions — Upon completion of the merger, $15.0 million of previously recognized contingent consideration for a business acquisition would become immediately payable. Other contingent consideration remains payable according to the original terms. See Note 7.

•

Termination clause — The merger agreement provides Avantor and us certain termination rights. We would be required to pay Avantor a termination fee of $85.0 million for the acceptance of a takeover proposal and $170.0 million for acceptance of a superior proposal or the occurrence of an adverse recommendation. We would be entitled to receive a fee of $300.0 million from Avantor for certain actions taken by regulators or certain failures of Avantor to satisfy conditions of the merger agreement.

We expect to incur significant costs for these items and other professional costs related to the pending merger, $8.1 million and $18.4 million of which was recognized for the three and nine months ended September 30, 2017, respectively. We determined that none of the above items that are contingent upon completion of the pending merger met the threshold for recognition under GAAP at September 30, 2017. The associate retention plans, which are not contingent on the completion of the merger, are being recognized as expense on a straight-line basis over the requisite service period and are included in the merger-related costs. The other professional costs have been accrued at our current best estimate of $5.0 million and are included in the merger-related costs.

Other Matters

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we expand our manufacturing operations or service offerings. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in the Asia-Pacific region and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various disputes, litigation and regulatory matters incidental to our business, including employment matters, commercial disputes, government contract compliance matters, disputes regarding environmental clean-up costs, and other matters arising out of the normal conduct of our business. We intend to vigorously defend ourselves in such matters. From time to time, we are named as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of these disputes or litigation has historically been immaterial, and we believe the range of reasonably possible loss from current matters continues to be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

The employment agreements with our executive officers include provisions for the payment of severance and continuing health benefits following termination without cause or resignation for good reason, as those terms are defined in the employment agreements. The aggregate of potential payments for all executive officers under these provisions was $11.2 million at September 30, 2017.

(9)	Stock-Based Compensation

The following table presents detail about stock-based compensation expense, a component of SG&A expenses:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
2014 Plan:
Stock options	$2.9	$2.2	$8.2	$5.7
Restricted stock units	0.6	0.1	1.4	0.2
Other immaterial plans	—	—	0.1	0.2

Total	$3.5	$2.3	$9.7	$6.1

At September 30, 2017, remaining stock-based compensation expense of $27.9 million related to stock options would be recognized over a weighted average period of 2.6 years and $6.9 million related to restricted stock units would be recognized over a weighted average period of 3.2 years.

Under the pending merger agreement (see Note 1), outstanding stock options would be exchanged for the excess of the $33.25 merger price per share over each option’s exercise price, and restricted stock units would be exchanged for the merger price of $33.25 per share.

2014 Plan

The 2014 Plan authorized up to 11.5 million shares of common stock to be issued in the form of stock options, stock appreciation rights, restricted stock or other stock-based awards. At September 30, 2017, 3.7 million shares were available for future issuance. Under the pending merger agreement, no award may be issued prior to its completion or termination, and under the 2014 Plan no award may be granted on or after September 9, 2024.

Stock options

The following table presents information about stock options under the 2014 Plan:

	Nine months ended September 30, 2017
(options and intrinsic values in millions)	Number of stock options	Weighted average exercise price per option	Aggregate intrinsic value	Weighted average remaining term
Outstanding at beginning of period	5.8	$22.80
Granted	1.7	28.26
Exercised	(0.2)	22.08
Forfeited	(0.1)	23.34

Outstanding at end of period	7.2	24.09	$64.7	5.1 years

Expected to vest	4.6	24.98	37.1	5.4 years
Exercisable	2.5	22.35	26.8	4.5 years

In 2017, we granted stock options to management that vest 25% on the first anniversary of the date of grant and 6.25% quarterly thereafter through the fourth anniversary of the date of grant and have a seven-year term.

The following table presents information about the fair value of stock options granted in 2017:

Weighted average grant date fair value	$6.88
Expected stock price volatility	25%
Risk free interest rate	1.71%
Expected dividend rate	nil
Expected life of options	4.6 years

The total fair value of options vested during the nine months ended September 30, 2017 was $9.7 million. Options exercised during the nine months ended September 30, 2017 had intrinsic value of $1.6 million, caused us to realize a tax benefit of $0.5 million and resulted in cash contributions of $3.7 million.

Restricted Stock Units

The following table presents information about restricted stock units under the 2014 plan:

	Nine months ended September 30, 2017
(units in millions)	Number of units	Weighted average grant date fair value per unit
Nonvested at beginning of period	—	$24.52
Granted	0.3	28.26
Vested	—	24.52
Forfeited	—	28.26

Nonvested at end of period	0.3	28.00

In 2017, we granted restricted stock units to management that vest 25% annually through the fourth anniversary of the date of grant. The fair value of the restricted stock units on the date of grant was equal to the quoted price of our common stock on that date.

(10)	Restructuring

In the fourth quarter of 2016, we initiated a restructuring program to achieve additional efficiencies in our operating model and to reduce operating expenses. The program involves selectively realigning personnel, closures of several smaller operations accompanied by consolidation of their operating activities in other business units, and closure or divestiture of certain non-strategic business units. We expect to fully execute the program by early 2018 when operating activity relocations are scheduled to be completed.

The following table presents the charges under this program, substantially all of which are included in SG&A expenses:

(in millions)			September 30, 2017
	Three months ended September 30, 2017	Nine months ended September 30, 2017	Cumulative charges incurred	Expected remaining charges	Total expected charges
Employee severance	$0.7	$4.8	$17.7	$—	$17.7
Facility closure	0.6	1.0	1.4	2.2	3.6
Other	0.1	4.0	11.0	2.7	13.7

Total	$1.4	$9.8	$30.1	$4.9	$35.0

Americas	$1.0	$2.8	$4.6	$0.4	$5.0
EMEA-APAC	0.4	7.0	25.5	4.5	30.0

Total	$1.4	$9.8	$30.1	$4.9	$35.0

Other charges are to write-down the carrying value of net assets of businesses planned for closure or sale under the program and other charges not payable in cash.

The following table presents changes to accrued restructuring charges:

(in millions)	Employee severance	Facility closure	Total
Balance at December 31, 2016	$10.7	$0.4	$11.1
Restructuring charges	4.8	1.0	5.8
Cash payments	(10.3)	(0.5)	(10.8)
Currency translation	0.7	—	0.7

Balance at September 30, 2017	$5.9	$0.9	$6.8

(11)	Benefit Plans

The following tables present the components of net periodic pension (income) cost:

	U.S. Retirement Plan Three months ended September 30,		German, French and UK Plans Three months ended September 30,
(in millions)	2017	2016	2017	2016
Service cost	$1.4	$0.2	$0.4	$0.4
Interest cost	1.6	1.7	1.0	1.1
Expected return on plan assets	(3.5)	(3.3)	(1.2)	(1.2)
Recognized net actuarial loss	—	—	1.0	0.8

Total	$(0.5)	$(1.4)	$1.2	$1.1

	U.S. Retirement Plan Nine months ended September 30,		German, French and UK Plans Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Service cost	$4.2	$0.5	$1.2	$1.1
Interest cost	4.8	5.1	3.0	3.4
Expected return on plan assets	(10.5)	(9.8)	(3.7)	(3.6)
Recognized net actuarial loss	—	—	3.0	2.5

Total	$(1.5)	$(4.2)	$3.5	$3.4

During the nine months ended September 30, 2017, we made no contributions to the U.S. Retirement Plan and $1.7 million of aggregate contributions to the German, French and UK Plans. For the remainder of 2017, we expect to make no contributions to the U.S. Retirement Plan and aggregate contributions of $3.1 million to the German, French and UK Plans.

(12)	Leases

The following table presents future minimum lease payments for a business acquired in the first quarter of 2017:

	September 30, 2017
(in millions)	Capital leases	Operating leases
Remainder of 2017	$0.7	$0.1
2018	2.7	0.4
2019	2.6	0.4
2020	2.8	0.4
2021	2.9	0.2
Thereafter	57.3	4.4

Total minimum payments	69.0	$5.9

Imputed interest	36.6

Present value of minimum lease payments	$32.4

Assets under capital leases for that business were $32.5 million with $0.8 million of accumulated depreciation at September 30, 2017. The capital lease assets are recorded in property and equipment, net, and the capital lease obligations are recorded in debt.

(13)	Other Income or Expense, net

The following table presents the components of other income (expense), net:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Net foreign currency remeasurement loss from financing activities	$(1.4)	$(0.4)	$(5.0)	$(0.9)
Gain on settlement of interest rate swaps (Note 7)	9.7	—	9.7	—
Other, net	—	—	0.1	—

Total	$8.3	$(0.4)	$4.8	$(0.9)

(14)	Comprehensive Income or Loss

The following table presents changes in the components of AOCI, net of tax:

(in millions)	Foreign currency translation	Derivative instruments	Defined benefit plans	Total
Balance at December 31, 2016	$(386.5)	$8.8	$(49.7)	$(427.4)
Net unrealized gain (loss) arising during the period	99.8	(3.3)	—	96.5
Reclassification of net (gain) loss into earnings	—	(5.9)	2.7	(3.2)

Balance at September 30, 2017	$(286.7)	$(0.4)	$(47.0)	$(334.1)

The following table presents the reclassification of net (gain) loss from AOCI into earnings:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Derivative instruments:
Cost of goods sold	$0.8	$(1.1)	$0.1	$(2.3)
Selling, general and administrative expenses	(0.1)	—	(0.2)	—
Interest expense	(0.2)	0.5	0.1	0.9
Other income or expense, net	(9.7)	—	(9.7)	—
Income tax provision	3.6	0.1	3.8	0.1

Net income	$(5.6)	$(0.5)	$(5.9)	$(1.3)

Defined benefit plans:
Selling, general and administrative expenses	$1.0	$0.6	$3.8	$2.3
Income tax provision	(0.3)	(0.3)	(1.1)	(0.8)

Net income	$0.7	$0.3	$2.7	$1.5

The following table presents the income tax effects of the components of comprehensive income or loss:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Foreign currency translation:
Net unrealized income tax benefit arising during the period	$13.4	$5.0	$41.8	$13.2
Derivative instruments:
Net unrealized income tax benefit (provision) arising during the period	0.4	(1.6)	1.4	0.6
Net reclassification of income tax provision into earnings	3.6	0.1	3.8	0.1
Defined benefit plans:
Net reclassification of income tax benefit into earnings	(0.3)	(0.3)	(1.1)	(0.8)

(15)	Related Party Transactions

Due to Varietal — ITRA

We are party to an ITRA with Varietal. The ITRA provides for the payment of most of the cash savings in U.S. federal, state and local income tax realized as a result of utilizing net operating losses that were generated in periods prior to our initial public offering. Varietal will not reimburse us for any payments previously made under the ITRA if such benefits are subsequently disallowed.

We made a payment under the ITRA of $27.7 million during the first quarter of 2017. At September 30, 2017, the remaining amount due to Varietal under the ITRA was $57.3 million, $26.0 million of which is classified as current and represents our estimate of the payment that will become due in March 2018.

In connection with the pending merger, the ITRA would become immediately payable. See Note 8.

(16)	Segment Financial Information

The following table presents segment financial information:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2017	2016	2017	2016
Net sales:
Americas	$717.6	$707.7	$2,136.8	$2,069.3
EMEA-APAC	477.6	428.4	1,372.8	1,314.6

Total	$1,195.2	$1,136.1	$3,509.6	$3,383.9

Operating income:
Americas	$42.2	$47.2	$126.3	$134.2
EMEA-APAC	40.9	36.0	119.0	113.3

Total	$83.1	$83.2	$245.3	$247.5

The amounts above exclude inter-segment activity. All of the net sales for each segment are from external customers. We determined that disclosing net sales for each group of similar customers, products and services would be impracticable.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma condensed statement of operations and explanatory notes present how the consolidated financial statements of Avantor, Inc. may have appeared had VWR Acquisition and the related debt financing transactions and internal reorganizations (collectively, with the VWR Acquisition, the “Transactions”), occurred on January 1, 2017. The adjustments herein are limited to amounts that are directly attributable to the Transactions, factually supportable and are expected to have a continuing impact.

The unaudited pro forma condensed financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had the Transactions actually occurred January 1, 2017, nor do they purport to project our results of operations for any future period. The unaudited pro forma condensed financial information should be read in conjunction with the information under the headings “Summary — Summary Historical Financial and Other Data,” “Selected Condensed Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed financial information.

The unaudited pro forma financial information is only presented as an unaudited pro forma condensed statement of operations for the year ended December 31, 2017, during which period the Transactions were reflected on a historical basis only from the date the VWR Acquisition occurred, November 21, 2017, through December 31, 2017. The unaudited pro forma condensed balance sheets as of September 30, 2018 and December 31, 2017 and the unaudited pro forma condensed statement of operations for the nine months ended September 30, 2018 are not presented as the Transactions were fully reflected in the historical balance sheets as of those dates and the historical statement of operations for that period.

The accompanying unaudited pro forma condensed statement of operations has been prepared in accordance with Article 11 of the SEC Regulation S-X. The VWR Acquisition is considered a business combination and therefore was accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 Business Combinations.

Unaudited Pro Forma Condensed Statement of Operations

For the Year Ended December 31, 2017

	Historical Avantor	VWR 1/1 – 9/30	VWR 10/1 – 11/21	Internal reorganization adjustments	VWR Acquisition adjustments		Financing and other related adjustments		Pro forma
(in millions, except per share information)				(Note 3)	(Note 4)		(Note 5)
Net sales	$1,247.4	$3,509.6	$694.6	$—	$(52.9)	(a)	$—		$5,398.7
Cost of sales	814.6	2,524.8	498.8	—	(96.2)	(a,c,g)	—		3,742.0

Gross profit	432.8	984.8	195.8	—	43.3		—		1,656.7
Selling, general and administrative expenses	449.7	739.5	207.4	—	(3.8)	(b,c,f,h)	—		1,392.8
Fees paid to New Mountain Capital	193.5	—	—	—	—		—		193.5

Operating income	(210.4)	245.3	(11.6)	—	47.1		—		70.4
Interest expense	(257.3)	(61.1)	(51.6)	—	112.7	(e)	(255.3)	(a)	(512.6)
Other income (loss), net	7.5	4.8	(0.4)	—	—		—		11.9

(Loss) income before income taxes	(460.2)	189.0	(63.6)	—	159.8		(255.3)		(430.3)
Income tax (benefit) expense	(314.9)	64.4	(21.7)	—	62.3	(d)	(99.6)	(b)	(309.5)

Net (loss) income	(145.3)	124.6	(41.9)	—	97.5		(155.7)		(120.8)
Less: Net loss attributable to noncontrolling interests	(32.6)	—	—	32.6	—		—		—

Net (loss) income attributable to controlling interests	(112.7)	124.6	(41.9)	(32.6)	97.5		(155.7)		(120.8)

Accumulation of yield on Series A preferred stock	(27.8)	—	—	—	—		(238.0)	(c)	(265.8)
Adjustment of Series A preferred stock to redemption value	(274.4)	—	—	—	—		—		(274.4)

Net (loss) income available to common stockholders	$(414.9)	$124.6	$(41.9)	$(32.6)	$97.5		$(393.7)		$(661.0)

Loss per share
Basic and Diluted	$(13.73)								$(21.89)

Weighted average shares outstanding
Basic and Diluted	30.2								30.2

1.	Basis of presentation

The unaudited pro forma condensed statement of operations combines Avantor, Inc’s and VWR’s historical consolidated results for the year ended December 31, 2017.

The unaudited pro forma condensed statement of operations does not reflect the non-recurring expenses incurred in connection with the Transactions, including fees to financing sources, attorneys, accountants and other professional advisors.

Further, the unaudited pro forma condensed financial statements do not reflect the following items:

•

Restructuring or integration activities that have yet to be determined or other costs that may be incurred to achieve cost or growth synergies of the combined company. As no assurance can be made that the costs will be incurred or the cost or growth synergies will be achieved, no adjustment has been made.

•

Adjustment to income tax expense or benefit associated with the elimination of amounts held by noncontrolling interests and included in net (loss) income attributable to controlling interests as a result of the internal reorganization.

2.	Purchase price and purchase price allocation

Purchase Price

The purchase price, net of cash acquired, is calculated as follows:

(in millions)
Cash paid to VWR stockholders	$4,460.6
Cash paid to extinguish debt and other liabilities	2,256.2
Less: cash acquired	(137.0)

Purchase price, net of cash acquired	$6,579.8

Purchase Price Allocation

The following is a summary of the purchase price allocation giving effect to the VWR Acquisition as if it had been consummated on December 31, 2017:

(in millions)
Accounts receivable	$784.9
Inventories	585.3
Prepaid expenses and other current assets	24.3
Property, plant and equipment	457.1
Goodwill	2,581.3
Other intangible assets	4,534.1
Other assets	69.3
Accounts payable	(455.1)
Other current liabilities	(295.8)
Capital lease obligations	(67.9)
Deferred income tax liabilities	(1,486.0)
Other liabilities	(151.7)

Net assets acquired	$6,579.8

3.	Internal reorganization related pro forma adjustments

An adjustment has been made relating to the internal reorganization, which was completed in connection with the VWR Acquisition, to allocate amounts attributable to noncontrolling interests to net income or loss and equity components attributable to Avantor, Inc. The percentage of noncontrolling interests decreased to zero as a result of the reorganization.

4.	Merger related pro forma adjustments

The unaudited pro forma condensed financial statements reflect the following adjustments related to the VWR Acquisition:

(a)

Adjustments to eliminate balances and activity between Avantor, Inc. and VWR for purposes of the pro forma presentation. The transactions being eliminated primarily relate to sales from Avantor, Inc. to VWR. The adjustments were prepared under the assumption that all Avantor, Inc. products purchased by VWR were sold through to external customers during the periods presented. The adjustments eliminate the following intercompany items:

(in millions)
Net sales	$(52.9)
Cost of sales	(52.9)

(b)

Adjustment to increase amortization expense in connection with the step-up in fair value of the acquired intangible assets. The estimated useful lives of the intangibles range from 5 to 20 years. The following table presents information about the amortization of the intangible assets:

(in millions)
Total acquired other intangible assets(1)	$211.8
Less: VWR’s historical other intangible assets, net	(82.8)

Pro forma adjustment	$129.0

(1)	The adjustment to amortization expense was determined using an estimated weighted average useful life of 18.9 years.

(c)

Adjustment to decrease depreciation expense in connection with the step-up in fair value and estimated remaining useful life of the acquired property, plant and equipment. The estimated useful lives of property, plant and equipment range from 5 to 23 years. The following table presents information about the depreciation of acquired property, plant and equipment:

(in millions)
Property, plant and equipment(1)	$28.1
Less: VWR’s historical property, plant and equipment, net	(47.1)

Pro forma adjustment	$(19.0)

Classification	of depreciation expense pro forma adjustment:

Cost of sales	$(1.4)
Selling, general and administrative expenses	(17.6)

(1)	The adjustment to depreciation expense was determined using an estimated weighted average useful life of 14.4 years.

(d)

Adjustment to record the income tax impacts of the pro forma adjustments using a blended statutory tax rate of 39%. This rate does not reflect the Company’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements for a variety of reasons.

(e)	Adjustment reflects the elimination of historical interest expense associated with VWR’s debt in the unaudited pro forma condensed statement of operations.

(f)	Represents the elimination of one-time transaction costs directly attributable to the VWR Acquisition of $81.2 million for the year ended December 31, 2017.

(g)

Adjustment of $41.8 million to reflect the elimination of cost of sales associated with purchase accounting adjustments on sold VWR inventory whose carrying value was increase to fair value as part of the VWR Acquisition, as well as other immaterial purchase accounting adjustments.

(h)

Adjustment to reflect the elimination of non-recurring stock based compensation expenses of $34.0 million recognized in connection with the VWR Acquisition. The historical stock based compensation awards of VWR contained a change-in-control provision which triggered accelerated vesting of the awards upon completion of the VWR Acquisition.

5.	Financing and other related pro forma adjustments

The unaudited pro forma condensed financial statements reflect the following adjustments related to the financing transactions, the proceeds of which were used in part to fund the VWR Acquisition:

(a)	Adjustment to interest expense consists of the following:

(in millions)	Year ended December 31, 2017
Eliminate historical Avantor interest expense	$(261.1)
Interest expense related to VWR Acquisition debt financing transactions(1)	475.3
Amortization of deferred financing fees(2)	41.1

Total adjustment to interest expense	$255.3

(1)

The weighted average cash interest rate for indebtedness incurred in connection with the VWR Acquisition, calculated including the effects of quarterly principal payments under the Company’s new term loan facility, is approximately 6.5%.

(2)

Represents fees paid to the lead arrangers of the VWR Acquisition debt financing transactions for their services in arranging and structuring the financing as well as other debt issuance costs. Deferred financing fees are amortized using the effective interest method.

A 0.125% change in the estimated interest rates on the variable rate indebtedness of $2,500.0 million at the closing of the Transactions, comprised of the New Term Loan Facilities, would result in an increase or decrease in the pro forma annual interest expense of approximately $4.0 million.

(b)

Adjustment to record the income tax impacts of the financing related pro forma adjustments using a blended statutory tax rate of 39%. This rate does not reflect the Company’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements for a variety of reasons

(c)

Represents the adjustment to record the impact of the cumulative dividends in the form of additional shares of series A preferred stock, which were issued and the proceeds of which were used in part to finance the VWR Acquisition, on a quarterly basis at a rate of 12.5%.

                Shares

Avantor, Inc.

Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

Through and including                    , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by Avantor, Inc. expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and listing fee.

SEC registration fee		$12,120
FINRA filing fee		15,500
Listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. We will indemnify such persons against expenses, liabilities, and loss (including attorneys’ fees), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement actually and reasonably incurred in connection with such action.

We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Item 15. Recent Sales of Unregistered Securities.

On November 21, 2017, we issued 2.0 million shares of the Existing Senior Preferred Stock and 1.7 million shares of the Existing Junior Convertible Preferred Stock in connection with the VWR Acquisition. We intend to use the net proceeds to us from this offering to redeem outstanding shares of Existing Senior Preferred Stock. The shares of the Existing Junior Convertible Preferred Stock will be convertible into our common stock following the consummation of this offering.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated as of May 4, 2017, by and among the Avantor Funding, Inc. (f/k/a Avantor, Inc.), Avantor, Inc. (f/k/a Vail Acquisition Corp) and VWR Corporation.

3.1*	Form of Amended and Restated Certificate of Incorporation of Avantor, Inc., to be effective upon consummation of this offering.

3.2*	Form of Amended and Restated By-laws of Avantor, Inc., to be effective upon consummation of this offering.

3.3*	Certificate of Designations of the junior convertible preferred stock dated as of November 21, 2017, filed with the Secretary of State of Delaware on November 21, 2017.

3.4*	Certificate of Designations of the series A senior preferred stock dated as of November 21, 2017, filed with the Secretary of State of Delaware on November 21, 2017.

4.1*	Indenture, dated as of October 2, 2017, between Avantor Funding, Inc. (f/k/a Avantor, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee and notes collateral agent, relating to the 6.000% senior first lien notes due 2024 and the 4.750% senior first lien notes due 2024.

4.2*	Indenture, dated as of October 2, 2017, between Avantor Funding, Inc. (f/k/a Avantor, Inc.) and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 9.000% senior notes due 2025.

5.1*	Opinion of Simpson Thacher & Bartlett LLP as to the legality of the common stock.

Exhibit No.	Description

10.1*	Credit Agreement (First Lien), dated as of November 21, 2017, by and among Vail Holdco Sub LLC, Avantor Funding, Inc. (f/k/a Avantor, Inc.), the guarantors party thereto, Goldman Sachs Bank USA and the other lenders, l/c issuers and parties thereto.

10.2*	Amendment No. 1, dated as of November 27, 2018 to the Credit Agreement, dated as of November 21, 2017, by and among Vail Holdco Sub LLC, Avantor Funding, Inc. (f/k/a Avantor, Inc.), the guarantors party thereto, Goldman Sachs Bank USA and the other lenders, l/c issuers and parties thereto.

10.3*	Security Agreement, dated as of November 21, 2017, among the grantors identified therein and Goldman Sachs Bank USA, as agent.

10.4*	First Lien Intercreditor Agreement, dated as of November 21, 2017, by and among Avantor Funding, Inc. (f/k/a Avantor, Inc.), Vail Holdco Sub LLC, the other grantors party thereto, Goldman Sachs Bank USA, as collateral agent for the credit agreement secured parties, the Bank of New York Mellon Trust Company, N.A., as collateral agent for the indenture secured parties and each additional agent party from time to time thereto.

10.5*	Amended and Restated Receivables Purchase Agreement, dated November 21, 2017, among VWR Receivables Funding, LLC, VWR International, LLC, the various conduit purchasers from time to time party thereto, the various related committed purchasers from time to time party thereto, the various purchaser agents from time to time party thereto, the various LC participants from time to time party thereto and PNC Bank, National Association, as Administrator and LC Bank.

10.6*	Amended and Restated Purchase and Sale Agreement, dated November 21, 2017, between the various entities listed on Schedule I thereto as Originators and VWR Receivables Funding, LLC.

10.7*	Stockholders Agreement, dated as of November 21, 2017, between Avantor, Inc. (f/k/a Vail Holdco Corp) and the other parties named therein.

10.8*	Registration Rights Agreement, dated as of March 15, 2018, among Avantor, Inc. (f/k/a Vail Holdco Corp) and the other parties named therein.

10.9*	Avantor Funding, Inc. (f/k/a Avantor, Inc.) Equity Incentive Plan (as amended through September 28, 2016).

10.10*	Form of Nonqualified Stock Option Agreement under the Avantor Funding, Inc. Equity Incentive Plan.

10.11*	Avantor, Inc. (f/k/a Vail Holdco Corp) Equity Incentive Plan.

10.12*	Form of Nonqualified Stock Option Agreement under the Avantor, Inc. Equity Incentive Plan.

10.13*	Employment Agreement, dated November 15, 2017, between Michael Stubblefield and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.14*	Employment Letter Agreement, dated October 5, 2018, between Thomas A. Szlosek and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.15*	Employment Letter Agreement, dated November 10, 2017, between Bjorn Hofman and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.16*	Employment Letter Agreement, dated July 10, 2018, between Gerald Brophy and Avantor, Inc. (f/k/a Vail Holdco Corp).

10.17*	Contract of Employment, dated June 29, 2018, between Frederic Vanderhaegen and VWR International GmbH.

Exhibit No.	Description

10.18*	Amended and Restated Employment Letter, dated December 20, 2010, between VWR Management Services LLC and Greg Cowan.

10.19*	VWR International Amended and Restated Retirement Plan.

10.20*	Amendment No. 1 to VWR International Amended and Restated Retirement Plan.

10.21*	Form of Indemnification Agreement (between Avantor, Inc. and its directors and officers).

10.23*	Form of Avantor, Inc. 2019 Equity Incentive Plan.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of KPMG LLP.

23.2*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Powers of Attorney (included in the signature page to this Registration Statement).

*	To be included by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radnor Township, Pennsylvania, on February 8, 2019.

Avantor, Inc.

By:	/s/ Michael Stubblefield

Name:	Michael Stubblefield
Title:	President and Chief Executive Officer

Power of Attorney

The undersigned directors and officers of Avantor, Inc. hereby constitute and appoint Messrs. Thomas Szlosek, Justin Miller, Michael DePetris and Scott Baker and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on February 8, 2019.

Signature	Capacity

/s/ Michael Stubblefield Michael Stubblefield	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Thomas A. Szlosek Thomas A. Szlosek	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

/s/ Michael J. DePetris Michael J. DePetris	Senior Vice President and Corporate Controller (Principal Accounting Officer)

/s/ Rajiv Gupta Rajiv Gupta	Chairman of the Board

Signature	Capacity

/s/ Thomas Connolly Thomas Connolly	Director

/s/ Robert Fine Robert Fine	Director

/s/ Matthew Holt Matthew Holt	Director

/s/ Charles Kummeth Charles Kummeth	Director

/s/ Andre Moura Andre Moura	Director

/s/ Jo Natauri Jo Natauri	Director

/s/ Jonathan Peacock Jonathan Peacock	Director

/s/ Christi Shaw Christi Shaw	Director